FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                        Report of Foreign Registrants

                     Pursuant to Rule 13a-16 or 15d-16 of

                       Securities Exchange Act of 1934



                         GRANITE MORTGAGES 02-1 PLC
                   (Translation of registrant's name into
                                  English)
                        Fifth Floor, 100 Wood Street,
                              London EC2V 7EX,
                                   England
                       (Address of principal executive
                                  offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                  English)
                            22 Grenville Street,
                         St Helier, Jersey JE4 8PX,
                               Channel Islands
                       (Address of principal executive
                                  offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                  English)
                      35 New Bridge Street, 4th Floor,
                        Blackfriars, London EC4V 6BW,
                                   England
                       (Address of principal executive
                                  offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes............No.......X...........

      On March 20, 2002, Granite Mortgages 02-1 plc issued and sold certain notes under Registration Statement No. 333-83194. Certain documents, the provisions of which apply to Granite Mortgages 02-1 plc, have been amended and restated on or about December 19, 2002 and March 3, 2003, and are annexed hereto as Annex A.



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

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


                                             GRANITE MORTGAGES 02-1 PLC


Date: March 19, 2003                         By: /S/ Clive Rakestrow

                                             Name:  Clive Rakestrow,
                                             representing Securitisation
                                             Director No. 1


                                             Title:  Director


                                             GRANITE FINANCE FUNDING LIMITED


Date: March 19, 2003                         By:  /S/ Nigel C. Bradley

                                             Name:  Nigel C. Bradley


                                             Title:  Director


                                             GRANITE FINANCE TRUSTEES LIMITED


Date: March 19, 2003                         By:  /S/ Richard Gough

                                             Name:  Richard Gough


                                             Title:  Director

                                   ANNEX A

                                Exhibit index

Exhibit No.    Description of Exhibit
-------------------------------------

4.4            Amended and Restated Third Issuer Deed of Charge
4.9            Amended and Restated Third Issuer Cash Management Agreement
10.5.2         Amended and Restated Third Issuer Master Definitions
               Schedule
10.2.1         Amendment Agreement in relation to the Dollar Currency Swap
               Agreement
10.3.1         Amendment Agreement in relation to the Euro Currency Swap
               Agreement

                                                                   Exhibit 4.4



                                                             Execution Version




                              Dated 3 March 2003
                           -------------------------






                          GRANITE MORTGAGES 02-1 PLC
                                as Third Issuer

                                    - and -

                             THE BANK OF NEW YORK
                                as Note Trustee

                                    - and -

                                    OTHERS






-------------------------------------------------------------------------------
                             AMENDED AND RESTATED
                          THIRD ISSUER DEED OF CHARGE
-------------------------------------------------------------------------------








                          SIDLEY AUSTIN BROWN & WOOD
                             1 THREADNEEDLE STREET
                                LONDON EC2R 8AW
                            TELEPHONE 020 7360 3600
                            FACSIMILE 020 7626 7937
                              REF: 30507-9/587782

                                   CONTENTS

Clause                                                               Page No.

1.    Interpretation.......................................................2

2.    Covenant to Pay and to Perform.......................................3

3.    Third Issuer Security................................................4

4.    Release of Third Issuer Charged Property.............................9

5.    Declaration of Trust................................................10

6.    Restrictions on Exercise of Certain Rights..........................10

7.    Enforcement.........................................................14

8.    Upon Enforcement....................................................16

9.    Receiver............................................................19

10.   Further Assurance and Power of Attorney.............................22

11.   Crystallisation.....................................................24

12.   Provisions relating to the Security.................................25

13.   Protection of Third Parties.........................................26

14.   Set-Off.............................................................27

15.   Representations and Covenants.......................................27

16.   Note Trustee Provisions.............................................32

17.   Modification and Waiver.............................................33

18.   Miscellaneous Provisions............................................34

19.   Rights cumulative...................................................35

20.   Assignment..........................................................35

21.   Non Petition Covenant; Corporate Obligations........................35

22.   Notices.............................................................36

23.   Third Party Rights..................................................37

24.   Execution in Counterparts; Severability.............................37

25.   Governing Law and Jurisdiction; Appropriate Forum...................37


SCHEDULE 1  FORM OF SECURITY POWER OF ATTORNEY............................39

SCHEDULE 2  THIRD ISSUER POST-ENFORCEMENT PRIORITY OF PAYMENTS............42

SCHEDULE 3  FORM OF NOTICE OF ASSIGNMENT..................................45

THIS AMENDED AND RESTATED DEED OF CHARGE DATED 3 MARCH 2003 AMENDS AND RESTATES THE THIRD ISSUER DEED OF CHARGE DATED 20 MARCH 2002

BETWEEN:

(1) GRANITE MORTGAGES 02-1 PLC (registered number 4340767) a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX as Third Issuer;

(2) THE BANK OF NEW YORK, a New York banking corporation whose London branch address is at One Canada Square, 48th Floor, London E14 5AL, United Kingdom, as Note Trustee;

(3) CITIBANK, N.A., acting through its office at 5 Carmelite Street, London EC4Y 0PA, in its capacity as Principal Paying Agent;

(4) CITIBANK, N.A., acting through its office at 5 Carmelite Street, London EC4Y 0PA, in its capacity as Agent Bank;

(5) CITIBANK, N.A., acting through its office at 5 Carmelite Street, London EC4Y 0PA, in its capacity as Registrar;

(6) CITIBANK, N.A., acting through its office at 5 Carmelite Street, London EC4Y 0PA, in its capacity as Transfer Agent;

(7) CITIBANK, N.A., acting through its office at 5 Carmelite Street, London EC4Y 0PA, in its capacity as Account Bank;

(8) CITIBANK, N.A., acting through its office at 111 Wall Street, 14th Floor, Zone 3, New York, N.Y. 10043, U.S.A., in its capacity as US Paying Agent;

(9) NORTHERN ROCK PLC (registered number 03273685) a public limited company incorporated under the laws of England and Wales whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, in its capacity as Third Issuer Cash Manager;

(10) NORTHERN ROCK PLC (registered number 03273685) a public limited company incorporated under the laws of England and Wales whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, in its capacity as Basis Rate Swap Provider;

(11) CREDIT SUISSE FIRST BOSTON INTERNATIONAL, whose registered office is One Cabot Square, London E14 4QJ, in its capacity as Dollar Currency Swap Provider;

(12) CREDIT SUISSE FIRST BOSTON INTERNATIONAL, whose registered office is One Cabot Square, London E14 4QJ, in its capacity as Euro Currency Swap Provider;

(13) LAW DEBENTURE CORPORATE SERVICES LIMITED (registered number 3388362) a private limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX as Corporate Services Provider;

WHEREAS:

(A) This Deed secures and will secure, inter alia, the Third Issuer Secured Obligations.

(B) The Third Issuer will on the date of this Third Issuer Deed of Charge issue the Third Issuer Notes pursuant to the Third Issuer Trust Deed.

(C) The Paying Agents, the Agent Bank, the Registrar and the Transfer Agent have agreed to provide certain agency services on behalf of the Third Issuer for the benefit of the Noteholders on the terms set out in the Third Issuer Paying Agent and Agent Bank Agreement.

(D) The Third Issuer Cash Manager has agreed to act as cash manager and to provide certain administration and cash management services to the Third Issuer on the terms set out in the Third Issuer Cash Management Agreement.

(E) The Account Bank has agreed to provide certain bank account services to the Third Issuer on the terms set out in the Third Issuer Bank Account Agreement.

(F) The Dollar Currency Swap Provider has agreed to enter into dollar/sterling currency swaps with the Third Issuer in relation to Dollar Notes on the terms set out in the Third Issuer Dollar Currency Swap Agreement.

(G) The Euro Currency Swap Provider has agreed to enter into euro/sterling currency swaps with the Third Issuer in relation to the Euro Notes on the terms set out in the Third Issuer Euro Currency Swap Agreement.

(H) The Basis Rate Swap Provider has agreed to enter into an interest rate swap with the Third Issuer on the terms set out in the Third Issuer Basis Rate Swap Agreement.

(I) The Corporate Services Provider has agreed to act as corporate services provider to, inter alios, the Third Issuer on the terms set out in the Third Issuer Corporate Services Agreement.

(J) This Third Issuer Deed of Charge is supplemental to the Third Issuer Trust Deed of even date herewith and made between the Third Issuer and the Note Trustee relating to the issuance of the Third Issuer Notes.

NOW THIS DEED WITNESSES AS FOLLOWS:

1. Interpretation

1.1   Definitions: The provisions of:

      (a) the Master Definitions Schedule as amended and restated by (and appearing as Appendix 1 to) the Master Definitions Schedule Fourth Amendment and Restatement

            Deed made on 27 January 2003 between, among others, the Seller, Funding and the Mortgages Trustee, and

      (b) the Third Issuer Master Definitions Schedule as amended and restated by (and appearing as Appendix 1 to) the Third Issuer Definitions Schedule Amendment Deed made on 3 March 2003 between, among others, the Third Issuer and the Note Trustee,

      (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement.

      The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1.2 Construction: In this Third Issuer Deed of Charge, except where the context otherwise requires:

      (a) the terms of the Third Issuer Trust Deed and of any agreement in existence at the date hereof between the parties hereto are incorporated in this Third Issuer Deed of Charge but (unless otherwise expressly provided for herein) only to the extent required to ensure that any proposed disposition of the Third Issuer Charged Property contained in this Third Issuer Deed of Charge is a valid disposition in accordance with Section 2(1) of the Law of Property (Miscellaneous Provisions) Act 1989;

      (b) a reference in this Third Issuer Deed of Charge to any property, assets, undertakings or rights includes, unless the context otherwise requires, present and future property, assets, undertakings or rights; and

      (c) "this Third Issuer Deed of Charge" means this Third Issuer Deed of Charge and all the Schedules hereto (as from time to time modified and/or supplemented in accordance with the provisions set out herein) and each other document or deed entered into pursuant hereto (as from time to time modified/and or supplemented as aforesaid) and expressed to be supplemental hereto.

2. Covenant to Pay and to Perform

      Subject to the provisions of the Third Issuer Transaction Documents (including, in the case of the Third Issuer Notes, to Clause 2 (Covenant to Repay etc.) of the Third Issuer Trust Deed), the Third Issuer covenants with and undertakes to the Note Trustee for itself and as trustee for the Third Issuer Secured Creditors that it will:

      (a) duly and punctually pay and discharge all monies and liabilities whatsoever which now are or at any time hereafter may (whether before or after demand) become due and payable by the Third Issuer to the Note Trustee (whether for its own account or as trustee for the Third Issuer Secured Creditors) or to any of the other Third Issuer Secured Creditors, whether actually or contingently, under this Third Issuer Deed of Charge and/or any of the other Third Issuer Transaction Documents (including without limitation the Third Issuer Notes); and

      (b) observe, perform and satisfy all its other obligations and liabilities under this Third Issuer Deed of Charge and/or any of the other Third Issuer Transaction Documents (including without limitation the Third Issuer Notes),

      PROVIDED THAT every payment in respect of any Third Issuer Transaction Document made to the relevant Third Issuer Secured Creditor in the manner provided in such Third Issuer Transaction Document shall operate in satisfaction pro tanto of the relative covenant by the Third Issuer in this Clause.

3. Third Issuer Security

3.1   Funding Charged Property:

      (a) The Third Issuer, by way of first fixed security for the payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (Release of Third Issuer Charged Property), hereby assigns to the Note Trustee, save to the extent that any of the Third Issuer's rights and claims in respect thereof derive from property which is situated in Jersey at any relevant time, all of its right, title, benefit and interest and all claims, present and future, in and to, the security and all property, assets and rights and claims held on trust by the Security Trustee for the payment or discharge of the relevant Funding Secured Obligations pursuant to the Funding Deed of Charge including all rights to receive payment of any amount which may become payable to the Third Issuer thereunder and all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely; and

      (b) To the intent that the Note Trustee shall have a security interest in accordance with the Security Interests (Jersey) Law 1983 (the "Jersey Security Law") (and as secured party for the purposes of such law) for payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (Release of Third Issuer Charged Property), the Third Issuer (as debtor for the purposes of the Jersey Security Law) hereby assigns to the extent that the same may be situate in Jersey at any relevant time to the Note Trustee all of its right, title, benefit and interest and all claims, present and future, in and to, the security and all property, assets and rights and claims held on trust by the Security Trustee for the payment or discharge of the relevant Funding Secured Obligations pursuant to the Funding Deed of Charge including all rights to receive payment of any amount which may become payable to the Third Issuer thereunder and all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely.

3.2   Contractual rights:

      (a) The Third Issuer, by way of first fixed security for the payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (Release of Third Issuer Charged Property), hereby assigns to the Note Trustee, save to the extent that any of the Third Issuer's rights and claims in respect thereof derive from property which is situated in Jersey at any relevant time, all of its right, title, benefit and interest, present and future, in, to and under:

            (i)   the Third Issuer Intercompany Loan Agreement;

            (ii) (to the extent not assigned pursuant to Clause 3.1(a)) the Funding Deed of Charge (including, for the avoidance of doubt, the Third Issuer Deed of Accession);

            (iii) the Third Issuer Swap Agreements;

            (iv)  the Third Issuer Bank Account Agreement;

            (v)   the Third Issuer Cash Management Agreement;

            (vi)  the Third Issuer Paying Agent and Agent Bank Agreement;

            (vii) the Third Issuer Trust Deed;

            (viii) the Third Issuer Notes;

            (ix)  the Third Issuer Underwriting Agreement;

            (x)   the Third Issuer Subscription Agreement;

            (xi)  the Third Issuer Post-Enforcement Call Option Agreement;

            (xii) the Third Issuer Corporate Services Agreement;

            (xiii) any Swap Collateral Ancillary Document; and

            (xiv) each other Third Issuer Transaction Document (other than this Third Issuer Deed of Charge) entered into or to be entered into by the Third Issuer pursuant to or in connection with any of the documents set out in paragraphs
                  (i) through (xii) above (including any agreement entered into by the Third Issuer as a replacement of any of the above agreements upon the termination of such agreement),

            including, without limitation, all rights to receive payment of any amounts which may become payable to the Third Issuer thereunder and all payments received by the Third Issuer thereunder including, without limitation, all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely.

      (b) To the intent that the Note Trustee shall have a security interest in accordance with the Jersey Security Law (and as secured party for the purposes of such law) for payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (Release of Third Issuer Charged Property), the Third Issuer (as debtor for the purposes of the Jersey Security Law) hereby assigns to the extent that the same may be situate in Jersey at any relevant time to the Note Trustee all of its right, title, benefit and interest, present and future, in, to and under:

            (i)   the Third Issuer Intercompany Loan Agreement;

            (ii) (to the extent not assigned pursuant to Clause 3.1(a)) the Funding Deed of Charge (including, for the avoidance of doubt, the Third Issuer Deed of Accession);

            (iii) the Third Issuer Swap Agreements;

            (iv)  the Third Issuer Bank Account Agreement;

            (v)   the Third Issuer Cash Management Agreement;

            (vi)  the Third Issuer Paying Agent and Agent Bank Agreement;

            (vii) the Third Issuer Trust Deed;

            (viii) the Third Issuer Notes;

            (ix)  the Third Issuer Underwriting Agreement;

            (x)   the Third Issuer Subscription Agreement;

            (xi)  the Third Issuer Post-Enforcement Call Option Agreement;

            (xii) the Third Issuer Corporate Services Agreement;

            (xiii) any Swap Collateral Ancillary Document; and

            (xiv) each other Third Issuer Transaction Document (other than this Third Issuer Deed of Charge) entered into or to be entered into by the Third Issuer pursuant to or in connection with any of the documents set out in paragraphs
                  (i) through (xii) above (including any agreement entered into by the Third Issuer as a replacement of any of the above agreements upon the termination of such agreement),

            including, without limitation, all rights to receive payment of any amounts which may become payable to the Third Issuer thereunder and all payments received by the Third

            Issuer thereunder including, without limitation, all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely.

3.3 Accounts: The Third Issuer, by way of first fixed security for the payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (Release of Third Issuer Charged Property), hereby assigns in favour of the Note Trustee all of its rights, title, benefit and interest, present and future, in and to:

      (a)   the Third Issuer Transaction Accounts;

      (b)   any Swap Collateral Accounts; and

      (c) each other account (if any) in which the Third Issuer may at any time have or acquire any right, title, benefit or interest,

      and all monies or securities now or at any time hereafter standing to the credit thereof and the debts represented by them together with all rights and claims relating or attached thereto including, without limitation, the right to interest or other income or distributions and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely.

3.4 Authorised Investments and Swap Collateral: The Third Issuer, by way of first fixed charge for the payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (Release of Third Issuer Charged Property), hereby charges in favour of the Note Trustee all of its right, title, benefit and interest, present and future in, to and under:

      (a) any Authorised Investment purchased using monies standing to the credit of any Third Issuer Bank Account; and

      (b)   any Swap Collateral in the form of securities,

      for the time being owned by it and all rights in respect of or ancillary to such Authorised Investments and such Swap Collateral, including the right to income or distributions and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely.

3.5 Floating Charge: The Third Issuer, by way of first floating charge for the payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (Release of Third Issuer Charged Property), hereby charges in favour of the Note Trustee the whole of its undertaking and all its property, assets and rights, whatsoever and wheresoever, both present and future, including without limitation its uncalled capital, other than any property or assets for the time being the subject of a fixed charge or effectively assigned pursuant to any of the foregoing provisions of this Clause 3 (Third Issuer Security).

3.6 Title Guarantee: Each of the dispositions of, assignments of and charges over property effected in or pursuant to this Clause 3 (Third Issuer Security) is made with full title guarantee.

3.7 Further Acquired Items: For the avoidance of doubt, it is hereby confirmed that the Security Interests (including the Jersey Security Interests) created under or pursuant to Clauses 3.1 (Funding Charged Property) to Clause 3.4 (Authorised Investments and Swap Collateral) (inclusive) are intended to be specific and fixed assignments, or specific and fixed charges over (as the case may be) the property and assets to which they relate, both present and future, including property and assets which are acquired after the date hereof.

3.8 No Transfer of Obligations: Notwithstanding anything else in this Third Issuer Deed of Charge, it is hereby agreed that dispositions of property effected in or pursuant to this Clause 3 (Third Issuer Security) do not transfer obligations, and nothing herein shall be construed as a transfer of obligations to, the Note Trustee.

3.9   Notice and Acknowledgement:

      (a) The execution of this Third Issuer Deed of Charge by any Third Issuer Secured Creditor shall constitute express notice to such Third Issuer Secured Creditor of the assignments, charges and Security Interests (including the Jersey Security Interests) made by the Third Issuer pursuant to this Clause 3 (Third Issuer Security).

      (b) By its execution of this Third Issuer Deed of Charge each Third Issuer Secured Creditor acknowledges and consents to the assignments, charges and Security Interests (including the Jersey Security Interests) made or granted by the Third Issuer under this Clause 3 (Third Issuer Security) and also acknowledges that as at the date hereof it has not received from any other person notice of any assignment or charge of any property the subject of such Security Interests.

      (c)   Notwithstanding the assignments, charges and Security
            Interests granted under or pursuant to this Clause 3 (Third Issuer Security) and subject as provided otherwise in this Third Issuer Deed of Charge, each of the parties hereto acknowledges that:

            (i) each Third Issuer Secured Creditor and each other party to any Third Issuer Transaction Document may continue to make all payments becoming due to the Third Issuer under any Third Issuer Transaction Document in the manner envisaged by such Third Issuer Transaction Document until the receipt of written notice from the Note Trustee or any Receiver requiring payments to be made otherwise; and

            (ii) until the Third Issuer Security becomes enforceable in accordance with Clause 7.2 (Enforceable), the Third Issuer shall be entitled to exercise its rights, powers and discretions and perform its obligations in relation to the Third Issuer Charged Property and under the Third Issuer Transaction Documents in accordance with the provisions of the Third Issuer Transaction Documents.

3.10  Note Trustee's Discretion in relation to Third Issuer Charged Property:
      Without prejudice to any other rights of the Note Trustee after the security created under this Third Issuer Deed of Charge has become enforceable and subject to the terms of the Third Issuer Transaction Documents, the Note Trustee may from time to time at any time after any part or parts of the Third Issuer Security becomes enforceable:

      (a) enter into, make, execute, sign, deliver and do all such contracts, agreements, deeds, receipts, payments, assignments, transfers, conveyances, assurances and things and bring, prosecute, enforce, defend and abandon all such actions, suits and proceedings in relation to the Third Issuer Charged Property as it may think expedient;

      (b) exercise or refrain from exercising, in such manner as in its absolute discretion the Note Trustee shall think fit, all or any of the rights, powers, authorities, discretions or remedies of the Third Issuer under or in relation to the Third Issuer Charged Property or incidental to the ownership thereof and, in particular but without limiting the generality of the foregoing, exercise all rights to vote or to give any consent or notification or make any declaration in relation to such Third Issuer Charged Property. For the avoidance of doubt, the Note Trustee shall not be required to have regard to the interests of the Third Issuer in the exercise or non-exercise of any such rights, powers, authorities, discretions and remedies or to comply with any direction given by the Third Issuer in relation thereto; and

      (c) demand, sue for and take any advice or institute any proceedings to recover or obtain payment of any amounts which may then be due and payable to the Third Issuer but which remains unpaid under or in respect of the Third Issuer Charged Property or any part thereof either in its own name or in the name of the Third Issuer.

4. Release of Third Issuer Charged Property

4.1 Release, Reassignment or Discharge: Upon the irrevocable and unconditional payment in full or discharge (or any combination of the foregoing) of all the Third Issuer Secured Obligations and upon the Note Trustee being satisfied that the Third Issuer is under no further actual or contingent obligation under this Third Issuer Deed of Charge or any other Third Issuer Transaction Document, the Note Trustee shall, at the request and cost of the Third Issuer, release, reassign and/or discharge from the Security Interests (including the Jersey Security Interests) all of the Third Issuer Charged Property to, or to the order of, the Third Issuer; provided that where any such release, re-assignment or discharge is made in whole or in part on the faith of any payment, security or other disposition which is avoided or which must be repaid on bankruptcy, liquidation or otherwise, the security constituted by this Third Issuer Deed of Charge and the liability of the Third Issuer hereunder shall continue as if there had been no such release, re-assignment or discharge.

4.2 Disposal of Authorised Investments and Swap Collateral: On the making at any time by the Third Issuer Cash Manager on behalf of the Third Issuer of a disposal of any Authorised Investment or Swap Collateral in the form of securities charged pursuant to Clause 3.4 (Authorised Investments and Swap Collateral), the Note Trustee shall, if so requested by and at the sole cost and expense of the Third Issuer, but without the Note Trustee being responsible for any loss, costs, claims or liabilities whatsoever occasioned by so acting upon such request, release, reassign or discharge from the Security Interests constituted by or pursuant to this Third Issuer Deed of Charge the relevant Authorised Investments or Swap Collateral, provided that in the case of a disposal of an Authorised Investment, the proceeds of such disposal are paid by the Third Issuer into the Third Issuer Bank Accounts from which the monies to make such Authorised Investment were originally drawn and, that in the case of Swap Collateral, the proceeds of such disposal are paid by the Third Issuer into the relevant Swap Collateral Cash Account or Third Issuer Bank Account (as appropriate in accordance with the Cash Management Agreement) subject to and in accordance with the provisions of this Third Issuer Deed of Charge and the Third Issuer Transaction Documents.

4.3   Withdrawals from Third Issuer Bank Accounts and Swap Collateral
      Accounts: Subject to and in accordance with this Third Issuer Deed of Charge and the other Third Issuer Transaction Documents, the Third Issuer Cash Manager, on behalf of the Third Issuer and the Note Trustee, is permitted pursuant to Clause 6 (Restrictions on Exercise of Certain Rights) from time to time to withdraw amounts from the Third Issuer Bank Accounts in order to apply such amounts in accordance with the relevant Third Issuer Priority of Payments and from time to time to withdraw amounts or securities from the Swap Collateral Accounts in order to apply such amounts or securities in accordance with the Third Issuer Cash Management Agreement. Any amount or securities so withdrawn shall be released from the Security Interests (including the Jersey Security Interests) created under this Third Issuer Deed of Charge provided that any amount withdrawn from a Third Issuer Bank Account is applied in accordance with and subject to the relevant Third Issuer Priority of Payments.

5. Declaration of Trust

      Each of the Third Issuer Secured Creditors declares the Note Trustee as trustee of, and the Note Trustee hereby declares that it holds on trust for the Third Issuer Secured Creditors, upon and subject to the terms and conditions of this Third Issuer Deed of Charge, all of the covenants, undertakings and representations made to the Note Trustee under this Third Issuer Deed of Charge and any other Third Issuer Transaction Document and all of the charges, assignments, security and Security Interests made or given to the Note Trustee or to be made or given to it for the purpose of securing the Third Issuer Secured Obligations under or pursuant to this Third Issuer Deed of Charge or any other Third Issuer Transaction Document.

6. Restrictions on Exercise of Certain Rights

6.1 Payments to Third Issuer Bank Accounts and Swap Collateral Accounts: At all times prior to the release, re-assignment and/or discharge of the Third Issuer Security pursuant to Clause 4 (Release of the Third Issuer Charged Property), the Third Issuer shall save as otherwise provided in the Third Issuer Transaction Documents or unless the Note Trustee otherwise agrees in writing (and then only on such terms and in such manner as the Note Trustee may require) procure that:

      (a) the Third Issuer Bank Accounts shall from time to time be credited with all amounts (excluding Swap Collateral Excluded Amounts) received by the Third Issuer under or in respect of the Third Issuer Transaction Documents, including without limitation the following payments:

            (i) amounts received by the Third Issuer from or on behalf of Funding pursuant to the provisions of the Third Issuer Intercompany Loan Agreement;

            (ii)  interest received on the Third Issuer Bank Accounts;

            (iii) amounts received by the Third Issuer from the Basis Rate
                  Swap Provider under the Third Issuer Basis Rate Swap Agreement and any Swap Collateral Available Revenue Amounts and Swap Collateral Available Principal Amounts;

            (iv) amounts received by the Third Issuer from the Dollar Currency Swap Provider under the Third Issuer Dollar Currency Swap Agreements and any Swap Collateral Available Revenue Amounts and Swap Collateral Available Principal Amounts;

            (v) amounts received by the Third Issuer from the Euro Currency Swap Provider under the Third Issuer Euro Currency Swap Agreements and any Swap Collateral Available Revenue Amounts and Swap Collateral Available Principal Amounts;

            (vi) income received by the Third Issuer in respect of the proceeds of any Authorised Investments;

            (vii) amounts received by the Third Issuer from the Security
                  Trustee or a Receiver following the service of an Intercompany Loan Enforcement Notice;

            (viii) such other payments received by the Third Issuer as are, or ought in accordance with this Third Issuer Deed of Charge to be, comprised in the Third Issuer Charged Property; and

      (b) any Swap Collateral Accounts shall from time to time be credited with any Swap Collateral Excluded Amounts received by the Third Issuer pursuant to the relevant Third Issuer Swap Agreement.

6.2   No withdrawal from Third Issuer Bank Accounts and Swap Collateral
      Accounts: At all times during the subsistence of the Third Issuer Security, the Third Issuer shall not be entitled to withdraw or transfer from any Third Issuer Bank Account or Swap Collateral Account any monies or securities standing to the credit thereof or direct any payment to be made therefrom to any person save to the extent expressly permitted under this Third Issuer Deed of Charge without the Note Trustee's prior written consent.

6.3 Permitted Withdrawals from Third Issuer Bank Accounts; Authorised Investments and Swap Collateral:

      (a) The Third Issuer covenants with the Note Trustee that the amounts standing to the credit of the Third Issuer Bank Accounts and any Swap Collateral standing to the credit of a Swap Collateral Account may only be withdrawn in accordance with this Clause 6.3 or otherwise with the Note Trustee's prior written consent.

      (b) On any day during an Interest Period prior to the security becoming enforceable pursuant to Clause 7.2 (Enforceable), the Third Issuer and the Note Trustee hereby authorise the Third Issuer Cash Manager to withdraw such monies from the Third Issuer Transaction Accounts as are to be applied on such date to meet any amounts then due and payable by the Third Issuer to third parties in accordance with item (C) of the Third Issuer Pre-Enforcement Revenue Priority of Payments provided that such monies are applied in making such payments on behalf of the Third Issuer. For the purpose of this paragraph (b), the remaining provisions of this Clause 6.3, Clause 6.4 (Third Issuer Pre-Enforcement Revenue Priority of Payments) and Clause 6.5 (Third Issuer Pre-Enforcement Principal Priority of Payments), the Third Issuer Cash Manager shall be entitled to assume that the Third Issuer Security is not enforceable pursuant to Clause 7.2 (Enforceable) unless it has received notice from the Third Issuer or the Note Trustee or is otherwise aware that the Third Issuer Security has become so enforceable and shall not be liable to the Note Trustee, the Third Issuer or any other Third Issuer Secured Creditor for making payments based on this assumption.

      (c) The Note Trustee hereby authorises the Third Issuer Cash Manager, prior to the security becoming enforceable pursuant to Clause 7.2 (Enforceable), to make withdrawals from:

            (i) the relevant Third Issuer Bank Account for the purposes of acquiring Authorised Investments provided that all amounts received in respect of the Authorised Investments (including earnings thereon) shall be deposited into the relevant Third Issuer Bank Account from which they were originally drawn; and

            (ii) the relevant Swap Collateral Account for the purpose of (1) transferring or paying Swap Collateral to a Third Issuer Swap Provider pursuant to the terms of the relevant Third Issuer Swap Agreement; or (2) transferring Swap
                  Collateral Available Revenue Amounts and/or Swap Collateral Available Principal Amounts to the relevant Third Issuer Transaction Account.

6.4 Third Issuer Pre-Enforcement Revenue Priority of Payments: On each Payment Date prior to the Third Issuer Security becoming enforceable pursuant to Clause 7.2 (Enforceable), the Note Trustee hereby authorises the Third Issuer or the Third Issuer Cash Manager in its place to withdraw Third Issuer Available Revenue Receipts standing to the credit of the Third Issuer Transaction Accounts and to apply such monies in accordance with the provisions and the order of priority of the Third Issuer Pre-Enforcement Revenue Priority of Payments (as the same may be amended or varied from time to time) as set out in
      Schedule 2 to the Third Issuer Cash Management Agreement.

6.5 Third Issuer Pre-Enforcement Principal Priority of Payments: On each Payment Date prior to the Third Issuer Security becoming enforceable pursuant to Clause 7.2 (Enforceable), the Note Trustee hereby authorises the Third Issuer or the Third Issuer Cash Manager in its place to withdraw Third Issuer Available Principal Receipts standing to the credit of the Third Issuer Transaction Accounts and to apply such monies in accordance with the order of priority of the Third Issuer Pre-Enforcement Principal Priority of Payments (as the same may be amended or varied from time to time) as set out in Schedule 2 to the Third Issuer Cash Management Agreement.

6.6 No Enforcement by Third Issuer Secured Creditors: Each of the Third Issuer Secured Creditors (other than the Note Trustee acting on behalf of the Noteholders and any Receiver) hereby agrees with the Third Issuer and the Note Trustee that:

      (a) only the Note Trustee may enforce the security created in favour of the Note Trustee by this Third Issuer Deed of Charge in accordance with the provisions hereof;

      (b) notwithstanding any other provision of this Third Issuer Deed of Charge or any other Third Issuer Transaction Document no sum due or owing to any Third Issuer Secured Creditor or to the Note Trustee (whether for itself or on behalf of the Third Issuer Secured Creditors) from or by the Third Issuer under this Third Issuer Deed of Charge or any other Third Issuer Transaction Document shall be payable by the Third Issuer except to the extent that the Third Issuer or (following enforcement of the Third Issuer Security) the Note Trustee has sufficient funds available to it (and, in the case of the Note Trustee, as a result of the realisation of that security) to pay such sum subject to and in accordance with the relevant Third Issuer Priority of Payments and provided that all liabilities of the Third Issuer required to be paid in priority thereto or pari passu therewith pursuant to such Third Issuer Priority of Payments have been paid, discharged and/or otherwise provided for in full PROVIDED THAT this paragraph
            (b) shall not apply to and shall not limit the obligations of the Third Issuer to the Noteholders under the Third Issuer Notes and this Third Issuer Deed of Charge; and

      (c) it shall not take any steps for the purpose of recovering any of the Third Issuer Secured Obligations (including, without limitation, by exercising any rights of set-off) or enforcing any rights arising out of the Third Issuer Transaction Documents against the Third Issuer and it shall not take any steps or legal proceedings for the winding-up, dissolution or reorganisation of, or the institution of insolvency proceedings against, the Third Issuer or for the appointment of a receiver, administrator, liquidator or similar officer of the Third Issuer in respect of any or all of its revenues and assets,

      PROVIDED THAT

            (i) in the case of any Noteholder, this provision shall be subject to Clause 7.2 (Only Note Trustee to Enforce) of the Third Issuer Trust Deed; and

            (ii) in the case of any other Third Issuer Secured Creditor and subject to there being no Third Issuer Note then outstanding, if the Note Trustee having become bound to do so subject to and in accordance with the terms of this Third Issuer Deed of Charge and the Third Issuer Transaction Documents, fails to serve a Third Issuer Note Enforcement Notice and/or, to take any steps or proceedings to enforce the security created hereunder within 30 days of becoming so bound and such failure is continuing, each such other Third Issuer Secured Creditor shall be entitled to take such steps and proceedings to enforce its rights arising out of the relevant Third Issuer Transaction Document as it shall deem necessary other than the presentation of a petition for the winding up, dissolution or reorganisation of, or the institution of insolvency proceedings against, the Third Issuer or the appointment of an administrator or liquidator of the Third Issuer.

6.7 Acknowledgement of Note Trustee: The Note Trustee hereby acknowledges and agrees that save with respect to the obligations of the Third Issuer to the Noteholders under the Third Issuer Notes and this Third Issuer Deed of Charge which are not limited under paragraph (b) of Clause 6.6 (No Enforcement by Third Issuer Secured Creditors) or under this Clause
      6.7 (Acknowledgement of Note Trustee) and notwithstanding any other provision of this Third Issuer Deed of Charge or any other Third Issuer Transaction Document, no sum due or owing to any Third Issuer Secured Creditor or to the Note Trustee (whether for itself or on behalf of the Third Issuer Secured Creditors) from or by the Third Issuer under this Third Issuer Deed of Charge or any other Third Issuer Transaction Document shall be payable by the Third Issuer except to the extent that the Third Issuer has sufficient funds available or (following enforcement of the Third Issuer Security) the Note Trustee has realised sufficient funds from the Third Issuer Security to pay such sum subject to and in accordance with the relevant Third Issuer Priority of Payments and provided that all liabilities of the Third Issuer required to be paid in priority thereto or pari passu therewith pursuant to such Third Issuer Priority of Payments have been paid, discharged and/or otherwise provided for in full.

7. Enforcement

7.1 Notification: The Note Trustee shall, if practicable, give prior notification to the Seller, Funding, the Cash Manager and the Third Issuer Cash Manager of the Note Trustee's intention to enforce the security created by this Third Issuer Deed of Charge. However, the failure of the Note Trustee to provide such notification shall not in any way prejudice the ability of the Note Trustee to enforce the security created by this Third Issuer Deed of Charge.

7.2   Enforceable:

      (a) Without prejudice to the provisions of Clause 9 (Receiver) the security created under this Third Issuer Deed of Charge shall become immediately enforceable and the power of sale and other powers conferred by Section 101 of the 1925 Act, as varied or amended by this Third Issuer Deed of Charge, shall be exercisable by the Note Trustee:

            (i) at any time when any Third Issuer Note remains outstanding, in accordance with and subject to, Clause 6 (Enforcement) and Clause 7 (Proceedings, Action and Indemnification) of the Third Issuer Trust Deed which shall, as necessary, be incorporated in and apply, mutatis mutandis, to this Third Issuer Deed of Charge (and for that purpose references therein to "this Trust Deed" or "these presents" shall be construed as references to this Third Issuer Deed of Charge); or

            (ii) if there are no Third Issuer Notes outstanding, following a default in payment of any other Third Issuer Secured Obligations on its due date or within any applicable grace period following such due date stated in the relevant Third Issuer Transaction Document but subject always to any limited recourse provisions stated therein and to Clause 6.6 (No Enforcement by Third Issuer Secured Creditors) hereof; or

            (iii) upon the service on Funding by the Security Trustee of an
                  Intercompany Loan Enforcement Notice.

      (b) For the purposes of the Jersey Security Interests, upon the occurrence of any of the events specified in Clause 7.2 (a) (i),
            (ii) or (iii) (which shall constitute events of default for the purposes of the Jersey Security Interests in accordance with the Jersey Security Law) the Note Trustee shall have the right to give notice (the "Third Issuer Jersey Enforcement Notice") to the Third Issuer in accordance with the Jersey Security Law and the power of sale of the Third Issuer Jersey Secured Property shall become exercisable without the order of the Jersey court in accordance with the Jersey Security Law so that the Jersey Security Interests shall be enforceable in accordance with the provisions of the Jersey Security Law.

7.3   Power of Sale:

      (a) Notwithstanding any other provision of this Third Issuer Deed of Charge, the Third Issuer Secured Obligations shall be deemed to have become due and payable for the purposes of Section 101 of the 1925 Act and Article 8 of the Jersey Security Law and (to the extent applicable) the statutory power of sale and of appointing a receiver and other powers which are conferred on mortgagees under the 1925 Act as varied or extended by this Third Issuer Deed of Charge shall be deemed to arise immediately after execution of this Third Issuer Deed of Charge.

      (b) Section 103 of the 1925 Act shall not apply to this Third Issuer Deed of Charge and forthwith after the security has become enforceable in accordance with Clause 7.2 (Enforceable) the statutory power of sale, as extended by this Third Issuer Deed of Charge, and all other powers shall become immediately exercisable without notice to the Third Issuer and the provisions of the 1925 Act regulating the power of sale shall, so far as they relate to the Third Issuer Charged Property, be varied and extended accordingly.

7.4 Law of Property Act 1925: Subject, in the case of the Third Issuer Jersey Secured Property, to the provisions of the Jersey Security Law, the provisions of the 1925 Act relating to the power of sale and the other powers conferred by Section 101(1) and (2) are hereby extended in relation to the Third Issuer as if such extensions were contained in the 1925 Act such that at any time after the security constituted by this Third Issuer Deed of Charge has become enforceable in accordance with Clause 7.2 (Enforceable) above, the Note Trustee may in its absolute discretion:

      (a) make demand in the name of the Third Issuer Secured Creditors or in its own right for any monies and liabilities in respect of the Third Issuer Charged Property;

      (b) enforce any rights it may have in respect of the whole or any part of the Third Issuer Charged Property in such manner and upon such terms as the Note Trustee shall think fit;

      (c) take possession of, get in and collect the Third Issuer Charged Property and perfect interests comprised therein;

      (d) (subject to any restrictions under or in respect of the relevant Third Issuer Charged Property) sell, transfer, convey, dispose of, vary or otherwise deal with, and also grant any option to purchase, and effect exchanges of, the whole or any part of Third Issuer Charged Property or any interest therein in such manner, for such consideration (if any) and generally upon such terms (including by deferred payment or payment by instalments) as it may think fit and/or to concur in any of the foregoing (and nothing shall preclude any such disposal being made to a Third Issuer Secured Creditor);

      (e) carry out any transaction, scheme or arrangement which the Note Trustee may, in its absolute discretion, consider appropriate with a view to or in connection with the sale of the Third Issuer Charged Property;

      (f) do all or any of the things or exercise all or any of the powers, authorities and discretions conferred expressly or by implication on any Receiver under Clause 9.6 (Powers of the Receiver) or otherwise under this Third Issuer Deed of Charge; and/or

      (g) exercise all or any of the powers conferred on mortgagees by the 1925 Act as varied or extended by this Third Issuer Deed of Charge and any other rights and remedies that may be conferred by statute or common law or in equity on mortgagees or receivers.

8. Upon Enforcement

8.1 Service of a Third Issuer Note Enforcement Notice: Without prejudice to the effectiveness of any service of a Third Issuer Note Enforcement Notice, the Note Trustee shall as soon as is practicable notify each of the following parties of the enforcement of the Third Issuer

      Security (whether by service of a copy of any Third Issuer Note Enforcement Notice or otherwise):

      (a)   the Seller;

      (b)   Funding;

      (c)   the Account Bank, the Cash Manager and the Third Issuer Cash
            Manager;

      (d) the Paying Agents and the other Agents under the Third Issuer Paying Agent and Agent Bank Agreement;

      (e)   the Third Issuer Swap Providers;

      (f)   the Corporate Services Provider; and

      (g)   each other Third Issuer Secured Creditor.

8.2 Crystallisation: From and including the date when the Note Trustee serves a Third Issuer Note Enforcement Notice (which has not been withdrawn) on the Third Issuer:

      (a) notwithstanding any provision hereof or of any other Third Issuer Transaction Document no amount may be withdrawn from the Third Issuer Bank Accounts except with the prior written consent of the Note Trustee; and

      (b) if not already crystallised, any charge created by this Third Issuer Deed of Charge which is a floating charge shall crystallise.

8.3 Third Issuer Post-Enforcement Priority of Payments: At any time after the security created by this Third Issuer Deed of Charge has become enforceable in accordance with Clause 7.2 (Enforceable) and provided that the relevant Third Issuer Note Event of Default has not been waived in accordance with the provisions of this Third Issuer Deed of Charge, Third Issuer Available Revenue Receipts, Third Issuer Available Principal Receipts and all other monies (excluding Swap Collateral Excluded Amounts) paid to or received or recovered by or on behalf of the Third Issuer or the Note Trustee or any Receiver appointed on its behalf, including all proceeds following any sale, realisation or enforcement of the security created under this Third Issuer Deed of Charge and all amounts (excluding Swap Collateral Excluded Amounts) not previously distributed and/or standing to the credit of any Third Issuer Bank Account and Swap Collateral Account shall (if not already received by the Note Trustee) be paid to and held by the Note Trustee on trust to apply the same (save to the extent otherwise required by applicable law) in accordance with the order of priority of the Third Issuer Post-Enforcement Priority of Payments (as the same may be amended or varied from time to time) as set out on the date hereof in Schedule 2 (Third Issuer Post-Enforcement Priority of Payments) to this Third Issuer Deed of Charge.

8.4   Certification of Amounts:

      (a) The Note Trustee shall be entitled to rely on (and to accept as conclusive evidence save in the case of manifest error) a certificate from each Third Issuer Secured Creditor as to the amounts owed to such Third Issuer Secured Creditor under the Third Issuer Transaction Documents. The Note Trustee shall not take into account for the purpose of the application of moneys in accordance with the Third Issuer Post-Enforcement Priority of Payments any amounts of which it has not been notified by the intended recipient on or prior to the date in question.

      (b) Each Third Issuer Secured Creditor will, at all times, promptly provide the Note Trustee and/or any Receiver on request with a certificate setting out detailed information as to the amount of the Third Issuer Secured Obligations to which such Third Issuer Secured Creditor is entitled and such other information as the Note Trustee and/or any Receiver may require to enable or facilitate the Note Trustee and/or any Receiver to perform its functions hereunder or under any of the Third Issuer Transaction Documents, such certificate to be in a form required by the Note Trustee and/or any Receiver. In determining the respective entitlements of the Third Issuer Secured Creditors hereunder, such certificates shall be binding on all of the Third Issuer Secured Creditors.

8.5 Retention Account: If the Note Trustee enforces the security created under this Third Issuer Deed of Charge at a time when either no amounts or not all amounts owing in respect of the Third Issuer Secured Obligations have become due and payable or any of the Third Issuer Secured Obligations are at such time contingent or future, the Note Trustee or a Receiver may, for so long as no such amounts or not all such amounts have become due and payable or any of the Third Issuer Secured Obligations are at such time contingent or future, pay any monies referred to in Clause 8.3 (Third Issuer Post-Enforcement Priority of Payments), as the case may be, into, and retain such monies in, an interest-bearing account (a "retention account") to be held by it as security and applied by it in accordance with Clause 8.3 (Third Issuer Post-Enforcement Priority of Payments) as and when any of the amounts referred to therein become due and payable.

8.6 Note Trustee Rights upon Enforcement: In addition to any other rights expressly provided herein, for the period commencing upon the service of a Third Issuer Note Enforcement Notice and terminating upon the notification to the Third Issuer Secured Creditors by the Note Trustee that all Third Issuer Secured Obligations have been satisfied in full:

      (a) (provided such Third Issuer Secured Creditor has received a copy of, or other notice of the service on the Third Issuer of, any such Third Issuer Note Enforcement Notice) each Third Issuer Secured Creditor agrees that it will pay to the Note Trustee or the Receiver, as the case may be, all monies received or recovered by such Third Issuer Secured Creditor (whether by way of set-off or otherwise) in order that such amounts may be applied by the Note Trustee in accordance with Clause 8.3 (Third Issuer Post-Enforcement Priority of Payments);

      (b) save as otherwise expressly provided in this Third Issuer Deed of Charge or as required by the Note Trustee, all payments under or arising from this Third Issuer Deed of Charge and all amounts payable to the Third Issuer by any party to this Third

            Issuer Deed of Charge under any Third Issuer Transaction Document shall be paid to the Note Trustee or to its order;

      (c) save as otherwise expressly provided in this Third Issuer Deed of Charge, all rights or remedies provided for by this Third Issuer Deed of Charge or available at law or in equity to the Third Issuer Secured Creditors are exercisable by the Note Trustee;

      (d) save as otherwise expressly provided in this Third Issuer Deed of Charge, all rights to compel performance of the Third Issuer Transaction Documents are exercisable by the Note Trustee; and

      (e) all payments in respect of the Third Issuer Secured Obligations shall operate in satisfaction pro tanto of the Third Issuer's covenants to the relevant Third Issuer Secured Creditors.

9. Receiver

9.1 Appointment: At any time after the security constituted hereunder becomes enforceable, and whether or not the Note Trustee has taken possession of the Third Issuer Charged Property, the Note Trustee may appoint, by writing or by deed, such person or persons (including an officer or officers of the Note Trustee) as the Note Trustee thinks fit to be a receiver, a receiver and manager or an administrative receiver of the Third Issuer Charged Property or any part thereof (each a "Receiver") and, in the case of an appointment of more than one person, to act together or independently of the other or others.

9.2 Removal and Replacement: Except as otherwise required by statute, the Note Trustee may by writing or by deed remove a Receiver and appoint another in its place or to act with a Receiver and the Note Trustee may apply to the court for an order removing an administrative receiver.

9.3 Extension of Appointment: The exclusion of any part of the Third Issuer Charged Property from the appointment of the Receiver shall not preclude the Note Trustee from subsequently extending its appointment (or that of the Receiver replacing it) to that part of the Third Issuer Charged Property or appointing another Receiver over any other part of the Third Issuer Charged Property.

9.4 Agent of Third Issuer: The Receiver shall, so far as the law permits, be the agent of the Third Issuer and the Third Issuer alone shall be responsible for the Receiver's contracts, engagements, acts, omissions, misconduct, negligence or default and for liabilities incurred by it; and in no circumstances whatsoever shall the Note Trustee or any Third Issuer Secured Creditor be in any way responsible for or incur any liability in connection with its contracts, engagements, acts, omissions, misconduct, negligence or default, and if a liquidator of the Third Issuer shall be appointed, the Receiver shall act as principal and not as agent for the Note Trustee. Notwithstanding the generality of the foregoing, such Receiver shall in the exercise of its powers, authorities and discretions conform to the regulations or directions (if any) from time to time made and given by the Note Trustee.

9.5 Remuneration: Subject as provided otherwise by applicable law, the remuneration of the Receiver shall be fixed by the Note Trustee and may be or include a commission calculated by reference to the gross amount of all monies received or otherwise. Such remuneration and such commission (if any) shall be payable hereunder by the Third Issuer alone subject always to Clause 8.3 (Third Issuer Post-Enforcement
      Priority of Payments) and the amount of such remuneration shall form part of the Third Issuer Secured Obligations and shall accordingly be secured on the Third Issuer Charged Property under the security created by this Third Issuer Deed of Charge.

9.6 Powers of the Receiver: Subject, in the case of the Third Issuer Jersey Secured Property, to the provisions of the Jersey Security Law, the Receiver of the Third Issuer, in addition to any powers conferred on an administrative receiver, receiver, manager or receiver and manager by statute or common law, shall have the power to:

      (a) take possession of, get in and collect the Third Issuer Charged Property;

      (b) (subject to any restrictions under or in respect of relevant Third Issuer Charged Property) sell, transfer, convey, license, release or otherwise dispose of vary or deal with, and also grant any option to purchase, and effect exchanges of, the whole or any part of the Third Issuer Charged Property or any interest therein and grant or accept surrenders, disclaimers and variations in relation to or otherwise affecting the Third Issuer Charged Property in each case in such manner, for such consideration (if any) and generally upon such terms (including by deferred payment of payment by instalments) as it may think fit and/or concur in any of the foregoing (and nothing shall preclude any such disposal being made to a Third Issuer Secured Creditor);

      (c) carry out any transaction, scheme or arrangement which it may, in its absolute discretion, consider appropriate with a view to or in connection with the sale of the Third Issuer Charged Property;

      (d) insure the Third Issuer Charged Property against such risks and for such amounts as it may consider prudent and obtain bonds and performance guarantees;

      (e) otherwise protect, maintain or improve, the Third Issuer Charged Property or any part thereof in any manner and for any purpose whatsoever as it shall think fit;

      (f) transfer all or any of the Third Issuer Charged Property and/or any of the liabilities to any other company or body corporate, whether or not formed or acquired for the purpose (and whether or not a subsidiary or associated company of the Note Trustee or any other party to the Third Issuer Transaction Documents) and to form a subsidiary or subsidiaries of the Third Issuer;

      (g) carry on and manage or concur in managing or appoint a manager of, the whole or any part of the business of the Third Issuer in such manner as it shall in its absolute discretion think fit including the power to enter into any contract and to perform, repudiate, rescind or vary any contract to which the Third Issuer is a party;

      (h) sell or concur in selling the whole or any part of the Third Issuer's business whether as a going concern or otherwise;

      (i) appoint, dismiss, engage or vary the terms of employment of any employees, managers, agents or advisers of the Third Issuer upon such terms as to remuneration and otherwise for such periods as it may in its absolute discretion think fit;

      (j) in connection with the exercise or proposed exercise of any of its powers or in order to obtain payment of its remuneration or reimbursement of its expenses (in each case, whether or not already due), borrow or raise money from any person, without security or on the security of the Third Issuer Charged Property (either in priority to the security constituted by this Third Issuer Deed of Charge or otherwise) and generally in such manner and on such terms as it may think fit;

      (k) bring, defend, submit to arbitration, negotiate, compromise, enforce, abandon and settle actions, suits, claims and proceedings concerning or affecting the Third Issuer Charged Property or the security created under this Third Issuer Deed of Charge;

      (l) exercise any powers, discretions, voting, conversion or other rights or entitlements in relation to any of the Third Issuer Charged Property or incidental to the ownership of or rights in or to any of the Third Issuer Charged Property and to complete or effect any transaction entered into by the Third Issuer or disclaim, abandon or modify all or any of the outstanding contracts or arrangements of the Third Issuer relating to or affecting the Third Issuer Charged Property;

      (m) generally carry out, or cause to be carried out any transaction or scheme or arrangement whatsoever, whether similar or not to any of the foregoing, in relation to the Third Issuer Charged Property which it may consider expedient as effectual as if it were solely and absolutely entitled to the Third Issuer Charged Property;

      (n) in connection with the exercise of any of its powers, execute or do, or cause or authorise to be executed or done, on behalf of or in the name of the Third Issuer or otherwise, as it may think fit, all documents, acts or things which it may consider appropriate;

      (o) redeem, discharge or compromise any security whether or not having priority to the security created hereunder;

      (p) enter into covenants, guarantees, commitments, indemnities and other obligations or liabilities as it shall think fit;

      (q) pay and discharge out of the profits and income of the Third Issuer Charged Property and the monies to be made by it carrying on any such business as aforesaid the expenses in and about the carrying on and management of such business or in the exercise of any of the powers conferred by Clause 9 (Receivers) or otherwise in respect of the Third Issuer Charged Property and all outgoings which it shall think fit to pay and to apply the residue of the said profits, income or monies in the manner provided by Clause
            8.3 (Third Issuer Post-Enforcement Priority of Payments); and

      (r) exercise any other powers, rights and/or remedies that may be available at law or in equity including the powers referred to in
            Section 1 of the Insolvency Act 1986.

9.7 Security: The Note Trustee may from time to time and at any time require any such Receiver to give security for the due performance of its duties and may fix the nature and amount of the security to be so given but the Note Trustee shall not be bound in any such case to require any such security.

9.8 Application by Receiver: Save so far as otherwise directed by the Note Trustee, all monies from time to time received by such Receiver shall be paid over to the Note Trustee to be held by it on the trusts declared under this Third Issuer Deed of Charge and to be distributed in accordance with Clause 8.3 (Third Issuer Post-Enforcement Priority of Payments).

9.9 Payment to Receiver: The Note Trustee may pay over to such Receiver any monies constituting part of the Third Issuer Charged Property for the same to be applied for the purposes of this Third Issuer Deed of Charge by such Receiver and the Note Trustee may from time to time determine what funds the Receiver shall be at liberty to keep in hand with a view to the performance of its duties as such Receiver.

9.10 No Restrictions: None of the restrictions imposed by the 1925 Act in relation to the appointment of receivers or the giving of notice or otherwise shall apply in relation to the Receiver.

9.11 Petition for Administration: Upon receipt of notice of a petition to a court of competent jurisdiction for an administration order in relation to the Third Issuer or other order having substantially the same effect to be made on application by a creditor or creditors of the Third Issuer, the Note Trustee shall, subject to it being indemnified to its satisfaction, as soon as practicable appoint a Receiver in accordance with this Third Issuer Deed of Charge (who shall, to the extent permitted by law, be an "administrative receiver" under Section 29 (2) of the Insolvency Act 1986) of the whole of the Third Issuer Charged Property and the Note Trustee shall instruct the Receiver to attend at the hearing of the petition and take such steps as are necessary to prevent the appointment of an administrator. The Third Issuer Secured Creditors shall co-operate and do all acts and enter into such further documents, deeds or agreements as the Note Trustee may deem necessary or desirable to ensure that an administration order is not made and that an administrative receiver is appointed.

10.   Further Assurance and Power of Attorney

10.1 Further Assurance: The Third Issuer covenants with and undertakes to the Note Trustee from time to time (notwithstanding that the security may not have become enforceable and the Note Trustee may not have served any Third Issuer Note Enforcement Notice) upon demand:

      (a) to execute, at the Third Issuer's cost, any document or do any act or thing which the Note Trustee or any Receiver may specify (including executing such Security Interests over its rights in and over the Third Issuer Charged Property and any other assets of the Third Issuer in such form as the Note Trustee and/or any Receiver may require) with a view to:

            (i) registering, perfecting, protecting or improving any charge or security or Security Interest (including any Jersey Security Interest) created or intended to be created by or pursuant to this Third Issuer Deed of Charge (including any act or document which may be required or desirable under the laws of any jurisdiction in which any property or assets may be located in order to confer on the Note Trustee security over such property and assets equivalent or similar to the security intended to be conferred by or pursuant to this Third Issuer Deed of Charge) and in such form as the Note Trustee or the Receiver may specify; and/or

            (ii) facilitating the realisation of or enforcement of rights of, all or any part of the Third Issuer Charged Property (including any Third Issuer Jersey Secured Property) or the exercise, or proposed exercise, of any of the powers, duties or discretions vested or intended to be vested in the Note Trustee or such Receiver by or pursuant to this Third Issuer Deed of Charge or doing any act or thing deemed necessary by the Note Trustee or the Receiver;

      (b) to give or join in giving or procure the giving of any notices to any persons and obtain or procure that there is obtained any necessary acknowledgements in relation to such notices, all in such form, as the Note Trustee or the Receiver may require at the cost of the Third Issuer, and for the purpose of this Clause 10.1 a certificate in writing signed by the Note Trustee to the effect that any particular assurance or thing is required by it shall be conclusive evidence of that fact provided that the Third Issuer shall not be obliged to execute any such documentation or take any other action or steps to the extent that it would breach a restriction in any agreement to which it is a party or conflict with any applicable law.

10.2 Execution of Power of Attorney: Immediately upon execution of this Third Issuer Deed of Charge, the Third Issuer shall execute and deliver to the Note Trustee the power of attorney in or substantially in the form set out in Schedule 1.

10.3 Third Issuer Charged Property on Trust: To the extent permitted to do so under the Third Issuer Transaction Documents, for the purpose of giving effect to this Third Issuer Deed of Charge, the Third Issuer hereby declares that, after service of a Third Issuer Note Enforcement Notice, it will hold all the Third Issuer Charged Property (subject to the right of redemption) upon trust to convey, assign or otherwise deal with such Third Issuer Charged Property in such manner and to such person as the Note Trustee shall direct pursuant to this Third Issuer Deed of Charge, and declares that it shall be lawful for the Note Trustee to appoint a new trustee or trustees of the Third Issuer Charged Property in place of the Third Issuer.

11.   Crystallisation

11.1 Notice: In addition and without prejudice to any other event resulting in a crystallisation of the floating charges created by this Third Issuer Deed of Charge or any other right the Note Trustee may have, the Note Trustee may, by notice in writing to the Third Issuer, declare that the floating charges hereby created shall be converted into first specific fixed charges over such of the undertaking, property and assets of the Third Issuer as the Note Trustee may specify in such notice at any time if:

      (a) a Third Issuer Note Event of Default or a Third Issuer Potential Note Event of Default has occurred; or

      (b) the Note Trustee believes that the Third Issuer Charged Property or any part thereof is in danger of being seized or sold under any form of distress, execution or diligence levied or is otherwise in jeopardy; or

      (c) the Note Trustee considers that it is desirable in order to protect the priority of the security created by this Third Issuer Deed of Charge.

11.2 Automatic Crystallisation: In addition and without prejudice to any other event resulting in a crystallisation of the floating charge contained herein and without prejudice to any rule of law which may have a similar effect, the floating charge created under this Third Issuer Deed of Charge shall automatically and without notice be converted with immediate effect into a fixed charge as regards:

      (a) all property, assets or undertaking of the Third Issuer subject to the floating charge, upon:

            (i) the presentation of a petition for the compulsory winding-up of the Third Issuer;

            (ii) the convening of a meeting for the passing of a resolution for the voluntary winding-up of the Third Issuer;

            (iii) the presentation of a petition for the making of an
                  administration order in relation to the Third Issuer;

            (iv) the presentation or making of an application for a warrant of execution, writ of fieri facias, garnishee order or charging order in respect of any of the assets of the Third Issuer subject to the floating charge;

            (v)   the occurrence of a Third Issuer Note Event of Default;
                  and/or

      (b) any property, assets or undertaking of the Third Issuer, which become subject to an Encumbrance in favour of any person other than the Note Trustee or which is/are the subject of a sale, transfer or other disposition, in either case, contrary to the covenants and undertakings contained in the Third Issuer Transaction Documents, immediately prior to such Encumbrance arising or such sale, transfer or other disposition being made.

12.   Provisions relating to the Security

12.1 Continuing Security: The security created under or pursuant to this Third Issuer Deed of Charge shall be:

      (a) in addition to and independent of and shall not operate so as to prejudice or affect or merge in any other security, right of recourse or other right whatsoever which may be held by any of the Third Issuer Secured Creditors or the Note Trustee on their behalf in respect of the whole or any part of the Third Issuer Secured Obligations and shall not be affected by any release, reassignment or discharge of such other security; and

      (b) a continuing security for the Third Issuer Secured Obligations and shall remain in force as continuing security for the Third Issuer Secured Creditors and shall not be considered as satisfied or discharged by any intermediate payment or settlement of the whole or any part of the Third Issuer Secured Obligations or the existence at any time of a credit balance on any current or other account or any other matter or thing whatsoever.

12.2 Consolidation: Section 93 of the 1925 Act shall not apply in relation to any of the charges contained in this Third Issuer Deed of Charge.

12.3 Ruling Off: If the Note Trustee receives notice of any Encumbrance affecting the whole or any part of the Third Issuer Charged Property or any security granted hereunder in contravention of the provisions hereof:

      (a) the Note Trustee may open a new account in the name of the Third Issuer and, if it does not, it shall nevertheless be deemed to have done so at the time it received such notice; and

      (b) all payments made by the Third Issuer to the Note Trustee after the Note Trustee receives such notice shall be credited or deemed to have been credited to the new account, and in no circumstances whatsoever shall operate to reduce the Third Issuer Secured Obligations as at the time the Note Trustee received such notice.

12.4 Avoidance of Payments: Any settlement, discharge or release between (a) the Third Issuer and (b) the Note Trustee or any Receiver (the "Relevant Person(s)") shall be conditional upon no security or payment granted or made to the Relevant Person(s) by the Third Issuer or any other person being avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, insolvency or liquidation for the time being in force and, in the event of such security or payment being so avoided or reduced, the Relevant Person(s) shall be entitled to recover the value or amount of such security or payment from the Third Issuer and from the security subsequently as if such settlement, discharge or release had not occurred.

12.5 Retention of Charges: If the Note Trustee shall have reasonable grounds for believing that the Third Issuer may be insolvent or deemed to be insolvent pursuant to the provisions of the

      Insolvency Act 1986 (and production of a solvency certificate of a duly authorised officer of the Third Issuer shall be prima facie evidence of the solvency of the Third Issuer) as at the date of any payment made by the Third Issuer to the Note Trustee and that as a result, such payment may be capable of being avoided or clawed back, the Note Trustee shall be at liberty to retain the charges contained in or created pursuant to this Third Issuer Deed of Charge until the expiry of a period of one month plus such statutory period within which any assurance, security, guarantee or payment can be avoided or invalidated after the payment and discharge in full of all Third Issuer Secured Obligations notwithstanding any release, settlement, discharge or arrangement which may be given or made by the Note Trustee on, or as a consequence of, such payment or discharge of liability provided that, if at any time within such period, a petition shall be presented to a competent court for an order for the winding up or the making of an administration order in respect of the Third Issuer, or if the Third Issuer shall commence to be wound up or to go into administration or any analogous proceedings shall be commenced by or against the Third Issuer, as the case may be, the Note Trustee shall be at liberty to continue to retain such security for such further period as the Note Trustee may determine and such security shall be deemed to continue to have been held as security for the payment and discharge to the Note Trustee of all Third Issuer Secured Obligations.

12.6 Possession: Entry into possession of the Third Issuer Charged Property or any part thereof shall not render the Note Trustee or any Receiver of the Third Issuer liable to account as mortgagee in possession for anything except actual receipts. If and whenever the Note Trustee or the Receiver enters into possession of the Third Issuer Charged Property, it shall be entitled at any time to go out of such possession.

12.7 Change of Name, etc.: This Deed shall remain valid and enforceable notwithstanding any change in the name, composition or constitution of the Note Trustee or the Third Issuer or any amalgamation, merger or consolidation by the Note Trustee or the Third Issuer, with any other corporation (whether, in the case of the Third Issuer, permitted under the Third Issuer Transaction Documents or not).

13.   Protection of Third Parties

13.1 No Enquiry: No purchaser from, or other person dealing with, the Note Trustee or a Receiver shall be concerned to enquire whether any of the powers exercised or purported to be exercised under this Third Issuer Deed of Charge has arisen or become exercisable, whether the Third Issuer Secured Obligations remain outstanding or have become payable, whether the Note Trustee or the Receiver is authorised to act or as to the propriety or validity of the exercise or purported exercise of any power; and the title and the position of such a purchaser or other person shall not be impeachable by reference to any of those matters and all the protection to purchasers contained in Sections 104 and 107 of the 1925 Act shall apply to any person purchasing from or dealing with the Note Trustee or any such Receiver.

13.2 Receipts to Third Parties: Upon any sale, calling in, collection, enforcement or other realisation of the Third Issuer Charged Property in accordance with the terms hereof and upon any other dealing or transaction under or pursuant to this Third Issuer Deed of Charge, the receipt of the Note Trustee or any Receiver shall be an absolute and a conclusive discharge to a purchaser or other person dealing with the Note Trustee or such Receiver and shall relieve it of any obligation to see to the application of any monies paid to or by the direction of the Note Trustee or such Receiver.

14.   Set-Off

      The Note Trustee may at any time after the security created under this Third Issuer Deed of Charge has become enforceable in accordance with Clause 7.2 (Enforceable) without notice and notwithstanding any settlement of account or other matter whatsoever combine or consolidate all or any existing accounts of the Third Issuer whether in its own name or jointly with others and held by it or any Third Issuer Secured Creditor and may set-off or transfer all or any part of any credit balance or any sum standing to the credit of any such account (whether or not the same is due to the Third Issuer from the Note Trustee or relevant Third Issuer Secured Creditor and whether or not the credit balance and the account in debit or the Third Issuer Secured Obligations are expressed in the same currency in which case the Note Trustee is hereby authorised to effect any necessary conversions at its prevailing rates of exchange) in or towards satisfaction of any of the Third Issuer Secured Obligations (and on or at any time after the security created under this Third Issuer Deed of Charge has become enforceable in accordance with Clause 7.2 (Enforceable) the Security Trustee may make such application notwithstanding any specified maturity of any deposits), but subject always to the Third Issuer Priority of Payments, and may in its absolute discretion estimate the amount of any liability of the Third Issuer which is contingent or unascertained and thereafter set-off such estimated amount and no amount shall be payable by the Note Trustee to the Third Issuer unless and until all the Third Issuer Secured Obligations have been ascertained and fully repaid or discharged.

15.   Representations and Covenants

15.1  Representations and Warranties:

      (a) The Third Issuer hereby represents to the Note Trustee that it is, as of the date hereof, the beneficial owner of all of the Third Issuer Charged Property free and clear of all liens, claims, charges or Encumbrances except those specifically created by this Third Issuer Deed of Charge and undertakes that it will retain all rights associated with ownership of the Third Issuer Charged Property free and clear of all liens, claims, charges, Encumbrances except those specifically created by this Third Issuer Deed of Charge or any other Third Issuer Transaction Document.

      (b) The Third Issuer represents that it has taken all necessary steps to enable it to create the Security Interests in respect of the Third Issuer Charged Property in accordance with this Third Issuer Deed of Charge and has taken no action or steps which will or may prejudice its right, title and interest in, to and under the Third Issuer Charged Property.

15.2 Negative Covenants: The Third Issuer hereby undertakes that, for so long as any Third Issuer Secured Obligation remains outstanding, the Third Issuer shall not, save to the extent contemplated or provided in the Third Issuer Transaction Documents or unless it has obtained the prior written consent of the Note Trustee:

      (a) open or maintain any bank account or deposit account with any bank or any other financial institution other than the Third Issuer Bank Accounts or close the Third Issuer Bank Accounts;

      (b) either in a single transaction or in a series of transactions, whether related or not and whether voluntarily or involuntarily, sell, transfer, lease or otherwise dispose of or grant any option over all or any part of its property, assets or undertaking or any interest, estate, right, title or benefit therein or agree or purport to do any of the foregoing;

      (c) create or permit to subsist any Security Interest (unless arising by operation of law) over or in respect of any of its property, assets (including any uncalled capital) or undertaking, present or future;

      (d) incur any indebtedness in respect of borrowed money whatsoever or give any guarantee or indemnity in respect of any indebtedness of or of any obligation or any person;

      (e) pay any dividend or make any other distribution to its shareholder or issue any further shares;

      (f) consolidate or merge with any other person or convey or transfer its properties or assets substantially as an entirety to any other person;

      (g) consent to any amendment to, or variation of or agree to waive or authorise any breach of any provision of any of the Third Issuer Transaction Documents or permit any person whose obligations form part of the Third Issuer Charged Property to be released from its respective obligations;

      (h) offer to surrender to any company any amounts which are available for surrender by way of group relief within Chapter IV of Part X of the Income and Corporation Taxes Act 1988 except for full payment at the current applicable rate of corporation tax applied to the surrendered amount and payable at the date when corporation tax is due to be paid by the claimant or would be due in the absence of the surrender;

      (i) do any act or thing the effect of which would be to make the Third Issuer resident in any jurisdiction other than the United Kingdom;

      (j) permit any person other than the Third Issuer and the Note Trustee to have any equitable interest in any of its property, assets or undertakings or any interest, estate, right, title or benefit therein;

      (k) purchase or otherwise acquire any Note or Notes (including the Third Issuer Notes); or

      (l) engage in any activities in the United States (directly or through agents), nor derive any income from United States sources as determined under United States income tax principles and will not hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under United States tax principles.

15.3 Positive covenants: The Third Issuer covenants and undertakes with the Note Trustee for the benefit of the Third Issuer Secured Creditors that it shall:

      (a) Registration of Security: file or procure the filing with the Registrar of Companies pursuant to Chapter I of Part XII of the Companies Act 1985 of duly completed Forms 395 together with an executed original of this Third Issuer Deed of Charge and the required fee within 21 days after the date of this Third Issuer Deed of Charge;

      (b) Notice of Assignment: on the date hereof join with the Note Trustee in giving notice of the assignments and the security created under or pursuant to this Third Issuer Deed of Charge to Funding, the Security Trustee and each other party to any Third Issuer Transaction Document not being a party to this Third Issuer Deed of Charge and for the purposes of the Jersey Security Interests to any person from whom the Third Issuer would have been entitled to claim the collateral (but for the Jersey Security Interests) and on any date hereafter (to the extent only that such notice and acknowledgement is not given under or pursuant to this Third Issuer Deed of Charge) join with the Note Trustee in giving notice of the assignments and the security created under this Third Issuer Deed of Charge to any party to a Third Issuer Transaction Document entered into by the Third Issuer after the date hereof and, for the purposes of the Jersey Security Interests, to any person from whom the Third Issuer would have been entitled to claim the collateral (but for the Jersey Security Interests), in each case in the form (or substantially in the form) set out in Schedule 3 (Form of Notice of Assignment);

      (c) Accounts for Stock Exchange: cause to be prepared and certified by the Auditors of the Third Issuer in respect of each Financial Year, accounts in such form as will comply with relevant legal and accounting requirements for the time being and all requirements for the time being of any stock exchange on which the Third Issuer Notes are listed;

      (d) Books and Records: at all times keep or procure the keeping of such books of account and records as may be necessary to comply with all applicable laws and so as to enable accounts of the Third Issuer to be prepared and allow the Note Trustee and any person or persons appointed by the Note Trustee free access to such books of account and records at all reasonable times during normal business hours upon reasonable notice in writing, provided that such inspection shall only be for the purposes of carrying out its duties under this Third Issuer Deed of Charge and any information so obtained shall only be used and passed on to any other person for the purpose of the Note Trustee carrying out its duties under this Third Issuer Deed of Charge;

      (e) Notice of Third Issuer Note Event of Default: give notice in writing to the Note Trustee forthwith upon becoming aware of the occurrence of any Third Issuer Note Event of Default or Third Issuer Potential Note Event of Default including the status of any such default or matter and what action the Third Issuer is taking or proposes to take with respect thereto, without waiting for the Note Trustee to take any action;

      (f) Certificates Relating to Financial Information: give to the Note Trustee (a) within seven days after demand by the Note Trustee therefor and (b) (without the necessity for any such demand) promptly after the publication of its audited accounts in respect of each Financial Year commencing with the Financial Year first ending after the date hereof and in any event not later than 180 days after the end of each such Financial Year a certificate signed by two directors of the Third Issuer to the effect that as at a date not more than seven days before delivering such certificate (the "certification date") there did not exist and had not existed since the certification date of the previous certificate (or in the case of the first such certificate the date hereof) any Third Issuer Note Event of Default or any Third Issuer Potential Note Event of Default (or if such then exists or existed specifying the same) and that during the period from and including the certification date of the last such certificate (or in the case of the first such certificate the date hereof) to and including the certification date of such certificate the Third Issuer has complied with all its obligations contained in this Third Issuer Deed of Charge and each of the other Third Issuer Transaction Documents or (if such is not the case) specifying the respects in which it has not so complied;

      (g) Further Assurances: so far as permitted by applicable law, at all times execute all such further documents and do all such further acts and things as may be necessary at any time or times in the opinion of the Note Trustee to give effect to this Third Issuer Deed of Charge and the other Third Issuer Transaction Documents;

      (h) Compliance with Third Issuer Transaction Documents: observe and comply with its obligations and use its reasonable endeavours to procure that each other party to any of the Third Issuer Transaction Documents complies with and performs all its respective obligations under each Third Issuer Transaction Document and not make any amendment or modification to such agreement or agree to waive or authorise any breach thereof without the prior written approval of the Note Trustee and notify the Note Trustee forthwith upon becoming aware of any breach by any such other party to any Third Issuer Transaction Document;

      (i) Information: so far as permitted by applicable law, give or procure to be given to the Note Trustee such opinions, certificates, information and evidence as it shall require and in such form as it shall require (including without limitation the procurement by the Third Issuer of all such certificates called for by the Note Trustee pursuant to this Third Issuer Deed of Charge) for the purpose of the discharge or exercise of the duties, trusts, powers, authorities and discretions vested in it under this Third Issuer Deed of Charge or by operation of law;

      (j) Taxes: duly and promptly pay and discharge all Taxes imposed upon it or its assets unless such Taxes are, in the opinion of the Note Trustee, being contested in good faith by the Third Issuer;



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

      (k) Basis Rate Swap Agreement: in the event of termination of the Third Issuer Basis Rate Swap Agreement, notify the Note Trustee and the Rating Agencies and use its best efforts to enter into a replacement basis rate swap agreement upon terms acceptable to the Rating Agencies and the Note Trustee with a basis rate swap provider whom the Rating Agencies have previously confirmed in writing to the Third Issuer and the Note Trustee will not cause the then-current ratings of the Third Issuer Notes to be downgraded, withdrawn or qualified; and

      (l)   Currency Swap Agreements:

            (i) Dollar Currency Swap Agreement: in the event of termination of any Transaction (as defined in the Third Issuer Dollar Currency Swap Agreement) under the Third Issuer Dollar Currency Swap Agreement, notify the Note Trustee and the Rating Agencies and use its best efforts to enter into a replacement of that Transaction in respect of the Dollar Notes (or, as applicable, the relevant class of the Dollar Notes) upon terms acceptable to the Rating Agencies and the Note Trustee with a dollar currency swap provider whom the Rating Agencies have previously confirmed in writing to the Third Issuer and the Note Trustee will not cause the then-current ratings of the Third Issuer Notes to be downgraded, withdrawn or qualified;

            (ii) Euro Currency Swap Agreement: in the event of termination of any Transaction (as defined in the Third Issuer Euro Currency Swap Agreement) under the Third Issuer Euro Currency Swap Agreement, notify the Note Trustee and the Rating Agencies and use its best efforts to enter into a replacement of that Transaction in respect of the Euro Notes (or, as applicable, the relevant class of the Euro Notes) upon terms acceptable to the Rating Agencies and the Note Trustee with a euro currency swap provider whom the Rating Agencies have previously confirmed in writing to the Third Issuer and the Note Trustee will not cause the then-current ratings of the Third Issuer Notes to be downgraded, withdrawn or qualified;

      (m) Bank Accounts: in the event of termination of the Third Issuer Bank Account Agreement, subject to and in accordance with the provisions of the Third Issuer Bank Account Agreement use its reasonable endeavours to enter into a replacement bank account agreement;

      (n) Cash Management Agreement: in the event of termination of the Third Issuer Cash Management Agreement, subject to and in accordance with the provisions of the Third Issuer Cash Management Agreement, use its reasonable endeavours to enter into a replacement cash management agreement.

      In addition to the foregoing, the Third Issuer hereby covenants with the Basis Rate Swap Provider, the Dollar Currency Swap Provider and the Euro Currency Swap Provider that it shall not make any amendment or modification to, or exercise any waiver in respect of, the Third Issuer Cash Management Agreement which would be adversely prejudicial to the interests of the Dollar Currency Swap Provider or the Euro Currency Swap Provider without the prior written consent of the Dollar Currency Swap Provider or the Euro Currency Swap Provider (as the case may be) save that to the extent required, such consent shall not be unreasonably withheld or delayed.

16.   Note Trustee Provisions

16.1 Supplement to Trustee Acts: It is hereby agreed that Clause 10 (Supplement to Trustee Acts) of the Third Issuer Trust Deed shall be incorporated in and shall apply, mutatis mutandis, to this Third Issuer Deed of Charge (and for that purpose references therein to "these presents" shall be construed as references to this Third Issuer Deed of Charge) provided that for the purposes of paragraph (n) therein at any time after the redemption in full of the Third Issuer Notes, the Note Trustee shall have regard to the interests of the Third Issuer Secured Creditor which ranks next highest under the Third Issuer Post-Enforcement Priority of Payment.

16.2 Appointment, Removal and Retirement: It is hereby agreed that Clause 14 (Appointment, Removal and Retirement of Note Trustee) of the Third Issuer Trust Deed shall be incorporated in and shall apply, mutatis mutandis, to this Third Issuer Deed of Charge (and for that purpose references therein to "these presents" shall be construed as references to this Third Issuer Deed of Charge) provided that for the purposes of this Third Issuer Deed of Charge it shall be an additional requirement that the Note Trustee under this Third Issuer Deed of Charge shall be the same person or persons as the Note Trustee under the Third Issuer Trust Deed.

16.3 Remuneration and Indemnification of Note Trustee: It is hereby agreed that Clause 9 (Remuneration and Indemnification of Note Trustee) of the Third Issuer Trust Deed shall be incorporated in and shall apply, mutatis mutandis, to this Third Issuer Deed of Charge (and for that purpose references therein to "these presents" shall be construed as references to this Third Issuer Deed of Charge).

16.4  Meetings of Noteholders: It is hereby agreed that Clause 7.1 and
      Schedule 4 (Provisions for Meetings of Noteholders) of the Third Issuer Trust Deed shall be incorporated in and shall apply, mutatis mutandis, to this Third Issuer Deed of Charge (and for that purpose references therein to "these presents" shall be construed as references to this Third Issuer Deed of Charge).

16.5 Investment of Moneys: It is hereby agreed that Clause 8.3 (Authorised Investments) of the Third Issuer Trust Deed shall be incorporated in and shall apply, mutatis mutandis, to this Third Issuer Deed of Charge.

16.6 Acknowledgement: Each of the parties to this Third Issuer Deed of Charge hereby acknowledges that it is bound by the provisions of the Third Issuer Trust Deed which are incorporated by reference into this Third Issuer Deed of Charge and confirms that it has received a copy of the Third Issuer Trust Deed.

16.7  Jersey Law Waivers:

      (a) Any right which at any time the Third Issuer has under the existing or future laws of Jersey whether by virtue of the droit de discussion or otherwise to require that recourse be had to the assets of any other person before any claim is enforced against the Third Issuer in respect of the obligations hereby assumed by the Third Issuer is hereby abandoned and waived.

      (b) The Third Issuer undertakes that if at any time any person indemnified sues the Third Issuer in respect of any such obligations and the person in respect of whose obligations the indemnity is given is not sued also, the Third Issuer shall not claim that such person be made a party to the proceedings and the Third Issuer agrees to be bound by this indemnity whether or not it is made a party to legal proceedings for the recovery of the amount due or owing to the person indemnified, as aforesaid, by the person in respect of whose obligations the indemnity is given and whether the formalities required by any law of Jersey whether existing or future in regard to the rights or obligations of securities shall or shall not have been observed.

      (c) Any right which the Third Issuer may have under the existing or future laws of Jersey whether by virtue of the droit de division or otherwise to require that any liability under this indemnity be divided or apportioned with any other person or reduced in any manner whatsoever is hereby abandoned and waived.

17.   Modification and Waiver

17.1 Modification: The Note Trustee may without the consent or sanction of the Noteholders or any other Third Issuer Secured Creditor at any time and from time to time concur with the Third Issuer in making any modification (except a Basic Terms Modification (as defined in paragraph 1 of Schedule 4 (Provisions for Meetings of Noteholders) to the Third Issuer Trust Deed) (i) to this Third Issuer Deed of Charge, the Third Issuer Notes, the Third Issuer Trust Deed or to any of the other Transaction Documents which in the opinion of the Note Trustee it may be proper to make PROVIDED THAT the Note Trustee is of the opinion that such modification will not be materially prejudicial to the interests of the Noteholders or (ii) to this Third Issuer Deed of Charge, the Third Issuer Notes, the Third Issuer Trust Deed or any of the other Transaction Documents if in the opinion of the Note Trustee such modification is of a formal, minor or technical nature or to correct a manifest error. For the purposes of this Clause 17.1, a proposed modification will not materially harm the interest of any Noteholder solely as a result of any New Issuer executing a Deed of Accession pursuant to Clause 3.12 (New Intercompany Loans) of the Funding Deed of Charge or Clause 2.2 (New Intercompany Loan Agreement) of the Intercompany Loan Terms and Conditions. Any such modification may be made on such terms and subject to such conditions (if any) as the Note Trustee may determine, shall be binding upon the Third Issuer and the Third Issuer Secured Creditors and, unless the Note Trustee agrees otherwise, shall be notified by the Third Issuer to the Noteholders in accordance with the Conditions and to the other Third Issuer Secured Creditors as soon as practicable thereafter. So long as any of the Third Issuer Notes are rated by the Rating Agencies, the Third Issuer shall notify the Rating Agencies in writing as soon as reasonably practicable thereafter of any modification to the provisions of this Third Issuer Deed of Charge, the Third Issuer Notes, the Third Issuer Trust Deed or any of the other Third Issuer Transaction Documents.

17.2 Waiver: Subject as expressly provided otherwise in the Third Issuer Notes or in any other Transaction Document, the Note Trustee may from time to time and at any time without the consent or sanction of the Noteholders or any other Third Issuer Secured Creditor and without prejudice to its rights in respect of any subsequent breach, but only if and in so far as in its opinion the interests of the Noteholders shall not be materially prejudiced thereby waive or authorise any breach or proposed breach by the Third Issuer or any other party thereto of any of the covenants or provisions contained in this Third Issuer Deed of Charge or in any of the other Transaction Documents or determine that any Third Issuer Note Event of Default shall not be treated as such for the purposes of this Third Issuer Deed of Charge, the Third Issuer Notes and the Third Issuer Trust Deed PROVIDED ALWAYS THAT the Note Trustee shall not exercise any powers conferred on it by this Clause in contravention of any express direction given by Extraordinary Resolution or by a request in writing of the relevant Noteholders in accordance with the Conditions (but so that no such direction or request shall affect any waiver, authorisation or determination previously given or made). Any such waiver, authorisation or determination:

      (a) may be given or made on such terms and subject to such conditions (if any) as the Note Trustee may determine;

      (b) shall be binding on the Noteholders and the other Third Issuer Secured Creditors, if, but only if, the Note Trustee shall so require; and

      (c) shall be notified by the Third Issuer to the Noteholders in accordance with the Conditions and to the other Third Issuer Secured Creditors as soon as practicable thereafter.

      The provisions of this Clause 17.2 shall be in lieu of Section 316(a)(1)(B) of the Trust Indenture Act and Section 316(a)(1)(B) of the Trust Indenture Act is hereby expressly excluded from this Third Issuer Deed of Charge, the Third Issuer Notes and the Third Issuer Trust Deed as permitted by the Trust Indenture Act.

18.   Miscellaneous Provisions

18.1 Evidence of Indebtedness: In any action, proceedings or claim relating to this Third Issuer Deed of Charge or the charges contained in this Third Issuer Deed of Charge, a statement as to any amount due to any Third Issuer Secured Creditor or of the Third Issuer Secured Obligations or any part thereof or a statement of any amounts which have been notified to the Note Trustee as being amounts due to any Third Issuer Secured Creditor which is certified as being correct by an officer of the Note Trustee or an officer of the relevant Third Issuer Secured Creditor shall, save in the case of manifest error, be conclusive evidence that such amount is in fact due and payable.

18.2 Liability: All the liabilities and obligations of the Third Issuer under or by virtue of this Third Issuer Deed of Charge shall not be impaired by:

      (a) any failure of this Third Issuer Deed of Charge to be legal, valid, binding and enforceable as regards the Third Issuer whether as a result of a lack of corporate powers or of directors' authority, defective execution or for any other reason whatsoever;

      (b) any giving of time, forbearance, indulgence or waiver as regards the Third Issuer;

      (c)   a discharge or release of the Third Issuer; or

      (d) any other matter or event whatsoever whether similar to the foregoing or not which might have the effect of impairing all or any of its liabilities or obligations except proper and valid payment or discharge of all Third Issuer Secured Obligations and amounts whatsoever which this Third Issuer Deed of Charge provides are to be paid by the Third Issuer or an absolute discharge or release of the Third Issuer signed by the Third Issuer Secured Creditors and the Note Trustee.

18.3 Third Issuer Secured Creditors: Each Third Issuer Secured Creditor shall be bound by the provisions of this Third Issuer Deed of Charge as if it contained covenants by each Third Issuer Secured Creditor in favour of the Note Trustee and every other Third Issuer Secured Creditor to observe and be bound by all the provisions of this Third Issuer Deed of Charge expressed to apply to the Third Issuer Secured Creditors.

19.   Rights cumulative

      The respective rights of the Note Trustee, the Third Issuer Secured Creditors and any Receiver to this Third Issuer Deed of Charge are cumulative and may be exercised as often as each considers appropriate and are in addition to their respective rights under the general law. No failure on the part of the Note Trustee, the Third Issuer Secured Creditors or any Receiver to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in this Third Issuer Deed of Charge are cumulative and not exclusive of any remedies provided by law.

20.   Assignment

      None of the Third Issuer Secured Creditors may assign, encumber or transfer all or any part of its rights or benefits and/or transfer its obligations under this Third Issuer Deed of Charge without the prior written consent of the Note Trustee.

21.   Non Petition Covenant; Corporate Obligations

21.1 Non Petition: Each of the parties hereto hereby agrees that it shall not institute against the Third Issuer any winding-up, administration, insolvency or similar proceedings for so long as any sum is outstanding under Third Issuer Notes or for two years plus one day since the last day on which any such sum was outstanding provided that the Note Trustee may prove or lodge a claim in the event of a liquidation initiated by any other person.

21.2 Corporate Obligations: To the extent permitted by law, no recourse under any obligation, covenant, or agreement of any person contained in this Third Issuer Deed of Charge shall be had against any shareholder, officer or director of such person as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is a corporate obligation of each person expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of such person contained in this Third Issuer Deed of Charge, or implied therefrom, and that any and all personal liability for breaches by such person of any of such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Third Issuer Deed of Charge.

22.   Notices

      Any notices or other communication or document to be given or delivered pursuant to this Third Issuer Deed of Charge to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17.00 hours on a London Business Day or on the next London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

      (a) in the case of the Third Issuer, to Granite Mortgages 02-1 plc, Fifth Floor, 100 Wood Street, London EC2V 7EX (facsimile number 020 7606 0643) for the attention of the Company Secretary with a copy to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

      (b) in the case of the Note Trustee, to The Bank of New York, One Canada Square, 48th Floor, London E14 5AL, attention Corporate Trust (Global Structured Finance) (facsimile number 020 7964
            6399);

      (c) in the case of the Principal Paying Agent, the Agent Bank, the Registrar, the Transfer Agent or the Account Bank, to Citibank, N.A., 5 Carmelite Street, London, EC4Y OPA;

      (d) in the case of the Third Issuer Cash Manager to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

      (e) in the case of the U.S. Paying Agent, to Citibank, N.A., 111 Wall Street, 14th Floor, Zone 3, New York, N.Y. 10043, U.S.A. (facsimile number 212 657 3862) for the attention of Global Agency and Trust;

      (f) in the case of the Basis Rate Swap Provider, to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

      (g) in the case of the Dollar Currency Swap Provider to Credit Suisse First Boston International, (facsimile number 020 7888 2686) for the attention of the Managing Director - Legal Department;

      (h) in the case of the Euro Currency Swap Provider to Credit Suisse First Boston International , (facsimile number 020 7888 2686) for the attention of the Managing Director - Legal Department;

      (i) in the case of the Corporate Services Provider, to Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX (facsimile number 020 7606 0643) for the attention of the Company Secretary;

      (j) in the case of Moody's, to Moody's Investor Services, 1st Floor, 2 Minster Court, Mincing Lane, London EC3R 7XB (facsimile number 020 7772 5400) for the attention of David Harrison, Asset Backed Finance;

      (k) in the case of S&P, to Standard & Poor's, Garden House, 18 Finsbury Circus, London EC2M 7BP (facsimile number 020 7826 3598) for the attention of the Structured Finance Surveillance Group; and

      (l) in the case of Fitch, to Fitch Ratings Limited, Eldon House, 2 Eldon Street, London EC2M 7UA (facsimile number: 020 7417 6262) for the attention of European Structured Finance,

      or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by fifteen days prior written notice in accordance with the provisions of this Clause 22.

23.   Third Party Rights

      A person who is not a party to this Third Issuer Deed of Charge may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

24.   Execution in Counterparts; Severability

24.1 Counterparts: This Deed may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

24.2 Severability: Where any provision in or obligation under this Third Issuer Deed of Charge shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under this Third Issuer Deed of Charge, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

25.   Governing Law and Jurisdiction; Appropriate Forum

25.1 Governing Law: This Deed is governed by, and shall be construed in accordance with, English law, save that those parts of this Third Issuer Deed of Charge concerned with the creation, subsistence or enforcement of the Jersey Security Interests shall be governed by, and shall be construed in accordance with Jersey law.

25.2 Jurisdiction: Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Third Issuer Deed of Charge and, for such purposes, irrevocably submits to the jurisdiction of such courts.

25.3 Appropriate Forum: Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

IN WITNESS of which this Third Issuer Deed of Charge has been executed by the parties hereto as a deed which has been delivered on the date first appearing on page one.



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

                                  SCHEDULE 1

                      FORM OF SECURITY POWER OF ATTORNEY

THIS POWER OF ATTORNEY is made on [?] March 2002 by Granite Mortgages 02-1 plc (registered number 4340767) a private limited liability company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "Principal").

WHEREAS

(1) By virtue of a Deed (as amended, varied, supplemented or novated from time to time the "Third Issuer Deed of Charge") dated [?] March 2002 between Granite Mortgages 02-1 plc, The Bank of New York as Note Trustee and others, provision was made for the execution by the Principal of this Power of Attorney.

(2) Words and phrases in this Power of Attorney shall (save where expressed to the contrary) have the same meanings respectively as the words and phrases in the Third Issuer Deed of Charge.

NOW THIS POWER OF ATTORNEY WITNESSETH

1. The Principal hereby irrevocably (within the meaning of Section 4 of the Powers of Attorney Act 1971) and by way of security for the payment and performance of the Third Issuer Secured Obligations and the covenants, conditions, obligations and undertakings on the part of the Principal contained in the Third Issuer Deed of Charge and the other Third Issuer Transaction Documents to which the Principal is a party from time to time appoints The Bank of New York and any other person or persons for the time being the Note Trustee or Note Trustees of and under the Third Issuer Deed of Charge (the "Attorney") and each and every person to whom the Note Trustee shall from time to time have delegated the exercise of the power of attorney conferred by this Power of Attorney (each a "Delegate") and any receiver including any administrative receiver and any manager (the "Receiver") and/or administrator (the "Administrator") appointed from time to time by the Attorney or on its behalf its true and lawful attorney for and in the Principal's name or otherwise jointly and severally to sign, seal, execute, deliver, perfect and do any assurance, act, matter or thing which the Attorney, Delegate, Receiver or Administrator considers in each case to be necessary for the protection or preservation of the Attorney's and the Third Issuer Secured Creditors' interests and rights (as described in the Third Issuer Deed of Charge) in and to the Third Issuer Charged Property or which ought to be done by the Principal under the covenants, undertakings and provisions contained in the Third Issuer Deed of Charge and the other Third Issuer Transaction Documents to which the Principal is a party from time to time and generally to in its name and on its behalf to exercise all or any of the powers, authorities or discretions conferred by or pursuant to the Third Issuer Deed of Charge on the Note Trustee and/or any Receiver whether on or at any time after the security has become enforceable in accordance with Clause 7.2 (Enforceable) of the Third Issuer Deed of Charge or in any other circumstances where the Attorney has become entitled to take any of the steps referred to in the Third Issuer Deed of Charge including (without limitation) any or all of the following:

      (a) to do every act or thing which the Attorney, Delegate, Receiver or Administrator may deem to be necessary, proper or expedient for getting in any of the Third Issuer Charged Property and/or fully and effectively vesting, transferring or assigning the Third Issuer Charged Property or any part thereof and/or the Principal's estate, right, title, benefit and/or interest therein or thereto in or to the Attorney and its successors in title or other person or persons entitled to the benefit thereof or for carrying into effect any other dealing with the Third Issuer Charged Property whatsoever permitted under the Third Issuer Deed of Charge in the same manner and as fully and effectively as the Principal could have done;

      (b) the power by writing under its hand by an officer of the Attorney (including every Receiver appointed under the Third Issuer Deed of Charge) from time to time to appoint a substitute attorney (each a "Substitute") who shall have power to act on behalf of the Principal as if that Substitute shall have been originally appointed Attorney by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

2. In favour of the Attorney, any Delegate, any Receiver and/or Administrator and/or Substitute, or a person dealing with any of them and the successors and assigns of such a person, all acts properly done and documents executed or signed by the Attorney, a Delegate, a Receiver, an Administrator or a Substitute in the purported exercise of any power conferred by this Power of Attorney shall for all purposes be valid and binding on the Principal and its successors and assigns.

3. The Principal irrevocably and unconditionally undertakes to indemnify the Attorney and each Delegate, Receiver and/or Administrator and/or Substitute appointed from time to time by the Attorney and their respective estates (each an "Indemnified Party") against all actions, proceedings, claims, costs, expenses and liabilities of every description arising from the exercise, or the purported exercise, of any of the powers conferred by this Power of Attorney, save where the same arises as the result of the fraud, negligence or wilful default of the relevant Indemnified Party or its officers or employees.

4. The provisions of Clause 3 (Third Issuer Security) shall continue in force after the revocation or termination, howsoever arising, of this Power of Attorney.

5. The laws of England and Wales shall apply to this Power of Attorney and the interpretation thereof and to all acts of the Attorney and each Delegate, Receiver and/or Administrator and/or Substitute carried out or purported to be carried out under the terms hereof except that in relation to any action taken by the Attorney, each Delegate, Receiver and/or Administrator/and or Substitute in respect of the Jersey Security Interests or the Third Issuer Jersey Secured Property, the laws of Jersey shall apply.

6. The Principal hereby agrees at all times hereafter to ratify and confirm whatsoever the said Attorney or its attorney or attorneys or any Delegate, Receiver or Administrator or Substitute shall properly and lawfully do or cause to be done in and concerning the Third Issuer Charged Property.

IN WITNESS whereof this Power of Attorney has been executed as a deed by the Principal the day and year first before written.

EXECUTED AS A DEED by                          )
GRANITE MORTGAGES 02-1 PLC                     )
acting by:                                     )


_______________________
Director

Name:

Title:

_______________________
Director/Secretary

Name:

Title:

                                  SCHEDULE 2

             THIRD ISSUER POST-ENFORCEMENT PRIORITY OF PAYMENTS

Following enforcement of the Issuer Security, on each Payment Date the Note Trustee (or the Third Issuer Cash Manager on its behalf) will apply amounts received or recovered as follows:

      (A) first, to pay amounts due to the Note Trustee (and any Receiver appointed by the Note Trustee) together with interest and (if necessary) VAT on those amounts and to provide for any amounts then due or to become due and payable to the Note Trustee and the Receiver under the provisions of the Third Issuer Trust Deed, the Third Issuer Deed of Charge and any other Transaction Document;

      (B) second, to pay, in no order of priority between them but in proportion to the respective amounts due, the Agent Bank, the Paying Agents, the Transfer Agent and the Registrar, together with interest and (if necessary) VAT on those amounts and to provide for any costs, charges, liabilities and expenses then due or to become due and payable to them under the provisions of the Third Issuer Paying Agent and Agent Bank Agreement;

      (C) third, in no order of priority between them but in proportion to the respective amounts due, towards payment of amounts (together with (if necessary) VAT on those amounts) due and payable to the Third Issuer Cash Manager under the Third Issuer Cash Management Agreement and to the Corporate Services Provider under the Third Issuer Corporate Services Agreement and to the Account Bank under the Third Issuer Bank Account Agreement;

      (D) fourth, in no order of priority between them but in proportion to the respective amounts due, to pay:

            (i) amounts (including such part of any termination payment) due to the Basis Rate Swap Provider (except for any termination payment due and payable to the Basis Rate Swap Provider as a result of a Basis Rate Swap Provider Default by that Basis Rate Swap Provider);

            (ii) amounts (including such part of any termination payment) due to the Dollar Currency Swap Provider under the Series 1 Class A1 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Dollar Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 1 Class A1 Notes until the Series 1 Class A1 Notes have been repaid in full;

            (iii) amounts (including such part of any termination payment) due to the Dollar Currency Swap Provider under the Series 1 Class A2 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap

                  Provider) and from amounts received from the Dollar Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 1 Class A2 Notes until the Series 1 Class A2 Notes have been repaid in full; and

            (iv) interest due or overdue and to repay principal on the Series 2 Class A Notes until those notes have been repaid in full;

            (v) amounts (including such part of any termination payment) due to the Euro Currency Swap Provider under the Series 3 Class A Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Euro Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 3 Class A Notes until the Series 3 Class A Notes have been repaid in full;

      (E) fifth, in no order of priority between them but in proportion to the respective amounts due, to pay:

            (i) amounts (including such part of any termination payment) due to the Dollar Currency Swap Provider under the Series 1 Class B Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Dollar Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 1 Class B Notes until the Series 1 Class B Notes have been repaid in full;

            (ii) interest due or overdue and to repay principal on the Series 2 Class B Notes until those notes have been repaid in full; and

            (iii) amounts (including such part of any termination payment) due to the Euro Currency Swap Provider under the Series 3 Class B Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Euro Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 3 Class B Notes until the Series 3 Class B Notes have been repaid in full;

      (F) sixth, in no order of priority between them but in proportion to the respective amounts due, to pay:

            (i) amounts (including such part of any termination payment) due to the Dollar Currency Swap Provider under the Series 1 Class C Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Dollar Currency Swap

                  Provider to pay interest due or overdue and to repay principal on the Series 1 Class C Notes until the Series 1 Class C Notes have been repaid in full;

            (ii) interest due or overdue and to repay principal on the Series 2 Class C Notes until those notes have been repaid in full; and

            (iii) amounts (including such part of any termination payment) due to the Euro Currency Swap Provider under the Series 3 Class C Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Euro Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 3 Class C Notes until the Series 3 Class C Notes have been repaid in full;

      (G) seventh, to pay interest due or overdue and to repay principal on the Series 2 Class D Notes until those notes have been repaid in full;

      (H) eighth, in no order of priority between them but in proportion to the respective amounts due, to pay any termination payment to:

              (i) the Basis Rate Swap Provider following a Basis Rate Swap Provider Default by the Basis Rate Swap Provider;

              (ii) the Dollar Currency Swap Provider following a Dollar Currency Swap Provider Default by the Dollar Currency Swap Provider;

              (iii) the Euro Currency Swap Provider following a Euro
                    Currency Swap Provider Default by the Euro Currency Swap Provider; and

      (I) last, to pay any amount remaining following the application of principal and revenue set forth in paragraphs (A) through (H) above, to the Third Issuer.

                                  SCHEDULE 3

                         FORM OF NOTICE OF ASSIGNMENT



To:   [Addressee(s)]

Granite Mortgages 02-1 plc - Assignment of rights under Third Issuer Transaction Documents

                                                              [o] March 2002

Dear Sirs,

Terms and expressions used in this letter are as defined in a deed of charge (the "Third Issuer Deed of Charge") between Granite Mortgages 02-1 plc (the "Third Issuer"), The Bank of New York (the "Note Trustee") and others dated [o] March 2002.

We hereby give notice to each addressee of this letter that by assignment(s) under or pursuant to the Third Issuer Deed of Charge, the Third Issuer has assigned absolutely, by way of security for the payment and performance of certain obligations of the Third Issuer described in the Third Issuer Deed of Charge (the "Third Issuer Secured Obligations"), to the Note Trustee all its right, title, benefit and interest under the [Agreement(s)] (the "Third Issuer Transaction Documents") [including its right, title interest and benefit in relation to [describe property] and including, without limitation, all rights to receive payment of any amounts which may become payable to the Third Issuer thereunder, all payments received by the Third Issuer thereunder, all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, (hereinafter called "Relevant Third Issuer Property").

In relation to any of the Relevant Third Issuer Property which may be situated in Jersey at any time, we hereby give notice for the purpose of the Security Interests (Jersey) Law 1983 to each addressee of this letter that with the intention of creating a security interest in accordance with such law in such property in favour of the Note Trustee for the payment and performance of the Third Issuer Secured Obligations, the Third Issuer has assigned all of its rights, title, benefit and interest, present and future, in, to and under the Relevant Third Issuer Property to the Note Trustee.

By signing the enclosed copy of this notice you acknowledge and consent to the assignments and agree that:

      (i) from the date of this notice you are obliged to and you will pay all moneys which are or may become payable to the Third Issuer under the aforesaid agreements to or to the order of the Note Trustee; and

      (ii) you have not, at the date of this notice, received notice that any third party has or will have any right of interest whatsoever in the Relevant Third Issuer Property.

Notwithstanding the assignments made by the Third Issuer and referred to in this notice, the Note Trustee hereby confirms and you further acknowledge that:

      (b) you may continue to make all payments becoming due to the Third Issuer in respect of the Relevant Third Issuer Property in the manner envisaged by the relevant Third Issuer Transaction Document(s); and

      (c) the Third Issuer shall be entitled to exercise its rights, powers and discretions and perform its obligations in relation to the Relevant Third Issuer Property and under the Third Issuer Transaction Documents in accordance with the provisions of the Third Issuer Transaction Documents, but only until such time as you receive notice from the Note Trustee to the contrary or to the effect that the security created under the Third Issuer Deed of Charge has become enforceable, in which event from receipt of such notice you agree that you will pay all monies becoming due and payable to the Third Issuer in respect of the Relevant Third Issuer Property in accordance with any instructions received from the Note Trustee.

This letter is governed by, and shall be construed in accordance with, English law, except that to the extent of any Relevant Third Issuer Property which may be situated in Jersey at any time, it is governed by and shall be construed in accordance with the laws of Jersey.

Please acknowledge receipt of this notice by executing and returning the copy of this letter attached hereto.

Yours faithfully,



EXECUTED for and on behalf of                  )
GRANITE MORTGAGES 02-1 PLC                     )
by:                                            )


_______________________
Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of                  )
THE BANK OF NEW YORK                           )
by:                                            )




_______________________
Authorised Signatory

Name:

Title:

We acknowledge receipt of the above notice and the terms of the assignment created by you in respect of the Relevant Third Issuer Property.

In respect of the [Agreement]:

For and on behalf of                             )
[Party to Third Issuer Transaction Document]     )
by:                                              )




_______________________
Authorised Signatory

Name:

Title:

                                EXECUTION PAGE

The Third Issuer

EXECUTED AS A DEED by                           )
GRANITE MORTGAGES 02-1 PLC                      )
acting by:                                      )


Name:

Title:



Name:
Representing
Title:




The Note Trustee

EXECUTED AS A DEED for and                      )
on behalf of                                    )
THE BANK OF NEW YORK                            )
by:


Name:

Title:




The Principal Paying Agent, the Agent Bank, the Registrar, the Transfer Agent and the Account Bank

EXECUTED AS A DEED for and on behalf of         )
CITIBANK, N.A.                                  )
by:                                             )




Name:

Title:

The US Paying Agent
EXECUTED AS A DEED for and on behalf of        )
CITIBANK, N.A.                                 )
by:                                            )




Name:

Title:




The Dollar Currency Swap Provider

EXECUTED AS A DEED for and on behalf of         )
CREDIT SUISSE FIRST BOSTON                      )
INTERNATIONAL                                   )
by:




Name:

Title:

The Euro Currency Swap Provider

EXECUTED AS A DEED for and on behalf of         )
CREDIT SUISSE FIRST BOSTON                      )
INTERNATIONAL                                   )
by:




Name:

Title:

The Third Issuer Cash Manager and the Basis
Rate Swap Provider

EXECUTED AS A DEED by                          )
                                               )
                                               )
                                               )
                                               )
as attorney for                                )
NORTHERN ROCK PLC
in the presence of:



Signature of Witness:

Name of Witness:

Occupation:

Address:


The Corporate Service Provider

EXECUTED AS A DEED by                          )
LAW DEBENTURE CORPORATE                        )
SERVICES LIMITED                               )
acting by:                                     )


Name:

Title:



Name:

Title:

                                                                   Exhibit 4.9




                                                             Execution Version


                              Dated 3 March 2003
                           -------------------------




                               NORTHERN ROCK PLC
                         as Third Issuer Cash Manager



                          GRANITE MORTGAGES 02-1 PLC
                                as Third Issuer


                                    - and -


                             THE BANK OF NEW YORK
                                as Note Trustee





-------------------------------------------------------------------------------
                             AMENDED AND RESTATED
                    THIRD ISSUER CASH MANAGEMENT AGREEMENT
-------------------------------------------------------------------------------






                          SIDLEY AUSTIN BROWN & WOOD
                             1 THREADNEEDLE STREET
                                LONDON EC2R 8AW
                            TELEPHONE 020 7360 3600
                            FACSIMILE 020 7626 7937
                                  UK: 587902

                                   CONTENTS

Clause                                                              Page No.

 1. Definitions and Interpretation.........................................1

2.  Appointment of Third Issuer Cash Manager...............................2

3.  The Third Issuer Cash Management Services..............................2

4.  Payments, Accounts, Ledgers............................................3

5.  Payments Under Third Issuer Swap Agreements; Termination & Swap
    Collateral.............................................................6

6.  No Liability...........................................................9

7.  Costs and Expenses.....................................................9

8.  Information...........................................................10

9.  Remuneration..........................................................12

10. Covenants, Representations and Warranties of Third Issuer
    Cash Manager..........................................................13

11. Third Issuer Cash Management Services Non-Exclusive...................13

12. Termination...........................................................14

13. Further Assurances....................................................17

14. Miscellaneous.........................................................17

15. Confidentiality.......................................................18

16. No Partnership........................................................18

17. Assignment............................................................19

18. The Note Trustee......................................................19

19. Non Petition Covenant; Limited Recourse...............................19

20. Amendments and Waiver.................................................20

21. Notices...............................................................21

22. Third Party Rights....................................................22

23. Execution in Counterparts; Severability...............................22

24. Governing Law and Jurisdiction; Appropriate Forum.....................22

SCHEDULE 1  The Third Issuer Cash Management Services.....................23

SCHEDULE 2  Cash Management and Maintenance of Ledgers....................26

SCHEDULE 3  Form of Issuer Quarterly Report...............................40

SCHEDULE 4  Controlled Amortisation Amount/Target Balance.................44

SCHEDULE 5  Third Issuer Cash Manager Representations and Warranties......48

THIS AMENDED AND RESTATED THIRD ISSUER CASH MANAGEMENT AGREEMENT DATED 3 MARCH 2003 AMENDS AND RESTATES THE THIRD ISSUER CASH MANAGEMENT AGREEMENT DATED 20 MARCH 2002

BETWEEN:

(1) NORTHERN ROCK PLC (registered number 3273685), a public limited company incorporated under the laws of England and Wales whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL in its capacity as Third Issuer Cash Manager;

(2) GRANITE MORTGAGES 02-1 PLC (registered number 4340767), a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX as Third Issuer; and

(3) THE BANK OF NEW YORK, whose principal office is at One Canada Square, 48th Floor, London E14 5AL, in its capacity as Note Trustee.

WHEREAS:

(A) On the Closing Date the Third Issuer will issue the Third Issuer Notes constituted by the Third Issuer Trust Deed. From the proceeds of the issue of those Third Issuer Notes, the Third Issuer shall make an intercompany loan to Granite Finance Funding Limited ("Funding") pursuant to the terms of the Third Issuer Intercompany Loan Agreement.

(B) The Third Issuer Cash Manager is willing to provide cash management services to the Third Issuer and the Note Trustee on the terms and subject to the conditions contained in this Agreement.

IT IS HEREBY AGREED as follows:

1.    Definitions and Interpretation

1.1   The provisions of:

      (a) the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Fourth Amendment and Restatement Deed made on 27 January 2003 between, among others, the Seller, Funding and the Mortgages Trustee, and

      (b) the Third Issuer Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to the Third Issuer Master Definitions Schedule Amendment Deed made on 3 March 2003 between, among others, the Third Issuer Cash Manager, the Third Issuer and the Note Trustee,

      (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement. The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

2.    Appointment of Third Issuer Cash Manager

2.1 Appointment: Until termination pursuant to Clause 12 (Termination), the Third Issuer and the Note Trustee (according to their respective estates and interests) each hereby appoints the Third Issuer Cash Manager as its lawful agent on each of their behalves to provide the Third Issuer Cash Management Services set out in this Agreement, including in relation to the Third Issuer Notes to be issued by the Third Issuer. The Third Issuer Cash Manager in each case hereby accepts such appointment on the terms and subject to the conditions of this Agreement.

2.2 Duties prescribed by Transaction Documents: For the avoidance of doubt and in connection with the powers conferred under Clause 2.1 (Appointment), save as expressly provided elsewhere in this Agreement, nothing herein shall be construed so as to give the Third Issuer Cash Manager any powers, rights, authorities, directions or obligations other than as specified in this Agreement or any of the other Transaction Documents.

2.3 Appointment conditional upon issuance of Third Issuer Notes: The appointment pursuant to Clause 2.1 (Appointment) is conditional upon the issue of the Third Issuer Notes and the making of the Third Issuer Intercompany Loan under the Third Issuer Intercompany Loan Agreement and shall take effect upon and from the Closing Date automatically without any further action on the part of any person, PROVIDED THAT if the issue of the Third Issuer Notes has not occurred by 30 April 2002, or such later date as the Third Issuer and the Lead Managers may agree, this Agreement shall cease to be of further effect.

3.    The Third Issuer Cash Management Services

3.1 General: The Third Issuer Cash Manager shall provide the services set out in this Agreement (including, without limitation, Schedules 1 and 2 attached hereto) (the "Third Issuer Cash Management Services").

3.2 Approvals and authorisations: The Third Issuer Cash Manager shall maintain, or procure the maintenance of, the approvals, authorisations, consents and licences required in connection with the business of the Third Issuer and shall prepare and submit, or procure the preparation and submission of, on behalf of the Third Issuer, all necessary applications and requests for any further approvals, authorisations, consents or licences which may be required in connection with the business of the Third Issuer and shall, so far as it reasonably can do so, perform the Third Issuer Cash Management Services in such a way as not to prejudice the continuation of any such approvals, authorisations, consents or licences.

3.3 Compliance with Transaction Documents, etc.: The Third Issuer Cash Management Services shall include procuring (so far as the Third Issuer Cash Manager, using its reasonable endeavours, is able so to do) compliance by the Third Issuer with all applicable legal requirements and with the terms of the Third Issuer Transaction Documents, PROVIDED THAT the Third Issuer Cash Manager shall not lend or provide any sum to the

      Third Issuer and the Third Issuer Cash Manager shall have no liability whatsoever to the Third Issuer, the Note Trustee or any other person for any failure by the Third Issuer to make any payment due by any of them under any of the Third Issuer Transaction Documents (other than to the extent arising from the Third Issuer Cash Manager failing to perform any of its obligations under any of the Transaction Documents).

3.4   Liability of Third Issuer Cash Manager:

      (a) The Third Issuer Cash Manager shall indemnify each of the Third Issuer and the Note Trustee on demand for any loss, liability, claim, expense or damage suffered or incurred by it in respect of the negligence, bad faith or wilful default of the Third Issuer Cash Manager in carrying out its functions as Third Issuer Cash Manager under, or as a result of a breach by the Third Issuer Cash Manager of, the terms and provisions of this Agreement or such other Transaction Documents to which the Third Issuer Cash Manager is a party (in its capacity as such) in relation to such functions.

      (b) For the avoidance of doubt, the Third Issuer Cash Manager shall not be liable in respect of any loss, liability, claim, expense or damage suffered or incurred by the Third Issuer or the Note Trustee and/or any other person as a result of the proper performance of the Third Issuer Cash Management Services (as defined in Clause 3.1 (General)) by the Third Issuer Cash Manager save to the extent that such loss, liability, claim, expense or damage is suffered or incurred as a result of any negligence, bad faith or wilful default of the Third Issuer Cash Manager under, or as a result of a breach by the Third Issuer Cash Manager of, the terms and provisions of this Agreement or any of the other Transaction Documents to which the Third Issuer Cash Manager is a party (in its capacity as such) in relation to such functions.

4.    Payments, Accounts, Ledgers

4.1 Third Issuer Bank Accounts: The Third Issuer Cash Manager hereby confirms that each of the Third Issuer Transaction Accounts have been established on or before the date hereof and that the mandates in the agreed form will apply thereto at the Closing Date. The Third Issuer Cash Manager undertakes (to the extent to which the same is within its control in its capacity as Third Issuer Cash Manager) that at the Closing Date the Third Issuer Transaction Accounts will be operative and that the Third Issuer Cash Manager will not knowingly create or permit to subsist any Security Interest in relation to the Third Issuer Transaction Accounts other than as created under or permitted pursuant to the Third Issuer Deed of Charge.

4.2   Third Issuer Ledgers:

      (a) The Third Issuer Cash Manager shall open and maintain in the books of the Third Issuer the following ledgers:

            (i) the Third Issuer Revenue Ledger, which shall record all Third Issuer Revenue Receipts standing to the credit of the Third Issuer Transaction Accounts from time to time;

            (ii) the Third Issuer Principal Ledger, which shall record all Third Issuer Principal Receipts standing to the credit of the Third Issuer Transaction Accounts from time to time;

            (iii) the Third Issuer Principal Deficiency Ledger, which shall comprise three sub-ledgers to be known as the Class A Principal Deficiency Sub Ledger, the Class B Principal Deficiency Sub Ledger and the Class C Principal Deficiency Sub Ledger, and which shall record (A) any principal deficiencies arising from Losses on the Mortgage Loans which have been allocated by Funding to the Third Issuer Intercompany Loan, (B) the application of Third Issuer Principal Receipts to meet any deficiency in Third Issuer Revenue Receipts and (C) the application of Funding Available Principal Receipts to fund the Third Issuer Liquidity Reserve Fund.

            (iv) the Swap Collateral Ledger, (which shall comprise of such sub-ledgers as the Current Issuer Cash Manager considers appropriate) to record all payments, transfers and receipts in connection with Swap Collateral, including, without limitation:

                  (A) the receipt of any Swap Collateral by the Current Issuer from the Swap Providers;

                  (B) the receipt of any income or distributions in respect of such Swap Collateral;

                  (C) the payment or transfer of all, or any part of, such Swap Collateral to the relevant Current Issuer Swap Provider; and

                  (D)   the realisation of such Swap Collateral,

                  provided that the Swap Collateral Ledger (and sub-ledgers) shall only be established in the event that any Current Issuer Swap Provider pays or transfers Swap Collateral to the Issuer in accordance with the relevant Current Issuer Swap Agreement.

      (b) The Third Issuer Cash Manager shall make credits and debits to the Third Issuer Ledgers in accordance with the provisions of paragraphs 5, 6, 7, 8, 9 and 10 of Schedule 2 hereto.

4.3         Payments:

      (a) The Third Issuer Cash Manager shall procure that the following amounts payable to the Third Issuer are paid into the Third Issuer Transaction Accounts:

            (i) all Third Issuer Revenue Receipts;

            (ii)  all Third Issuer Principal Receipts;

            (iii) all amounts (excluding Swap Collateral Excluded Amounts)
                  received by the Third Issuer pursuant to the Third Issuer Basis Rate Swap Agreement and the Third Issuer Currency Swap Agreements; and

            (iv) any other amounts whatsoever received by or on behalf of the Third Issuer on or after the Closing Date,

             and the Third Issuer Cash Manager shall procure that all investment proceeds from Authorised Investments purchased from amounts standing to the credit of any of the Third Issuer Transaction Accounts are credited to each such account. All amounts received by the Third Issuer denominated (i) in Sterling shall be paid into the Third Issuer Sterling Account, (ii) in U.S. Dollars shall be paid into the Third Issuer Dollar Account and (iii) in Euro shall be paid into the Third Issuer Euro Account.

      (b) The Third Issuer Cash Manager shall procure that all transfers and withdrawals of amounts standing to the credit of the Third Issuer Transaction Accounts and Swap Collateral Accounts shall be made in accordance with the provisions of the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge.

      (c) Each of the payments into the Third Issuer Transaction Accounts referred to in Clause 4.3(a) shall be made forthwith upon receipt by the Third Issuer or the Third Issuer Cash Manager of the amount in question.

      (d) For the avoidance of doubt, as soon as reasonably practicable after becoming aware of the same, the Third Issuer Cash Manager may, and shall, withdraw Cash from the Third Issuer Transaction Accounts and Swap Collateral Cash Accounts, if, and to the extent that, such Cash was credited thereto in error and shall use its reasonable endeavours to ensure that such Cash is applied correctly thereafter.

      (e) The Third Issuer Cash Manager shall promptly notify each of the Third Issuer and the Note Trustee of any additional account or sub-account which supplements or replaces any account or sub-account specifically referred to in the definition of the "Third Issuer Transaction Accounts" in the Third Issuer Master Definitions Schedule.

      (f) Each of the Third Issuer Cash Manager and the Third Issuer undertakes that, so far as it is able to procure the same, the Third Issuer Transaction Accounts and all instructions and mandates in relation thereto will continue to be operative and will not, save as permitted pursuant to the Third Issuer Bank Account Agreement, be changed without the prior written consent of the Note Trustee (such consent not to be unreasonably withheld or delayed). For the avoidance of doubt, the Third Issuer Cash Manager may change the authorised signatories in respect of any instructions or mandates relating to the Third Issuer, without the prior written consent of the Note Trustee, in accordance with the terms of the Third Issuer Bank Account Agreement.

4.4         Withdrawals:

      (a) The Third Issuer Cash Manager may make withdrawals on behalf of the Third Issuer from the Third Issuer Transaction Accounts, but only until receipt of a copy of a

            Third Issuer Note Enforcement Notice served by the Note Trustee on the Third Issuer and Swap Collateral Accounts, as permitted by this Agreement, the Third Issuer Trust Deed, the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge, but shall not in carrying out its functions as Third Issuer Cash Manager under this Agreement otherwise make withdrawals from the Third Issuer Transaction Accounts and Swap Collateral Accounts.

      (b) Upon receipt of such a Third Issuer Note Enforcement Notice, no amount shall be withdrawn from any Third Issuer Transaction Account by the Third Issuer Cash Manager without the prior written consent of the Note Trustee.

4.5 Cash Management: In administering the Third Issuer Transaction Accounts on behalf of the Third Issuer and the Note Trustee, the Third Issuer Cash Manager shall comply with the provisions of Schedule 2 prior to receipt by the Third Issuer Cash Manager of a copy of any Third Issuer Note Enforcement Notice served on the Third Issuer. Following service of a Third Issuer Note Enforcement Notice, the Note Trustee or any Receiver appointed by the Note Trustee will administer the Third Issuer Transaction Accounts in accordance with the terms of the Third Issuer Deed of Charge.

5.    Payments Under Third Issuer Swap Agreements; Termination & Swap
      Collateral

5.1 Third Issuer Available Revenue Receipts: Subject to the order of priorities of payment set out in Schedule 2 or, as the case may be, the Third Issuer Deed of Charge, on each Payment Date prior to the enforcement of the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will pay Third Issuer Available Revenue Receipts received in respect of the Third Issuer Intercompany Loan (after making payments ranking higher in the order or priority of payments) to the Third Issuer Basis Rate Swap Provider. Amounts received by the Third Issuer Cash Manager from the Third Issuer Basis Rate Swap Provider will be applied to pay (1) in respect of the Dollar Notes, the Third Issuer Dollar Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Dollar Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Dollar Notes in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments, (2) in respect of the Sterling Notes, amounts due to the holders of the relevant classes of Sterling Notes in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments, and (3) in respect of the Euro Notes, the Third Issuer Euro Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Euro Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Euro Notes in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments.

5.2 Third Issuer Available Principal Receipts: Subject to the order of priorities of payment set out in Schedule 2 or, as the case may be, the Third Issuer Deed of Charge, on each Payment Date prior to enforcement of the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will pay Third Issuer Available Principal Receipts received in respect of the Third Issuer Intercompany Loan (after making payments ranking higher in the order or priority of payments) to (1) in respect of the Dollar Notes, the Third Issuer Dollar Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the

      Third Issuer Dollar Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Dollar Notes in accordance with the Third Issuer Pre-Enforcement Principal Priority of Payments, (2) in respect of the Sterling Notes, amounts due to the holders of the relevant classes of Sterling Notes in accordance with the Third Issuer Pre-Enforcement Principal Priority of Payments, and (3) in respect of the Euro Notes, the Third Issuer Euro Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Euro Currency Swap Provider will be applied to pay amounts due to the holders of the relevent classes of Euro Notes in accordance with the Third Issuer Pre-Enforcement Principal Priority of Payments.

5.3 Following a Non-Asset Trigger Event: On each Payment Date following the occurrence of a Non-Asset Trigger Event under the Mortgages Trust Deed but prior to enforcement of the Funding Security under the Funding Deed of Charge or the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will pay Third Issuer Available Principal Receipts received in respect of the Third Issuer Intercompany Loan (after making payments ranking higher in the order or priority of payments) to (1) in respect of the Dollar Notes, the Third Issuer Dollar Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Dollar Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Dollar Notes, and (2) in respect of the Sterling Notes, amounts due to the holders of the relevant classes of Sterling Notes, and (3) in respect of the Euro Notes, the Third Issuer Euro Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Euro Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Euro Notes, each in accordance with the priority of payments set forth in Clause 4.2 (Distribution of Third Issuer Available Principal Receipts Following the Occurrence of a Non-Asset Trigger Event) of Schedule 2.

5.4 Following an Asset Trigger Event: On each Payment Date following the occurrence of an Asset Trigger Event under the Mortgages Trust Deed but prior to enforcement of the Funding Security under the Funding Deed of Charge or the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will pay Third Issuer Available Principal Receipts received in respect of the Third Issuer Intercompany Loan (after making payments ranking higher in the order or priority of payments) to (1) in respect of the Dollar Notes, the Third Issuer Dollar Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Dollar Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Dollar Notes, and (2) in respect of the Sterling Notes, amounts due to the holders of the relevant classes of Sterling Notes, and (3) in respect of the Euro Notes, the Third Issuer Euro Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Euro Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Euro Notes, each in accordance with the priority of payments set forth in Clause 4.3 (Distribution of Third Issuer Available Principal Receipts Following the Occurrence of an Asset Trigger Event) of Schedule 2.

5.5 Termination: If on or prior to the date of the earlier of (i) repayment in full of the Third Issuer Notes or (ii) the service of a Third Issuer Note Enforcement Notice, the Third Issuer

      Basis Rate Swap or any of the Third Issuer Currency Swaps is terminated, the Third Issuer Cash Manager (on behalf of the Third Issuer and the Note Trustee) shall purchase a replacement hedge, as applicable, in respect of the relevant Series of Third Issuer Notes in each case on terms acceptable to the Rating Agencies, the Third Issuer and the Note Trustee and with a swap provider that the Rating Agencies have previously confirmed in writing to the Third Issuer and the Note Trustee will not cause the then-current ratings of the Third Issuer Notes to be downgraded, withdrawn or qualified. The Third Issuer may apply any early termination payment received from, as appropriate, the relevant Swap Provider for such purpose.

5.6   Swap Collateral:

      (a) In the event that pursuant to the terms of a Current Issuer Swap Agreement a Current Issuer Swap Provider pays or transfers Swap Collateral to the Current Issuer, the Current Issuer Cash Manager shall:

            (i) create the Swap Collateral Ledger in the books of the Current Issuer if not already created so as to record the amount and type of such Swap Collateral and identify the relevant Current Issuer Swap Agreement in respect of which it has been posted;

            (ii) upon receipt of such Swap Collateral, credit it to and record the relevant details in the Swap Collateral Ledger;

            (iii) to the extent that such Swap Collateral is in the form of
                  Cash, pay it into the relevant Swap Collateral Cash Account;
                  and

            (iv) to the extent that such Swap Collateral is in the form of securities, arrange for it to be credited to the relevant Swap Collateral Securities Account.

      (b) Any such Swap Collateral shall not form part of the Current Issuer Available Revenue Receipts and the Current Issuer Available Principal Receipts. If the terms of the relevant Current Issuer Swap Agreement permit such Swap Collateral to be applied in or towards satisfaction of the Current Issuer's Swap Provider's obligations under the relevant Current Issuer Swap Agreement, and in the event that such Swap Collateral is to be so applied, the Current Issuer Cash Manager shall:

            (i) where the relevant Swap Collateral is in the form of Cash, transfer the relevant amount of Cash from the relevant Swap Collateral Cash Account to the relevant Current Issuer Transaction Account; and/or

            (ii) where the relevant Swap Collateral is in the form of securities, realise the Swap Collateral and pay the amount of the net proceeds into the relevant Current Issuer Transaction Account, and, in each case, make the appropriate debits and credits to the Swap Collateral Ledger, apply such amount as if it had been paid to the Current

            Issuer by the Current Issuer Swap Provider under the relevant Current Issuer Swap Agreement and make appropriate ledger entries.

      (c) To the extent that pursuant to the terms of the relevant Current Issuer Swap Agreement Swap Collateral is to be transferred or paid to the Current Issuer Swap Provider, the Current Issuer Cash Manager shall:

            (i) where the relevant Swap Collateral is in the form of Cash, pay the relevant amount of Cash out of the relevant Swap Collateral Cash Account to the Current Issuer Swap Provider; and/or

            (ii) where the relevant Swap Collateral is in the form of securities, transfer and deliver the Swap Collateral to the Current Issuer Swap Provider,

            and, in each case, debit the Swap Collateral Ledger as appropriate.

      (d)   Where:

            (i) Swap Collateral is to be applied in satisfaction of the Current issuer Swap Provider's obligations under the relevant Current Issuer Swap Agreement; and

            (ii) such Swap Collateral or the proceeds of such Swap Collateral are in a different currency to the currency (the "Required Currency") in which such obligations of the Current Issuer Swap Provider are payable, then, the Current Issuer Cash Manager shall arrange for such Swap Collateral to be converted (by such person as the Current Issuer Cash Manager may reasonably select) at the prevailing spot rate of exchange into the Required Currency.

      (e) The terms of this Clause 5.6 shall prevail if and to the extent that they are inconsistent with the other paragraphs of this Clause 5.

6.    No Liability

      Save as otherwise provided in this Agreement, the Third Issuer Cash Manager shall have no liability for the obligations of either the Note Trustee or the Third Issuer under any of the Transaction Documents or otherwise and nothing herein shall constitute a guarantee, or similar obligation, by the Third Issuer Cash Manager of either the Note Trustee or the Third Issuer in respect of any of them.

7.    Costs and Expenses

7.1 Subject to and in accordance with the Third Issuer Pre-Enforcement Priority of Payments or, as the case may be, the Third Issuer Post-Enforcement Priority of Payments, the Third Issuer will on each Payment Date reimburse the Third Issuer Cash Manager for all out-of-pocket costs, expenses and charges (together with any amounts in respect of Irrecoverable VAT due thereon) properly incurred by the Third Issuer Cash Manager in the performance of the Third Issuer Cash Management Services, including any such costs, expenses or charges not reimbursed to the Third Issuer Cash Manager on any previous Payment Date and the Third Issuer Cash Manager shall supply the Third Issuer with an appropriate VAT invoice issued by the Third Issuer Cash Manager or, if the Third Issuer Cash Manager has treated the relevant cost, expense or charge as a disbursement for VAT purposes, by the person making the supply.

7.2 Unless and until otherwise agreed by the Third Issuer and the Note Trustee in writing (notified to the Third Issuer Cash Manager), the Third Issuer shall be solely responsible for reimbursing the Third Issuer Cash Manager for the out-of-pocket costs, expenses and charges (together with any amounts in respect of Irrecoverable VAT due thereon) referred to in Clause 7.1 (Costs and Expenses).

8.    Information

8.1   Use of information technology systems:

      (a) The Third Issuer Cash Manager represents and warrants that at the date hereof (and in respect of the software which is to be used by the Third Issuer Cash Manager in providing the Third Issuer Cash Management Services) it has in place all necessary licences and/or consents from the respective licensor or licensors (if any) of such software.

      (b) The Third Issuer Cash Manager undertakes that it shall for the duration of this Agreement, use reasonable endeavours to:

            (i) ensure that the licences and/or consents referred to in paragraph (a) are maintained in full force and effect; and

            (ii) except insofar as it would breach any other of its legal obligations, grant to any person to whom it may sub-contract or delegate the performance of all or any of its powers and obligations under this Agreement (and/or to such person as the Third Issuer and the Note Trustee elects as a substitute cash manager in accordance with the terms of this Agreement) a licence to use any proprietary software together with any updates which may be made thereto from time to time.

      (c) The Third Issuer Cash Manager shall use reasonable endeavours to maintain in working order the information technology systems used by the Third Issuer Cash Manager in providing the Third Issuer Cash Management Services.

      (d) The Third Issuer Cash Manager shall pass to any person to whom it may sub-contract or delegate the performance of all or any of its powers and obligations under this Agreement (and/or to such person as the Third Issuer and the Note Trustee elects as a substitute cash manager in accordance with the terms of this Agreement) the benefit of any warranties in relation to such software insofar as the same are capable of assignment.

8.2 Bank Account Statements: The Third Issuer Cash Manager shall take all reasonable steps to ensure that it receives a monthly bank statement in relation to each Third Issuer Transaction Account and Swap Collateral Cash Account and that it furnishes a copy of such statements to the Third Issuer, with a copy to the Note Trustee upon its request.

8.3 Access to Books and Records: Subject to all applicable laws, the Third Issuer Cash Manager shall permit the Third Issuer, the Auditors of the Third Issuer, the Note Trustee and/or any other person nominated by the Note Trustee (to whom the Third Issuer Cash Manager has no reasonable objection) at any time during normal office hours upon reasonable notice to have access, or procure that such person or persons are granted access, to all books of record and account relating to the Third Issuer Cash Management Services provided by the Third Issuer Cash Manager and related matters in accordance with this Agreement.

8.4 Statutory Obligations: The Third Issuer Cash Manager will use its reasonable endeavours, on behalf of the Third Issuer, to prepare or procure the preparation of and file all reports, annual returns, financial statements, statutory forms and other returns which the Third Issuer is required by law to prepare and file. Subject to approval thereof by the directors of the Third Issuer, the Third Issuer Cash Manager shall cause such accounts to be audited by the Auditors and shall procure so far as it is able so to do that the Auditors shall make a report thereon as required by law, and copies of all such documents shall be delivered to the Note Trustee, the Third Issuer and the Rating Agencies as soon as practicable after the end of each accounting reference period of the Third Issuer.

8.5   Information Covenants:

      (a) The Third Issuer Cash Manager shall provide the Third Issuer, the Note Trustee, the Seller and the Rating Agencies quarterly with a report in, or substantially in, the form set out in Schedule 3 in respect of the Third Issuer. Such quarterly report shall be delivered to the Third Issuer, the Note Trustee (upon its request), the Seller and the Rating Agencies by the last Business Day of the month in which each Payment Date occurs.

      (b) The Third Issuer Cash Manager shall provide, or procure the provision of, to the Third Issuer, the Note Trustee and the Rating Agencies copies of any annual returns or financial statements referred to in Clause 8.4 (Statutory Obligations) as soon as reasonably practicable after the preparation thereof.

      (c) The Third Issuer Cash Manager shall notify the Rating Agencies and the Note Trustee in writing of the details of (i) any material amendment to the Transaction Documents to which the Third Issuer is a party and of which it is or becomes aware, (ii) the occurrence of a Third Issuer Note Event of Default, or a Third Issuer Intercompany Loan Event of Default or a Third Issuer Cash Manager Termination Event (as defined in Clause 12.1 (Third Issuer Cash Manager Termination Events)) and (iii) any other information relating to the Third Issuer Cash Manager as the Rating Agencies and the Note Trustee may reasonably request in connection with its obligations under this Agreement, PROVIDED THAT the Note Trustee shall not make such a request more than once every three months unless, in the belief of the

            Note Trustee, a Third Issuer Intercompany Loan Event of Default, a Third Issuer Note Event of Default or a Third Issuer Cash Manager Termination Event shall have occurred and is continuing or may reasonably be expected to occur, and PROVIDED FURTHER THAT any such request by the Note Trustee does not adversely interfere with the Third Issuer Cash Manager's day-to-day provision of the Third Issuer Cash Management Services under the other terms of this Agreement.

      (d)   After becoming aware of any event described in paragraph (c)(i) or
            (ii) above, the Third Issuer Cash Manager shall give details to the Third Issuer and the Note Trustee of any pending legal action and any judgments given in respect of the Third Issuer Cash Manager if it could have a potential material adverse effect on the ability of the Third Issuer Cash Manager to perform its obligations hereunder.

      (e) The Third Issuer Cash Manager shall, at the request of the Note Trustee, furnish the Note Trustee and the Rating Agencies with such other information relating to its business and financial condition as the Note Trustee may request in connection with this Agreement, PROVIDED THAT the Note Trustee shall not make such a request more than once every three months unless, in the belief of the Note Trustee, a Third Issuer Intercompany Loan Event of Default, a Third Issuer Note Event of Default or a Third Issuer Cash Manager Termination Event (as defined in Clause 12.1 (Third Issuer Cash Manager Termination Events)) shall have occurred and is continuing or may reasonably be expected to occur, and PROVIDED FURTHER THAT any such request of the Note Trustee does not adversely interfere with the Third Issuer Cash Manager's day-to-day provision of the Third Issuer Cash Management Services under the other terms of this Agreement.

9.    Remuneration

9.1   Fee payable:

      (a) Subject to paragraph (b) below, the Third Issuer shall pay to the Third Issuer Cash Manager for the provision of the Third Issuer Cash Management Services hereunder a cash management fee which shall be agreed in writing between the Third Issuer, the Note Trustee and the Third Issuer Cash Manager from time to time.

      (b) Unless and until otherwise agreed by the Third Issuer and the Note Trustee in writing (notified to the Third Issuer Cash Manager), the Third Issuer shall be solely responsible for paying the cash management fee to the Third Issuer Cash Manager which is referred to in paragraph (a) above.

9.2 Payment of fee: The cash management fee referred to in Clause 9.1 (Fee Payable) shall only be payable to the Third Issuer Cash Manager on each Payment Date in the manner contemplated by, in accordance with and subject to the provisions of the Third Issuer Pre-Enforcement Revenue Priority of Payments or, as the case may be, the Third Issuer Post-Enforcement Priority of Payments.

10.   Covenants, Representations and Warranties of Third Issuer Cash Manager

10.1 Covenants: The Third Issuer Cash Manager hereby covenants with and undertakes to each of the Third Issuer and the Note Trustee that without prejudice to any of its specific obligations hereunder:

      (a) it will exercise all due skill, care and diligence to the performance of its obligations and the exercise of its discretions hereunder;

      (b) it will comply with any proper directions, orders and instructions which the Third Issuer or the Note Trustee may from time to time give to it in accordance with the provisions of this Agreement and, in the event of any conflict, those of the Note Trustee shall prevail;

      (c) it will obtain and keep in force all licences, approvals, authorisations and consents which are necessary in connection with the performance of the Third Issuer Cash Management Services and prepare and submit all necessary applications and requests for any further approval, authorisation, consent or licence required in connection with the performance of the Third Issuer Cash Management Services;

      (d) it will not knowingly fail to comply with any legal requirements in the performance of the Third Issuer Cash Management Services;

      (e) it will make all payments required to be made by it pursuant to this Agreement on the due date for payment thereof for value in the specified currency on such day without set-off (including, without limitation, in respect of any fees owed to it) or counterclaim; and

      (f) it will not without the prior written consent of the Note Trustee amend or terminate any of the Third Issuer Transaction Documents save in accordance with their terms.

10.2 Duration of covenants: The covenants of the Third Issuer Cash Manager in Clause 10.1 (Covenants) shall remain in force until this Agreement is terminated but without prejudice to any right or remedy of the Third Issuer and/or the Note Trustee arising from breach of any such covenant prior to the date of termination of this Agreement.

10.3 Representations and Warranties: The Third Issuer Cash Manager hereby makes the representations and warranties to each of the Third Issuer and the Note Trustee that are specified on Schedule 5 hereto.

11. Third Issuer Cash Management Services Non-Exclusive

Nothing in this Agreement shall prevent the Third Issuer Cash Manager from rendering or performing services similar to those provided for in this Agreement to or for itself or other persons, firms or companies or from carrying on business similar to or in competition with the business of the Third Issuer or the Note Trustee.

12.   Termination

12.1  Third  Issuer  Cash  Manager   Termination   Events:  If  any  of  the
      following events ("Third Issuer Cash Manager Termination Events") shall occur:

      (a) default is made by the Third Issuer Cash Manager in the payment on the due date of any payment due and payable by it under this Agreement and such default continues unremedied for a period of five (5) London Business Days after the earlier of the Third Issuer Cash Manager becoming aware of such default and receipt by the Third Issuer Cash Manager of written notice from the Third Issuer or the Note Trustee, as the case may be, requiring the same to be remedied; or

      (b) default is made by the Third Issuer Cash Manager in the performance or observance of any of its other covenants and obligations under this Agreement, which in the opinion of the Note Trustee is materially prejudicial to the interests of the holders of the Third Issuer Notes and such default continues unremedied for a period of twenty (20) days after the earlier of the Third Issuer Cash Manager becoming aware of such default and receipt by the Third Issuer Cash Manager of written notice from the Note Trustee requiring the same to be remedied; or

      (c)   the Third Issuer Cash Manager suffers an Insolvency Event,

      then the Third Issuer and/or Note Trustee may at once or at any time thereafter while such default continues by notice in writing to the Third Issuer Cash Manager with a copy to the Third Issuer Account Bank terminate its appointment as Third Issuer Cash Manager under this Agreement with effect from a date (not earlier than the date of the notice) specified in the notice.

      Upon termination of the appointment of the Third Issuer Cash Manager, the Note Trustee agrees to use its reasonable endeavours to appoint a substitute Third Issuer cash manager. Any substitute Third Issuer cash manager must agree to enter into an agreement substantially on the same terms as the relevant provisions of this Agreement or on such terms as are satisfactory to the Third Issuer and the Note Trustee, and

      Any termination of the appointment of the Third Issuer Cash Manager and the appointment of a substitute Third Issuer cash manager under this Clause 12.1 is conditional upon the Rating Agencies having previously confirmed in writing to the Third Issuer and the Note Trustee that the then-current ratings of the Third Issuer Notes will not be downgraded, withdrawn or qualified.

      The Note Trustee shall have no liability to any person in the event that, having used reasonable endeavours, it is unable to appoint a substitute Third Issuer cash manager. In any event, the Note Trustee shall only be required to use its reasonable endeavours to appoint such substitute Third Issuer cash manager. Notwithstanding any other provision of the Transaction Documents, the Note Trustee shall not itself be required to perform any duties of the Third Issuer Cash Manager.

      The Note Trustee shall not be obliged to monitor or supervise the performance by any substitute Third Issuer cash manager of its duties hereunder or in relation to the other Transaction Documents nor shall the Note Trustee be responsible or liable for any act or omission of any substitute Third Issuer cash manager or for any loss caused thereby.

12.2 Resignation of Third Issuer Cash Manager: The Third Issuer Cash Manager may resign from its appointment under this Agreement only upon giving not less than twelve (12) months' notice to each of the Third Issuer and the Note Trustee, PROVIDED THAT:

      (a) the Third Issuer and the Note Trustee each consent in writing to such resignation;

      (b) a substitute cash manager shall be appointed, such appointment to be effective not later than the effective date of such resignation;

      (c) such substitute cash manager enters into an agreement substantially on the same terms as the relevant provisions of this Agreement or on such terms as are satisfactory to the Third Issuer and the Note Trustee, and the Third Issuer Cash Manager shall not be released from its obligations under the relevant provisions of this Agreement until such substitute cash manager has entered into such new agreement and the rights of the Third Issuer under such agreement are charged in favour of the Note Trustee on terms satisfactory to the Note Trustee; and

      (d) the Rating Agencies have confirmed to the Third Issuer and the Note Trustee that the then-current ratings of the Third Issuer Notes are not adversely affected as a result thereof.

12.3  Effect of Termination or Resignation:

      (a) On and after termination or resignation of the appointment of the Third Issuer Cash Manager under this Agreement pursuant to this Clause 12, all authority and power of the Third Issuer Cash Manager under this Agreement shall be terminated and be of no further effect and the Third Issuer Cash Manager shall not thereafter hold itself out in any way as the agent of the Third Issuer or the Note Trustee pursuant to this Agreement.

      (b) Upon termination or resignation of the appointment of the Third Issuer Cash Manager under this Agreement pursuant to this Clause 12, the Third Issuer Cash Manager shall:

            (i) forthwith deliver (and in the meantime hold on trust for, and to the order of, the Third Issuer or the Note Trustee, as the case may be) to the Third Issuer or the Note Trustee, as the case may be or as it shall direct, all books of account, papers, records, registers, correspondence and documents in its possession or under its control relating to the affairs of or belongings of the Third Issuer or the Note Trustee, as the case may be, (if practicable, on the date of receipt) any monies then held by the Third Issuer Cash Manager on behalf of the Third Issuer, the Note Trustee and any other assets of the Third Issuer and the Note Trustee;

            (ii) take such further action as the Third Issuer or the Note Trustee, as the case may be, may reasonably direct PROVIDED THAT the Note Trustee shall not be required to take or direct to be taken such further action unless it has been indemnified to its satisfaction (and in the event of a conflict between the directions of Third Issuer and the Note Trustee, the directions of the Note Trustee shall prevail);

            (iii) provide all relevant information contained on computer records in the form of magnetic tape, together with details of the layout of the files encoded on such magnetic tapes; and

            (iv) co-operate and consult with and assist the Third Issuer or the Note Trustee or its nominee, as the case may be, (which shall, for the avoidance of doubt, include any Receiver appointed by it) for the purposes of explaining the file layouts and the format of the magnetic tapes generally containing such computer records on the computer system of the Third Issuer or the Note Trustee or such nominee, as the case may be.

12.4 Notice of event of default: The Third Issuer Cash Manager shall deliver to the Third Issuer and the Note Trustee as soon as reasonably practicable (but in any event within three London Business Days of becoming aware thereof) a notice of any Third Issuer Cash Manager Termination Event, any Third Issuer Note Event of Default or any Third Issuer Intercompany Loan Event of Default, or any event which with the giving of notice or expiry of any grace period or certification, as specified in such Third Issuer Cash Manager Termination Event or Third Issuer Note Event of Default or Third Issuer Intercompany Loan Event of Default, would constitute the same.

12.5  General provisions relating to termination:

      (a) Termination of this Agreement or the appointment of the Third Issuer Cash Manager under this Agreement shall be without prejudice to the liabilities of the Third Issuer to the Third Issuer Cash Manager and vice versa incurred before the date of such termination. The Third Issuer Cash Manager shall have no right of set-off or any lien in respect of such amounts against amounts held by it on behalf of the Third Issuer or the Note Trustee.

      (b) This Agreement shall terminate at such time as the Third Issuer Secured Obligations have been fully discharged.

      (c) On termination of the appointment of the Third Issuer Cash Manager under the provisions of this Clause 12, the Third Issuer Cash Manager shall be entitled to receive all fees and other monies accrued up to (but excluding) the date of termination but shall not be entitled to any other or further compensation. The Third Issuer shall pay such moneys so receivable by the Third Issuer Cash Manager in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments or, as the case may be, the Third Issuer Post-Enforcement Priority of Payments, on the dates on which they would otherwise have fallen due hereunder. For the avoidance of doubt, such termination shall not affect the Third Issuer Cash Manager's rights to receive payment of all amounts (if any) due to it from the Third Issuer other than under this Agreement.

      (d) Any provision of this Agreement, which is stated to continue after termination of the Agreement, shall remain in full force and effect notwithstanding termination.

13.   Further Assurances

13.1 Co-operation, etc: The parties hereto agree that they will co-operate fully to do all such further acts and things and execute any further documents as may be necessary or desirable to give full effect to the arrangements contemplated by this Agreement and the other Transaction Documents.

13.2 Powers of attorney: Without prejudice to the generality of Clause 13.1 (Co-operation, etc), the Third Issuer shall upon request by the Third Issuer Cash Manager forthwith give to the Third Issuer Cash Manager such further powers of attorney or other written authorisations, mandates or instruments as are necessary to enable the Third Issuer Cash Manager to perform the Third Issuer Cash Management Services.

14.   Miscellaneous

14.1  No set-off:  The Third Issuer Cash Manager agrees that it will not:

      (a) set off or purport to set off any amount which either the Third Issuer is or will become obliged to pay to it under this Agreement against any amount from time to time standing to the credit of or to be credited to the Third Issuer Transaction Accounts or the Swap Collateral Accounts or any replacement or additional bank account of the Third Issuer and established from time to time; or

      (b) make or exercise any claims or demands, any rights of counterclaim or any other equities against or withhold payment of any and all sums of money which may at any time and from time to time standing to the credit of the Third Issuer Transaction Accounts or the Swap Collateral Accounts or any replacement or additional bank account of the Third Issuer and established from time to time.

14.2  No recourse:

      (a) In relation to all sums due and payable by the Third Issuer to the Third Issuer Cash Manager, the Third Issuer Cash Manager agrees that it shall have recourse only to sums paid to or received by (or on behalf of) the Third Issuer pursuant to the provisions of the Third Issuer Transaction Documents.

      (b) For the avoidance of doubt, the Note Trustee shall not be liable to pay any amounts due under Clauses 7 (Costs and Expenses) and 9 (Remuneration), but without prejudice to the obligations of the Third Issuer, or any receiver appointed pursuant to the Third Issuer Deed of Charge in respect of such amounts.

      (c) Notwithstanding any other provisions of this Agreement, all obligations to, and rights of, the Note Trustee under or in connection with this Agreement (other than its obligations under Clause 13 (Further Assurances)) shall automatically terminate upon the discharge in full of all Third Issuer Secured Obligations, PROVIDED THAT this shall be without prejudice to any claims in respect of such obligations and rights arising on or prior to such date.

15.   Confidentiality

      During the continuance of this Agreement or after its termination, each of the Third Issuer, the Third Issuer Cash Manager and the Note Trustee shall use its best endeavours not to disclose to any person, firm or company whatsoever any information relating to the business, finances or other matters of a confidential nature of any other party hereto of which it may exclusively by virtue of being party to the Transaction Documents have become possessed and shall use all reasonable endeavours to prevent any such disclosure as aforesaid, PROVIDED HOWEVER that the provisions of this Clause 15 shall not apply:

      (a) to any information already known to the recipient otherwise than as a result of entering into any of the Transaction Documents;

      (b) to any information subsequently received by the recipient which it would otherwise be free to disclose;

      (c) to any information which is or becomes public knowledge otherwise than as a result of the conduct of the recipient;

      (d) to any extent that the recipient is required to disclose the same pursuant to any law or order of any court or pursuant to any direction, request or requirement (whether or not having the force of law) of any central bank or any governmental or other authority (including, without limitation, any official bank examiners or regulators);

      (e) to the extent that the recipient needs to disclose the same for determining the existence of, or declaring, a Third Issuer Note Event of Default, or a Third Issuer Cash Manager Termination Event, the protection or enforcement of any of its rights under any of the Third Issuer Transaction Documents or in connection herewith or therewith or for the purpose of discharging, in such manner as it thinks fit, its duties under or in connection with such agreements in each case to such persons as require to be informed of such information for such purposes; or

      (f) in relation to any information disclosed to the professional advisers of the recipient or (in connection with a prospective rating of any debt to be issued by the Third Issuer or any New Issuer) to any credit rating agency or any prospective new cash manager or prospective new Note Trustee.

16.   No Partnership

      It is hereby acknowledged and agreed by the parties that nothing in this Agreement shall be construed as giving rise to any partnership between any of the parties.

17.   Assignment

17.1 Assignment by the Third Issuer: The Third Issuer may not assign or transfer any of its rights and obligations under this Agreement without the prior written consent of each of the Note Trustee and the Third Issuer Cash Manager, except that the Third Issuer may assign its respective rights hereunder without such consent pursuant to the Third Issuer Deed of Charge.

17.2 No assignment by Third Issuer Cash Manager: The Third Issuer Cash Manager may not assign or transfer any of its rights and obligations under this Agreement without the prior written consent of the Third Issuer and the Note Trustee.

18.   The Note Trustee

18.1 Change in Note Trustee: If there is any change in the identity of the note trustee in accordance with the Issuer Deed of Charge, the Third Issuer and the Third Issuer Cash Manager shall execute such documents and take such action as the successor note trustee and the outgoing Note Trustee may require for the purpose of vesting in the successor note trustee the rights and obligations of the outgoing Note Trustee under this Agreement and releasing the outgoing Note Trustee from its future obligations under this Agreement.

18.2 No Obligations: It is hereby acknowledged and agreed that by its execution of this Agreement the Note Trustee shall not assume or have any of the obligations or liabilities of the Third Issuer or the Third Issuer Cash Manager under this Agreement. Furthermore, any liberty or power which may be exercised or any determination which may be made hereunder by the Note Trustee may be exercised or made in the Note Trustee's absolute and unfettered discretion without any obligation to give reasons therefor, but in any event must be exercised or made in accordance with the provisions of the Third Issuer Deed of Charge.

19.   Non Petition Covenant; Limited Recourse

19.1 Note Trustee to Enforce: The Third Issuer Cash Manager hereby undertakes to each of the other parties hereto that only the Security Trustee, at the direction of the Note Trustee, may enforce the security created in favour of the Note Trustee by the Third Issuer Deed of Charge in accordance with the provisions thereof.

19.2 Limited Recourse: The Third Issuer Cash Manager hereby undertakes to each of the other parties hereto that, notwithstanding any other provision of this Agreement or any other Transaction Document, no sum due or owing to the Third Issuer Cash Manager from or by the Third Issuer under this Agreement shall be payable by the Third Issuer except to the extent that the Third Issuer has sufficient funds available or (following enforcement of the Third Issuer Security) the Security Trustee has realised sufficient funds from the Third Issuer Security to pay such sum subject to and in accordance with the relevant Third Issuer Priority of Payments, and provided that all liabilities of the Third Issuer required to be paid in priority thereto or pari passu therewith pursuant to such Third Issuer Priority of Payments have been paid, discharged and/or otherwise provided for in full.

19.3 Non Petition: The Third Issuer Cash Manager hereby undertakes to each of the other parties hereto that it shall not take any steps for the purpose of recovering any amount payable under this Agreement (including, without limitation, by exercising any rights of set-off) or enforcing any rights arising out of this Agreement against the Third Issuer and it shall not take any steps or legal proceedings for the winding-up, dissolution or reorganisation of, or the institution of insolvency proceedings against, the Third Issuer or for the appointment of a receiver, administrator, liquidator or similar officer of the Third Issuer in respect of any or all of its revenues except to the extent expressly permitted under the Third Issuer Deed of Charge.

19.4 Following Enforcement: The Third Issuer Cash Manager hereby undertakes to each of the other parties hereto that, following any enforcement of the Third Issuer Security, it will hold on trust for, and will pay to, the Note Trustee or the Receiver, as the case may be, all monies received or recovered by it (whether by way of set-off or otherwise) otherwise than in accordance with the Third Issuer Post-Enforcement Priority of Payments in order that such monies may be applied by the Note Trustee or the Receiver in accordance with the Third Issuer Post-Enforcement Priority of Payments.

19.5 Corporate Obligations: To the extent permitted by law, no recourse under any obligation, covenant, or agreement of any person contained in this Agreement shall be had against any shareholder, officer or director of such person as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is a corporate obligation of each person expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of such person contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by such person of any of such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Agreement.

19.6 Third Issuer Deed of Charge: The provisions of Clause 6 of the Third Issuer Deed of Charge shall prevail in the event that and to the extent that they conflict with the provisions of this Clause 19.

20.   Amendments and Waiver

20.1 Entire Agreement: This Agreement sets out the entire agreement and understanding between the parties with respect to the subject matter of this Agreement superseding all prior oral or written understandings other than the other Third Issuer Transaction Documents.

20.2 Amendments and Waiver: No amendment or waiver of any provision of this Agreement nor consent to any departure by any of the parties therefrom shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto. In the case of a waiver or consent, such waiver or consent shall be effective only in the specific instance and as against the party or parties giving it for the specific purpose for which it is given.

20.3 Rights Cumulative: The respective rights of each of the parties to this Agreement are cumulative and may be exercised as often as they consider appropriate. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in this Agreement are cumulative and not exclusive of any remedies provided by law.

20.4 Ratings: No variation or waiver of this Agreement shall be made if the same would adversely affect the then-current ratings of any of the Notes.

21.   Notices

      Any notices or other communication or document to be given or delivered pursuant to this Agreement to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17.00 hours (London time) on a London Business Day or on the next London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

      (a) in the case of the Third Issuer Cash Manager, to Northern Rock PLC, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number: 0191 213 2203) for the attention of the Group Secretary;

      (b) in the case of the Third Issuer, to Granite Mortgages 02-1 plc c/o Fifth Floor, 100 Wood Street, London EC2V 7EX (facsimile number 020 7606 0643) for the attention of The Company Secretary with a copy to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

      (c) in the case of the Note Trustee, to The Bank of New York (London Branch), at 48th Floor, One Canada Square, London E14 5AL (facsimile number 020 7964 6399) for the attention of Corporate Trust (Global Structured Finance);

      (d) in the case of Fitch, to Fitch Ratings Ltd., at Eldon House, 2 Eldon Street, London EC2M 7UA (facsimile number 0207 417 6262) for the attention of European Structured Finance Surveillance;

      (e) in the case of Moody's, to Moody's Investors Services, Inc., at 1st Floor, 2 Minster Court, Mincing Lane, London EC3R 7XB (facsimile number 0207 772 5400) for the attention of David Harrison;

      (f) in the case of S&P, to Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., at Garden House, 18 Finsbury Circus, London EC2M 7NJ (facsimile number 0207 826 3598) for the attention of Andre Vollmann;

      or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party or by any Rating Agency to the others by written notice in accordance with the provisions of this Clause 21. All notices served under this Agreement shall be simultaneously copied to the Note Trustee by the person serving the same.

22.   Third Party Rights

      A person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

23. Execution in Counterparts; Severability

23.1 Counterparts: This Agreement may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

23.2 Severability: Where any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under this Agreement, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

24. Governing Law and Jurisdiction; Appropriate Forum

24.1 Governing Law: This Agreement is governed by, and shall be construed in accordance with, English law.

24.2 Jurisdiction: Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts.

24.3 Appropriate Forum: Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed the day and year first before written.

                                  SCHEDULE 1

                 The Third Issuer Cash Management Services

The Third Issuer Cash Manager shall:

(a)   make the determinations as set forth in Schedule 2;

(b) invest sums, if any, standing to the credit of the Third Issuer Transaction Accounts in short-term Authorised Investments as determined by the Third Issuer and, if applicable, the Note Trustee;

(c) apply the Third Issuer Available Revenue Receipts and Third Issuer Available Principal Receipts in accordance with the relevant order of priority of payments for the Third Issuer set out in Schedule 2;

(d) maintain the Third Issuer Principal Deficiency Ledger, and record (1) principal deficiencies arising from Losses on the Mortgage Loans which have been allocated by Funding to the Third Issuer Intercompany Loan,
      (2) the use of Third Issuer Principal Receipts to meet any deficiency in Third Issuer Revenue Receipts and (3) the use of Funding Available Principal Receipts to fund or replenish, as the case may be, the Third Issuer Liquidity Reserve Fund, if any;

(e) each time it records a debit on a Third Issuer Principal Deficiency Sub Ledger, also record on such Third Issuer Principal Deficiency Sub Ledger whether such debit was caused by (1) Losses on the Mortgage Loans which have been allocated by Funding to the Third Issuer Intercompany Loan,
      (2) the application of Third Issuer Principal Receipts to meet any deficiency in Third Issuer Revenue Receipts, or (3) the application of Funding Available Principal Receipts to fund or replenish, as the case may be, the Third Issuer Liquidity Reserve Fund, if any;

(f) provide the Third Issuer, Funding, the Note Trustee (upon its request) and the Rating Agencies with quarterly reports in relation to the Third Issuer as set out in Schedule 3;

(g) operate the Third Issuer Bank Accounts and ensure that payments are made into and from such account in accordance with this Agreement, the Third Issuer Deed of Charge, the Third Issuer Bank Account Agreement and any other relevant Third Issuer Transaction Document, PROVIDED HOWEVER THAT nothing herein shall require the Third Issuer Cash Manager to make funds available to the Third Issuer to enable such payments to be made other than as expressly required by the provisions of this Agreement;

(h)   keep records for all taxation purposes (including, without limitation
      VAT);

(i) subject to any applicable law, assist the auditors of the Third Issuer and provide such information to them as they may reasonably request for the purpose of carrying out their duties as auditors;

(j) make all filings, give all notices and make all registrations and other notifications required in the day-to-day operation of the business of the Third Issuer or required to be given by the Third Issuer pursuant to the Third Issuer Transaction Documents;

(k) arrange for all payments due to be made by the Third Issuer under any of the Third Issuer Transaction Documents, PROVIDED THAT such moneys are at the relevant time available to the Third Issuer and PROVIDED FURTHER that nothing herein shall constitute a guarantee by the Third Issuer Cash Manager of all or any of the obligations of the Third Issuer under any of the Third Issuer Transaction Documents;

(l) without prejudice to the role of and in conjunction with the Third Issuer Corporate Services Provider under the Third Issuer Corporate Services Agreement, keep general books of account and records of the Third Issuer; provide accounting services, including reviewing receipts and payments, supervising and assisting in the preparation of interim statements and final accounts and supervising and assisting in the preparation of tax returns;

(m) without prejudice to the role of and in conjunction with the Third Issuer Corporate Services Provider under the Third Issuer Corporate Services Agreement, provide or procure the provision of company secretarial and administration services to the Third Issuer including the keeping of all registers and the making of all returns and filings required by applicable law or by UK regulatory authorities, co-operate in the convening of board and general meetings and provide registered office facilities;

(n) itself on behalf of the Third Issuer, PROVIDED THAT such monies are at the relevant time available to the Third Issuer, pay all the out-of-pocket expenses of the Third Issuer, incurred by the Third Issuer Cash Manager on behalf of the Third Issuer in the performance of the Third Issuer Cash Manager's duties hereunder including without limitation:

      (i) all Taxes which may be due or payable by the Third Issuer;

      (ii) all necessary filing and other fees in compliance with regulatory requirements;

      (iii) all legal and audit fees and other professional advisory fees; and

      (iv) all communication expenses including postage, courier and telephone charges,

(o) the Third Issuer Cash Manager may invest monies standing from time to time to the credit of the Third Issuer Transaction Accounts subject to the following provisions:

      (i) any such Authorised Investment shall be made in the joint names of the Third Issuer and the Note Trustee;

      (ii) any costs properly and reasonably incurred in making and changing Authorised Investments will be reimbursed to the Third Issuer Cash Manager and the Note Trustee by the Third Issuer;

      (iii) all income or proceeds following the disposal or maturity of Authorised Investments shall be credited to the Third Issuer Transaction Accounts from which moneys were withdrawn to make the relevant Authorised Investment; and

      (iv) following the enforcement of the Third Issuer Security no such investment may be made without the prior written consent of the Note Trustee.

      The Note Trustee and the Third Issuer Cash Manager shall not be responsible (save where any loss results from the Note Trustee's or the Third Issuer Cash Manager's own fraud, wilful default or gross negligence or that of its officers or employees) for any loss occasioned by reason of any such Authorised Investments whether by depreciation in value or otherwise provided that such Authorised Investments were made in accordance with the above provisions;

(p)   (i)   if necessary, perform all currency conversions free of charge, cost or expense at the relevant exchange rate; and

      (ii) if necessary, perform all interest rate conversions free of charge, cost or expense at the relevant interest swap rate.

      for the purposes of any calculations referred to in sub-paragraphs (i) and (ii) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (e.g. 9.876541% (or 0.09876541) being rounded down to 9.87654% (or 0.0987654)) and (ii) any currency amounts used in or resulting from such calculations will be rounded in accordance with the relevant market practice;

(q)   make all returns and filings required to be made by the Third Issuer;

(r) arrange payment of all fees to the London Stock Exchange plc or, as applicable, the UK Listing Authority; and

(s) provide services in relation to Swap Collateral (including, without limitation, in connection with the transfer, receipt, administration and/or holding of Swap Collateral, the making of calculations, determinations, communications or valuations, the opening and maintenance of the Swap Collateral Accounts and the Swap Collateral Ledger; and the entering into of Swap Collateral Ancillary Documents).

                                  SCHEDULE 2

                 Cash Management and Maintenance of Ledgers

1.    Determination

(a) On or before each Third Issuer Note Determination Date immediately preceding a Payment Date, the Third Issuer Cash Manager shall determine each of the following in accordance with this paragraph 1:

      (i) the amount of any Third Issuer Available Revenue Receipts to be applied on the following Payment Date in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments set forth in paragraph 3 of this Schedule 2;

      (ii) the amount of any Third Issuer Available Principal Receipts to be applied on the following Payment Date in accordance with the Third Issuer Pre-Enforcement Principal Priority of Payments set forth in paragraph 4 of this Schedule 2;

      (iii) whether there will be an excess or a deficit of the Third Issuer Available Revenue Receipts to pay items (A) through (O) of the Third Issuer Pre-Enforcement Revenue Priority of Payments (after taking account of any Shared Issuer Revenue Receipts available therefor) as set forth in paragraph 3 of this Schedule 2;

      (iv) the various amounts, balances and rates to be calculated in accordance with the Third Issuer Basis Rate Swap and the Third Issuer Currency Swaps, and shall promptly notify the Third Issuer, the Note Trustee and each Calculation Agent (as defined in each Third Issuer Basis Rate Swap Agreement and each Third Issuer Currency Swap Agreement) of such amounts, balances and rates; and

      (v) the Principal Amount Outstanding of the Third Issuer Notes, the Pool Factor, and the Note Principal Payment of the Third Issuer Notes in accordance with the Conditions.

(b) If the Third Issuer Cash Manager determines (as set forth in paragraph 1(a)(iii)) that there is a deficit (a "Third Issuer Income Deficit") in the amount of Third Issuer Available Revenue Receipts to pay items (A) through (E), (G) and/or (I) of the Third Issuer Pre-Enforcement Revenue Priority of Payments, and the Third Issuer has provided for that deficit by the application of funds standing to the credit of the Third Issuer Principal Ledger, if any, then the Third Issuer Cash Manager shall make a corresponding debit entry in the relevant Third Issuer Principal Deficiency Sub Ledger, PROVIDED THAT the Third Issuer Cash Manager shall ensure that Third Issuer Principal Receipts are not used to pay interest on any class of Third Issuer Notes if and to the extent that would result in a deficiency being recorded, or an existing deficiency being increased, on a Third Issuer Principal Deficiency Sub Ledger relating to a higher ranking Class of Third Issuer Notes, and furthermore that Third Issuer Principal Receipts are not used to make up any deficit other than in respect of items (A) through (E), (G) and (I) of the Third Issuer Pre-Enforcement Revenue Priority of Payments. The Third Issuer Cash Manager shall thereafter record as a debit on the Third Issuer Revenue

      Ledger the application by the Third Issuer of any excess Third Issuer Available Revenue Receipts to extinguish any balance on a Third Issuer Principal Deficiency Sub Ledger.

(c) The Third Issuer Cash Manager may make all the determinations referred to in paragraph 1(a) on the basis of any reasonable and proper assumptions as the Third Issuer Cash Manager considers appropriate (including without limitation as to the amount of any payments to be made under paragraph 3 below during the period from and including the Third Issuer Note Determination Date immediately preceding a Payment Date to but excluding such Payment Date).

      The Third Issuer Cash Manager shall notify the Third Issuer and the Note Trustee on request of any such other assumptions and shall take account of any representations made by the Third Issuer and the Note Trustee (as the case may be) in relation thereto.

(d) Each determination made in accordance with this paragraph 1 shall (in the absence of bad faith, wilful default, negligence and manifest error) be final and binding on all persons.

2.    Notification of Determinations

      (a) The Third Issuer Cash Manager will cause each determination of Third Issuer Available Principal Receipts and Third Issuer Available Revenue Receipts (in accordance with paragraph 1(a)(i) and (ii)) and any Third Issuer Income Deficit (in accordance with paragraph 1(a)(iii)) to be notified forthwith, following the calculation thereof, to the Third Issuer.

      (b) The Third Issuer Cash Manager shall procure that the determinations and notifications required to be made pursuant to Condition 5(C) of the Conditions are made.

3.    Priority of Payments for Third Issuer Available Revenue Receipts

      Third Issuer Available Revenue Receipts will be applied, as applicable:

      (a)   on each Payment Date; or

      (b) on each day when due in respect of amounts due to third parties pursuant to paragraph (C) below,

      in each case prior to the enforcement of the Third Issuer Security pursuant to the Third Issuer Deed of Charge or until such time as there are no Third Issuer Secured Obligations outstanding, in making such payments and provisions in the following order of priority (in each case only if and to the extent that payments or provisions of a higher priority have been made in full) (the "Third Issuer Pre-Enforcement Revenue Priority of Payments"):

      (A) first, to pay amounts due to the Note Trustee, together with interest and (to the extent not already inclusive) VAT on those amounts, and to provide for any amounts due or to become due during the following Interest Period to the Note Trustee under the

            Third Issuer Trust Deed, the Third Issuer Deed of Charge or any other Transaction Document;

      (B) second, in no order of priority between them but in proportion to the respective amounts due, to pay amounts due to the Agent Bank, the Paying Agents, the Transfer Agent and the Registrar, together with interest and (to the extent not already inclusive) VAT on those amounts, and to provide for any costs, charges, liabilities and expenses due or to become due during the following Interest Period to the Agent Bank, the Paying Agents, the Transfer Agent and the Registrar under the Third Issuer Paying Agent and Agent Bank Agreement;

      (C) third, to pay amounts due to any third party creditors of the Third Issuer (other than those referred to later in this order of priority of payments or in the Third Issuer Pre-Enforcement Principal Priority of Payments), of which the Third Issuer Cash Manager has notice prior to the relevant Payment Date, which amounts have been incurred without breach by the Third Issuer of the Transaction Documents to which it is a party and for which payment has not been provided for elsewhere and to provide for any such amounts expected to become due and payable during the following Interest Period by the Third Issuer and to pay or discharge any liability of the Third Issuer for corporation tax on any chargeable income or gain of the Third Issuer;

      (D) fourth, in no order of priority between them but in proportion to the respective amounts due, to pay amounts due to the Third Issuer Cash Manager under the Third Issuer Cash Management Agreement, the Third Issuer Corporate Services Provider under the Third Issuer Corporate Services Agreement and the Third Issuer Account Bank under the Third Issuer Bank Account Agreement together with (to the extent not already inclusive) VAT on those amounts, and to provide for any amounts due, or to become due in the immediately succeeding interest period, to the Third Issuer Cash Manager under the Third Issuer Cash Management Agreement, to the Third Issuer Corporate Services Provider under the Third Issuer Corporate Services Agreement and to the Third Issuer Account Bank under the Third Issuer Bank Account Agreement;

      (E) fifth, in no order of priority between them but in proportion to the respective amounts due, to pay:

            (1) amounts (including such part of any termination payment) due to the Third Issuer Basis Rate Swap Provider (except for any termination payment due and payable to the Third Issuer Basis Rate Swap Provider as a result of a Basis Rate Swap Provider Default);

            (2) amounts due in respect of interest and such part of any termination payment due to the Series 1 Class A1 Dollar Currency Swap Provider under the Series 1 Class A1 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 1 Class A1 Dollar Currency Swap Provider to pay interest due or overdue on the Series 1 Class A1 Notes to holders of the Series 1 Class A1 Notes;

            (3) amounts due in respect of interest and such part of any termination payment due to the Series 1 Class A2 Dollar Currency Swap Provider under the Series 1 Class A2 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 1 Class A2 Dollar Currency Swap Provider to pay interest due or overdue on the Series 1 Class A2 Notes to holders of the Series 1 Class A2 Notes;

            (4) amounts due to pay interest due or overdue on the Series 2 Class A Notes to the holders of the Series 2 Class A Notes; and

            (5) amounts due in respect of interest and such part of any termination payment due to the Series 3 Class A Euro Currency Swap Provider under the Series 3 Class A Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 3 Class A Euro Currency Swap Provider to pay interest due or overdue on the Series 3 Class A Notes to the holders of the Series 3 Class A Notes;

      (F) sixth, towards a credit to the Class A Principal Deficiency Sub Ledger in an amount up to the amount necessary to eliminate any debit on the Class A Principal Deficiency Sub Ledger;

      (G) seventh, in no order of priority between them but in proportion to the respective amounts due, to pay:

            (1) amounts due in respect of interest and such part of any termination payment due to the Series 1 Class B Dollar Currency Swap Provider under the Series 1 Class B Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 1 Class B Dollar Currency Swap Provider to pay interest due or overdue on the Series 1 Class B Notes to the holders of the Series 1 Class B Notes;

            (2) amounts due to pay interest due or overdue on the Series 2 Class B Notes to the holders of the Series 2 Class B Notes; and

            (3) amounts due in respect of interest and such part of any termination payment due to the Series 3 Class B Euro Currency Swap Provider under the Series 3 Class B Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider

                  Default by that Swap Provider) and from amounts received in respect of interest from the Series 3 Class B Euro Currency Swap Provider to pay interest due or overdue on the Series 3 Class B Notes to the holders of the Series 3 Class B Notes;

      (H) eighth, towards a credit to the Class B Principal Deficiency Sub Ledger in an amount up to the amount necessary to eliminate any debit on the Class B Principal Deficiency Sub Ledger;

      (I) ninth, in no order of priority between them but in proportion to the respective amounts due, to pay:

            (1) amounts due in respect of interest and such part of any termination payment due to the Series 1 Class C Dollar Currency Swap Provider under the Series 1 Class C Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 1 Class C Dollar Currency Swap Provider to pay interest due or overdue on the Series 1 Class C Notes to the holders of the Series 1 Class C Notes;

            (2) amounts due to pay interest due or overdue on the Series 2 Class C Notes to the holders of the Series 2 Class C Notes; and

            (3) amounts due in respect of interest and such part of any termination payment due to the Series 3 Class C Euro Currency Swap Provider under the Series 3 Class C Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 3 Class C Euro Currency Swap Provider to pay interest due or overdue on the Series 3 Class C Notes to the holders of the Series 3 Class C Notes;

      (J) tenth, towards a credit to the Class C Principal Deficiency Sub Ledger in an amount up to the amount necessary to eliminate any debit on the Class C Principal Deficiency Sub Ledger;

      (K) eleventh, to pay amounts due to pay interest due or overdue on the Series 2 Class D Notes to the holders of the Series 2 Class D Notes;

      (L) twelfth, to pay up to the Series 2 Class D Controlled Amortisation Amount to the holders of the Series 2 Class D Notes

      (M) thirteenth, in no order of priority between them but in proportion to the respective amounts due, to pay any termination payment to:

            (1) the Third Issuer Basis Rate Swap Provider following a Basis Rate Swap Provider Default;

            (2) any Dollar Currency Swap Provider following a Dollar Currency Swap Provider Default; and

            (3) any Euro Currency Swap Provider following a Euro Currency Swap Provider Default;

      (N) fourteenth, to pay to the Third Issuer an amount equal to 0.01% per annum of the interest received under the Third Issuer Intercompany Loan, to be retained by the Third Issuer as profit, less corporation tax in respect of those profits provided for or paid at item (C) above; and

      (O) last, to pay to shareholders of the Third Issuer any dividend declared by the Third Issuer.

      If any Swap Collateral Available Revenue Amounts are received by the Current Issuer on a Payment Date, such Swap Collateral Available Revenue Amounts shall be applied by the Current Issuer Cash Manager on that Payment Date in the same manner as it would have applied the receipts which such Swap Collateral Available Revenue Amounts replace.

4.    Priority of Payments for Third Issuer Available Principal Receipts

4.1 Distribution of Third Issuer Available Principal Receipts Prior to Enforcement of the Third Issuer Security

      Prior to enforcement of the Third Issuer Security pursuant to the Third Issuer Deed of Charge and/or the occurrence of a Trigger Event, or until such time as there are no Third Issuer Notes outstanding, Third Issuer Available Principal Receipts will be applied in the following order of priority (the "Third Issuer Pre-Enforcement Principal Priority of Payments"):

      (A) first, amounts due in respect of principal and such part of any termination payment due to the Series 1 Class A1 Dollar Currency Swap Provider under the Series 1 Class A1 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 1 Class A1 Dollar Currency Swap Provider to pay up to the Series 1 Class A1 Controlled Amortisation Amount to the holders of the Series 1 Class A1 Notes;

      (B) second, amounts due in respect of principal and such part of any termination payment due to the Series 1 Class A2 Dollar Currency Swap Provider under the Series 1 Class A2 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 1 Class A2 Dollar Currency Swap Provider to pay up to the Series 1 Class A2 Controlled Amortisation Amount to the holders of the Series 1 Class A2 Notes;

      (C) third, in no order of priority between them but in proportion to the respective amounts due, to pay:

            (1) up to the Series 2 Class A Controlled Amortisation Amount to the holders of the Series 2 Class A Notes;

            (2) amounts due in respect of principal and such part of any termination payment due to the Series 3 Class A Euro Currency Swap Provider under the Series 3 Class A Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 3 Class A Euro Currency Swap Provider to pay up to the Series 3 Class A Controlled Amortisation Amount to the holders of the Series 3 Class A Notes;

      (D) fourth, provided that the Issuer Reserve Requirement, the Issuer Arrears Test and the Subordinated Principal Test are satisfied on such Payment Date (or, if any of the Issuer Reserve Requirement, the Issuer Arrears Test and the Subordinated Principal Test are not satisfied on such Payment Date, but the Class A Notes have been repaid in full), in no order of priority between them but in proportion to the respective amounts due, to pay:

            (1) amounts due in respect of principal and such part of any termination payment due to the Series 1 Class B Dollar Currency Swap Provider under the Series 1 Class B Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 1 Class B Dollar Currency Swap Provider to pay up to the Series 1 Class B Controlled Amortisation Amount to the holders of the Series 1 Class B Notes;

            (2) up to the Series 2 Class B Controlled Amortisation Amount to the holders of the Series 2 Class B Notes; and

            (3) amounts due in respect of principal and such part of any termination payment due to the Series 3 Class B Euro Currency Swap Provider under the Series 3 Class B Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 3 Class B Euro Currency Swap Provider to pay up to the Series 3 Class B Controlled Amortisation Amount to the holders of the Series 3 Class B Notes; and

      (E) last, provided that the Issuer Reserve Requirement, the Issuer Arrears Test and the Subordinated Principal Test are satisfied on such Payment Date (or, if any of the Issuer Reserve Requirement, the Issuer Arrears Test and the Subordinated Principal Test are not satisfied on such Payment Date, but the Class A Notes have been repaid in full) to pay:

            (1) amounts due in respect of principal and such part of any termination payment due to the Series 1 Class C Dollar Currency Swap Provider (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) under the Series 1 Class C Dollar Currency Swap and from amounts received in respect of principal from the Series 1 Class C Dollar Currency Swap Provider to pay up to the Series 1 Class C Controlled Amortisation Amount to the holders of the Series 1 Class C Notes;

            (2) up to the Series 2 Class C Controlled Amortisation Amount to the holders of the Series 2 Class C Notes; and

            (3) amounts due in respect of principal and such part of any termination payment due to the Series 3 Class C Euro Currency Swap Provider under the Series 3 Class C Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 3 Class C Euro Currency Swap Provider to pay up to the Series 3 Class C Controlled Amortisation Amount to the holders of the Series 3 Class C Notes.

      The Controlled Amortisation Amount of each class of Third Issuer Notes for each Payment Date is as set forth on Schedule 4.

      If any Swap Collateral Available Principal Amounts are received by the Current Issuer on a Payment Date, such Swap Collateral Available Principal Amounts shall be applied by the Current Issuer Cash Manager on that Payment Date in the same manner as it would have applied the receipts which such Swap Collateral Available Principal Amounts replace.

4.2 Distribution of Third Issuer Available Principal Receipts Following the Occurrence of a Non-Asset Trigger Event

      Following the occurrence of a Non-Asset Trigger Event but prior to enforcement of the Funding Security under the Funding Deed of Charge and/or the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will apply Third Issuer Available Principal Receipts in the following order of priority:

      (A) first, to pay amounts (including such part of any termination payment) due to the Series 1 Class A1 Dollar Currency Swap Provider under the Series 1 Class A1 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class A1 Dollar Currency Swap Provider to repay the Series 1 Class A1 Notes until the Series 1 Class A1 Notes have been repaid in full;

      (B) second, to pay amounts (including such part of any termination payment) due to the Series 1 Class A2 Dollar Currency Swap Provider under the Series 1 Class A2 Dollar

            Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class A2 Dollar Currency Swap Provider to repay the Series 1 Class A2 Notes until the Series 1 Class A2 Notes have been repaid in full;

      (C) third, in no order of priority between them, but in proportion to the amounts due:

            (1) to repay the Series 2 Class A Notes until the Series 2 Class A Notes have been repaid in full;

            (2) to pay amounts (including such part of any termination payment) due to the Series 3 Class A Euro Currency Swap Provider under the Series 3 Class A Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class A Euro Currency Swap Provider to repay the Series 3 Class A Notes until the Series 3 Class A Notes have been repaid in full;

      (D) fourth, in no order of priority between them, but in proportion to the amounts due:

            (1) to pay amounts (including such part of any termination payment) due to the Series 1 Class B Dollar Currency Swap Provider under the Series 1 Class B Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class B Dollar Currency Swap Provider to repay the Series 1 Class B Notes until the Series 1 Class B Notes have been repaid in full;

            (2) to repay the Series 2 Class B Notes until the Series 2 Class B Notes have been repaid in full; and

            (3) to pay amounts (including such part of any termination payment) due to the Series 3 Class B Euro Currency Swap Provider under the Series 3 Class B Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class B Euro Currency Swap Provider to repay the Series 3 Class B Notes until the Series 3 Class B Notes have been repaid in full; and

      (E) last, in no order of priority between them, but in proportion to the amounts due:

            (1) to pay amounts (including such part of any termination payment) due to the Series 1 Class C Dollar Currency Swap Provider under the Series 1 Class C Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class C

                  Dollar Currency Swap Provider to repay the Series 1 Class C Notes until the Series 1 Class C Notes have been repaid in full;

            (2) to repay the Series 2 Class C Notes until the Series 2 Class C Notes have been repaid in full; and

            (3) to pay amounts (including such part of any termination payment) due to the Series 3 Class C Euro Currency Swap Provider under the Series 3 Class C Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class C Euro Currency Swap Provider to repay the Series 3 Class C Notes until the Series 3 Class C Notes have been repaid in full.

      If any Swap Collateral Available Principal Amounts are received by the Current Issuer on a Payment Date, such Swap Collateral Available Principal Amounts shall be applied by the Current Issuer Cash Manager on that Payment Date in the same manner as it would have applied the receipts which such Swap Collateral Available Principal Amounts replace.

4.3 Distribution of Third Issuer Available Principal Receipts Following the Occurrence of an Asset Trigger Event

      Following the occurrence of an Asset Trigger Event but prior to enforcement of the Funding Security under the Funding Deed of Charge and/or the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will apply Third Issuer Available Principal Receipts in the following order of priority:

      (A) first, in no order of priority between them, but in proportion to the amounts due:

            (1) to pay amounts (including such part of any termination payment) due to the Series 1 Class A1 Dollar Currency Swap Provider under the Series 1 Class A1 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class A1 Dollar Currency Swap Provider to repay the Series 1 Class A1 Notes until the Series 1 Class A1 Notes have been repaid in full;

            (2) to pay amounts (including such part of any termination payment) due to the Series 1 Class A2 Dollar Currency Swap Provider under the Series 1 Class A2 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class A2 Dollar Currency Swap Provider to repay the Series 1 Class A2 Notes until the Series 1 Class A2 Notes have been repaid in full;

            (3) to repay the Series 2 Class A Notes until the Series 2 Class A Notes have been repaid in full;

            (4) to pay amounts (including such part of any termination payment) due to the Series 3 Class A Euro Currency Swap Provider under the Series 3 Class A Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class A Euro Currency Swap Provider to repay the Series 3 Class A Notes until the Series 3 Class A Notes have been repaid in full;

      (B) second, in no order of priority between them, but in proportion to the amounts due:

            (1) to pay amounts (including such part of any termination payment) due to the Series 1 Class B Dollar Currency Swap Provider under the Series 1 Class B Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class B Dollar Currency Swap Provider to repay the Series 1 Class B Notes until the Series 1 Class B Notes have been repaid in full; and

            (2) to repay the Series 2 Class B Notes until the Series 2 Class B Notes have been repaid in full;

            (3) to pay amounts (including such part of any termination payment) due to the Series 3 Class B Euro Currency Swap Provider under the Series 3 Class B Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class B Euro Currency Swap Provider to repay the Series 3 Class B Notes until the Series 3 Class B Notes have been repaid in full; and

      (C) last, in no order of priority between them, but in proportion to the amounts due:

            (1) to pay amounts (including such part of any termination payment) due to the Series 1 Class C Dollar Currency Swap Provider under the Series 1 Class C Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class C Dollar Currency Swap Provider to repay the Series 1 Class C Notes until the Series 1 Class C Notes have been repaid in full; and

            (2) to repay the Series 2 Class C Notes until the Series 2 Class C Notes have been repaid in full.

            (3) to pay amounts (including such part of any termination payment) due to the Series 3 Class C Euro Currency Swap Provider under the Series 3 Class C Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class C

                  Euro Currency Swap Provider to repay the Series 3 Class C Notes until the Series 3 Class C Notes have been repaid in full.

      If any Swap Collateral Available Principal Amounts are received by the Current Issuer on a Payment Date, such Swap Collateral Available Principal Amounts shall be applied by the Current Issuer Cash Manager on that Payment Date in the same manner as it would have applied the receipts which such Swap Collateral Available Principal Amounts replace.

5.    Use of Ledgers

      The Third Issuer Cash Manager shall forthwith record monies received or payments made by it on behalf of the Third Issuer in the ledgers in the manner set out in this Agreement. If, at any time, the Third Issuer Cash Manager is in any doubt as to which ledger a particular amount should be credited or debited, it shall consult with the Note Trustee thereon.

      Except in the case of the Third Issuer Principal Deficiency Ledger, a debit item shall only be made in respect of any of the Third Issuer Ledgers, and the corresponding payment or transfer (if any) may only be made from the Third Issuer Transaction Accounts, to the extent that such entry does not cause the relevant ledger to have a debit balance. In the case of the Third Issuer Principal Deficiency Ledger and each Third Issuer Principal Deficiency Sub Ledger, a credit item shall only be made to the extent that such entry does not cause such ledger to have a credit balance.

6.    Third Issuer Revenue Ledger

      The Third Issuer Cash Manager shall ensure that:

      (a)   the following amounts shall be credited to the Third Issuer Revenue
            Ledger:

            (i) all interest fees and any other amount (not including principal), if any, paid by Funding to the Third Issuer under the terms of the Third Issuer Intercompany Loan;

            (ii) all interest received by the Third Issuer in respect of the Third Issuer Bank Accounts;

            (iii) all amounts received by the Third Issuer representing income on any Third Issuer Authorised Investments;

            (iv) all amounts (including any early termination payment which is to be used to acquire, if necessary, a new basis rate swap) received by the Third Issuer under the Basis Rate Swap Agreement;

            (v) all revenue amounts (including any early termination payment which is to be used to acquire, if necessary, a new currency swap) received by the Third Issuer under the Currency Swap Agreements; and

            (vi) any amount debited to the Third Issuer Principal Ledger under paragraph 8; and

      (b)   any payment or provision made under paragraphs 1 and 3 of this
            Schedule 2 shall be debited to the Third Issuer Revenue Ledger.

7.    Third Issuer Principal Ledger

      Without prejudice to paragraph 8 below, the Third Issuer Cash Manager shall ensure that:

      (a) the following amounts shall be credited to the Third Issuer Principal Ledger:

            (i) all principal paid by Funding to the Third Issuer under the terms of the Third Issuer Intercompany Loan; and

            (ii) amounts credited to the Third Issuer Principal Deficiency Ledger under paragraphs 3 and 8; and

      (b) any payment or provision made under paragraph 4 of this Schedule 2 shall be debited to the Third Issuer Principal Ledger.

8.    Third Issuer Principal Deficiency Ledger

      (a) Without prejudice to paragraph 7, the Third Issuer Cash Manager shall ensure that there shall be debited to the Third Issuer Principal Deficiency Ledger:

            (i) principal deficiencies arising from Losses on the Mortgage Loans which have been allocated by Funding to the Third Issuer Intercompany Loan;

            (ii) the use of Third Issuer Available Principal Receipts to meet any deficiency in Third Issuer Available Revenue Receipts; and

            (iii) the use of Funding Available Principal Receipts to fund the
                  Third Issuer Liquidity Reserve Fund, if any.

      (b) The Third Issuer Cash Manager shall ensure that there shall be credited to the Third Issuer Principal Deficiency Ledger any amount to be credited in accordance with paragraph 3 above.

      (c) Amounts to be debited to the Third Issuer Principal Deficiency Ledger shall be debited in the following order:

            (i) first, on the Class C Principal Deficiency Sub Ledger, until the balance of the Class C Principal Deficiency Sub Ledger is equal to the aggregate Outstanding Principal Balance of the Class C Notes;

            (ii) Third, on the Class B Principal Deficiency Sub Ledger, until the balance of the Class B Principal Deficiency Sub Ledger is equal to the aggregate Outstanding Principal Balance of the Class B Notes; and

            (iii) last, on the Class A Principal Deficiency Sub Ledger, at which point an Asset Trigger Event will have occurred.

9.    Records

      The Third Issuer Cash Manager shall ensure that a separate record is kept of any amount received from each of the Dollar Currency Swap Provider, the Euro Currency Swap Provider and the Basis Rate Swap Provider pursuant to, respectively, the Dollar Currency Swap Agreement, the Euro Currency Swap Agreement and the Basis Rate Swap Agreement.

      The Third Issuer Cash Manager hereby agrees that, each time the Third Issuer Cash Manager records a debit on a Third Issuer Principal Deficiency Sub Ledger, the Third Issuer Cash Manager shall also record on such Third Issuer Principal Deficiency Sub Ledger whether such debit was caused by (A) Losses on the Mortgage Loans which have been allocated by Funding to the Third Issuer Intercompany Loan, (B) the application of Third Issuer Available Principal Receipts to meet any deficiency in Third Issuer Available Revenue Receipts, or (C) the application of Funding Available Principal Receipts to fund the Third Issuer Liquidity Reserve Fund, if any.

10.   Swap Collateral Ledger

      In connection with Swap Collateral the Current Issuer Cash Manager shall ensure that the appropriate debits and credits are made to the Swap Collateral Ledger in accordance with Clause 5.6 (Swap Collateral).

                                  SCHEDULE 3

                        Form of Issuer Quarterly Report

Granite Mortgages 02-1 plc
Profit & Loss Account

Period Ended

                                                               This          Prior
                                                              Quarter       Quarter

                                                          (pound) 000's   (pound) 000's

Interest Receivable - Intercompany Loan
Interest  Receivable - Cash  Deposits/Authorised
Investments

                                                             -----------------------
                                                                      0           0

Interest Payable - Notes
Interest Payable
                                                             -----------------------
                                                                      0           0

                                                             -----------------------
Net Operating Income                                                  0           0

Other Income

Operating Expenses

                                                             -----------------------
Profit/loss on ordinary activities before tax                         0           0

Taxation

                                                             -----------------------
Profit/loss on ordinary activities after tax                          0           0

Dividend                                                              0           0

Retained profit brought forward                                       0           0

                                                             -----------------------
Retained profit for the year                                          0           0
                                                             =======================

Granite Mortgages 02-1 plc
Balance Sheet

Period Ended

                                                     (pound) 000's (pound) 000's
Fixed Asset Investments

Intercompany Lending                                                        0

Current Assets
Interest Receivable                                              0
Other debtors                                                    0
Cash at Bank                                                     0
     Third Issuer Transaction Account:
                                                       ------------
                                                                 0
                                                       ------------

Creditors: Amounts falling due within one year
Accruals                                                         0
Interest Payable Accrual                                         0
Taxation                                                         0
                                                       ------------
                                                                 0
                                                       ------------

Net current assets                                                          0

Creditors: Amounts falling due after one year
Amount due to Noteholders                                                   0

                                                                   -----------
Total Assets less current liabilities                                       0
                                                                   ===========

Share Capital                                                               0
Reserves                                                                    0

                                                                   -----------
                                                                            0
                                                                   ===========

                                                                            0
------------------------------------------------------
Third Issuer Notes to Balance Sheet:
Principal Deficiency Ledger

     Class A Principal Deficiency Sub Ledger
         Opening PDL Balance
         Losses this Quarter
         Amount of PDL top-up
         Closing PDL Balance

     Class B Principal Deficiency Sub Ledger
         Opening PDL Balance
         Losses this Quarter
         Amount of PDL top-up
         Closing PDL Balance

     Class C Principal Deficiency Sub Ledger
         Opening PDL Balance
         Losses this Quarter

Granite Mortgages 02-1 plc
Balance Sheet

Period Ended

         Amount of PDL top-up
         Closing PDL Balance

Granite Mortgages 02-1 plc
Notes Outstanding

Period Ended

                               Series 1 Class A1   Series 1 Class A2   Series 2 Class A   Series 3 Class A
Moody's Current Rating
Fitch Ratings Current Rating
S&P Current Rating


                               Series 1 Class B    Series 2 Class B    Series 3 Class B
Moody's Current Rating
Fitch Ratings Current Rating
S&P Current Rating


                               Series 1 Class C    Series 2 Class C    Series 3 Class C   Series 2 Class D
Moody's Current Rating
Fitch Ratings Current Rating
S&P Current Rating




                               Series 1 Class A1   Series 1 Class A2   Series 2 Class A   Series 3 Class A
Initial Note Balance
Previous Quarters Note
Principal
Note Redemptions
Outstanding Note Principal


                               Series 1 Class B    Series 2 Class B    Series 3 Class B
Initial Note Balance
Previous Quarters Note
Principal
Note Redemptions
Outstanding Note Principal


                               Series 1 Class C    Series 2 Class C    Series 3 Class C   Series 2 Class D
Initial Note Balance
Previous Quarters Note
Principal
Note Redemptions
Outstanding Note Principal


                               Series 1 Class A    Series 2 Class A    Series 3 Class A
Note Interest Margins
Step Up Dates
Step Up Margins


                               Series 1 Class B    Series 2 Class B    Series 3 Class B
Note Interest Margins
Step Up Dates
Step Up Margins


                               Series 1 Class C    Series 2 Class C    Series 3 Class C   Series 2 Class D
Note Interest Margins
Step Up Dates
Step Up Margins


Payment Cycle
Payment Date
Next Payment Date


Amount  Credited to Principal
Deficiency Sub Ledger:
Current Quarter:
Aggregate:

                                  SCHEDULE 4

               Controlled Amortisation Amount/Target Balance

      The "Controlled Amortisation Amount" for each Class of Third Issuer Notes for any Payment Date set forth below is an amount not greater than the amount which the Third Issuer would be required to repay in respect of such Class of Third Issuer Notes so that on the relevant Payment Date the aggregate Principal Amount Outstanding of such Class of Third Issuer Notes has been reduced to (but is not less than) the "Target Balance" set out in the following table:


--------------------------------------------------------------------------------------------------------------------------
              (pound)Target  $ Target    (pound)Target  $ Target      (pound)Target  $ Target    (pound)Target  $ Target
Payment Date   Balance       Balance      Balance       Balance        Balance       Balance      Balance       Balance
occurring in:  for Series    for Series   for Series    for Series     for           for Series   for Series    for Series
               1 Class A1    1 Class A1   1 Class A2    1 Class A2     Series 1      1 Class B    1 Class C     1 Class C
               Notes         Notes        Notes         Notes          Class B       Notes        Notes         Notes
                                                                       Notes
--------------------------------------------------------------------------------------------------------------------------
Jul 2002       401,981,599  568,000,000   901,910,828   1,274,400,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Oct 2002       309,412,597  437,200,000   901,910,828   1,274,400,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Jan 2003       220,523,708  311,600,000   901,910,828   1,274,400,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Apr 2003       135,173,390  191,000,000   901,910,828   1,274,400,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Jul 2003        53,220,099   75,200,000   901,910,828   1,274,400,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Oct 2003                 0            0   876,503,892   1,238,500,000  49,327,672   69,700,000\   68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Jan 2004                 0            0   800,920,028   1,131,700,000  49,327,672   69,700,000\   68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Apr 2004                 0            0   728,379,335   1,029,200,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Jul 2004                 0            0   658,740,269     930,800,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Oct 2004                 0            0   591,861,288     836,300,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Jan 2005                 0            0   527,671,621     745,600,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Apr 2005                 0            0   465,958,953     658,400,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Jul 2005                 0            0   406,794,055     574,800,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Oct 2005                 0            0   349,964,614     494,500,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Jan 2006                 0            0   295,329,087     417,300,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Apr 2006                 0            0   242,958,245     343,300,000  49,327,672   69,700,000    68,294,409   96,500,000
--------------------------------------------------------------------------------------------------------------------------
Jul 2006                 0            0   184,571,833     260,800,000  45,081,387   63,700,000    62,349,611   88,100,000
--------------------------------------------------------------------------------------------------------------------------
Oct 2006                 0            0   129,299,363     182,700,000  41,047,417   58,000,000    56,758,669   80,200,000
--------------------------------------------------------------------------------------------------------------------------
Jan 2007                 0            0    77,070,064     108,900,000  37,225,761   52,600,000    51,521,585   72,800,000
--------------------------------------------------------------------------------------------------------------------------
Apr 2007                 0            0    27,671,621      39,100,000  33,616,419   47,500,000    46,496,815   65,700,000
--------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------
Payment Date     (pound) Target (pound) Target (pound) Target (pound) Target
occurring in:     Balance for    Balance for    Balance for    Balance for
                  Series 2       Series 2       Series 2       Series 2
                  Class A Notes  Class B Notes  Class C Notes  Class D Notes
----------------------------------------------------------------------------
Jul 2002          460,000,000    16,200,000     22,500,000     15,000,000
----------------------------------------------------------------------------
Oct 2002          460,000,000    16,200,000     22,500,000     15,000,000
----------------------------------------------------------------------------
Jan 2003          460,000,000    16,200,000     22,500,000     15,000,000
----------------------------------------------------------------------------
Apr 2003          460,000,000    16,200,000     22,500,000     14,000,000
----------------------------------------------------------------------------
Jul 2003          460,000,000    16,200,000     22,500,000     13,000,000
----------------------------------------------------------------------------
Oct 2003          460,000,000    16,200,000     22,500,000     12,000,000
----------------------------------------------------------------------------
Jan 2004          460,000,000    16,200,000     22,500,000     11,000,000
----------------------------------------------------------------------------
Apr 2004          460,000,000    16,200,000     22,500,000     10,000,000
----------------------------------------------------------------------------
Jul 2004          460,000,000    16,200,000     22,500,000      9,000,000
----------------------------------------------------------------------------
Oct 2004          460,000,000    16,200,000     22,500,000      8,000,000
----------------------------------------------------------------------------
Jan 2005          460,000,000    16,200,000     22,500,000      7,000,000
----------------------------------------------------------------------------
Apr 2005          460,000,000    16,200,000     22,500,000      6,000,000
----------------------------------------------------------------------------
Jul 2005          460,000,000    16,200,000     22,500,000      5,000,000
----------------------------------------------------------------------------
Oct 2005          460,000,000    16,200,000     22,500,000      4,000,000
----------------------------------------------------------------------------
Jan 2006          460,000,000    16,200,000     22,500,000      3,000,000
----------------------------------------------------------------------------
Apr 2006          460,000,000    16,200,000     22,500,000      2,000,000
----------------------------------------------------------------------------
Jul 2006          460,000,000    16,200,000     22,500,000      1,000,000
----------------------------------------------------------------------------
Oct 2006          460,000,000    16,200,000     22,500,000          0
----------------------------------------------------------------------------
Jan 2007          460,000,000    16,200,000     22,500,000          0
----------------------------------------------------------------------------
Apr 2007          460,000,000    16,200,000     22,500,000          0
----------------------------------------------------------------------------

------------------------------------------
Payment Date   $ Target     (euro) Target
occurring in:  Balance       Balance for
               for Series    Series 3
               3 Class A     Class A Notes
               Notes
------------------------------------------
Apr 2003       372,670,807  600,000,000
------------------------------------------
Apr 2004       372,670,807  600,000,000
------------------------------------------
Apr 2005       372,670,807  600,000,000
------------------------------------------
Apr 2006       372,670,807  600,000,000
------------------------------------------
Apr 2007       372,670,807  600,000,000
------------------------------------------


----------------------------------------------------------------------
Payment Date  (pound)Target (euro) Target (pound) Target (euro) Target
occurring in:  Balance for   Balance for   Balance for   Balance for
               Series 3      Series 3      Series 3      Series 3
               Class B       Class B       Class C       Class C
               Notes         Notes         Notes         Notes
----------------------------------------------------------------------
Jul 2002       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Oct 2002       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Jan 2003       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Apr 2003       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Jul 2003       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Oct 2003       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Jan 2004       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Apr 2004       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Jul 2004       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Oct 2004       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Jan 2005       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Apr 2005       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Jul 2005       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Oct 2005       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Jan 2006       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Apr 2006       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Jul 2006       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Oct 2006       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Jan 2007       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------
Apr 2007       13,105,590    21,100,000    18,198,758    29,300,000
----------------------------------------------------------------------

PROVIDED THAT on the Payment Date immediately following the Step-up Date in respect of the Third Issuer and on each Payment Date thereafter:

(1)   the Target Balance for the Series 1 Class A Notes will be zero; and

(2) the Target Balances for each other Class of Third Issuer Notes will be an amount equal to the greater of:

   (a)   zero, and

   (b) the aggregate Principal Amount Outstanding on such Class of Notes as at the immediately preceding Payment Date (after taking into account principal payments on such Payment Date) less an amount equal the product of:

         (i) the product of (A) the sum of the Mortgages Trustee Principal Receipts for each Distribution Date since the immediately preceding Payment Date, and (B) the Funding Share Percentage applicable as at the later to occur of the immediately preceding Assignment Date and the immediately preceding Distribution Date; and

         (ii) the quotient of (A) the Outstanding Principal Balance on such Third Issuer's Intercompany Loan as at the immediately preceding Payment Date (after taking into account principal payments on such Payment Date) less the aggregate Outstanding Principal Balances of the Special Repayment Notes of the Third Issuer divided by (B) the aggregate Outstanding Principal Balance on all Intercompany Loans as at the immediately preceding Payment Date (after taking into account principal payments on such Payment Date) less the aggregate amount of all Special Repayment Notes; and

         (iii) the quotient of (A) the aggregate Principal Amount Outstanding on such Class of Notes as at the immediately preceding Payment Date (after taking into account principal payments on such Payment Date), divided by (B) the aggregate Principal Amount Outstanding on all Classes of Notes of the Third Issuer (other than Series 2 Class D Notes) as at the immediately preceding Payment Date (after taking into account principal payments on such Payment Date).

      In addition, notwithstanding the foregoing, following the occurrence of a Trigger Event, the Target Balance for the Series 2 Class D Notes will be zero.

      To the extent not repaid earlier, the full Principal Amount Outstanding on a class of Third Issuer Notes will become due and payable on the legal final maturity date of that class of Notes.

                                  SCHEDULE 5

           Third Issuer Cash Manager Representations and Warranties

The Third Issuer Cash Manager makes the following representations and warranties to each of the Mortgages Trustee, Funding and the Note Trustee:

1. Status: It is a public limited company duly incorporated, validly existing and registered under the laws of the jurisdiction in which it is incorporated, capable of being sued in its own right and not subject to any immunity from any proceedings, and it has the power to own its property and assets and to carry on its business as it is being conducted.

2. Powers and authority: It has the power to enter into, perform and deliver, and has taken all necessary corporate and other action to authorise the execution, delivery and performance by it of each of the Transaction Documents to which it is or will be a party, and each such Transaction Document has been duly executed and delivered by it.

3. Legal validity: Each Transaction Document to which it is or will be a party constitutes or when executed in accordance with its terms will constitute, a legal, valid and binding obligation.

4.    Non-conflict: The execution by it of each of the Transaction
      Documents to which it is a party and the exercise by it of its rights and the performance of its obligations under such Transaction Documents will not:

      (a) conflict with any document which is binding upon it or any of its assets;

      (b)   conflict with its constitutional documents; or

      (c) conflict with any law, regulation or official or judicial order of any government, governmental body or court, domestic or foreign, having jurisdiction over it.

5. No litigation: It is not a party to any material litigation, arbitration or administrative proceedings and, to its knowledge, no material litigation, arbitration or administrative proceedings are pending or threatened against it.

6. Consents and Licenses: All governmental consents, licences and other approvals and authorisations required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect.

7. Solvency: No Insolvency Event has occurred in respect of the Third Issuer Cash Manager, and the Third Issuer Cash Manager is not insolvent.

8. Financial Statements: The most recent financial statements of the Third Issuer Cash Manager:

      (a) were prepared in accordance with accounting principles generally accepted in England and Wales consistently applied;

      (b) disclose all liabilities (contingent or otherwise) and all unrealised and or anticipated losses of the Third Issuer Cash Manager; and

      (c) save as disclosed therein, give a true and fair view of the financial condition and operations of the Third Issuer Cash Manager during the relevant financial year.

9. No Adverse Change: Since the date as of which the most recent financial statements of the Third Issuer Cash Manager were stated to be prepared, there has been:

      (a) no significant change in the financial position of the Third Issuer Cash Manager; and

      (b) no material adverse change in the financial position or prospects of the Third Issuer Cash Manager.

10.   Ranking of Claims

      Under the laws of England and Wales in force as at the date of making this representation, claims against the Third Issuer Cash Manager under the Transaction Documents will rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, save those whose claims are preferred solely by any bankruptcy, liquidation or other similar laws of general application.

11.   Information in Prospectus and Offering Circular:

      All information in the Prospectus and the Offering Circular with regard to the Third Issuer Cash Manager are true and accurate in all material respects and not misleading in any material respect.

The Third Issuer Cash Manager has made all proper inquiries to ascertain and to verify the foregoing.

                                EXECUTION PAGE

EXECUTED for and on behalf of                  )
NORTHERN ROCK PLC                              )
by:                                            )
                                               )
                                               )
Name:                                          )
Title:                                         )



EXECUTED for and on behalf of                  )
GRANITE MORTGAGES 02-1 PLC                     )
by:                                            )




Name:
Title:


EXECUTED for and on behalf of                  )
THE BANK OF NEW YORK                           )
by:                                            )




Name:
Title:

                                                                Exhibit 10.5.2
                                                             Execution Version


                              Dated 3 March 2003






                          GRANITE MORTGAGES 02-1 PLC










-------------------------------------------------------------------------------

                             AMENDED AND RESTATED
                   THIRD ISSUER MASTER DEFINITIONS SCHEDULE

-------------------------------------------------------------------------------








                          SIDLEY AUSTIN BROWN & WOOD
                            1 THREADNEEDLE STREET
                               LONDON EC2R 8AW
                           TELEPHONE 020 7360 3600
                           FACSIMILE 020 7626 7937
                                 REF: 587781

THIS AMENDED AND RESTATED THIRD ISSUER MASTER DEFINITIONS SCHEDULE DATED 3 MARCH 2003 AMENDS AND RESTATES THE THIRD ISSUER MASTER DEFINITIONS SCHEDULE MADE ON 20 MARCH 2002.

1.   Definitions

Words and expressions used in any document which incorporates this clause or to which this clause applies shall, have the same meanings as are set out in this Third Issuer Master Definitions Schedule except so far as the context requires otherwise.

"Account Bank" means, in relation to the Third Issuer, the Third Issuer Account Bank and for any other Issuer, the Account Bank for such Issuer appointed from time to time in accordance with the relevant Issuer Transaction Documents;

"Additional Interest" means interest which will accrue on Deferred Interest at the rate of interest applicable from time to time on the classes of Third Issuer Notes, as further described in Condition 4 of the Third Issuer Notes;

"Additional Mortgage Loan" means any Mortgage Loan which is assigned by the Seller to the Mortgages Trustee on the Closing Date under the terms of the Mortgage Sale Agreement and referenced by its mortgage loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Further Advances) due or owing with respect to that Mortgage Loan under the relevant Mortgage Conditions by a Borrower on the security of a Mortgage from time to time outstanding or, as the context may require, the Borrower's obligations in respect of the same;

"Additional Mortgage Portfolio" means the portfolio of Additional Mortgage Loans, their Related Security, Accrued Interest and other amounts derived from such Additional Mortgage Loans that the Seller anticipates assigning to the Mortgages Trustee on the Closing Date;

"Additional Trust Property" means the Additional Mortgage Portfolio assigned to the Mortgage Trustee by the Seller on the Closing Date, including the Additional Mortgage Loans and their Related Security, the rights under the MIG Policies and the other Insurance Policies arranged by the Seller, but excluding any Early Repayment Charges which are reassigned to the Seller;

"Agent Bank" means, in relation to the Third Issuer, Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA initially appointed pursuant to the Third Issuer Paying Agent and Agent Bank Agreement or, if applicable, any successor Agent Bank at its Specified Office;

"Agents" means, in relation to the Third Issuer, the Principal Paying Agent, the US Paying Agent, the Registrar and the Transfer Agent, initially appointed pursuant to the Third Issuer Paying Agent and Agent Bank Agreement, or, if applicable, any successor agents;

"Appointee" has the meaning specified in the Third Issuer Trust Deed;

"Auditors" or "auditors" means PricewaterhouseCoopers of 89 Sandyford Road, Newcastle upon Tyne NE99 1PL or such other internationally recognised independent firm of auditors selected from time to time by (in the case of the Mortgages Trustee) the Mortgages Trustee or (in the case of Funding) Funding or (in the case of the Third Issuer) the Third Issuer and appointed by the Mortgages Trustee, Funding or, as the case may be, the Third Issuer;

"Authorised Denominations" means, in relation to the Third Issuer Notes, denominations of, in the case of any class of the Dollar Notes $10,000 and $100,000, in the case of any class of the Sterling

Notes, (pound)10,000 and (pound)100,000, in the case of any class of the Euro Notes, (euro)10,000 and (euro)100,000 and in such other denominations as the Note Trustee shall determine and notify to the relevant Noteholders;

"Authorised Dollar Holding" means the aggregate principal amount of $100,000 (which shall be the minimum allowable holding with respect to each Dollar
Note) and integral multiples of $10,000 in excess thereof;

"Authorised Euro Holding" means the aggregate principal amount of
(euro)100,000 (which shall be the minimum allowable holding with respect to each Euro Note) and integral multiples of (euro)10,000 in excess thereof;

"Authorised Signatory" means in relation to:

(a) the Third Issuer, any authorised signatory referred to in the Third Issuer Account Mandates;

(b) the Mortgages Trustee, any authorised signatory referred to in the Mortgages Trustee Account Mandates; and

(c)  Funding, any authorised signatory referred to in the Funding Account
     Mandates;

"Authorised Sterling Holding" means the aggregate principal amount of (pound)100,000 (which shall be the minimum allowable holding with respect to each Sterling Note) and integral multiples of (pound)10,000 in excess thereof;

"Average Fixed Rate Mortgage Loan Balance" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Average Flexible Mortgage Loan Balance" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Average Mortgage Loan Balance" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Average Variable Rate Mortgage Loan Balance" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Basic Terms Modification" in relation to the Third Issuer Notes has the meaning set out in Schedule 4 to the Third Issuer Trust Deed;

"Basis Rate Swap" means, in relation to the Third Issuer, the Third Issuer Basis Rate Swap and for any other Issuer, the swap transaction documented under the Basis Rate Swap Agreement for such Issuer;

"Basis Rate Swap Agreement" means, in relation to the Third Issuer, the Third Issuer Basis Rate Swap Agreement and for any other Issuer, the ISDA Master Agreement, Schedule and Confirmation and any Credit Support Annex thereto entered into among such Issuer, the related Basis Rate Swap Provider and the Note Trustee, as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement basis rate swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer;

"Basis Rate Swap Provider" means in relation to the Third Issuer, the Third Issuer Basis Rate Swap Provider and for any other Issuer the basis rate swap provider for such Issuer appointed from time to time in accordance with the relevant Issuer Transaction Documents;

"Basis Rate Swap Provider Default" means, in relation to the Third Issuer, the occurrence of an Event of Default (as defined in the Third Issuer Basis Rate Swap Agreement) under the Third Issuer Basis Rate Swap Agreement where the Third Issuer Basis Rate Swap Provider is the Defaulting Party (as defined in the Third Issuer Basis Rate Swap Agreement);

"Block Voting Instruction" has the meaning set out in Schedule 4 to the Third Issuer Trust Deed;

"Blocked Note" has the meaning specified in Schedule 4 to the Third Issuer Trust Deed;

"Business Day" means, in relation to the Third Issuer Notes and the Third Issuer Intercompany Loan, a day that is a London Business Day, a New York Business Day and a TARGET Business Day;

"Calculation Agent" in relation to any Third Issuer Swap Agreement has the meaning given to it under such Third Issuer Swap Agreement;

"certification date" has the meaning specified in the Third Issuer Trust Deed;

"Chairman" has the meaning set out in Schedule 4 to the Third Issuer Trust Deed;

"Class A Enforcement Notice" means a notice issued by the Note Trustee to the Third Issuer and the Security Trustee on the occurrence of a Third Issuer Note Event of Default, declaring the Class A Notes to be due and repayable pursuant to Condition 9(A) of the Third Issuer Notes;

"Class A Noteholders" means the Series 1 Class A Noteholders, the Series 2 Class A Noteholders and the Series 3 Class A Noteholders;

"Class A Notes" means, in relation to the Third Issuer, the Series 1 Class A1 Notes, the Series 1 Class A2 Notes, the Series 2 Class A Notes and the Series 3 Class A Notes or any of them as the context may require and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer which are defined as such under the relevant Issuer Master Definitions Schedule;

"Class B Enforcement Notice" means, in relation to the Third Issuer, a notice issued by the Note Trustee to the Third Issuer and the Security Trustee on the occurrence of a Third Issuer Note Event of Default, declaring the Class B Notes to be due and repayable pursuant to Condition 9(B) of the Third Issuer Notes;

"Class B Noteholders" means the Series 1 Class B Noteholders, the Series 2 Class B Noteholders and the Series 3 Class B Noteholders;

"Class B Notes" means, in relation to the Third Issuer, the Series 1 Class B Notes, the Series 2 Class B Notes and the Series 3 Class B Notes or any of them as the context may require; and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer which are defined as such under the relevant Issuer Master Definitions Schedule;

"Class C Enforcement Notice" means, in relation to the Third Issuer, a notice issued by the Note Trustee to the Third Issuer and the Security Trustee on the occurrence of a Third Issuer Note Event of Default, declaring the Class C Notes to be due and repayable pursuant to Condition 9(C) of the Third Issuer Notes;

"Class C Noteholders" means the Series 1 Class C Noteholders, the Series 2 Class C Noteholders and the Series 3 Class C Noteholders;

"Class C Notes" means, in relation to the Third Issuer, the Series 1 Class C Notes, the Series 2 Class C Notes and the Series 3 Class C Notes or any of them as the context may require; and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer which are defined as such under the relevant Issuer Master Definitions Schedule;

"Class D Enforcement Notice" means a notice issued by the Note Trustee to the Third Issuer and the Security Trustee on the occurrence of a Third Issuer Note Event of Default, declaring the Class D Notes to be due and repayable pursuant to Condition 9(D) of the Third Issuer Notes;

"Class D Noteholders" means the Series 2 Class D Noteholders;

"Class D Notes" means, in relation to the Third Issuer, the Series 2 Class D Notes or any of them as the context may require and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer which are defined as such under the relevant Issuer Master Definitions Schedule;

"Clearing System" means any of DTC (with respect to the US Notes) and Euroclear and Clearstream, Luxembourg (with respect to the Reg S Notes), and any other or additional organisation of a similar nature as may be approved in writing by the Note Trustee;

"Common Depositary" means Citibank, N.A. in its capacity as common depositary for Euroclear or Clearstream, Luxembourg in respect of the Reg S Global Note Certificates;

"Conditions" or "Terms and Conditions" means, in relation to any Third Issuer Notes, the terms and conditions to be endorsed on such Third Issuer Notes in the form or substantially in the form scheduled to the Third Issuer Trust Deed, as any of the same may from time to time be amended, varied or restated in accordance with the provisions of the Third Issuer Trust Deed, and any reference to a numbered Condition shall be construed accordingly;

"Contractual Currency" has the meaning specified in Clause 13 of the Third Issuer Trust Deed;

"Current Issuer Liquidity Reserve Fund" means the liquidity reserve fund in Funding's name which Funding will be required to establish pursuant to the Third Issuer Intercompany Loan Agreement if the long term, unsecured, unsubordinated and unguaranteed debt obligations of the Seller cease to be rated at least A3 by Moody's or A- by Fitch (unless Moody's or Fitch, as applicable, confirms that the then-current ratings of the Notes will not be adversely affected). The Current Issuer Liquidity Reserve Fund, if any, will be funded to the relevant Current Issuer Liquidity Reserve Required Amount;

"Current Issuer Liquidity Reserve Ledger" means a ledger maintained by the Third Issuer Cash Manager in the name of Funding to record the amount credited to the Current Issuer Liquidity Reserve Fund held by Funding in respect of the Third Issuer on the Closing Date, and subsequent withdrawals and deposits in respect of the Current Issuer Liquidity Reserve Fund;

"Current Issuer Liquidity Reserve Required Amount" means an amount as of any Payment Date equal to the excess, if any, of 3% of the aggregate outstanding balance of the Notes on that Payment Date over amounts standing to the credit of the Current Issuer Reserve Fund on that Payment Date;

"Current Issuer Post-Liquidity Payments" means the payments set out in items
(H) through (J) under the Third Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Third Issuer Priority of Payments as may apply on that Payment Date);

"Current Issuer Post-Reserve Payments" means the payments set out in item (M) under the Third Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Third Issuer Priority of Payments as may apply on that Payment Date);

"Current Issuer Post Start-up Payments" means the payments set out in items
(N) and (O) under the Third Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Third Issuer Priority of Payments as may apply on that Payment Date);

"Current Issuer Pre-Liquidity Payments" means the payments set out in items
(A) through (G) under the Third Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Third Issuer Priority of Payments as may apply on that Payment Date);

"Current Issuer Pre-Reserve Payments" means the payments set out in items (K) and (L) under the Third Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Third Issuer Priority of Payments as may apply on that Payment Date);

"Current Issuer Principal Payments" means the payments set forth in items (A) through (E) under the Third Issuer Pre-Enforcement Principal Priority of Payments (or the relevant payments set forth in the equivalent items in such other Third Issuer Priority of Payments as may apply on that Payment Date);

"Current Issuer Reserve Fund" means the reserve fund established in the name of Funding in respect of the Third Issuer as required under the terms of the Third Issuer Intercompany Loan on the Closing Date in an amount up to the Current Issuer Reserve Required Amount;

"Current Issuer Reserve Fund Ledger" means a ledger maintained by the Third Issuer Cash Manager in the name of Funding to record the amount credited to the Current Issuer Reserve Fund held by Funding in respect of the Third Issuer on the Closing Date, and subsequent withdrawals and deposits in respect of the Current Issuer Reserve Fund;

"Current Issuer Reserve Required Amount" means an amount equal to(pound)34,372,240;

"Current Issuer Reserve Requirement" means the Current Issuer Reserve Requirement as the same relates to the Third Issuer and the Current Issuer Reserve Fund;

"Current Issuer Jersey Secured Property" means the Third Issuer Jersey Secured Property;

"Cut-Off Date" means 31 January 2002;

"Cut-Off Date Mortgage Portfolio" means as of the Cut-Off Date, the Existing Mortgage Portfolio combined with the Additional Mortgage Portfolio;

"Deferred Interest" in relation to the Third Issuer Notes has the meaning given to it under Condition 4 of the Third Issuer Notes;

"Designated Subsidiary" means a designated subsidiary of the Third Issuer Post-Enforcement Call Option Holder, to be designated by notice from the Third Issuer Post-Enforcement Call Option Holder to the Note Trustee at the discretion of the Third Issuer Post-Enforcement Call Option Holder;

"Determination Date" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Determination Period" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Distribution Compliance Period" means, in relation to the Third Issuer Notes, 40 days after the later of the commencement of the offering of the Third Issuer Notes and the Closing Date;

"Dollar Currency Swap Agreement" means, in relation to the Third Issuer, the Third Issuer Dollar Currency Swap Agreement and for any other Issuer, the ISDA Master Agreement, Schedule, Confirmation(s) and any Credit Support Annex thereto entered into among such Issuer, the related Dollar Currency Swap Provider and the Note Trustee, as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement dollar currency swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer;

"Dollar Currency Swap Provider" means, in relation to the Third Issuer, the Third Issuer Dollar Currency Swap Provider and for any other Issuer, the Dollar Currency Swap Provider for such Issuer appointed from time to time in accordance with the relevant Issuer Transaction Documents;

"Dollar Currency Swap Provider Default" means, in relation to the Third Issuer, the occurrence of an Event of Default (as defined in the Third Issuer Dollar Currency Swap Agreement) under the Third Issuer Dollar Currency Swap Agreement where the Third Issuer Dollar Currency Swap Provider is the Defaulting Party (as defined in the Third Issuer Dollar Currency Swap Agreement);

"Dollar Currency Swap Rates" means, in relation to the Third Issuer, the Third Issuer Dollar Currency Swap Rates;

"Dollar Currency Swaps" means, in relation to the Third Issuer, the Third Issuer Dollar Currency Swaps and for any other Issuer, the swap transaction(s) documented under the Dollar Currency Swap Agreement for such Issuer;

"Dollar Interest Determination Date" means two London Business Days before the first day of the Interest Period for which the rate will apply;

"Dollar Notes" means in relation to the Third Issuer, the Series 1 Notes and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer in U.S. Dollars;

"Drawdown Date" means, in respect of the Third Issuer Intercompany Loan, the Closing Date and, in respect of an Intercompany Loan made by any Previous Issuer or New Issuer, the date on which the relevant Intercompany Loan was made to Funding by such Previous Issuer or New Issuer;

"DTC Custodian" means Citibank, N.A. in its capacity as custodian for DTC in respect of the Dollar Global Note Certificates;

"Euro Currency Swap Agreement" means, in relation to the Third Issuer, the Third Issuer Euro Currency Swap Agreement and for any other Issuer, the ISDA Master Agreement, Schedule, Confirmation(s) and any Credit Support Annex thereto entered into among such Issuer, the related Euro Currency Swap Provider and the Note Trustee, as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement euro currency swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer;

"Euro Currency Swap Provider" means, in relation to the Third Issuer, the Third Issuer Euro Currency Swap Provider and for any other Issuer, the Euro Currency Swap Provider for such Issuer appointed from time to time in accordance with the relevant Issuer Transaction Documents;

"Euro Currency Swap Provider Default" means the occurrence of an Event of Default (as defined in the Third Issuer Euro Currency Swap Agreement) under the Third Issuer Euro Currency Swap Agreement where the Third Issuer Euro Currency Swap Provider is the Defaulting Party (as defined in the Third Issuer Euro Currency Swap Agreement);

"Euro Currency Swap Rate" means, in relation to the Third Issuer, the Third Issuer Euro Currency Swap Rate;

"Euro Currency Swaps" means, in relation to the Third Issuer, the Third Issuer Euro Currency Swaps and for any other Issuer, the swap transaction(s) documented under the Euro Currency Swap Agreement for such Issuer;

"Euro Interest Determination Date" means two TARGET Business Days before the first day of the Interest Period for which the rate will apply;

"Euro Notes" means in relation to the Third Issuer, the Series 3 Notes and, in relation to any New Issuer, the Notes issued by such New Issuer in Euro;

"Event of Default" means, as the context requires, any of the following:

(a)  in relation to the Third Issuer Notes, a Third Issuer Note Event of
     Default;

(b) in relation to Previous Issuer Notes issued by a Previous Issuer, a Note Event of Default pursuant to the Terms and Conditions of such Previous Issuer Notes;

(c) in relation to the New Notes issued by any New Issuer, a Note Event of Default pursuant to the Terms and Conditions of such New Notes;

(d) in relation to the Third Issuer Intercompany Loan Agreement, a Third Issuer Intercompany Loan Event of Default;

(e) in relation to the Previous Issuer Intercompany Loan Agreements, the occurrence of an event of default pursuant to the Intercompany Loan Terms and Conditions of the such Previous Issuer;

(f) in relation to any New Intercompany Loan Agreement, the occurrence of an event of default pursuant to the Intercompany Loan Terms and Conditions of such New Issuer;

"Exchange Date" has the meaning specified in each Form of Global Note Certificate attached as Schedule 1 to the Third Issuer Trust Deed;

"Existing Mortgage Loans" means the Mortgage Loans in the Existing Mortgage Portfolio;

"Existing Mortgage Portfolio" means the portfolio of Initial Mortgage Loans and Further Mortgage Loans as it is constituted as of any date of determination prior to the Closing Date, taking account of, among other things, amortization of Mortgage Loans in that portfolio and the addition and/or removal of any Mortgage Loans to or from that portfolio since 26 March 2001;

"Extraordinary Resolution" in relation to the Third Issuer Notes has the meaning set out in Schedule 4 to the Third Issuer Trust Deed;

"Final Maturity Date" means, in respect of the Series 1 Class A1 Notes, the Payment Date falling in October 2016, in respect of the Series 1 Class A2 Notes, the Payment Date falling in July 2019 and, in respect of any other Third Issuer Notes, the Payment Date falling in April 2042;

"Final Repayment Date" means, in respect of the Third Issuer Intercompany Loan, the Payment Date falling in April 2042, in relation to any Previous Issuer Intercompany Loan the date specified under the relevant Issuer Transaction Documents and in relation to any New Intercompany Loan the date specified under the relevant Issuer Transaction Documents;

"Financial Year" means, in relation to the Third Issuer, Holdings, the Mortgages Trustee, Funding and the Third Issuer Post Enforcement Call Option Holder, each twelve month period ending on the last day of the calendar year;

"Fixed Rate Ratio" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Fixed Rate Spread" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Flexible Ratio" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Flexible Spread" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Flexible Swap Rate" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Form of Proxy" has the meaning specified in Schedule 4 to the Third Issuer Trust Deed;

"Funding (Third Issuer) Bank Account Agreement" means the agreement entered into on the Closing Date among the Account Bank, Funding and others which governs the operation of the Funding (Third Issuer) GIC Account;

"Funding (Third Issuer) GIC Account" means the account in the name of Funding into which will be deposited amounts in respect of the related Current Issuer Reserve Fund and the Current Issuer Liquidity Reserve Fund, if any, established for the benefit of the Third Issuer, which account is held at the Account Bank and maintained subject to the terms of the related Funding (Third Issuer) Guaranteed Investment Contract, the related Funding (Third Issuer) Bank Account Agreement and the Funding Deed of Charge, or any additional or replacement account as may for the time being be in place with the prior consent of the Security Trustee;

"Funding (Third Issuer) Guaranteed Investment Contract" means the guaranteed investment contract entered into with respect to the Third Issuer among Funding, the Funding GIC Provider and others under which the Funding GIC Provider agrees to pay Funding a guaranteed rate of interest on the balance from time to time of the Funding (Third Issuer) GIC Account;

"Further Mortgage Loans" means any Mortgage Loan which was assigned by the Seller to the Mortgages Trustee on 28 September 2001 under the terms of the Mortgage Sale Agreement and referenced by its Mortgage Loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Further Advances) due or owing with respect to that Mortgage Loan under the relevant Mortgage Conditions by a Borrower on the security of a Mortgage from time to time outstanding or, as the context may require, the Borrower's obligations in respect of the same;

"Global Note Certificates" means the note certificates in global form issued in respect of the Third Issuer Notes, initially in the form of the US Global Note Certificates and the Reg S Global Note Certificates or any of them and "Global Note Certificate" means any one of them;

"Holder" or "holder" means, in relation to the Third Issuer Notes, the person in whose name a Third Issuer Note is registered in the Register (or in the case of joint holders, the first named thereof);

"Individual Note Certificates" means the note certificates representing the Third Issuer Notes in definitive form;

"Initial Relevant Screen Rate" has the meaning specified in Condition 4(C) of the Third Issuer Notes;

"Insolvency Event" in respect of the Seller, the Administrator, the Cash Manager or the Third Issuer Cash Manager (each, for the purposes of this definition, a "Relevant Entity") means:

(a) an order is made or an effective resolution passed for the winding up of the Relevant Entity (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have been previously approved by the Security Trustee);

(b) the Relevant Entity ceases or threatens to cease to carry on its business or stops payment or threatens to stop payment of its debts or is deemed unable to pay its debts within the meaning of section 123(a), (b), (c) or
     (d) of the Insolvency Act 1986 (as amended, modified or re-enacted) or becomes unable to pay its debts as they fall due or the value of its assets falls to less than the amounts of its liabilities (taking into account, for both these purposes, contingent and prospective liabilities) or otherwise becomes insolvent;

(c) proceedings are initiated against the Relevant Entity under any applicable liquidation, administration, reorganisation (other than a reorganisation where the Relevant Entity is solvent) or other similar laws, save where such proceedings are being contested in good faith; or an administrative or other receiver, administrator or other similar official is appointed in relation to the whole or any substantial part of the undertaking or assets of the Relevant Entity; or a distress, execution or diligence or other process is enforced upon the whole or any substantial part of the undertaking or assets of the Relevant Entity and in any of the foregoing cases it is not discharged within 30 London Business Days; or if the Relevant Entity initiates or consents to judicial proceedings relating to itself under any applicable liquidation, administration, insolvency, reorganisation or other similar laws or makes a conveyance or assignment for the benefit of its creditors generally;

and in respect of the Third Issuer and Funding (for the purposes of this definition, a "Relevant Entity"), means:

(a) except for the purposes of an amalgamation or restructuring as described in sub-clause (b) below, the Relevant Entity ceases or threatens to cease to carry on all or a substantial part of its business or the Relevant Entity is deemed unable to pay its debts within the meaning of section 123(1)(a), (b), (c) or (d) of the Insolvency Act 1986 (as amended, modified or re-enacted) or becomes unable to pay its debts within the meaning of section 123(2) of the Insolvency Act 1986 (as amended, modified or re-enacted); or

(b) an order is made or an effective resolution is passed for the winding up of the Relevant Entity (except for the purposes of or pursuant to an amalgamation, restructuring or merger previously approved by the Note Trustee or the Security Trustee, as the case may be (or as approved in writing by an Extraordinary Resolution (as defined in the Third Issuer Trust Deed) of the Class A Noteholders); or

(c) proceedings are otherwise initiated against the Relevant Entity under any applicable liquidation, insolvency, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition for an administration order) and (except in the case of presentation of a petition for an administration order) such proceedings are not, in the opinion of the Note Trustee or the Security Trustee (as the case may be), being disputed in good faith with a reasonable prospect of success; or an administration order being granted or an administrative receiver or other receiver, liquidator or other similar official being appointed in relation to the Relevant Entity or in relation to the whole or any substantial part of the undertaking or assets of the Relevant Entity; or an encumbrancer taking possession of the whole or any substantial part of the undertaking or assets of the Relevant Entity, or a distress, execution, diligence or other process being levied or enforced upon or sued out against the whole or any substantial part of the undertaking or assets of the Relevant Entity and such possession or process (as the case may be) not being discharged or not otherwise ceasing to apply within 30 days; or the Relevant Entity initiating or consenting to judicial proceedings relating to itself under applicable liquidation, insolvency, composition, reorganisation or other similar laws or making a conveyance or assignment for the benefit of its creditors generally;

"Interest Amounts" has the meaning given to it under Condition 4(d) of the Third Issuer Notes;

"Interest Determination Date" means, in relation to the Third Issuer Notes:

(a) in respect of the US Notes, the date which is two London Business Days before the first day of the Interest Period for which the relevant interest rate will apply;

(b) in respect of the Sterling Notes, in respect of the first interest period, the Closing Date, and in respect of subsequent Interest Periods, the first day of the Interest Period for which the relevant interest rate will apply; and

(c) in respect of the Euro Notes, the date which is two TARGET Business Days before the first day of the Interest Period for which the relevant interest rate will apply;

"Interest Period" means in relation to the Third Issuer Notes the period from (and including) a Payment Date (or in respect of the first Interest Period, the Closing Date) to (but excluding) the next following (or first) Payment Date;

"Issuer Amount" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Jersey Secured Property" means, as the context requires, the Third Issuer Jersey Secured Property or the Funding Jersey Secured Property;

"Jersey Security Interest" means a Security Interest created in accordance with Jersey law pursuant to any relevant Transaction Document;

"Junior Notes" means, in relation to the Third Issuer, the Class C Notes;

"Junior Noteholders" means the holders for the time being of the Class C Notes;

"Lead Managers" means, in relation to the Third Issuer Notes (1) in respect of the US Notes, Lehman Brothers Inc. and Merrill Lynch Pierce Fenner & Smith and
(2) in respect of the Reg S Notes, Lehman Brothers International (Europe) and Merrill Lynch International;

"Managers" means, in relation to the Reg S Notes, Lehman Brothers
International (Europe), Merrill Lynch International, Barclays Bank PLC, Bank Brussels Lambert N.V. and UBS AG, acting through its business group UBS Warburg;

"Master Definitions Schedule" means the master definitions schedule signed for the purposes of identification by Brown & Wood and Clifford Chance Limited Liability Partnership on or about 26 March 2001, as has been and may be amended, restated, varied or supplemented from time to time, which is a schedule of the definitions used in the Transaction Documents;

"Mezzanine Notes" means, in relation to the Third Issuer, the Class B Notes;

"Mezzanine Noteholders" means the holders for the time being of the Class B
Notes;

"Note Certificates" means any Global Note Certificates or Individual Note Certificates;

"Note Determination Date" means, in relation to the Third Issuer Notes, the Third Issuer Note Determination Date, in relation to any Previous Issuer Notes, the Distribution Date immediately preceding the relevant Payment Date and in relation to any New Notes, the Distribution Date immediately preceding the relevant Payment Date;

"Note Enforcement Notice" means, in relation to the Third Issuer, the Third Issuer Note Enforcement Notice, in relation to a Previous Issuer, a notice issued by the Note Trustee to such Previous Issuer and the Security Trustee on the occurrence of a Note Event of Default, declaring the Notes issued by a Previous Issuer or any class of such Notes to be due and repayable pursuant to the Conditions of such Previous Issuer Notes and in relation to any New Issuer, a notice issued by the Note Trustee to such New Issuer and the Security Trustee on the occurrence of a Note Event of Default declaring the Notes issued by such New Issuer or any class of such Notes to be due and repayable pursuant to Conditions of such New Notes;

"Note Event of Default" means, in relation to the Third Issuer, a Third Issuer Note Event of Default, in relation to a Previous Issuer, the occurrence of an event of default by such Previous Issuer as specified in the relevant Conditions of the Notes issued by such Previous Issuer and in relation to any New Issuer, the occurrence of an event of default by the relevant Issuer as specified in the relevant Conditions of the Notes issued by such New Issuer;

"Noteholders" means, in relation to the Third Issuer Notes, the Class A Noteholders, the Class B Noteholders, the Class C Noteholders and the Series 2 Class D Noteholders or any of them, in relation to any Previous Issuer Notes, the holders for the time being of such Previous Issuer Notes, and, in relation to any New Notes, the holders for the time being of such New Notes;

"Notes" means, in relation to the Third Issuer, the Third Issuer Notes, in relation to any Previous Issuer, such Previous Issuer Notes and, in relation to any New Issuer, the New Notes issued by such New Issuer;

"notice" means, in respect of notice being given to the Noteholders, a notice duly given in accordance with, in the case of the Third Issuer Notes, Condition 14 of the Third Issuer Notes, in the case of any Previous Issuer Notes, the relevant equivalent Condition of such Previous Issuer Notes or, in the case of any New Notes, the relevant equivalent Condition of such New Notes;

"Offering Circular" means, in relation to the Third Issuer Notes, the offering circular dated 14 March 2002 relating to the issue of the Reg S Notes and, in relation to Notes issued by any Previous Issuer or New Issuer, the offering circular relating to the Reg S Notes issued by such Previous Issuer or New Issuer including, in each case, the Prospectus attached thereto;

"Officers' Certificate" means with respect to any Person, a certificate signed by any director or equivalent officer of such Person. Each such certificate shall include the statements provided for in Clause 16 of the Third Issuer Trust Deed if and to the extent required by the provisions thereof;

"Opinion of Counsel" means an opinion in writing signed by legal counsel who shall be acceptable to the Note Trustee and who may be counsel to the Third Issuer or to an affiliate of the Third Issuer or to such other party as the Note Trustee may from time to time agree. Each such opinion shall include the statements provided for in Clause 16 of the Third Issuer Trust Deed if and to the extent required by the provisions hereof;

"Paying Agent and Agent Bank Agreement" means, in relation to the Third Issuer, the Third Issuer Paying Agent and Agent Bank Agreement, in relation to any Previous Issuer, the paying agent and agent bank agreement with respect to such Previous Issuer, and, in relation to any New Issuer, the paying agent and agent bank agreement as defined in the Issuer Master Definitions Schedule relating to such New Issuer;

"Paying Agents" means the Principal Paying Agent and the US Paying Agent initially appointed as paying agents pursuant to the Third Issuer Paying and Agent Bank Agreement or, if applicable, any successor paying agents;

"Payment Date" means:

(a) in relation to the Notes (other than the Series 3 Class A Notes) the twentieth day of July, October, January and April in each year, beginning in July 2002;

(b) in relation to the Series 3 Class A Notes, the twentieth day of April in each year (beginning in April 2003) up to and including the earliest of
     (i) the Payment Date in April 2007, (ii) the occurrence of a Trigger Event or (iii) enforcement of the Third Issuer Security, and thereafter the twentieth day of July, October, January and April in each year, beginning with the first such date to occur following such earliest event to occur, or, in both of the preceding cases, if such day is not a Business day, the next succeeding Business day;

"Pool Factor" has the meaning specified in Condition 5(C) of the Third Issuer Notes;

"Potential Third Issuer Event of Default" has the same meaning as "Potential Note Event of Default";

"Preliminary Offering Circular" means, in relation to the Third Issuer Notes, the preliminary offering circular dated 1 March 2002 relating to the Reg S Notes and, in relation to Notes issued by any Previous Issuer or New Issuer, the preliminary offering circular relating to the Reg S Notes issued by such Previous Issuer or New Issuer including, in each case, the Preliminary Prospectus attached thereto;

"Preliminary Prospectus" means, in relation to the Third Issuer Notes, the preliminary prospectus dated 1 March 2002 relating to the US Notes and, in relation to Notes issued by any Previous Issuer or New Issuer, the preliminary prospectus relating to the US Notes issued by such Previous Issuer or New Issuer;

"Principal Amount Outstanding" in relation to the Third Issuer Notes, has the meaning set out in Condition 5(C) of the Third Issuer Notes, in relation to any Previous Issuer Notes, has the meaning set out in the Conditions of such Previous Issuer Notes, and in relation to any New Notes, has the meaning set out in the Conditions of such New Notes;

"Principal Paying Agent" means in relation to the Third Issuer Notes, Citibank, N.A., whose principal office is 5 Carmelite Street, London EC4Y 0PA, in its capacity as principal paying agent at its specified office initially appointed as a principal paying agent pursuant to the Third Issuer Principal Paying and Agent Bank Agreement or, if applicable, any successor principal paying agent at its specified office;

"Prospectus" means, in relation to the Third Issuer Notes, the prospectus dated 14 March 2002 relating to the US Notes and, in relation to Notes issued by any Previous Issuer or New Issuer, the prospectus relating to the US Notes issued by such Previous Issuer or New Issuer;

"Proxy" has the meaning specified in Schedule 4 to the Third Issuer Trust Deed;

"Rate of Interest" in relation to the Third Issuer Notes, has the meaning given in Condition 4 of the Third Issuer Notes, in relation to any Previous Issuer Notes, has the meaning set out in the Conditions of such Previous Issuer Notes and, in relation to any New Notes, has the meaning set out in the Conditions of such New Notes;

"Rating Agencies" means S&P, Moody's and Fitch, and "Rating Agency" means any of them;

"Record Date" means the fifteenth day before the due date for any payment on the Notes;

"Reference Banks" means the principal London office of each of Citibank N.A., ABN AMRO Bank N.V., Barclays Bank plc and JPMorgan Chase Bank or any bank that replaces such bank;

"Reference Lenders" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Register" means the register of Noteholders kept by the Registrar and which records the identity of each Noteholder and the number of Notes that each Noteholder owns;

"Registrar" in respect of the Third Issuer Notes, means Citibank, N.A., acting through its office at 5 Carmelite Street, London EC4Y 0PA appointed initially pursuant to the Third Issuer Paying Agent and Agent Bank Agreement or, if applicable, any successor registrar at its specified office, and procured by the Third Issuer to maintain the Register;

"Registration Statement" means the registration statement on Form S-11 (No. 333-83194) as filed with the SEC;

"Regulation S Legend" has the meaning given to it in Section 16 of Schedule 2 to the Third Issuer Paying Agent and Agent Bank Agreement;

"Regulations" means as the context may require either (i) the Unfair Terms in Consumer Contracts Regulations 1999 and/or, as applicable, the Unfair Terms in Consumer Contracts Regulations 1994 or (ii) the Regulations set out in
Schedule 2 to the Third Issuer Paying Agent and Agent Bank Agreement;

"Relevant Margin" has the meaning specified in Condition 4 of the Third Issuer Notes;

"Relevant Note" has the meaning specified in Schedule 4 to the Third Issuer Trust Deed;

"Relevant Screen Rate" has the meaning specified in Condition 4 of the Third Issuer Notes;

"Representative" has the meaning specified in Schedule 4 to the Third Issuer Trust Deed;

"Security Documents" means the Third Issuer Deed of Charge, the Funding Deed of Charge and each Deed of Accession entered into pursuant to the Funding Deed of Charge and any other security document entered into pursuant to any of the foregoing;

"Senior Notes" means, in relation to the Third Issuer, the Class A Notes;

"Senior Noteholders" means the holders for the time being of the Class A Notes;

"Series 1 Class A1 Dollar Currency Swap" means, in relation to the Third Issuer, the Sterling-Dollar currency swap transaction which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 1 Class A1 Notes in Dollars;

"Series 1 Class A2 Dollar Currency Swap" means, in relation to the Third Issuer, the Sterling-Dollar currency swap transaction which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 1 Class A2 Notes in Dollars;

"Series 1 Class A1 Dollar Currency Swap Provider" means the Third Issuer Dollar Currency Swap Provider;

"Series 1 Class A2 Dollar Currency Swap Provider" means the Third Issuer Dollar Currency Swap Provider;

"Series 1 Class A1 Global Note Certificate" means the Global Note Certificate to be issued in respect of the Series 1 Class A1 Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"Series 1 Class A2 Global Note Certificate" means the Global Note Certificate to be issued in respect of the Series 1 Class A2 Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"Series 1 Class A Global Note Certificates" means the Series 1 Class A1 Global Note Certificate and the Series 1 Class A2 Global Note Certificate and the "Series 1 Class A Global Note Certificate" means any one of them;

"Series 1 Class A Noteholders" means the Series 1 Class A1 Noteholders and the Series 1 Class A2 Noteholders or any of them;

"Series 1 Class A1 Noteholders" means the holders for the time being of the Series 1 Class A1 Notes;

"Series 1 Class A2 Noteholders" means the holders for the time being of the Series 1 Class A2 Notes;

"Series 1 Class A Notes" means the Series 1 Class A1 Notes and the Series 2 Class A2 Notes or any of them;

"Series 1 Class A1 Notes" means the notes in the denominations of $10,000 or $100,000 comprising the $704,200,000 Floating Rate Notes Due October 2016 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 1 Class A1 Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause
3.2 (Forms of Global Note Certificates) of the Third Issuer Trust Deed) the Series 1 Class A1 Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 1 Class A2 Notes" means the notes in the denominations of $10,000 or $100,000 comprising the $1,274,400,000 Floating Rate Notes Due July 2019 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 1 Class A2 Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause 3.2 (Forms of Global Note Certificates) of the Third Issuer Trust Deed) the Series 1 Class A2 Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 1 Class B Dollar Currency Swap" means, in relation to the Third Issuer, the Sterling-Dollar currency swap transaction, which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 1 Class B Notes in Dollars;

"Series 1 Class B Dollar Currency Swap Provider" means the Third Issuer Dollar Currency Swap Provider;

"Series 1 Class B Global Note Certificate" means the Global Note Certificate to be issued in respect of the Series 1 Class B Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"Series 1 Class B Noteholders" means the holders for the time being of the Series 1 Class B Notes;

"Series 1 Class B Notes" means the notes in the denominations of $10,000 or $100,000 comprising the $69,700,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 1 Class B Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause 3.2 (Form of Global Note Certificates) of the Third Issuer Trust Deed) the Series 1 Class B Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 1 Class C Dollar Currency Swap" means, in relation to the Third Issuer, the Sterling-Dollar currency swap transaction, which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 1 Class C Notes in Dollars;

"Series 1 Class C Dollar Currency Swap Provider" means the Third Issuer Dollar Currency Swap Provider;

"Series 1 Class C Global Note Certificate" means the Global Note Certificate to be issued in respect of the Series 1 Class C Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"Series 1 Class C Noteholders" means the holders for the time being of the Series 1 Class C Notes;

"Series 1 Class C Notes" means the notes in the denominations of $10,000 or $100,000 comprising the $96,500,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and includes any replacement Series 1 Class C Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause 3.2 (Forms of Global Note Certificates) of the Third Issuer Trust Deed) the Series 1 Class C Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 1 Global Note Certificates" means collectively the Series 1 Class A Global Note Certificates, the Series 1 Class B Global Note Certificate and the Series 1 Class C Global Note Certificate and "Series 1 Global Note Certificate" means any one of them;

"Series 1 Notes" means collectively the Series 1 Class A Notes, the Series 1 Class B Notes and the Series 1 Class C Notes;

"Series 2 Class A Global Note Certificate" means the Global Note Certificate to be issued in respect of the Series 2 Class A Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"Series 2 Class A Noteholders" means the holders for the time being of the Series 2 Class A Notes;

"Series 2 Class A Notes" means the notes in the denominations of (pound)10,000 or (pound)100,000 comprising the (pound)460,000,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 2 Class A Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause
3.2 (Forms of Global Note Certificates) of the Third Issuer Trust Deed) the Series 2 Class A Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 2 Class B Global Note Certificate" means the Global Note Certificate to be issued in respect of the Series 2 Class B Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"Series 2 Class B Noteholders" means the holders for the time being of the Series 2 Class B Notes;

"Series 2 Class B Notes" means the notes in the denominations of (pound)10,000 or (pound)100,000 each comprising the (pound)16,200,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 2 Class B Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause
3.2 (Forms of Global Note Certificates) of the Third Issuer Trust Deed) the Series 2 Class B Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 2 Class C Global Note Certificate" means the Global Note Certificate to be issued in respect of the Series 2 Class C Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer

Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"Series 2 Class C Noteholders" means the holders for the time being of the Series 2 Class C Notes;

"Series 2 Class C Notes" means the notes in the denominations of (pound)10,000 or (pound)100,000 comprising the (pound)22,500,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 2 Class C Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause
3.2 (Forms of Global Note Certificates) of the Third Issuer Trust Deed) the Series 2 Class C Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 2 Class D Global Note Certificate" means the Global Note Certificate to be issued in respect of the Series 2 Class D Global Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed

"Series 2 Class D Noteholders" means the holders for the time being of the Series 2 Class D Notes;

"Series 2 Class D Notes" means the notes in denominations of (pound)10,000 or (pound)100,000 comprising the (pound)15,000,000 Floating Rate Notes due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, on as the case may be a specific number thereof and including any replacement Series 2 Class D Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause 3.2 (Forms of Global Note Certificates) of the Third Issuer Trust Deed) the Series 2 Class D Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 2 Global Note Certificates" means collectively the Series 2 Class A Global Note Certificate, the Series 2 Class B Global Note Certificate, the Series 2 Class C Global Note Certificate and the Series 2 Class D Global Note Certificate and "Series 2 Global Note Certificate" means any one of them;

"Series 2 Notes" means collectively the Series 2 Class A Notes, the Series 2 Class B Notes, the Series 2 Class C Notes and the Series 2 Class D Notes;

"Series 3 Class A Annual Payment Date" means the twentieth day of April in each year until the earlier of (i) the twentieth day of April 2007, (ii) the occurrence of a Trigger Event, or (iii) enforcement of the Third Issuer Security in accordance with the Third Issuer Deed of Charge, and thereafter the twentieth day of July, October, January and April in each year, beginning with the first such date to occur following such earliest event to occur, or if any such day is not a Business Day, the next Succeeding Business Day.

"Series 3 Class A Global Note Certificate" means the Global Note Certificate to be issued in respect of the Series 3 Class A Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"Series 3 Class A Euro Currency Swap" means, in relation to the Third Issuer, the Sterling-Euro currency swap transaction which enables the Third Issuer to receive and pay amounts under the Third

Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 3 Class A Notes in Euros;

"Series 3 Class A Noteholders" means the holders for the time being of the Series 3 Class A Notes;

"Series 3 Class A Notes" means the notes in the denominations of (euro)10,000 or (euro)100,000 comprising the (euro)600,000,000 Fixed/Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 3 Class A Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause
3.2 (Forms of Global Note Certificates) of the Third Issuer Trust Deed) the Series 3 Class A Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 3 Class A Quarterly Payment Date" means the twentieth day of January, April, July and October in each year or, if any such day is not a Business Day, the next Business Day beginning in April 2003;

"Series 3 Class B Global Note Certificate" means the Global Note Certificate to be issued in respect of the Series 3 Class B Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"Series 3 Class B Euro Currency Swap" means, in relation to the Third Issuer, the Sterling-Euro currency swap transaction which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 3 Class B Notes in Euros;

"Series 3 Class B Noteholders" means the holders for the time being of the Series 3 Class B Notes;

"Series 3 Class B Notes" means the notes in the denominations of (euro)10,000 or (euro)100,000 each comprising the (euro)21,100,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 3 Class B Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause
3.2 (Forms of Global Note Certificates) of the Third Issuer Trust Deed) the Series 3 Class B Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 3 Class C Global Note Certificate means the Global Note Certificate to be issued in respect of the Series 3 Class C Notes pursuant to Clause 3.1 (Global Note Certificates) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"Series 3 Class C Euro Currency Swap" means, in relation to the Third Issuer, the Sterling-Euro currency swap transaction which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 3 Class C Notes in Euros;

"Series 3 Class C Noteholders" means the holders for the time being of the Series 3 Class C Notes;

"Series 3 Class C Notes" means the notes in the denominations of (euro)10,000 or (euro)100,000 comprising the (euro)29,300,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 3 Class C Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (Global Note Certificates) and Clause 3.2 (Forms of Global Note Certificates) of the Third Issuer Trust Deed) the Series 3 Class C Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"Series 3 Global Note Certificates" means collectively the Series 3 Class A Global Note Certificate, the Series 3 Class B Global Note Certificate and the Series 3 Class C Global Note Certificate and "Series 3 Global Note Certificate" means any one of them;

"Series 3 Notes" means collectively the Series 3 Class A Notes, the Series 3 Class B Notes and the Series 3 Class C Notes;

"Special Notes" means, in relation to the Third Issuer, the Class D Notes;

"Special Noteholders" means the holders for the time being of the Class D
Notes;

"Specified Office" means, as the context may require, in relation to any of the Agents, the office specified against the name of such Agent in the Third Issuer Paying Agent and Agent Bank Agreement or such other specified notice as may be notified to the Third Issuer and the Note Trustee pursuant to the Third Issuer Paying Agent and Agent Bank Agreement;

"Step-up Date" means the Payment Date in respect of an Issuer on which the interest rate on the Notes issued by such Issuer increases by a pre-determined amount following the payment made by such Issuer on such Payment Date, which date in respect of the Third Issuer is the Payment Date occurring in April 2007;

"Sterling Notes" means, in relation to the Third Issuer, the Series 2 Notes and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer in Sterling;

"Subordinated Principal Test":

     (a) in respect of the Third Issuer Notes, means the test which is satisfied (1) on any Payment Date occurring on or after the fourth anniversary of the Closing Date; and (2) on any Payment Date on which (a) the percentage equal to the aggregate Principal Amount Outstanding of the Class B Notes and the Class C Notes as at that Payment Date over the aggregate Principal Amount Outstanding of the Third Issuer Notes as at that Payment Date is greater than (b) the product of (i) 2 and (ii) the percentage equal to the aggregate Principal Amount Outstanding of the Class B Notes and the Class C Notes as at the Closing Date over the aggregate Principal Amount Outstanding of the Third Issuer Notes as at the Closing Date; or

     (b) in respect of any Previous Issuer Notes, has the meaning given to it in the Issuer Master Definitions Schedule relating to that Previous Issuer;

     (c) in respect of any New Notes issued by any New Issuer, has the meaning given to it in the Issuer Master Definitions Schedule relating to that New Issuer;

"Swap Collateral" means any asset (including, without limitation, Cash and/or securities) paid or transferred to the Third Issuer by a Third Issuer Swap Provider in accordance with the terms of the relevant Third Issuer Swap Agreement as collateral to secure the performance of that Third Issuer Swap Provider's obligations under the relevant Third Issuer Swap Agreement together with any income or distributions received in respect of such asset and any equivalent of or replacement of such asset into which such asset is transformed;

"Swap Collateral Accounts" means the Swap Collateral Cash Account and the Swap Collateral Securities Account;

"Swap Collateral Ancillary Document" means any document (including, without limitation, any custodial agreement or bank account agreement but excluding the Third Issuer Swap Agreements, the Third Issuer Cash Management Agreement and the Third Issuer Deed of Charge) as may be entered into by the Issuer from to time in connection with Swap Collateral;

"Swap Collateral Available Principal Amount" means, at any time, the amount of Swap Collateral which under the terms of the relevant Third Issuer Swap Agreement may be applied at that time in satisfaction of the relevant Third Issuer Swap Provider's obligations to the Third Issuer to the extent that such obligations relate to payments to be made in connection with the Third Issuer Pre-Enforcement Principal Priority of Payments or Third Issuer Post-Enforcement Priority of Payments, as the case may be;

"Swap Collateral Available Revenue Amount" means, at any time, the amount of Swap Collateral which under the terms of the relevant Third Issuer Swap Agreement may be applied at that time in satisfaction of the relevant Third Issuer Swap Provider's obligations to the Third Issuer to the extent that such obligations relate to payments to be made in connection with the Third Issuer Pre-Enforcement Revenue Priority of Payments or Third Issuer Post-Enforcement Priority of Payments, as the case may be;

"Swap Collateral Cash Account" means an account opened in the name of the Third Issuer for the purpose of holding Swap Collateral in Cash and maintained in accordance with the terms of the Third Issuer Cash Management Agreement;

"Swap Collateral Excluded Amount" means, at any time, the amount of Swap Collateral which may not be applied at that time in satisfaction of the relevant Third Issuer Swap Provider's obligations to the Third Issuer under the terms of the relevant Third Issuer Swap Agreement;

"Swap Collateral Ledger" means the ledger and any sub-ledgers maintained by the Third Issuer Cash Manager in the books of the Third Issuer in accordance with Clause 5.6 (Posted Collateral) of the Third Issuer Cash Management Agreement;

"Swap Collateral Securities Account" means a securities account opened in the name of the Third Issuer for the purpose of holding Swap Collateral in the form of securities and maintained in accordance with the terms of the Third Issuer Cash Management Agreement;

"Swap Provider Amount" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Telerate Page No. 3750" means the display designated as Page 3750 on the Dow-Jones/Telerate Monitor Service (or such other page as may replace Telerate Page No. 3750 on that service or such other service as may be nominated by the British Bankers' Association (including the Reuters Screen) as the information vendor for the purposes of displaying British Bankers' Association Interest Settlement Rates for deposits in the currency concerned);

"Third Issuer" means Granite Mortgages 02-1 plc, a company incorporated with limited liability under the laws of England and Wales, registered number 4340767;

"Third Issuer Account Bank" means the bank at which the Third Issuer Bank Accounts are maintained from time to time, Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, or any other Authorised Entity appointed by the Third Issuer in accordance with the Third Issuer Transaction Documents;

"Third Issuer Available Principal Receipts" means:

(1) prior to enforcement of the Third Issuer Security, in respect of any Payment Date the sum calculated by the Third Issuer Cash Manager on the Distribution Date immediately preceding such Payment Date equal to:

     (a) all principal amounts repaid by Funding to the Third Issuer under the Third Issuer Intercompany Loan during the period from (but excluding) the immediately preceding Payment Date to (and including) such Payment Date; and

     (b) all Third Issuer Available Revenue Receipts which are to be used on that Payment Date to credit any Third Issuer Principal Deficiency Sub Ledger,

     Less

     (c) the aggregate amount of all Third Issuer Principal Receipts to be applied on the relevant Payment Date to pay items (A) through (E),
          (G) or (I) of the Third Issuer Pre-Enforcement Revenue Priority of Payments; and

(2) following enforcement of the Third Issuer Security, in respect of any Payment Date the sum calculated by or on behalf of the Note Trustee on the Distribution Date immediately preceding such Payment Date as the amount to be repaid by the Third Issuer under the Third Issuer Intercompany Loan during the relevant Interest Period and/or the sum otherwise recovered by the Note Trustee (or the Receiver appointed on its behalf) representing the Principal Amount Outstanding of the Notes;

"Third Issuer Available Revenue Receipts" for the Third Issuer in respect of any Payment Date will be an amount equal to the sum of (1) interest, fees and any other amount (not including principal), if any, paid by Funding on the relevant Payment Date under the terms of the Third Issuer Intercompany Loan Agreement, (2) other net income of the Third Issuer (not otherwise included in (1) above or (3) below) including amounts received by the Third Issuer under the Third Issuer Swap Agreements on the relevant Payment Date (other than any early termination amounts received by the Third Issuer under the Third Issuer Swap Agreements), (3) interest payable on the Third Issuer Bank Accounts and any income from Authorised Investments made with funds standing to the credit of the Third Issuer Bank Accounts, in each case which has been or will be received on or before the relevant Payment Date; (4) (only to the extent required after making the relevant calculations set out in the Third Issuer Cash Management Agreement), the amount of Third Issuer Principal Receipts (if any) which are to be applied on the relevant Payment Date to pay items (A) through (E), (G) and/or (I) of the Third Issuer Pre-Enforcement Revenue Priority of Payments;

"Third Issuer Bank Account Agreement" means the bank account agreement dated on or about the Closing Date between the Third Issuer, the Seller, the Third Issuer Cash Manager, the Third Issuer Account Bank and the Note Trustee;

"Third Issuer Bank Accounts" means the Third Issuer Transaction Accounts and also includes any additional or replacement bank account opened in the name of the Third Issuer from time to time with the prior written consent of the Note Trustee and the Rating Agencies;

"Third Issuer Basis Rate Swap" means the swap transaction documented under the Third Issuer Basis Rate Swap Agreement;

"Third Issuer Basis Rate Swap Agreement" means the ISDA Master Agreement, Schedule and Confirmation thereto each entered into on or about the Closing Date and any Credit Support Annex entered into at any time among the Third Issuer, the Third Issuer Basis Rate Swap Provider and the Note Trustee, as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement basis rate swap agreement entered into by the Third Issuer from time to time in accordance with the Transaction Documents;

"Third Issuer Basis Rate Swap Provider" means Northern Rock and/or, as applicable, any other basis rate swap provider appointed from time to time by the Third Issuer in accordance with the Third Issuer Transaction Documents;

"Third Issuer Cash Management Agreement" means the cash management agreement entered into on or about the Closing Date between the Third Issuer Cash Manager, the Third Issuer and the Note Trustee, as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement cash management agreement entered into by the Third Issuer from time to time in connection with the Third Issuer Notes;

"Third Issuer Cash Management Services" means the services to be provided to the Third Issuer and the Note Trustee by the Third Issuer Cash Manager pursuant to the Third Issuer Cash Management Agreement;

"Third Issuer Cash Manager" means Northern Rock acting pursuant to the Third Issuer Cash Management Agreement as agent for the Third Issuer and the Note Trustee in managing all cash transactions and maintaining certain ledgers on behalf of the Third Issuer;

"Third Issuer Cash Manager Termination Event" means any of the events specified in paragraphs (a) through (c) of Clause 12.1 of the Third Issuer Cash Management Agreement;

"Third Issuer Charged Property" means the property, assets and undertakings of the Third Issuer which from time to time are or are expressed to be mortgaged, charged, assigned, pledged or otherwise encumbered to, or in favour of, the Note Trustee for itself and for the Third Issuer Secured Creditors under the Third Issuer Deed of Charge or any other Third Issuer Transaction Document;

"Third Issuer Conditions" or "Third Issuer Terms and Conditions" means the terms and conditions to be endorsed on the Third Issuer Notes, substantially in the form set out in Schedule 3 to the Third Issuer Trust Deed, as any of the same may be amended, varied or restated in accordance with the provisions of the Third Issuer Trust Deed, and any reference to a numbered Condition shall be construed accordingly;

"Third Issuer Corporate Services Agreement" means the corporate services agreement entered into on or before the Closing Date between, inter alia, the Third Issuer Corporate Services Provider, Holdings, the Third Issuer Post Enforcement Call Option Holder, the Third Issuer and Northern Rock for the provision by the Third Issuer Corporate Services Provider of certain corporate services with respect to Holdings, the Third Issuer Post Enforcement Call Option Holder and the Third Issuer as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement corporate services agreement entered into by such parties from time to time in accordance with the Third Issuer Transaction Documents;

"Third Issuer Corporate Services Provider" means in relation to any of the Third Issuer, Holdings or the Third Issuer Post Enforcement Call Option Holder, Law Debenture Corporate Services Limited or such other person or persons for the time being acting as corporate services provider under the Third Issuer Corporate Services Agreement;

"Third Issuer Currency Swaps" means the Third Issuer Dollar Currency Swaps and the Third Issuer Euro Currency Swaps;

"Third Issuer Currency Swap Agreements" means the Third Issuer Dollar Currency Swap Agreement and the Third Issuer Euro Currency Swap Agreement;

"Third Issuer Currency Swap Providers" means the Third Issuer Dollar Currency Swap Provider and the Third Issuer Euro Currency Swap Provider;

"Third Issuer Deed of Accession" means the deed of accession entered into on or about the Closing Date between Funding, the Security Trustee, the Third Issuer, the Third Issuer Start-Up Loan Provider and others whereby, among other things, the Third Issuer and the Third Issuer Start-Up Loan Provider accede to the provisions of the Funding Deed of Charge;

"Third Issuer Deed of Charge" means the deed of charge entered into on or about the Closing Date between the Third Issuer, the Note Trustee, the Third Issuer Swap Providers, the Third Issuer Corporate Services Provider, the Third Issuer Account Bank, the Third Issuer Cash Manager, the Principal Paying Agent and the other Agents appointed pursuant to the Third Issuer Paying Agent and Agent Bank Agreement as may be amended, restated, varied or supplemented from time in accordance with the Third Issuer Transaction Documents;

"Third Issuer Dollar Account" means the account of the Third Issuer (account number 10408158) held with the Third Issuer Account Bank, denominated in U.S. Dollars and maintained subject to the terms of the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge, or any additional or replacement account denominated in U.S. Dollars as may for the time being be in place with the prior consent of the Note Trustee;

"Third Issuer Dollar Currency Swap Agreement" means the ISDA Master Agreement, Schedule and Confirmations thereto entered into on or about the Closing Date and any Credit Support Annexes entered into at any time among the Third Issuer, the Third Issuer Dollar Currency Swap Provider and the Note Trustee, as may be amended, restated varied or supplemented from time to time and shall include any additional and/or replacement currency swap agreement entered into by the Third Issuer from time to time in connection with the Third Issuer Notes;

"Third Issuer Dollar Currency Swap Provider" means Credit Suisse First Boston International as swap counterparty to the Third Issuer under the Third Issuer Dollar Currency Swap Agreement;

"Third Issuer Dollar Currency Swap Rates" means, in relation to the Third Issuer Notes, the rates at which Dollars are converted to Sterling or, as the case may be, Sterling is converted to Dollars pursuant to the applicable Third Issuer Dollar Currency Swap or, if there is no relevant Third Issuer Dollar Currency Swap Agreement in effect at such time, in relation to such class of Notes, the "spot" rate at which Dollars are converted to Sterling or, as the case may be, Sterling is converted to Dollars, on the foreign exchange markets;

"Third Issuer Dollar Currency Swaps" means, in relation to the Third Issuer, the Sterling-Dollar currency swap transactions which enable the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Dollar Notes in Dollars;

"Third Issuer Euro Account" means the account of the Third Issuer (account number 10408174) held with the Third Issuer Account Bank, denominated in Euro and maintained subject to the terms of the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge, or any additional or replacement account denominated in Euro as may for the time being be in place with the prior consent of the Note Trustee;

"Third Issuer Euro Currency Swap Agreement" means the ISDA Master Agreement, Schedule and Confirmations thereto entered into on or about the Closing Date and any Credit Support Annexes entered into at any time among the Third Issuer, the Third Issuer Euro Currency Swap Provider and the Note Trustee, as may be amended, restated varied or supplemented from time to time and shall include any additional and/or replacement currency swap agreement entered into by the Third Issuer from time to time in connection with the Third Issuer Notes;

"Third Issuer Euro Currency Swap Provider" means Credit Suisse First Boston International as swap counterparty to the Third Issuer under the Third Issuer Euro Currency Swap Agreement;

"Third Issuer Euro Currency Swap Rates" means, in relation to the Third Issuer Notes, the rates at which Euro is converted to Sterling or, as the case may be, Sterling is converted to Euro pursuant to the applicable Third Issuer Euro Currency Swap or, if there is no relevant Third Issuer Euro Currency Swap Agreement in effect at such time, in relation to such class of Notes, the "spot" rate at which Euro is converted to Sterling or, as the case may be, Sterling is converted to Euro, on the foreign exchange markets;

"Third Issuer Euro Currency Swaps" means, in relation to the Third Issuer, the Sterling-Euro currency swap transactions which enable the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Euro Notes in Euro;

"Third Issuer Event of Default" means a Third Issuer Note Event of Default;

"Third Issuer Income Deficit" means the amount of the shortfall between Third Issuer Available Revenue Receipts and the amounts required to pay items (A) through (E) (inclusive) and (G) and (I) of the Third Issuer Pre-Enforcement Revenue Priority of Payments;

"Third Issuer Intercompany Loan" means the loan made by the Third Issuer to Funding on or about the Closing Date pursuant to the Third Issuer Intercompany Loan Agreement;

"Third Issuer Intercompany Loan Agreement" means together the Third Issuer Intercompany Loan Confirmation and the Intercompany Loan Terms and Conditions;

"Third Issuer Intercompany Loan Confirmation" means the loan confirmation in respect of the Third Issuer Intercompany Loan Agreement entered into on or about the Closing Date and made between Funding, the Third Issuer, the Security Trustee and the Third Issuer Agent Bank;

"Third Issuer Intercompany Loan Event of Default" means the occurrence of an Intercompany Loan Event of Default as specified in the Third Issuer Intercompany Loan Agreement;

"Third Issuer Jersey Enforcement Notice" has the meaning given to it in Clause 3 of the Third Issuer Deed of Charge;

"Third Issuer Jersey Secured Property" means, at any time, the Third Issuer Charged Property which is situated in Jersey at such time;

"Third Issuer Ledgers" means the Third Issuer Revenue Ledger, the Third Issuer Principal Ledger, the Current Issuer Reserve Fund Ledger, the Current Issuer Liquidity Reserve Ledger and the Third Issuer Principal Deficiency Ledger and the Swap Collateral Ledger and any other ledger required to be maintained pursuant to the Third Issuer Cash Management Agreement;

"Third Issuer Master Definitions Schedule" means this master definitions schedule relating to the Third Issuer and the Third Issuer Transaction Documents signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on or about the Closing Date, as the same may be amended, restated and supplemented from time to time;

"Third Issuer Note Determination Date" means the Distribution Date immediately preceding each Payment Date;

"Third Issuer Note Enforcement Notice" means a notice issued by the Note Trustee to the Third Issuer and the Security Trustee declaring any of the Third Issuer Notes to be due and repayable pursuant to Condition 9 of the Third Issuer Notes;

"Third Issuer Note Event of Default" means the occurrence of an event of default by the Third Issuer as specified in Condition 9 of the Third Issuer Notes;

"Third Issuer Notes" means the US Notes and Reg S Notes issued by the Third Issuer or any of them as the context may require;

"Third Issuer Paying Agent and Agent Bank Agreement" means the paying agent and agent bank agreement to be entered into on or about the Closing Date between, inter alios, the Third Issuer, the Note Trustee, the Principal Paying Agent, the US Paying Agent and the other Agents and any other agreement for the time being in force appointing successor agents and shall include any additional and/or replacement paying agent and agent bank agreement entered into by the Third Issuer from time to time in accordance with the Transaction Documents;

"Third Issuer Post-Enforcement Call Option Agreement" means the post-enforcement call option agreement to be entered into on or about the Closing Date between the Third Issuer, the Third Issuer Post-Enforcement Call Option Holder and the Note Trustee;

Third Issuer Post-Enforcement Call Option Holder" means GPCH Limited, a company incorporated with limited liability under the laws of England and Wales, registered number 4128437, or such other person or persons for the time being acting as post-enforcement call option holder under the Third Issuer Post-Enforcement Call Option Agreement;

"Third Issuer Post-Enforcement Priority of Payments" means the order of priority of payments in which Third Issuer Available Revenue Receipts, Third Issuer Available Principal Receipts and all other monies and proceeds received or recovered by or on behalf of the Third Issuer or the Note Trustee or any Receiver will be applied following enforcement of the Third Issuer Security and as set out in Schedule 2 to the Third Issuer Deed of Charge (as the same may be amended or varied from time to time in accordance with the Third Issuer Transaction Documents);

"Third Issuer Potential Note Event of Default" means any condition, event or act which with the lapse of time and/or the giving of any notice and/or determination of materiality and/or fulfilment of any similar condition would constitute a Third Issuer Note Event of Default;

"Third Issuer Pre-Enforcement Principal Priority of Payments" means the order of priority of payments in which the Third Issuer Available Principal Receipts will be applied until enforcement of the Third Issuer Security as set out in
Schedule 2 to the Third Issuer Cash Management Agreement (as the same may be amended or varied from time to time in accordance with the Third Issuer Transaction Documents);

"Third Issuer Pre-Enforcement Priority of Payments" means, as applicable, any of the Third Issuer Pre-Enforcement Revenue Priority of Payments or the Third Issuer Pre-Enforcement Principal Priority of Payments;

"Third Issuer Pre-Enforcement Revenue Priority of Payments" means the order of priority of payments in which the Third Issuer Available Revenue Receipts will be applied until enforcement of the Third Issuer Security as set out in
Schedule 2 to the Third Issuer Cash Management Agreement (as the same may be amended or varied from time to time in accordance with the Third Issuer Transaction Documents);

"Third Issuer Principal Deficiency Ledger" means the ledger maintained by the Third Issuer Cash Manager in the name of the Third Issuer which will be established on the Closing Date and will be sub-divided into sub ledgers corresponding to the Class A Notes, the Class B Notes and the Class C Notes in order to record Losses on Mortgage Loans allocated to the Third Issuer Intercompany Loan which are to be applied to such Third Issuer Notes (other than the Series 2 Class D Notes), the application of Third Issuer Available Principal Receipts in paying interest on such Third Issuer Notes (other than the Series 2 Class D Notes) and certain amounts ranking in priority thereto in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments and the application by Funding of Issuer Allocable Principal Receipts of the Third Issuer to fund or replenish the Current Issuer Liquidity Reserve Fund (if any);

"Third Issuer Principal Deficiency Sub Ledger" means any of the Class A Principal Deficiency Sub Ledger, the Class B Principal Deficiency Sub Ledger or the Class C Principal Deficiency Sub Ledger;

"Third Issuer Principal Ledger" means the ledger maintained by the Third Issuer Cash Manager pursuant to the Third Issuer Cash Management Agreement to record the Third Issuer Principal Receipts standing to the credit of each of the Third Issuer Transaction Accounts from time to time;

"Third Issuer Principal Receipts" means on any Payment Date principal amounts repaid by Funding in respect of the Third Issuer Intercompany Loan on such Payment Date;

"Third Issuer Priority of Payments" means, as applicable, any of the Third Issuer Pre-Enforcement Revenue Priority of Payments, the Third Issuer Pre-Enforcement Principal Priority of Payments or the Third Issuer Post-Enforcement Priority of Payments;

"Third Issuer Revenue Ledger" means the ledger maintained by the Third Issuer Cash Manager pursuant to the Third Issuer Cash Management Agreement to record the Third Issuer Revenue Receipts standing to the credit of the Third Issuer Transaction Accounts from time to time;

"Third Issuer Revenue Receipts" means for the Third Issuer in respect of any Payment Date an amount equal to the sum of (1) interest, fees and any other amount (not including principal), if any, paid by Funding on such Payment Date under the terms of the Third Issuer Intercompany Loan Agreement; (2) other net income of the Third Issuer (not otherwise included in (1) above or (3) below) including amounts received by the Third Issuer under the Third Issuer Swap Agreements on the such Payment Date (other than any early termination amounts received by the Third Issuer under the Third Issuer Swap Agreements) (3) interest received on the Third Issuer Bank Accounts and any income from Authorised Investments made with funds standing to the credit of the Third Issuer Bank Accounts, in each case which has been or will be received on or before such Payment Date; (in each case for the avoidance of doubt not including amounts received in respect of principal);

"Third Issuer Secured Creditors" means the Note Trustee (and any Receiver appointed pursuant to the Third Issuer Deed of Charge), the Third Issuer Swap Providers, the Third Issuer Corporate Services Provider, the Third Issuer Account Bank, the Third Issuer Cash Manager, the Paying Agents, the Agent Bank, the Registrar, the Transfer Agent and the Noteholders;

"Third Issuer Secured Obligations" means any and all of the monies, obligations and liabilities which the Third Issuer covenants to pay or discharge under or pursuant to Clause 2 of the Third Issuer Deed of Charge and all other amounts owed by it to the Third Issuer Secured Creditors under and pursuant to the Third Issuer Transaction Documents;

"Third Issuer Security" means the security granted by the Third Issuer under or pursuant to the Third Issuer Deed of Charge in favour of the Note Trustee for the benefit of the Third Issuer Secured Creditors;

"Third Issuer Start-up Loan" means the start-up loan that the Third Issuer Start-up Loan Provider shall make available to Funding pursuant to the Third Issuer Start-up Loan Agreement;

"Third Issuer Start-up Loan Agreement" means the agreement entered into on or about the Closing Date between Funding, the Third Issuer Start-up Loan Provider and the Security Trustee relating to the provision of the Third Issuer Start-up Loan to Funding as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement start-up loan agreement entered into by such parties in accordance with the Third Issuer Transaction Documents;

"Third Issuer Start-up Loan Provider" means Northern Rock, in its capacity as provider of the Third Issuer Start-up Loan and/or such other person or persons for the time being the lender under the Third Issuer Start-up Loan Agreement;

"Third Issuer Sterling Account" means the account of the Third Issuer (sort code 18-50-08, account number 10408166) held with the Third Issuer Account Bank, denominated in Sterling and maintained subject to the terms of the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge, or any additional or replacement account denominated in Sterling as may for the time being be in place with the prior consent of the Note Trustee;

"Third Issuer Subscription Agreement" means with respect to the Third Issuer Notes, the subscription agreement relating to the sale of the Reg S Notes, dated 14 March 2002 between the Third Issuer, Funding, the Mortgages Trustee, Lehman Brothers International (Europe), Merrill Lynch International and the other Managers;

"Third Issuer Swap Agreements" means the Third Issuer Basis Rate Swap Agreement, the Third Issuer Dollar Currency Swap Agreement and the Third Issuer Euro Currency Swap Agreement and "Third Issuer Swap Agreement" means any one of them;

"Third Issuer Swap Providers" means the Third Issuer Basis Rate Swap Provider, the Third Issuer Dollar Currency Swap Provider and the Third Issuer Euro Currency Swap Provider and "Third Issuer Swap Provider" means any one of them;

"Third Issuer Transaction Accounts" means the day to day bank accounts of the Third Issuer, held with the Third Issuer Account Bank and comprising the Third Issuer Euro Account, the Third Issuer Sterling Account and the Third Issuer Dollar Account as at the Closing Date, or any other account of the Third Issuer that may be opened, with the prior approval of the Note Trustee, after the Closing Date, and maintained subject to the terms of the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge;

"Third Issuer Transaction Document" means any of the following documents:

(a)  the Third Issuer Subscription Agreement;

(b)  the Third Issuer Underwriting Agreement;

(c)  the Third Issuer Intercompany Loan Agreement;

(d)  the Third Issuer Deed of Charge;

(e)  the Third Issuer Deed of Accession;

(f)  the Third Issuer Basis Rate Swap Agreement;

(g)  the Third Issuer Dollar Currency Swap Agreement;

(h)  the Third Issuer Euro Currency Swap Agreement;

(i)  the Third Issuer Trust Deed;

(j)  the Third Issuer Paying Agent and Agent Bank Agreement;

(k)  the Third Issuer Cash Management Agreement;

(l)  the Third Issuer Post-Enforcement Call Option Agreement;

(m)  the Third Issuer Bank Account Agreement;

(n)  the Third Issuer Notes;

(o)  the Third Issuer Corporate Services Agreement

(p)  the Third Issuer Start-up Loan Agreement;

(q)  any Swap Collateral Ancillary Document; and

(r) each other document entered into or to be entered into by the Third Issuer pursuant to or in connection with any of the above documents (including any agreement entered into by the Third Issuer as a replacement of any of the above agreements upon the termination thereof);

"Third Issuer Trust Deed" means the trust deed entered into on or about the Closing Date between the Third Issuer and the Note Trustee constituting the Third Issuer Notes;

"Third Issuer Underwriting Agreement" means in relation to the Third Issuer Notes, the underwriting agreement relating to the sale of the US Notes, dated 14 March 2002, among the Third Issuer, Funding, the Mortgages Trustee, Lehman Brothers Inc., Merrill Lynch Pierce Fenner & Smith and the other Underwriters;

"Three Month LIBOR" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Transaction Document" means any of the following documents:

(a)  the Mortgages Trust Deed;

(b)  the Mortgage Sale Agreement;

(c)  the Funding Deed of Charge;

(d)  the Administration Agreement;

(e)  the Cash Management Agreement;

(f)  the Funding Guaranteed Investment Contract;

(g)  the Mortgages Trustee Guaranteed Investment Contract;

(h)  the Bank Account Agreement;

(i)  the Collection Bank Agreement;

(j)  the Share Trust Deed;

(k)  each Corporate Services Agreement; and

(l)  the Third Issuer Transaction Documents;

"Transfer Agent" means Citibank, N.A., acting through its Specified Office at 5 Carmelite Street, London EC4Y 0PA, and initially appointed by the Third Issuer under the Third Issuer Paying Agent and Agent Bank Agreement to administer the transfer of Third Issuer Notes, or such other person for the time being acting as Transfer Agent under the Third Issuer Paying Agent and Agent Bank Agreement;

"Trust Deed" means, in relation to the Third Issuer, the Third Issuer Trust Deed and, in relation to any Previous Issuer or New Issuer, the trust deed entered into on the relevant Closing Date constituting the Notes issued by such Previous Issuer or New Issuer;

"Trustee Acts" means both the Trustee Act 1925 and the Trustee Act 2000 of England and Wales;

"Underwriters" means, in respect of the Third Issuer Notes, Lehman Brothers Inc., Merrill Lynch Pierce Fenner & Smith Incorporated, Salomon Smith Barney Inc, UBS Warburg LLC and J.P. Morgan Securities Inc.;

"US Paying Agent" means Citibank N.A. acting through its New York office as paying agent in the United States of America;

"Variable Rate Ratio" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Variable Rate Spread" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"Variable Rate Swap SVR" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement; and

"Weighted Average Fixed Rate" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement.

2.   Interpretation and Construction

Any reference in this Third Issuer Master Definitions Schedule or any Transaction Document to:

     "agreed form" means, in relation to any document, the draft of that document the form of which has been agreed between the parties thereto (or if such document is delivered pursuant to another Transaction Document, between the parties to such Transaction Document) and initialled on their behalf for the purpose of identification;

     the "assets" of any person shall be construed as a reference to the whole or any part of its business, undertakings, property, intellectual property, shares, securities, debts, accounts, revenues (including any right to receive revenues), goodwill, shareholdings and uncalled capital including premium whether now or hereafter acquired and any other assets whatsoever;

     "disposal" shall be construed as any sale, lease, transfer, conveyance, assignment, assignation, licence, sub-licence or other disposal and "dispose" shall be construed accordingly;

     a "guarantee" means any guarantee, bond, indemnity, letter of credit, third party security or other legally binding assurance against financial loss granted by one person in respect of any indebtedness of another person, or any agreement to assume any indebtedness of any other person or to supply funds or to invest in any manner whatsoever in such other person by reason of, or otherwise in relation to, indebtedness of such other person;

     "indebtedness" shall be construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

     a "month" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month save that, where any such period would otherwise end on a day which is not a business day, it shall end on the next business day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the preceding business day, provided that, if a period starts on the last business day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last business day in that later month (and references to "months" shall be construed accordingly);

     "party" shall be construed as a party to a particular agreement, as the case may be;

     "subsidiary" means, (a) a subsidiary within the meaning of Section 736 of the Companies Act 1985, and (b) unless the context requires otherwise, a subsidiary undertaking within the meaning of Section 258 of the Companies Act 1985;

     "VAT" means value added tax imposed by the United Kingdom as referred to in the Value Added Tax Act 1994 and legislation (whether delegated or otherwise) replacing the same or supplemental thereto or in any primary or subordinate legislation promulgated by the European Union or any official body or agency thereof, and any similar turnover tax replacing or introduced in addition to any of the same;

     a "wholly-owned subsidiary" of a company or corporation shall be construed as a reference to any company or corporation which has no other members except that other company or corporation and that other company's or corporation's wholly-owned subsidiaries or persons acting on behalf of that other company or corporation or its wholly-owned subsidiaries; and

     the "winding-up" or "administration" of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, bankruptcy, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors.

2.1 "(pound)", "sterling", "Sterling" or "pounds sterling" denotes the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland; "(euro)", "euro" or "Euro" denotes the lawful currency for the time being of the member states of the European Union that adopt the single currency introduced at the start of the third stage of European Economic Monetary Union pursuant to the Treaty of Rome of 25th March, 1957, establishing the European Community as amended from time to time and as amended by, inter alia, the Treaty of European Union of 7th February, 1992; "$", "US$", "US dollars", "dollars" or "Dollars" denotes the lawful currency for the time being of the United States of America.

2.2 In this Third Issuer Master Definitions Schedule and in any of the Transaction Documents in which this Third Issuer Master Definitions
     Schedule is expressed to be incorporated or to which this Third Issuer Master Definitions Schedule is expressed to apply:

     (a) words denoting the singular number only shall include the plural number also and vice versa;

     (b)  words denoting one gender only shall include the other genders;

     (c) words denoting persons only shall include firms and corporations and vice versa;

     (d) references to any statutory provision shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any such re-enactment;

     (e) references to any agreement or other document (including any of the Transaction Documents) shall be deemed also to refer to such agreement or document as amended, varied, supplemented or novated from time to time;

     (f) clause, paragraph and schedule headings are for ease of reference only;

     (g) reference to a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted to the extent such amendment or re-enactment is substantially to the same effect as such statute on the date hereof;

     (h) unless stated otherwise reference to a time of day shall be construed as a reference to London (GMT) time; and

     (i) references to any person shall include references to his successors, transferees and assigns and any person deriving title under or through him.

2.3 Any requirement in any Transaction Document for any action to be taken according to the standards of a "reasonable, prudent mortgage lender" shall be satisfied by the relevant party taking the relevant action in accordance with the Seller's Policy from time to time.

2.4 Save as provided otherwise, where any obligation in a Transaction Document is owed to more than one party that obligation is owed to each of them separately and may be enforced by any of them.

3.   Governing Law

This Third Issuer Master Definitions Schedule is governed by, and shall be construed in accordance with, the laws of England.

                                  SCHEDULE 1
                            STANDARD DOCUMENTATION

         Part 1 Documents Used in the Origination of any Mortgage Type
-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
A          Mortgage Brochures, including:

-----------------------------------------------------------------------------------------------------------------
A1         Hard to beat - Mortgages - An Introduction       Dev 3  1.6.95        From 1 Jun 1995 to Apr 1997
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A2         Mortgages - A guide to costs                     Dev 143 1.7.95       From 1 Jul 1995 to Jul 1995
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A3         Mortgages - A guide to costs                     Dev 143  14.7.95     From 14 Jul 1995 to Sep 1995
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A4         Mortgages - A guide to costs                     Dev 143  4.9.95      From 4 Sep 1995 to Nov 1995
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A5         Mortgages - A guide to costs                     Dev 143 30.11.95     From 30 Nov 1995 to Dec 1995
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A6         Mortgages - A guide to costs                     Dev 143 13.12.95     From 13 Dec 1995 to Mar 1996
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A7         Mortgages - A guide to costs                     Dev 143 8.3.96       From 8 Mar 1996 to Jun 1996
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A8         Mortgages - A guide to costs                     Dev 143 10.6.96      From 10 Jun 1996 to Feb 1997
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A9         Mortgages - A guide to costs                     Dev 143 11.2.97      From 11 Feb 1997 to Mar 1997
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A10        You and your mortgage - The Mortgage Code
           [Introductory leaflet]
-----------------------------------------------------------------------------------------------------------------
A11        The Mortgage Code                                First Edition:       From Mar 1997
                                                            March 1997
-----------------------------------------------------------------------------------------------------------------
A12        Mortgages - A guide to costs                     Dev 143 27.3.97      From 27 Mar 1997 to May 1997
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A13        Hard to beat - Mortgages - An Introduction       Dev 3  10.4.97       From 10 Apr 1997 to Jul 1997
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A14        Mortgages - A guide to costs                     Dev 143 6.5.97       From 6 May 1997 to Jul 1997
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A15        Hard to beat - Mortgages - An Introduction       Dev 3  1.7.97        From 1 Jul 1997 to Oct 1997
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A16        Mortgages - A guide to costs - Hard to Beat      Dev 143 11.7.97      From 11 Jul 1997 to Oct 1997
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
A17        Hard to beat - Mortgages - An Introduction       MAR 1  1.10.97       From 1 Oct 1997 to Dec 1997
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A18        Mortgages - A guide to costs - Hard to Beat      MAR 2 1.10.97        From 1 Oct 1997 to Nov 1997
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A19        Mortgages - A guide to costs - Hard to Beat      MAR 2 12.11.97       From 12 Nov 1997 to Feb 1998
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A20        Hard to beat - Mortgages - An Introduction       MAR 1 15.12.97       From 15 Dec 1997 to Feb 1998
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
A21        Hard to beat - Mortgages - An Introduction       MAR 1  12.2.98       From 12 Feb 1998 to Oct 1998
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A22        Mortgages - A guide to costs - Hard to Beat      MAR 2 12.2.98        From 12 Feb 1998 to Jun 1998
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A23        The Mortgage Code                                Second Edition:      From Apr 1998
                                                            April 1998
-----------------------------------------------------------------------------------------------------------------
A24        Mortgages - A guide to costs - Hard to Beat      MAR 2/8267 17.6.98   From 17 Jun 1998 to Oct 1998
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A25        Mortgages - A guide to costs - Hard to Beat      MAR 2/8528 8.10.98   From 8 Oct 1998 to Nov 1998
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A26        Hard to beat - Mortgages - An Introduction       MAR 1 23.10.98       From 23 Oct 1998 to Feb 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A27        Mortgages - A guide to costs - Hard to Beat      MAR 2/8600 5.11.98   From 5 Nov 1998 to Jan 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A28        Mortgages - A guide to costs - Hard to Beat      MAR 2/8729 7.1.99    From 7 Jan 1999 to Feb 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A29        Mortgages - A guide to costs - Hard to Beat      MAR 2/8789 4.2.99    From 4 Feb 1999 to Apr 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A30        Mortgages - An Introduction                      MAR 1  25.2.99       From 25 Feb 1999 to Jun 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A31        Mortgages - A guide to costs - Hard to Beat      MAR 2/8923 13.4.99   From 13 Apr 1999 to to Jun 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A32        Mortgages - the details                          MAR 23/8958          From 16 Jun 1999 to Jan 2000
           Northern Rock plc                                16.6.99
-----------------------------------------------------------------------------------------------------------------
A33        Mortgages - the costs                            MAR 244/8958         From 16 Jun 1999 to Jun 1999
           Northern Rock plc                                16.6.99
-----------------------------------------------------------------------------------------------------------------
A34        Mortgages - the costs                            MAR 244/9115         From 28 Jun 1999 to Nov 1999
           Northern Rock plc                                28.6.99
-----------------------------------------------------------------------------------------------------------------
A35        Mortgages - the costs                            MAR 244/9489         From 9 Nov 1999 to Jan 2000
           Northern Rock plc                                9.11.99
-----------------------------------------------------------------------------------------------------------------
A36        Mortgages - the details                          MAR 235/9611         From 4 Jan 2000 to May 2000
           Northern Rock plc                                4.1.2000
-----------------------------------------------------------------------------------------------------------------
A37        Mortgages - the costs                            MAR 244/9679         From 17 Jan 2000 to Mar 2000
           Northern Rock plc                                17.1.2000
-----------------------------------------------------------------------------------------------------------------
A38        Be straight with me - Mortgage costs in black    MAR 244/9815         From 4 Mar 2000 to Apr 2000
           and white                                        4.3.2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A39        Be straight with me - Mortgage costs in black    MAR 244/10029        From 27 Apr 2000 to Jan 2001
           and white                                        27.4.2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A40        Give me the facts - Mortgage details explained   MAR 235/9666 and     From 1 May 2000 to Oct 2000
           Northern Rock plc                                5.2000
-----------------------------------------------------------------------------------------------------------------
A41        Give me a choice - Mortgage deals to suit        MAR 236/10198 and    From 28 Jun 2000 to Aug 2000
           everyone                                         28.6.2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A42        Give me a choice - Mortgage deals to suit        MAR 236/10332        From 4 Aug 2000
           everyone                                         4.8.2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------



                                      2


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
A43        Give me the facts - Mortgage details explained   MAR 235/10554 and    From Oct 2000 to Jan 2001
           Northern Rock plc                                10.2000
-----------------------------------------------------------------------------------------------------------------
A44        Give me the facts                                MAR 235/10899        From 10 Jan 2001 to Sep 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A45        Be straight with me - Mortgage costs in black    MAR 244/10868        From 10 Jan 2001 to Feb 2001
           and white                                        10.1.2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A46        Be straight with me - Mortgage costs in black    MAR 244/10998        From 8 Feb 2001 to Apr 2001
           and white                                        8.2.2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A47        Be straight with me - Mortgage costs in black    MAR 244/11170        From 5 Apr 2001 to May 2001
           and white                                        5.4.2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A48        Be straight with me - Mortgage costs in black    MAR 244/11281        From 10 May 2001 to Aug 2001
           and white                                        10.5.2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A49        Be straight with me - Mortgage costs in black    MAR 244/11592        From 2 Aug 2001 to sep 2001
           and white                                        2.8.2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A50        Give me the facts                                MAR 235/11679        From 3 Sep 2001
           Northern Rock plc                                3.9.2001
-----------------------------------------------------------------------------------------------------------------
A51        Be straight with me - Mortgage costs in black    MAR 244/11592        From 3 Sep 2001 to Sep 2001
           and white                                        3.9.2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A52        Be straight with me - Mortgage costs in black    MAR 244/11807        From 19 Sep 2001 to Oct 2001
           and white                                        19.9.2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A53        Be straight with me - Mortgage costs in black    MAR 244/11855        From 4 Oct 2001 to Nov 2001
           and white                                        4.10.2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
A54        Be straight with me - Mortgage costs in black    MAR 244/11973        From 8 Nov 2001
           and white                                        8.11.2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
B          Mortgage Summary Information - Borrowers,                             (i.e. given to Borrowers dealing
           including:                                                            directly with Northern Rock)
-----------------------------------------------------------------------------------------------------------------
B1         Update 18th September 2000                       MAR 236 18.9.2000    From 18 Sept 2000
-----------------------------------------------------------------------------------------------------------------
B2         Update 2nd October 2000                          MAR 236 2.10.2000    From 02 Oct 2000
-----------------------------------------------------------------------------------------------------------------
B3         Update 22nd November 2000                        MAR 236 22.11.2000   From 22 Nov 2000
-----------------------------------------------------------------------------------------------------------------
B4         Update 10th January 2001                         MAR 236 10.1.2001    From 10 Jan 2001
-----------------------------------------------------------------------------------------------------------------
B5         Update 1st February 2001                         MAR 236 1.2.2001     From 01 Feb 2001
-----------------------------------------------------------------------------------------------------------------
B6         Update 12th February 2001                        MAR 236 12.2.2001    From 12 Feb 2001
-----------------------------------------------------------------------------------------------------------------
B7         Update 22nd February 2001                        MAR 236 22.2.2001    From 22 Feb 2001
-----------------------------------------------------------------------------------------------------------------



                                      3


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
B8         Update 6th April 2001                            MAR 236 6.4.2001     From 06 Apr 2001
-----------------------------------------------------------------------------------------------------------------
B9         Update 10th May 2001                             MAR 236 10.5.2001    From 10 May 2001
-----------------------------------------------------------------------------------------------------------------
B10        Update 22nd June 2001                            MAR 236 22.6.2001    From 22 June 2001
-----------------------------------------------------------------------------------------------------------------
B11        Update 2nd August 2001                           MAR 236 2.8.2001     From 02 Aug 2001
-----------------------------------------------------------------------------------------------------------------
B12        Update 3rd September 2001                        MAR 236 3.9.2001     From 03 Sept 2001
-----------------------------------------------------------------------------------------------------------------
B13        Update 19th September 2001                       MAR 236 19.9.2001    From 19 Sept 2001
-----------------------------------------------------------------------------------------------------------------
B14        Update 4th October 2001                          MAR 236 4.10.2001    From 04 Oct 2001
-----------------------------------------------------------------------------------------------------------------
B15        Update 5th December 2001                         MAR 236 5.12.2001    From 05 Dec 2001
-----------------------------------------------------------------------------------------------------------------
B16        Update 7th January 2002                          MAR 236 7.1.2002     From 07 Jan 2002
-----------------------------------------------------------------------------------------------------------------
B17        Update 15th January 2002                         MAR 236 15.1.2002    From 15 Jan 2002
-----------------------------------------------------------------------------------------------------------------
B18        Update 25th January 2002                         MAR 236 25.1.2002    From 25 Jan 2002
-----------------------------------------------------------------------------------------------------------------
B19        Update 9th February 2002                         MAR 236 09.2.2002    From 9 Feb 2002
-----------------------------------------------------------------------------------------------------------------
C          Mortgage Summary Information - Brokers,                               (i.e. given to Borrowers dealing
           including:                                                            directly with Northern Rock)
-----------------------------------------------------------------------------------------------------------------
C1         Mortgage Update                                                       Regular editions from
                                                                                 17 Nov 1994 onwards
-----------------------------------------------------------------------------------------------------------------
D          Mortgage Advice - Borrowers, including:                               (i.e. given to Borrowers dealing
                                                                                 directly with Northern Rock)
-----------------------------------------------------------------------------------------------------------------
D1         Mortgage Product Advice and Recommendation       Valid September      From Sep 2000
                                                            2000
-----------------------------------------------------------------------------------------------------------------
E          Offers of Advance, including:
-----------------------------------------------------------------------------------------------------------------
E1         Offer of Advance                                 ADV6F/0396           From Mar 1996
           (with General Conditions on reverse)
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
E2         Offer of Advance                                 ADV6B/0300           From Mar 2000
           (with General Conditions on reverse)                                  In triplicate - white, blue and
           Northern Rock plc                                                     green copies.
-----------------------------------------------------------------------------------------------------------------
E3         Terms and Conditions - Solicitor Copy            OBS1/0900 on cover   From Sep 2000
           Northern Rock plc                                OBS2/0900 on
                                                            reverse
-----------------------------------------------------------------------------------------------------------------
E4         Terms and Conditions - Applicant Copy            OBA1/0900 on cover   From Sep 2000
           Northern Rock plc                                OBA2/0900 on
                                                            reverse
-----------------------------------------------------------------------------------------------------------------



                                      4


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
E5         Terms and Conditions - Applicant Copy            OBA1/0101 on cover   From Jan 2001
           Northern Rock plc                                OBA2/0101 on
                                                            reverse
-----------------------------------------------------------------------------------------------------------------
E6         Revised Offer of Loan [Northern Rock copy]                            From July 2001 - used in
           Northern Rock plc                                                     conjunction with General
                                                                                 Conditions introduced on
                                                                                 same date
-----------------------------------------------------------------------------------------------------------------
F          General Conditions (used on reverse of Offer
           of Advance), including:
-----------------------------------------------------------------------------------------------------------------
F1         General Conditions                               [ADV6/1094]          From Oct 1994 to Jun 1995
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
F2         General Conditions                               ADV6/0695            From Jun 1995 to Jul 1995
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
F3         General Conditions                               ADV6/0795            From Jul 1995 to Jan 1996
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
F4         General Conditions                               ADV6/0196            From Jan 1996 to Dec 1996
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
F5         General Conditions                               ADV6/1296            From Dec 1996 to ?
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
F6         General Conditions                               ADV6B/1296           From Dec 1996 to Oct 1997
           Northern Rock Building Society                                        [Offer of Advance ADV6F/0396 on
                                                                                 the reverse]
-----------------------------------------------------------------------------------------------------------------
F7         General Conditions                               ADV6B/1097           From Oct 1997 to Dec 1997
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
F8         General Conditions                               ADV6B/1297           From Dec 1997 to Jan 1998
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
F9         General Conditions                               ADV6B/0198           From Jan 1998 to Jun 1998
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
F10        General Conditions                               ADV6B/0698           From Jun1998 to Jan 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
F11        General Conditions                               ADV6B/0199           From Jan 1999 to Sep 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
F12        General Conditions                               ADV6B/0999           From Sep 1999 to Mar 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
F13        General Conditions                               ADV6B/0300           From Mar 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
F14        General Conditions                               ADV282/ July 2001    From July 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
G          Mortgage Conditions/Building Society Rules,
           including:
-----------------------------------------------------------------------------------------------------------------
G1         Rules of Northern Rock Building Society          GEN 128/1.94         From 28 Apr 1992
-----------------------------------------------------------------------------------------------------------------
G2         Mortgage Conditions 1995                         ADV72 06/95          From Jun 1995
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
G3         Mortgage Conditions 1997                         ADV 72 08/97         From Aug 1997
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
G4         Mortgage Conditions 2001                         ADV276 07/2001       From Oct 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------



                                      5


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
H          Occupiers Undertakings, including:
-----------------------------------------------------------------------------------------------------------------
H1         Agreement and Undertaking                        scjh0404/stand       ?
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
H2         Agreement and Undertaking                        (LIF)LIFE30          From Aug 1997
           Northern Rock
-----------------------------------------------------------------------------------------------------------------
H3         Agreement and Undertaking                        st/peps              From Oct 1997
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
H4         Agreement and Undertaking                        JAGO3/0500           From May 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
H5         Agreement and Undertaking                        UNDERTAK June 2000   From June 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
I          Mortgages of Life Policies/Individual Savers
           Account (ISA) Policy Scheme, including:
-----------------------------------------------------------------------------------------------------------------
I1         Mortgage of Life Policy                          SEC 16 /02.94        From Feb 1994
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
I2         Mortgage of Life Policy                          SEC 16 /06.95        From Jun 1995
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
I3         Mortgage of Life Policy                          SEC 16T /10.97       From Oct 1997
           Northern Rock Building Society/Northern
           Rock plc
-----------------------------------------------------------------------------------------------------------------
I4         Mortgage of Life Policy                          SEC 16 /10.97        From Oct 1997
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
I5         Notice of Assignment of Life Policy              ADV 29 /11.99        From Nov 1999
-----------------------------------------------------------------------------------------------------------------
I6         Individual Savers Account (ISA) Policy           JAGO2/0500           From May 2000
           Arrangements form
-----------------------------------------------------------------------------------------------------------------
I7         Deed of Guarantee                                SOL013 / July 2001   From Jul 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
J          Certificates of Title/Reports on Title and
           Instructions to Solicitors, including:
-----------------------------------------------------------------------------------------------------------------
J1         Report on Title and Funds Request (including     MA55 01/94           From Jan 1994
           Instructions to Solicitors/Licensed
           Conveyancers)
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
J2         Report on Title and Funds Request (including     MA55 /04.96          From Apr 1996
           Instructions to Solicitors/Licensed
           Conveyancers)
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
J3         Report on Title and Funds Request (including     MA55 /01.97          From Jan 1997
           Instructions to Solicitors/Licensed
           Conveyancers)
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
J4         Report on Title and Funds Request (including     MA55 /10.97          From Oct 1997
           Instructions to Solicitors/Licensed
           Conveyancers)
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
J5         Report on Title and Funds Request (including     MA55 /02.98          From Feb 1998
           Instructions to Solicitors/Licensed
           Conveyancers)
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------



                                      6


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
J6         Report on Title and Funds Request (including     MA55 /04.98          From Apr 1998
           Instructions to Solicitors/Licensed
           Conveyancers)
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
J7         Part 2 Instructions (in relation to the CML                           Offers of Advance issued from
           Lenders' Handbook for England & Wales)                                Summer 1999[?]
-----------------------------------------------------------------------------------------------------------------
J8         Certificate of Title                             MA72                 From Oct 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
J9         Certificate of Title                             JAGO4/0500           From May 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
J10        Part 2 Instructions (in relation to the CML                           Offers of Advance issued from 01
           Lenders' Handbook for England & Wales)                                Jun 2000[?]
-----------------------------------------------------------------------------------------------------------------
J11        Certificate of Title                             JAGO4/0700           From Jul 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
J12        Certificate of Title                             COT/0700             From Jul 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
J13        Part 2 Instructions (in relation to the CML                           Offers of Advance issued from
           Lenders' Handbook for England & Wales)                                late Summer 2000[?]
----------------------------------------------------------------------------------------------------------------
J14        Deeds Dematerialisation [Notice to solicitors]                        [From Apr 2000?]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
K          Schedules of Documents of Title, including:
-----------------------------------------------------------------------------------------------------------------
K1         Schedule of Documents of Title                   SEC 28/11.94         From Nov 1994
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
K2         Schedule of Documents of Title                   SEC 28/01.96         From Jan 1996
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
K3         Schedule of Documents of Title                   SEC28 /10.97         From Oct 1997
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
K4         Schedule of Documents of Title                   JAGO1/0500           From May 2000
           Northern Rock plc                                JAGO1B/0500
-----------------------------------------------------------------------------------------------------------------

               Part 2 Documents Used Only in the Origination of
    Standard Fixed Rate, Standard Variable Rate, Cashback, Capped, Tracker,
            CAT Standard, Discount and Discount for Life Mortgages

-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
L          Mortgage Application Forms - General, including:
-----------------------------------------------------------------------------------------------------------------
L1         Mortgage Application Form                        ADV 4. 05/95         From May 1995 to Mar 1996
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
L2         Mortgage Application Form                        ADV 4. 03/96         From Mar 1996 to Jul 1997
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
L3         Mortgage Application Form                        ADV 4. 07/97         From Jul 1997 to Oct 1997
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
L4         Mortgage Application Form                        ADV 4. 10/97         From Oct 1997 to Dec 1997
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
L5         Mortgage Application Form                        ADV 4. 12/97         From Dec 1997 to Mar 1998
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------



                                      7


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
L6         Mortgage Application Form                        ADV 4 DRTV 3/98      From Mar 1998 to Apr 1998
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
L7         Mortgage Application Form                        ADV 4. 4/98          From Apr 1998 to Jan 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
L8         Mortgage Application Form                        ADV 4. 1/99          From Jan 1999 to Feb 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
L9         Mortgage Application Form                        ADV 4. 2/00          From Feb 2000 to Jun 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
L10        Mortgage Application Form                        ADV 4. 6/00          From Jun 2000 to Dec 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
L11        Mortgage Application Form                        ADV4. 12/00          From Dec 2000 to Jan 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
L12        Mortgage Application Form                        ADV4. 01/01          From Jan 2001 to May 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
L13        Mortgage Application Form                        ADV4. 05/01          From May 2001 to Sept 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
L14        Mortgage Application Form                        ADV4. 09/01          From Sept 2001 to Oct 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
L15        Mortgage Application Form                        ADV4. 10/01          From Oct 2001 to
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
M          Mortgage Application Forms - Northern Rock
           Direct, including:
-----------------------------------------------------------------------------------------------------------------
M1         Your Direct Mortgage Application Form            Dev 439 4/97         From Apr 1997 to Oct 1997
           Northern Rock Direct/Northern Rock Building
           Society
-----------------------------------------------------------------------------------------------------------------
M2         Your Direct Mortgage Application Form            MAR 17b 1.10.97      From Oct 1997 to Dec 1997
           Northern Rock Direct/Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
M3         Your Direct Mortgage Application Form            MAR 17b 15.12.97     From Dec 1997 to May 1998
           Northern Rock Direct/Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
M4         Your Direct Mortgage Application Form            MAR 124 31 May       From May 1998 to ?
           Northern Rock Direct/Northern Rock plc           1998
-----------------------------------------------------------------------------------------------------------------
N          Application Forms - Specialist, including:
-----------------------------------------------------------------------------------------------------------------
N1         Secured Personal Loan Application Form           ADV 31. 1/99         From Jan 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
N2         Secured Personal Loan Application Form           ADV031 (8.5.2000)    From May 2000
           Northern Rock plc                                ADV031
                                                            (22.10.2001)
-----------------------------------------------------------------------------------------------------------------
O          Special Conditions (used with Offer of
           Advance), including:
-----------------------------------------------------------------------------------------------------------------
O1         Fixed Rate Mortgage Special Conditions                                Various editions
-----------------------------------------------------------------------------------------------------------------
O2         Variable Rate Mortgage - Cashback Special                             Various editions
           Conditions
-----------------------------------------------------------------------------------------------------------------
O3         Variable Rate Mortgage - Cashback without                             Various editions
           insurance Special Conditions
-----------------------------------------------------------------------------------------------------------------
O4         Discount Rate Mortgage Special Conditions                             Various editions
-----------------------------------------------------------------------------------------------------------------
O5         Capped Rate Mortgage Special Conditions                               Various editions
-----------------------------------------------------------------------------------------------------------------



                                      8


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
O6         Tracker Mortgage Special Conditions                                   Various editions
-----------------------------------------------------------------------------------------------------------------
O7         CAT Standard Mortgage Special Conditions                              Various editions
-----------------------------------------------------------------------------------------------------------------
P          Credit/Loan Agreements, including:
-----------------------------------------------------------------------------------------------------------------
P1         Credit Agreement Regulated by the Consumer       ACR1A/1097 on        From Oct 1997
           Credit Act 1974 - Flexible Plan                  "Original"
           ("Original" and "Copy" versions each with        ACR1B/1097 on
           Conditions on the reverse)                       "Copy"
           Northern Rock plc                                ACR1Z/1097 on
           [Used for Flexible Plan Loans up to              "Conditions"
           (pound)25,000]
-----------------------------------------------------------------------------------------------------------------
P2         Copy of Proposed Agreement Containing Your       ACR1Z/1097 on        From Oct 1997
           Right to Withdraw - Flexible Plan                "Conditions"
           (including Conditions on the reverse)
           Northern Rock plc
           [Used for Flexible Plan Loans up to
           (pound)25,000]
-----------------------------------------------------------------------------------------------------------------
P3         Loan Agreement - Flexible Plan                   [ACR2A/1097 on       From Oct 1997
           (including Conditions on the reverse)            "Original" /         [Check reference of "Original"]
           Northern Rock plc                                "Copy"?]
           [Used for Flexible Plan Loans over               ACR2Z/1097 on
           (pound)25,000]                                   "Conditions"
-----------------------------------------------------------------------------------------------------------------
P4         Credit Agreement Regulated by the Consumer       ADV135 10/97 on      From Oct 1997
           Credit Act 1974 - Personal Secured Loan          "Original" and
           ("Original" and "Copy" versions each with        "Copy"
           Conditions on the reverse)                       no ref on
           Northern Rock plc                                "Conditions")
           [Used for Personal Secured Loans up to
           (pound)25,000 - Variable Rate]
-----------------------------------------------------------------------------------------------------------------
P5         Copy of Proposed Credit Agreement Containing     ADV135 10/97 on      From Oct 1998
           Notice of Your Right to Withdraw - Personal      "Advance Copy"
           Secured Loan                                     no ref on
           ("Advance Copy" version including Conditions     "Conditions")
           on the reverse)
           Northern Rock plc
           [Used for Personal Secured Loans up to
           (pound)25,000 - Variable Rate]
-----------------------------------------------------------------------------------------------------------------
P6         Credit Agreement Regulated by the Consumer       ADV135 10/97 on      From Feb 1998
           Credit Act 1974 - Personal Secured Loan          "Original" and
           ("Original" and "Copy" versions each with        "Copy"
           Conditions on the reverse)                       ADV135 /02.98 on
           Northern Rock plc                                "Conditions")
           [Used for Personal Secured Loans up
           to(pound)25,000 - Variable Rate]
-----------------------------------------------------------------------------------------------------------------
P7         Credit Agreement Regulated by the Consumer       MAR 126 6/98 on      From Jun 1998
           Credit Act 1974                                  "Original" and
           ("Original" and "Copy" versions including        "Copy" no ref on
           Conditions on the reverse)                       "Conditions"
           Northern Rock plc
           [Used for Personal Secured Loans up
           to(pound)25,000 - Fixed Rate]
-----------------------------------------------------------------------------------------------------------------



                                      9


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
P8         Copy of Proposed Credit Agreement Containing     MAR 126 6/98 on      From Jun 1998
           Notice of Your Right to Withdraw                 "Advance Copy"
           ("Advance Copy" version including Conditions     no ref on
           on the reverse)                                  "Conditions"
           Northern Rock plc
           [Used for Personal Secured Loans up
           to(pound)25,000 - Fixed Rate]
-----------------------------------------------------------------------------------------------------------------
P9         Copy of Proposed Agreement Containing Your       ACR2A/1097 on        From Mar 2000
           Right to Withdraw - Flexible Plan                "Original"
           (including Conditions on the reverse)            ACR2Z/0300 on
           Northern Rock plc                                "Conditions"
           [Used for Flexible Plan Loans up to
           (pound)25,000]
-----------------------------------------------------------------------------------------------------------------
P10        Credit Agreement Regulated by the Consumer       MAR 126 4/00 on      From Apr 2000
           Credit Act 1974                                  "Original" no
           ("Original" version including Conditions         ref on
           on the reverse)                                  "Conditions"
           Northern Rock plc [Used for Personal
           Secured Loans up to (pound)25,000 -
           Fixed Rate]
-----------------------------------------------------------------------------------------------------------------
P11        Credit Agreement Regulated by the Consumer       CA135A/0900 on       From Sep 2000
           Credit Act 1974                                  "Original"
           ("Original" and "Copy" versions each with        CA135B/0900 on
           Conditions on the reverse)                       "Copy"
           Northern Rock plc                                CA135Z/0900 on
           [Used for Personal Secured Loans up              "Conditions"
           to(pound)25,000 - Variable Rate]
-----------------------------------------------------------------------------------------------------------------
P12        Copy of Proposed Agreement Containing Notice     CA135C/0900 on       From Sep 2000
           of Your Right to Withdraw                        "Advance Copy"
           ("Advance Copy" version with Conditions          CA135Z/0900 on
           on the reverse)                                  "Conditions"
           Northern Rock plc
           [Used for Personal Secured Loans up to
           (pound)25,000 - Variable Rate]
-----------------------------------------------------------------------------------------------------------------
P13        Credit Agreement Regulated by the Consumer       CA126A/0900 on       From Sep 2000
           Credit Act 1974                                  "Original"
           ("Original" and "Copy" versions each with        CA126B/0900 on
           Conditions on the reverse)                       "Copy"
           Northern Rock plc                                CA126Z/0900 on
           [Used for Personal Secured Loans                 "Conditions"
           - Variable Rate]
-----------------------------------------------------------------------------------------------------------------
P14        Copy of Proposed Agreement Containing Notice     CA126C/0900 on       From Sep 2000
           of Your Right to Withdraw                        "Advance Copy"
           ("Advance Copy" version with Conditions          CA126Z/0900 on
           on the reverse)                                  "Conditions"
           Northern Rock plc
           [Used for Personal Secured Loans
           - Variable Rate]
-----------------------------------------------------------------------------------------------------------------
P15        Credit Agreement Regulated by the Consumer       ACR1A/1000 on        From Oct 2000
           Credit Act 1974 - Flexible Plan                  "Original"
           ("Original" and "Copy" versions each with        ACR1B/1097 on
           Conditions on the reverse)                       "Copy"
           Northern Rock plc                                ACR1Z/1097 on
           [Used for Flexible Plan Loans up                 "Conditions"
           to (pound)25,000]
-----------------------------------------------------------------------------------------------------------------



                                      10


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
P16        Loan Agreement - Flexible Plan                   ACR2B/1000 on        From Oct 2000
           ("Original" version with Conditions on the       "Original"
           reverse)                                         ACR2Z/1000 on
           Northern Rock plc                                "Conditions"
           [Used for Flexible Plan Loans over
           (pound)25,000]
-----------------------------------------------------------------------------------------------------------------
P17        Loan Agreement - Flexible Plan                   ACR2C/1000 on        From Oct 2000
           ("Original" version with Conditions on the       "Original"
           reverse)                                         ACR2Z/1000 on
           Northern Rock plc                                "Conditions"
           [Used for Flexible Plan Loans over
           (pound)25,000]
-----------------------------------------------------------------------------------------------------------------
Q          Mortgage Deeds - General, including:
-----------------------------------------------------------------------------------------------------------------
Q1         Mortgage Deed (HMLR filing ref MD 144 E)         SEC 8/11.93          From Nov 1993
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
Q2         Mortgage Deed (HMLR filing ref MD 144 F)         SEC 8/06.95          From Jun 1995
           Northern Rock Building Society
-----------------------------------------------------------------------------------------------------------------
Q3         Mortgage Deed (HMLR filing ref MD542A)           SEC 8T /08.97        From Aug 1997
           Northern Rock Building Society/
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
Q4         Mortgage Deed (HMLR filing ref MD542A)           SEC 8 /10.97         From Oct 1997
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
Q5         Mortgage Deed (HMLR filing ref MD542B)           SEC 8 /10.97         From Oct 1997
           Northern Rock plc [Old logo]
-----------------------------------------------------------------------------------------------------------------
Q6         Mortgage Deed (HMLR filing ref MD542B)           SEC 8 /10.97         From Oct 1997
           Northern Rock plc [New logo]
-----------------------------------------------------------------------------------------------------------------
Q7         Mortgage Deed (HMLR filing ref MD691A)           SEC 070 07/01        From July 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
Q8         Mortgage Deed (HMLR filing ref MD691D)           SOL 11 07/01         From July 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R          Mortgage Deeds - Specialist, including:
-----------------------------------------------------------------------------------------------------------------
R1         Mortgage Deed (relating to a Regulated           SEC 52/06/95         From Jun 1995
           Agreement  under the Consumer Credit
           Act 1974) (HMLR filing ref MD 144 H)
           Northern Rock Building Society
           [Used for Flexible Plan CCA Loans]
-----------------------------------------------------------------------------------------------------------------
R2         Mortgage Deed (relating to a Regulated           SEC 52. 10/97        From Oct 1997
           Agreement under the Consumer Credit
           Act 1974) (HMLR filing ref MD 542 M)
           Northern Rock plc
           [Used for Flexible Plan CCA Loans]
-----------------------------------------------------------------------------------------------------------------
R3         Mortgage Deed (relating to a Regulated           SEC 52. 03/00        From Mar 2000
           Agreement under the Consumer Credit
           Act 1974) (HMLR filing ref MD 542 M)
           Northern Rock plc
           [Used for Flexible Plan CCA Loans]
-----------------------------------------------------------------------------------------------------------------
R4         Mortgage Deed (relating to a Regulated           MD1/0900 on          From Sep 2000
           Agreement under the Consumer Credit Act 1974)    cover and
           (HMLR filing ref MD 542 M)                       MD1B/0900 on
           Northern Rock plc                                reverse
           [Used for Flexible Plan CCA Loans]
-----------------------------------------------------------------------------------------------------------------



                                      11


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
R5         Mortgage Deed (HMLR filing ref MD 144 G)         SEC 54/06/95         From Jun 1995
           Northern Rock Building Society
           [Used for Flexible Plan - Non-CCA Loans]
-----------------------------------------------------------------------------------------------------------------
R6         Mortgage Deed (HMLR filing ref 542 N)            SEC 54. 10/97        From Oct 1997
           Northern Rock plc
           [Used for Flexible Plan - Non-CCA Loans]
-----------------------------------------------------------------------------------------------------------------
R7         Mortgage Deed (HMLR filing ref MD542 N)          SEC 54. 04.98        From Apr 1998
           Northern Rock plc
           [Used for Flexible Plan - Non-CCA Loans]
-----------------------------------------------------------------------------------------------------------------
R8         Mortgage Deed (HMLR filing ref MD 144 J)         SEC 44/06/95         From Jun 1995
           Northern Rock Building Society
           [Used for Flexible Plan - Non-CCA Loans]
-----------------------------------------------------------------------------------------------------------------
R9         Mortgage Deed (HMLR filing ref MD 542 L)         SEC 44. 10/97        From Oct 1997
           Northern Rock plc
           [Used for Flexible Plan - Non-CCA Loans]
-----------------------------------------------------------------------------------------------------------------
R10        Mortgage Deed (HMLR filing ref MD 542L)          MD2/0900 on          From Sep 2000
           Northern Rock plc                                cover and
           [Used for Flexible Plan - Non-CCA Loans]         MD2B/0900 on
                                                            reverse
-----------------------------------------------------------------------------------------------------------------

               Part 3 Documents Used Only in the Origination of
                  Together and Together Connections Mortgages

-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
R11        Mortgage Brochures, including:
-----------------------------------------------------------------------------------------------------------------
R12        What is it going to cost? [Together]             MAR 302/9662         From Mar 2000
           Northern Rock plc                                4.3.2000
-----------------------------------------------------------------------------------------------------------------
R13        What is it going to cost? [Together]             MAR 302/10028        From Apr 2000
           Northern Rock plc                                27.4.2000
-----------------------------------------------------------------------------------------------------------------
R14        What is it going to cost? [Together]             MAR 302/10329        From Aug 2000
           Northern Rock plc                                4.8.2000
-----------------------------------------------------------------------------------------------------------------
R15        What is it going to cost? [Together]             MAR 302/10521        From Oct 2000
           Northern Rock plc                                2.10.2000
-----------------------------------------------------------------------------------------------------------------
R16        What is it going to cost? [Together]             MAR 302/10715        From Nov 2000
           Northern Rock plc                                22.11.2000
-----------------------------------------------------------------------------------------------------------------
R17        What is it going to cost? [Together]             MAR 302/10999        From Feb 2001
           Northern Rock plc                                12.2.2001
-----------------------------------------------------------------------------------------------------------------
R18        Together what is it going to cost? 6th April     MAR 302 6.4.2001     From Apr 2001
           2001 [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R19        Together what is it going to cost? 10th May      MAR 302 10.5.2001    From May 2001
           2001 [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R20        Together what is it going to cost? 22nd June     MAR 302 22.6.2001    From Jun 2001
           2001 [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------



                                      12


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
R21        Together what is it going to cost? 2nd August    MAR 302 2.8.2001     From Aug 2001
           2001 [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R22        Together what is it going to cost? 3rd           MAR 302 3.9.2001     From Sep 2001
           September 2001 [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R23        Together what is it going to cost? 19th          MAR 302 19.9.2001    From Sep 2001
           September 2001 [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R24        Together what is it going to cost?               MAR 302 4.10.2001    From Oct 2001
           4th October 2001 [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R25        Together what is it going to cost?               MAR 302 8.11.2001    From Nov 2001
           8th November 2001 [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R26        Together what is it going to cost?               MAR 302 5.12.2001    From Dec 2001
           5th December 2001 [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R27        What's it going to cost? [Together               MAR 418/10935        From May 2001
           Connections] Northern Rock plc                   1.5.2001
-----------------------------------------------------------------------------------------------------------------
R28        What's it going to cost? [Together               MAR 418/11282        From May 2001
           Connections] Northern Rock plc                   10.5.2001
-----------------------------------------------------------------------------------------------------------------
R29        What's it going to cost? [Together               MAR 418/11457        From Jun 2001
           Connections] Northern Rock plc                   22.6.2001
-----------------------------------------------------------------------------------------------------------------
R30        What's it going to cost? [Together               MAR 418/11593        From Aug 2001
           Connections] Northern Rock plc                   2.8.2001
-----------------------------------------------------------------------------------------------------------------
R31        What's it going to cost? [Together               MAR 418/11706        From Sep 2001
           Connections] Northern Rock plc                   3.9.2001
-----------------------------------------------------------------------------------------------------------------
R32        What's it going to cost? [Together               MAR 418/11706        From Sep 2001
           Connections] Northern Rock plc                   19.9.2001
-----------------------------------------------------------------------------------------------------------------
R33        What's it going to cost? [Together               MAR 418/11706        From Oct 2001
           Connections] Northern Rock plc                   4.10.2001
-----------------------------------------------------------------------------------------------------------------
R34        What's it going to cost? [Together               MAR 418/11706        From Nov 2001
           Connections] Northern Rock plc                   8.11.2001
-----------------------------------------------------------------------------------------------------------------
R35        What's it going to cost? [Together               MAR 418/11706        From Dec 2001
           Connections] Northern Rock plc                   5.12.2001
-----------------------------------------------------------------------------------------------------------------
R36        How does it work? [Together]                     MAR 303/9662         From Mar 2000
           Northern Rock plc                                4.3.2000
-----------------------------------------------------------------------------------------------------------------
R37        How does it work? [Together]                     MAR303/10141         From Aug 2000
           Northern Rock plc                                4.8.2000
-----------------------------------------------------------------------------------------------------------------
R38        How does it work? [Together]                     MAR 303/10716        From Nov 2000
           Northern Rock plc                                22.11.2000
-----------------------------------------------------------------------------------------------------------------
R39        How does it work? [Together]                     MAR 303/11069        From Mar 2001
           Northern Rock plc                                1.3.2001
-----------------------------------------------------------------------------------------------------------------
R40        How does it work? [Together]                     MAR 303/11290        From May 2001
           Northern Rock plc                                10.5.2001
-----------------------------------------------------------------------------------------------------------------
R41        How does it work? [Together]                     MAR 303/11577        From Aug 2001
           Northern Rock plc                                2.8.2001
-----------------------------------------------------------------------------------------------------------------



                                      13


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
R42        How does it work? [Together]                     MAR 303/11756        From Sep 2001
           Northern Rock plc                                10.9.2001
-----------------------------------------------------------------------------------------------------------------
R43        How does it work? [Together]                     MAR 303/12198        From Jan 2002
           Northern Rock plc                                8.1.2002
-----------------------------------------------------------------------------------------------------------------
R44        OK Shrink My Mortgage [Together Connections]     MAR 419/10935        From May 2001
           Northern Rock plc                                1.5.2001
-----------------------------------------------------------------------------------------------------------------
R45        OK Shrink My Mortgage [Together Connections]     MAR 419/11578        From Aug 2001
           Northern Rock plc                                2.8.2001
-----------------------------------------------------------------------------------------------------------------
R46        OK Shrink My Mortgage [Together Connections]     MAR 419/11758        From Sep 2001
           Northern Rock plc                                10.9.2001
-----------------------------------------------------------------------------------------------------------------
R47        I want it all [Together]                         MAR 305/9662         From Mar 2000
           Northern Rock plc                                4.3.2000
-----------------------------------------------------------------------------------------------------------------
R48        I want it all [Together]                         MAR 305/10028        From Apr 2000
           Northern Rock plc                                27.4.2000
-----------------------------------------------------------------------------------------------------------------
R49        I want it all [Together]                         MAR 305/10328        From Aug 2000
           Northern Rock plc                                4.8.2000
-----------------------------------------------------------------------------------------------------------------
R50        I want it all [Together]                         MAR 305/10717        From Nov 2000
           Northern Rock plc                                22.1.2000
-----------------------------------------------------------------------------------------------------------------
R51        I want it all [Together]                         MAR 305/10953        From Feb 2001
           Northern Rock plc                                1.2.2001
-----------------------------------------------------------------------------------------------------------------
R52        I want it all [Together]                         MAR 305/11172        From Apr 2001
           Northern Rock plc                                6.4.2001
-----------------------------------------------------------------------------------------------------------------
R53        I want it all [Together]                         MAR 305/11289        From May 2001
           Northern Rock plc                                10.5.2001
-----------------------------------------------------------------------------------------------------------------
R54        I want it all [Together]                         MAR 305/11603        From Aug 2001
           Northern Rock plc                                7.8.2001
-----------------------------------------------------------------------------------------------------------------
R55        I want it all [Together]                         MAR 305/11756        From Sep 2001
           Northern Rock plc                                10.9.2001
-----------------------------------------------------------------------------------------------------------------
R56        [Picture of Two Forks on cover - 1] [Together]   MAR 172 2.99         From Feb 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R57        [Picture of Two Forks on cover - 1] [Together]   MAR 189 3.99         From Mar 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R58        [Picture of Two Forks on cover - 2] [Together]   MAR 237 14.6.99      From Jun 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R59        together flexible - one loan one rate one call   MAR 272/9255         From Sep 1999
           [Together Flexible]                              15.9.99
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R60        together flexible - one loan one rate one call   MAR 273/9255         From Sep 1999
           -all you need to know [Together Flexible]        15.9.99
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R61        take control of your money and get more out of   MAR 305/9511         From Dec 1999
           life - together [Together]                       20.12.99
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R62        all you need to know - together [Together]       MAR 303/9511         From Dec 1999
           Northern Rock plc                                20.12.99
-----------------------------------------------------------------------------------------------------------------



                                      14


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
R63        together - a guide to costs [Together]           MAR 174 2.99         From Feb 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R64        together - a guide to costs [Together]           MAR 190 3.99         From Mar 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R65        together - a guide to costs [Together]           MAR 238 14.6.99      From Jun 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R66        together - a guide to costs [Together]           MAR 302/9511         From Dec 1999
           Northern Rock plc                                20.12.99
-----------------------------------------------------------------------------------------------------------------
R67        together flexible - a guide to costs [Together   MAR 275/9255         From Sep 1999
           Flexible]                                        15.9.99
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R68        together - variable at only 6.6.9%pa 7.6%APR     MAR 306/9657         From Jan 2000
                                                            17.1.2000
-----------------------------------------------------------------------------------------------------------------
R69        [all you need to know - together] [Picture of    MAR 173 2.99         From Feb 1999
           intertwined flowers on cover] [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R70        [all you need to know - together] [Picture of    MAR 192 3.99         From Mar 1999
           intertwined flowers on cover] [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
R71        [all you need to know - together] [Picture of    MAR 239 16.6.99      From Jun 1999
           intertwined flowers on cover] [Together]
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
S          Application Forms, including:
-----------------------------------------------------------------------------------------------------------------
S1         Get It Together Application Form - Together      MAR176 2/99          From Feb 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
S2         Get It Together Application Form - Together      MAR198 3/99          From Mar 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
S3         Get It Together Application Form - Together      MAR242 6/99          From Jun 1999
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
S4         Get It Together Application Form - Together      MAR271/9255 and      From Sep 1999
           Flexible                                         9/99
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
S5         Get It Together Application Form - Together      MAR304/9511 and      From Dec 1999
           Northern Rock plc                                12/99
-----------------------------------------------------------------------------------------------------------------
S6         Get It Together Application Form                 MAR304. 6/00         From Jun 2000
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
T          Credit/Loan Agreements, including:
-----------------------------------------------------------------------------------------------------------------
T1         Credit Agreement Regulated by the Consumer       DDL1/0299 on         From Feb 1999
           Credit Act 1974 - Drawdown Loan -Original,       Original
           First and Second Copies (each with Terms and     DDL2/0299 on
           Conditions)                                      First Copy
           Northern Rock plc                                DDL3/0299 on
           [Used for Together Flexible Loans up             Second Copy
           to(pound)25,000]                                 DDLB/0299 on
                                                            Conditions
-----------------------------------------------------------------------------------------------------------------



                                      15


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
T2         Credit Agreement Regulated by the Consumer       TFCA1/1099 on        From Oct 1999
           Credit Act 1974 - Drawdown Loan - Original,      Original             [In conjunction with Together
           First Copy and Second Copy (each with Terms      TFCA2/1099 on        Flexible Mortgages.
           and Conditions)                                  First Copy
           Northern Rock plc                                TFCA3/1099 on
           [Used for Together Flexible Loans up             Second Copy
           to(pound)25,000]                                 TFCAB/1099 on
                                                            Conditions
-----------------------------------------------------------------------------------------------------------------
T3         Credit Agreement Regulated by the Consumer       TFIX1/0200 on        From Feb 2000
           Credit Act 1974 - Together Fixed - Original,     Original             [In conjunction with Together
           First Copy and Second Copy (each with Terms      TFIX2/0200 on        Fixed Mortgages.]
           and Conditions on reverse)                       First Copy
           Northern Rock plc                                TFIX3/0200 on
           [Used for Together Fixed Loans up                Second Copy
           to(pound)25,000]                                 TFIXB/0200 on
                                                            Conditions
-----------------------------------------------------------------------------------------------------------------
T4         Credit Agreement Regulated by the Consumer       TVCA1/0200 on        From Feb 2000
           Credit Act 1974 - Together Variable              Original             [In conjunction with Together
           - Original, First Copy and Second Copy           TVCA2/0200 on        Variable Mortgages.]
           (each with Terms and Conditions on reverse)      First Copy
           Northern Rock plc                                [TVCA3/0200?] on
           [Used for Together Variable Loans up             Second Copy
           to(pound)25,000]                                 TVCAB/0200 on
                                                            Conditions
-----------------------------------------------------------------------------------------------------------------
T5         Credit Agreement Regulated by the Consumer       TVCA1/0200 on        From Jan 2001
           Credit Act 1974 - Together Variable -            Original             [In conjunction with Together
           Original, First Copy and Second Copy             TVCA2/0200 on        Variable Mortgages.]
           (each with Terms and Conditions on reverse)      First Copy
           Northern Rock plc                                [TVCA3/0200?] on
           [Used for Together Variable Loans up             Second Copy
           to(pound)25,000]                                 TVCAB/0101 on
                                                            Conditions
-----------------------------------------------------------------------------------------------------------------
T6         Together Connections Conditions                  MAR422 1.5.01        From Jan 2001
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
T7         Credit Agreement Regulated by the Consumer       TVCA1/0200 on        From Aug 2001
           Credit Act 1974 - Together Variable -            Original             [In conjunction with Together
           Original, First Copy and Second Copy             TVCA2/0200 on        Variable Mortgages.]
           (each with Terms and Conditions on reverse)      First Copy
           Northern Rock plc                                [TVCA3/0200?] on
           [Used for Together Variable Loans up             Second Copy
           to(pound)25,000]                                 TVCAB/0801 on
                                                            Conditions
-----------------------------------------------------------------------------------------------------------------
U          Credit Card Applications/ Agreements, including:
-----------------------------------------------------------------------------------------------------------------
U1         Together Variable - Credit Card Application      [  ]                 From [   ]
           (with Terms and Conditions on reverse)                                [In conjunction with Together
           Northern Rock plc                                                     Variable Mortgages.
-----------------------------------------------------------------------------------------------------------------
U2         Together Variable - Credit Card Application      CV4/1000             From Oct 2000
           (with Terms and Conditions on reverse)                                [In conjunction with Together
           Northern Rock plc                                                     Variable Mortgages.
                                                                                 [REQUEST BETTER COPY]
-----------------------------------------------------------------------------------------------------------------
U3         Northern Rock Credit Card Application Form       MAR 151/M9C          From Mar 1999
           (with Terms and Conditions)                      22.3.99
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------



                                      16


-----------------------------------------------------------------------------------------------------------------
SABW       Document                                         Reference            Usage period and notes
-----------------------------------------------------------------------------------------------------------------
U4         Northern Rock Credit Card Application Form       MAR 341 9.7.2001     from Jul 2001
           (with Terms and Conditions on reverse)
           Northern Rock plc
-----------------------------------------------------------------------------------------------------------------
U5         Northern Rock Mortgage Credit Card               [CCL/80A/2]          From Mar 2001
           (with Terms and Conditions on reverse)           (CCL/ATA/2
           Northern Rock plc                                15.3.2001 on
                                                            Conditions)
-----------------------------------------------------------------------------------------------------------------
V          Mortgage Deeds, including:
-----------------------------------------------------------------------------------------------------------------
V1         Mortgage Deed (HMLR filing ref MD 542Q)                               From Feb 1999
           Northern Rock plc [Together]
-----------------------------------------------------------------------------------------------------------------
V2         Mortgage Deed (HMLR filing ref MD 542T)          SOL 1                From Oct 1999 ?
           Northern Rock plc [Together]
-----------------------------------------------------------------------------------------------------------------
V3         Mortgage Deed (HMLR filing ref MD542Q)                                From Feb 1999
           Northern Rock plc [Together]
-----------------------------------------------------------------------------------------------------------------
V4         Mortgage Deed (HMLR filing ref MD542T)           SOL 1                From Oct 1999
           Northern Rock plc [Together Flexible]
-----------------------------------------------------------------------------------------------------------------
V5         Mortgage Deed (HMLR filing ref MD542T)           SOL 1 08/00.         From Aug 2000
           Northern Rock plc [Together]
-----------------------------------------------------------------------------------------------------------------
V6         Mortgage Deed (HMLR filing ref MD542Z)           SOL 1 02/01.         From Feb 2001
           Northern Rock plc [Together]
-----------------------------------------------------------------------------------------------------------------
W          Supplementary Instructions to Solicitors,
           including:
-----------------------------------------------------------------------------------------------------------------
W1         [Together Mortgage - Reminder of documents to
           be sent with Report on Title]
-----------------------------------------------------------------------------------------------------------------
W2         [Notice - Unsecured funds not available for      UE1/0700             From Jul 2000
           purchase of property]
-----------------------------------------------------------------------------------------------------------------
W3         "Together" Flexible Loan Drawdown Loan
           Agreement - Addendum to Instructions to
           Solicitors/Licensed Conveyancers
           (with Certificate of Solicitor/Licensed
           Conveyancer on reverse)
-----------------------------------------------------------------------------------------------------------------
W4         "Together" Flexible Loan Drawdown Loan           TFDA/0700            From Jul 2000
           Agreement - Addendum to Instructions to
           Solicitors/Licensed Conveyancers
           (with Certificate of Solicitor/Licensed
           Conveyancer on reverse)
-----------------------------------------------------------------------------------------------------------------
W5         "Together" Loan Drawdown Loan Agreement -        TFDA/0501            From May 2001
           Addendum to Instructions to Solicitors/
           Licensed Conveyancers
           (with Certificate of Solicitor/Licensed
           Conveyancer on reverse)
-----------------------------------------------------------------------------------------------------------------

SIGNATORIES

SIDLEY AUSTIN BROWN & WOOD



By:



ALLEN & OVERY



By:

                                                                Exhibit 10.2.1\
                                                                ---------------


              Amendment Agreement dated as of 19th December, 2002
                          (the "Amendment Agreement")

                                    between

             Credit Suisse First Boston International ("Party A")

                                      and

                    Granite Mortgages 02-1 plc ("Party B")

                                      and

                   The Bank of New York (the "Note Trustee")

                                in relation to

                      the Dollar Currency Swap Agreement
 (as defined in the Third Issuer Master Definitions Schedule dated as of 20 March 2002)
  between Party A, Party B and the Note Trustee and dated as of 20 March 2002
    (as amended and supplemented from time to time, the "Master Agreement")


Whereas the parties, having entered into the Master Agreement, now wish to amend that Master Agreement.

In consideration of the mutual agreements contained in this Amendment Agreement the parties agree:

1.    Amendment of the Master Agreement

      Upon execution of this Amendment Agreement by each of the parties the Master Agreement is amended to add as part of the Schedule to the Master Agreement the 1995 ISDA Credit Support Annex (Transfer) (the "Annex") in the form set out in the Schedule to this Amendment Agreement.

2.    Representations and Warranties

      Party A represents to Party B that the representations and warranties set forth in the Master Agreement (including all representations and warranties set out in the Annex), except that all references in those representations and warranties to "this Agreement" shall be deemed to be references to the Master Agreement, as amended by this Amendment Agreement, are true and accurate as of the date of this Amendment Agreement and that such
------------------------------------------------------------------------------
      representations and warranties are deemed to be given or repeated, as the case may be, by Party A on the date of this Amendment Agreement.

3.    Restriction of Eligible Credit Support

      Each of the parties agree that notwithstanding the terms of the Annex, until each of the parties otherwise agree in writing, Eligible Credit Support shall be restricted to the items specified in Paragraphs 11(b)(ii)(B), (C), (D), (O), (M), (N), (O), and (P) of the Annex.

4.    Acknowledgement relating to the purpose of this Amendment Agreement

      Each of the parties acknowledge and agree that this Amendment Agreement is being entered into at the request of Party A with a view to assisting Party A to comply with certain aspects of Party A's obligations which have arisen under Paragraph (k) of Part 5 of the Schedule to the Master Agreement and that, notwithstanding this Amendment Agreement, such Paragraph (k) constitutes continuing obligations of Party A.

5.    Miscellaneous

(a)   Interpretation.

      (1) Except as specifically amended by this Amendment Agreement, the Master Agreement shall continue in full force and effect and this Amendment Agreement shall not be construed as a waiver of existing rights under the Master Agreement.

      (2) Accordingly, for the avoidance of doubt, the provisions of or incorporated in the Master Agreement relating to the Entire Agreement (Section 9(a)), Amendments (Section 9(b)), Survival of Obligations (Section 9(c)), Remedies Cumulative (Section 9(d)), No Waiver of Rights (Section 9(f)), Headings (Section 9(g)), Notices (Section 12), Governing Law (Section 13(a)) and the Waiver of Immunities (Section 13(d)) shall also apply to this Amendment Agreement as though such provisions were set forth in full herein (except that references in such provisions to the Master Agreement shall be deemed to be references to this Amendment Agreement).

      (3) From and after the effective date of this Amendment Agreement, all references in the Master Agreement to "this Agreement" (or words or phrases of a similar meaning) shall be deemed to be references to the Master Agreement, as amended by this Amendment Agreement.

      (4) All capitalised terms used which are not defined in this Amendment Agreement shall have the meanings set forth in the Master Agreement.
------------------------------------------------------------------------------

(b)   Entire Agreement.

      This Amendment Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings (except as otherwise provided in this Amendment Agreement) with respect to its subject matter.

(c)   Counterparts.

      This Amendment Agreement may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(d)   Headings.

      The headings used in this Amendment Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Amendment Agreement.

(e)   Governing Law.

      This Amendment Agreement will be governed by and construed in accordance with English law.
------------------------------------------------------------------------------

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be executed by their respective authorised officers on the dates specified below with effect from the date first specified above.

Credit Suisse First Boston International      Granite Mortgages 02-1 plc



By:      EDMUND CURTIN                        By:      CARL FLINN
         -------------------------------               ---------------------
Name:    EDMUND CURTIN                        Name:    CARL FLINN
         -------------------------------               ---------------------
Title:   MANAGING DIRECTOR                    Title:   DIRECTOR
         -------------------------------               ---------------------
Date:    19 DECEMBER 2002                     Date:    19 DECEMBER 2002
         -------------------------------               ---------------------

                                              The Bank of New York


By:      RON FELDMAN                          By:      KATE RUSSELL
         -------------------------------               ---------------------
Name:    RON FELDMAN                          Name:    KATE RUSSELL
         -------------------------------               ---------------------
Title:   VICE PRESIDENT                       Title:   ASSISTANT VICE PRESIDENT
         -------------------------------               ---------------------
Date:    19 DECEMBER 2002                     Date:    19 DECEMBER 2002
         -------------------------------               ---------------------
------------------------------------------------------------------------------

                                   Schedule

 ISDA Credit Support Annex (Bilateral Form - Transfer - Subject to English law),
                           (including Paragraph 11)
------------------------------------------------------------------------------

(Bilateral Form - Transfer)(1)       (ISDA Agreements Subject to English Law)(2)


                                    ISDA(R)

            International Swaps and Derivatives Association, Inc.

                             CREDIT SUPPORT ANNEX

                            to the Schedule to the

                            ISDA Master Agreement

                                 December 2002
           dated as of ...............................

                                   between

     Credit Suisse First Boston International       Granite Mortgages 02-1  plc
     ----------------------------------------   and ---------------------------
                      ("Party A")                           ("Party B")

                           and The Bank of New York
                             (the "Note Trustee")

This Annex supplements, forms part of, and is subject to, the ISDA Master Agreement referred to above and is part of its Schedule. For the purposes of this Agreement, including, without limitation, Sections 1(c), 2(a), 5 and 6, the credit support arrangements set out in this Annex constitute a Transaction (for which this Annex constitutes the Confirmation).

Paragraph 1. Interpretation

Capitalised terms not otherwise defined in this Annex or elsewhere in this Agreement have the meanings specified pursuant to Paragraph 10, and all references in this Annex to Paragraphs are to Paragraphs of this Annex. In the event of any inconsistency between this Annex and the other provisions of this Schedule, this Annex will prevail, and in the event of any inconsistency between Paragraph 11 and the other


1       This document is not intended to create a charge or other security interest over the assets transferred under its terms. Persons intending to establish a collateral arrangement based on the creation of a charge or other security interest should consider using the ISDA Credit Support Deed (English law) or the ISDA Credit Support Annex (New York law), as appropriate.

2       This Credit Support Annex has been prepared for use with ISDA Master
   Agreements subject to the English law. Users should consult their legal advisers as to the proper use and effect of this form and the arrangements it contemplates. In particular, users should consult their legal advisers if they wish to have the Credit Support Annex made subject to a governing law other than English law or to have the Credit Support Annex subject to a different governing law than that governing the rest of the ISDA Master Agreement (e.g., English law for the Credit Support Annex and New York law for the rest of the ISDA Master Agreement).



    Copyright(C)1995 by International Swaps and Derivatives Association Inc.

provisions of this Annex, Paragraph 11 will prevail. For the avoidance of doubt, references to "transfer" in this Annex mean, in relation to cash, payment and, in relation to other assets, delivery.

Paragraph 2.  Credit Support Obligations

(a) Delivery Amount. Subject to Paragraphs 3 and 4, upon a demand made by the Transferee on or promptly following a Valuation Date, if the Delivery Amount for that Valuation Date equals or exceeds the Transferor's Minimum Transfer Amount, then the Transferor will transfer to the Transferee Eligible Credit Support having a Value as of the date of transfer at least equal to the applicable Delivery Amount (rounded pursuant to Paragraph 11(b)(iii)(D)). Unless otherwise specified in Paragraph 11(b), the "Delivery Amount" applicable to the Transferor for any Valuation Date will equal the amount by which:

      (i) the Credit Support Amount

      exceeds

      (ii) the Value as of that Valuation Date of the Transferor's Credit Support Balance (adjusted to include any prior Delivery
      Amount and to exclude any prior Return Amount, the transfer of which, in either case, has not yet been completed and for which the relevant Settlement Day falls on or after such Valuation Date).

(b) Return Amount. Subject to Paragraphs 3 and 4, upon a demand made by the Transferor on or promptly following a Valuation Date, if the Return Amount for that Valuation Date equals or exceeds the Transferee's Minimum Transfer Amount, then the Transferee will transfer to the Transferor Equivalent Credit Support specified by the Transferor in that demand having a Value as of the date of transfer as close as practicable to the applicable Return Amount (rounded pursuant to Paragraph 11(b)(iii)(D)) and the Credit Support
Balance will, upon such transfer, be reduced accordingly. Unless otherwise specified in Paragraph 11(b), the "Return Amount" applicable to the Transferee for any Valuation Date will equal the amount by which:

      (i) the Value as of that Valuation Date of the Transferor's Credit Support Balance (adjusted to include any prior Delivery Amount and to exclude any prior Return Amount, the transfer of which, in either case, has not yet been completed and for which the relevant Settlement Day falls on or after such Valuation Date)

      exceeds

      (ii) the Credit Support Amount.

Paragraph 3. Transfer, Calculations and Exchanges

(a) Transfers. All transfers under this Annex of any Eligible Credit Support, Equivalent Credit Support, Interest Amount or Equivalent Distributions shall be made in accordance with the instructions of the Transferee or Transferor, as applicable, and shall be made:

      (i) in the case of cash, by transfer into one or more bank accounts specified by the recipient;

                                                                   ISDA(R)1995

      (ii) in the case of certificated securities which cannot or which the parties have agreed will not be delivered by book-entry, by delivery in appropriate physical form to the recipient or its account accompanied by any duly executed instruments of transfer, transfer tax stamps and any other documents necessary to constitute a legally valid transfer of the transferring party's legal and beneficial title to the recipient; and

      (iii) in the case of securities which the parties have agreed will be delivered by book-entry, by the giving of written instructions (including, for the avoidance of doubt, instructions given by telex, facsimile transmission or electronic messaging system) to the relevant depository institution or other entity specified by the recipient, together with a written copy of the instructions to the recipient, sufficient, if complied with, to result in a legally effective transfer of the transferring party's legal and beneficial title to the recipient.

Subject to Paragraph 4 and unless otherwise specified, if a demand for the transfer of Eligible Credit Support or Equivalent Credit Support is received by the Notification Time, then the relevant transfer will be made not later than the close of business on the Settlement Day relating to the date such demand is received; if a demand is received after the Notification Time, then the relevant transfer will be made not later than the close of business on the Settlement Day relating to the day after the date such demand is received.

(b) Calculations. All calculations of Value and Exposure for purposes of Paragraphs 2 and 4(a) will be made by the relevant Valuation Agent as of the relevant Valuation Time. The Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) of its calculations not later than the Notification Time on the Local Business Day following the applicable Valuation Date (or, in the case of Paragraph 4(a), following the date of calculation).

(c)  Exchanges.

(i) Unless otherwise specified in Paragraph 11, the Transferor may on any Local Business Day by notice inform the Transferee that it wishes to transfer to the Transferee Eligible Credit Support specified in that notice (the "New Credit Support") in exchange for certain Eligible Credit Support (the "Original Credit Support") specified in that notice comprised in the Transferor's Credit Support Balance.

(ii) If the Transferee notifies the Transferor that it has consented to the proposed exchange, (A) the Transferor will be obliged to transfer the New Credit Support to the Transferee on the first Settlement Day following the date on which it receives notice (which may be oral telephonic notice) from the Transferee of its consent and (B) the Transferee will be obliged to transfer to the Transferor Equivalent Credit Support in respect of the Original Credit Support not later than the Settlement Day following the date on which the Transferee receives the New Credit Support, unless otherwise specified in Paragraph 11(d) (the "Exchange Date"); provided that the Transferee will only be obliged to transfer Equivalent Credit Support with a Value as of the date of transfer as close as practicable to, but in any event not more than, the Value of the New Credit Support as of that date.

                                                                   ISDA(R)1995

Paragraph 4. Dispute Resolution

(a) Disputed Calculations or Valuations. If a party (a "Disputing Party") reasonably disputes (I) the Valuation Agent's calculation of a Delivery Amount or a Return Amount or (II) the Value of any transfer of Eligible Credit Support or Equivalent Credit Support, then:

    (1) the Disputing Party will notify the other party and the Valuation Agent (if the Valuation Agent is not the other party) not later than the close of business on the Local Business Day following, in the case of (I) above, the date that the demand is received under Paragraph 2 or, in the case of (II) above, the date of transfer;

    (2) in the case of (I) above, the appropriate party will transfer the undisputed amount to the other party not later than the close of business on the Settlement Day following the date that the demand is received under Paragraph 2;

    (3) the parties will consult with each other in an attempt to resolve the dispute; and

    (4) if they fail to resolve the dispute by the Resolution Time, then:

        (i) in the case of a dispute involving a Delivery Amount or Return Amount, unless otherwise specified in Paragraph 11(c), the Valuation Agent will recalculate the Exposure and the Value as of the Recalculation Date by:

             (A) utilising any calculations of that part of the Exposure attributable to the Transactions that the parties have agreed are not in dispute;

             (B) calculating that part of the Exposure attributable to the Transactions in dispute by seeking four actual quotations at mid-market from Reference Marketmakers for purposes of calculating Market Quotation, and taking the arithmetic average of those obtained; provided that if four quotations are not available for a particular Transaction, then fewer than four quotations may be used for that Transaction, and if no quotations are available for a particular Transaction, then the Valuation Agent's original calculations will be used for the Transaction; and

             (C) utilising the procedures specified in Paragraph 11(e)(ii) for calculating the Value, if disputed, of the outstanding Credit Support Balance;

        (ii) in the case of a dispute involving the Value of any transfer of Eligible Credit Support or Equivalent Credit Support, the
        Valuation Agent will recalculate the Value as of the date of transfer pursuant to Paragraph 11(e)(ii).

Following a recalculation pursuant to this Paragraph, the Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) as soon as possible but in any event not later than the Notification Time on the Local Business Day following the Resolution Time. The appropriate party will, upon demand following such notice given by the Valuation Agent or a resolution pursuant to (3) above and subject to Paragraph 3(a), make the appropriate transfer.

                                                                   ISDA(R)1995

(b) No Event of Default. The failure by a party to make a transfer of any amount which is the subject of a dispute to which Paragraph 4(a) applies will not constitute an Event of Default for as long as the procedures set out in this Paragraph 4 are being carried out. For the avoidance of doubt, upon completion of those procedures, Section 5(a)(i) of this Agreement will apply to any failure by a party to make a transfer required under the final sentence of Paragraph 4(a) on the relevant due date.

Paragraph 5. Transfer of Title, No Security Interest, Distributions and Interest Amount

(a) Transfer of Title. Each party agrees that all right, title and interest in and to any Eligible Credit Support, Equivalent Credit Support, Equivalent Distributions or Interest Amount which it transfers to the other party under the terms of this Annex shall vest in the recipient free and clear of any liens, claims, charges or encumbrances or any other interest of the transferring party or of any third person (other than a lien routinely imposed on all securities in a relevant clearance system).

(b) No Security Interest. Nothing in this Annex is intended to create or does create in favour of either party any mortgage, charge, lien, pledge, encumbrance or other security interest in any cash or other property transferred by one party to the other party under the terms of this Annex.

(c)  Distributions and Interest Amount.

     (i) Distributions. The Transferee will transfer to the Transferor not later than the Settlement Day following each Distributions Date cash, securities or other property of the same type, nominal value, description and amount as the relevant Distributions ("Equivalent Distributions") to the extent that a Delivery Amount would not be created or increased by the transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed a Valuation Date for this purpose).

     (ii) Interest Amount. Unless otherwise specified in Paragraph 11(f)(iii), the Transferee will transfer to the Transferor at the times specified in Paragraph 11(f)(ii) the relevant Interest Amount to the extent that a Delivery Amount would not be created or increased by the transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed a Valuation Date for this purpose).

Paragraph 6.  Default

If an Early Termination Date is designated or deemed to occur as a result of an Event of Default in relation to a party, an amount equal to the Value of the Credit Support Balance, determined as though the Early Termination Date were a Valuation Date, will be deemed to be an Unpaid Amount due to the Transferor (which may or may not be the Defaulting Party) for purposes of
Section 6(e). For the avoidance of doubt, if Market Quotation is the applicable payment measure for purposes of Section 6(e), then the Market Quotation determined under Section 6(e) in relation to the Transaction constituted by this Annex will be deemed to be zero, and, if Loss is the applicable payment measure for purposes of Section 6(e), then the Loss determined under Section 6(e) in relation to the Transaction will be limited to the Unpaid Amount representing the Value of the Credit Support Balance.

                                                                   ISDA(R)1995

Paragraph 7. Representation

Each party represents to the other party (which representation will be deemed to be repeated as of each date on which it transfers Eligible Credit Support, Equivalent Credit Support or Equivalent Distributions) that it is the sole owner of or otherwise has the right to transfer all Eligible Credit Support, Equivalent Credit Support or Equivalent Distributions it transfers to the other party under this Annex, free and clear of any security interest, lien, encumbrance or other restriction (other than a lien routinely imposed on all securities in a relevant clearance system).

Paragraph 8.  Expenses

Each party will pay its own costs and expenses (including any stamp, transfer or similar transaction tax or duty payable on any transfer it is required to make under this Annex) in connection with performing its obligations under this Annex, and neither party will be liable for any such costs and expenses incurred by the other party.

Paragraph 9. Miscellaneous

(a) Default Interest. Other than in the case of an amount which is the subject of a dispute under Paragraph 4(a), if a Transferee fails to make, when due, any transfer of Equivalent Credit Support, Equivalent Distributions or the Interest Amount, it will be obliged to pay the Transferor (to the extent permitted under applicable law) an amount equal to interest at the Default Rate multiplied by the Value on the relevant Valuation Date of the items of property that were required to be transferred, from (and including) the date that the Equivalent Credit Support, Equivalent Distributions or Interest
Amount were required to be transferred to (but excluding) the date of transfer of the Equivalent Credit Support, Equivalent Distributions or Interest Amount. This interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(b) Good Faith and Commercially Reasonable Manner. Performance of all obligations under this Annex, including, but not limited to, all calculations, valuations and determinations made by either party, will be made in good faith and in a commercially reasonable manner.

(c) Demands and Notices. All demands and notices given by a party under this Annex will be given as specified in Section 12 of this Agreement.

(d) Specifications of Certain Matters. Anything referred to in this Annex as being specified in Paragraph 11 also may be specified in one or more Confirmations or other documents and this Annex will be construed accordingly.

Paragraph 10. Definitions

As used in this Annex:

"Base Currency" means the currency specified as such in Paragraph 11(a)(i).

                                                                   ISDA(R)1995

"Base Currency Equivalent" means, with respect to an amount on a Valuation Date, in the case of an amount denominated in the Base Currency, such Base Currency amount and, in the case of an amount denominated in a currency other than the Base Currency (the "Other Currency"), the amount of Base Currency required to purchase such amount of the Other Currency at the spot exchange rate determined by the Valuation Agent for value on such Valuation Date.

"Credit Support Amount" means, with respect to a Transferor on a Valuation Date, (i) the Transferee's Exposure plus (ii) all Independent Amounts applicable to the Transferor, if any, minus (iii) all Independent Amounts applicable to the Transferee, if any, minus (iv) the Transferor's Threshold; provided, however, that the Credit Support Amount will be deemed to be zero whenever the calculation of Credit Support Amount yields a number less than zero.

"Credit Support Balance" means, with respect to a Transferor on a Valuation Date, the aggregate of all Eligible Credit Support that has been transferred to or received by the Transferee under this Annex, together with any Distributions and all proceeds of any such Eligible Credit Support or Distributions, as reduced pursuant to Paragraph 2(b), 3(c)(ii) or 6. Any Equivalent Distributions or Interest Amount (or portion of either) not transferred pursuant to Paragraph 5(c)(i) or (ii) will form part of the Credit Support Balance.

"Delivery Amount" has the meaning specified in Paragraph 2(a).

"Disputing Party" has the meaning specified in Paragraph 4.

"Distributions" means, with respect to any Eligible Credit Support comprised in the Credit Support Balance consisting of securities, all principal, interest and other payments and distributions of cash or other property to which a holder of securities of the same type, nominal value, description and amount as such Eligible Credit Support would be entitled from time to time.

"Distributions Date" means, with respect to any Eligible Credit Support comprised in the Credit Support Balance other than cash, each date on which a holder of such Eligible Credit Support is entitled to receive Distributions or, if that date is not a Local Business Day, the next following Local Business Day.

"Eligible Credit Support" means, with respect to a party, the items, if any, specified as such for that party in Paragraph 11(b)(ii) including, in relation to any securities, if applicable, the proceeds of any redemption in whole or in part of such securities by the relevant issuer.

"Eligible Currency" means each currency specified as such in Paragraph 11(a)(ii), if such currency is freely available.

"Equivalent Credit Support" means, in relation to any Eligible Credit Support comprised in the Credit Support Balance, Eligible Credit Support of the same type, nominal value, description and amount as that Eligible Credit Support.

"Equivalent Distributions" has the meaning specified in Paragraph 5(c)(i).

"Exchange Date" has the meaning specified in Paragraph 11(d).

                                                                   ISDA(R)1995

"Exposure" means, with respect to a party on a Valuation Date and subject to Paragraph 4 in the case of a dispute, the amount, if any, that would be payable to that party by the other party (expressed as a positive number) or by that party to the other party (expressed as a negative number) pursuant to
Section 6(e)(ii)(1) of this Agreement if all Transactions (other than the Transaction constituted by this Annex) were being terminated as of the relevant Valuation Time, on the basis that (i) that party is not the Affected Party and (ii) the Base Currency is the Termination Currency; provided that Market Quotations will be determined by the Valuation Agent on behalf of that party using its estimates at mid-market of the amounts that would be paid for Replacement Transactions (as that term is defined in the definition of "Market Quotation").

"Independent Amount" means, with respect to a party, the Base Currency Equivalent of the amount specified as such for that party in Paragraph 11(b)(iii)(A); if no amount is specified, zero.

"Interest Amount" means, with respect to an Interest Period, the aggregate sum of the Base Currency Equivalents of the amounts of interest determined for each relevant currency and calculated for each day in that Interest Period on the principal amount of the portion of the Credit Support Balance comprised of cash in such currency, determined by the Valuation Agent for each such day as follows:

     (x) the amount of cash in such currency on that day; multiplied by

     (y) the relevant Interest Rate in effect for that day; divided by

     (z) 360 (or, in the case of pounds sterling, 365).

"Interest Period" means the period from (and including) the last Local Business Day on which an Interest Amount was transferred (or, if no Interest Amount has yet been transferred, the Local Business Day on which Eligible Credit Support or Equivalent Credit Support in the form of cash was transferred to or received by the Transferee) to (but excluding) the Local Business Day on which the current Interest Amount is transferred.

"Interest Rate" means, with respect to an Eligible Currency, the rate specified in Paragraph 11(f)(i) for that currency.

"Local Business Day", unless otherwise specified in Paragraph 11(h), means:

     (i) in relation to a transfer of cash or other property (other than securities) under this Annex, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment;

     (ii) in relation to a transfer of securities under this Annex, a day on which the clearance system agreed between the parties for delivery of the securities is open for the acceptance and execution of settlement instructions or, if delivery of the securities is contemplated by other means, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place(s) agreed between the parties for this purpose;

                                                                   ISDA(R)1995

     (iii) in relation to a valuation under this Annex, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place of location of the Valuation Agent and in the place(s) agreed between the parties for this purpose; and

     (iv) in relation to any notice or other communication under this Annex, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place specified in the address for notice most recently provided by the recipient.

"Minimum Transfer Amount" means, with respect to a party, the amount specified as such for that party in Paragraph 11(b)(iii)(C); if no amount is specified, zero.

"New Credit Support" has the meaning specified in Paragraph 3(c)(i).

"Notification Time" has the meaning specified in Paragraph 11(c)(iv).

"Recalculation Date" means the Valuation Date that gives rise to the dispute under Paragraph 4; provided, however, that if a subsequent Valuation Date occurs under Paragraph 2 prior to the resolution of the dispute, then the "Recalculation Date" means the most recent Valuation Date under Paragraph 2.

"Resolution Time" has the meaning specified in Paragraph 11(c)(i).

"Return Amount" has the meaning specified in Paragraph 2(b).

"Settlement Day" means, in relation to a date, (i) with respect to a transfer of cash or other property (other than securities), the next Local Business Day and (ii) with respect to a transfer of securities, the first Local Business
Day after such date on which settlement of a trade in the relevant securities, if effected on such date, would have been settled in accordance with customary practice when settling through the clearance system agreed between the parties for delivery of such securities or, otherwise, on the market in which such securities are principally traded (or, in either case, if there is no such customary practice, on the first Local Business Day after such date on which it is reasonably practicable to deliver such securities).

"Threshold" means, with respect to a party, the Base Currency Equivalent of the amount specified as such for that party in, Paragraph 11(b)(iii)(B); if no amount is specified, zero.

"Transferee" means, in relation to each Valuation Date, the party in respect of which Exposure is a positive number and, in relation to a Credit Support Balance, the party which, subject to this Annex, owes such Credit Support Balance or, as the case may be, the Value of such Credit Support Balance to the other party.

"Transferor" means, in relation to a Transferee, the other party.

"Valuation Agent" has the meaning specified in Paragraph 11(c)(i);

"Valuation Date" means each date specified in or otherwise determined pursuant to Paragraph 11(c)(ii).

                                                               Execution Copy

                   Paragraph 11 to the Credit Support Annex

                            Elections and Variables
                       to the ISDA Credit Support Annex
                                    between

Credit Suisse First Boston International            Granite Mortgages 02-1 Plc

("Party A")                                         ("Party B")

                                      and

                   The Bank of New York (the "Note Trustee")

Paragraph 11.

(a)   Base Currency and Eligible Currency

      (i)   "Base Currency" means USD.

      (ii)  "Eligible Currency" means the Base Currency, EUR and Pounds
            Sterling.

            It is agreed by the Parties that where the Credit Support Amount is transferred in currency other than Base Currency, the Valuation Percentage for each item listed as Eligible Credit Support in paragraph 11(b)(ii) shall be reduced by percentage agreed by the Parties and approved by the relevant rating agency ("Additional Valuation Percentage"), such Additional Valuation Percentage being 9% or such lower percentage as agreed with the relevant rating agencies.

(b)   Credit Support Obligations.

      (i)   Delivery Amount, Return Amount and Credit Support Amount.

            (A) "Delivery Amount" has the meaning specified in Paragraph 2(a), except that the words "upon a demand made by the Transferee" shall be deleted.

            (B) "Return Amount" has the meaning specified in Paragraph 2(b), except that after the words "Credit Support" and before "specified by the Transferor", words "(1) in a form Credit Support was transferred by the Transferee and (2)" shall be added.

            (C) "Credit Support Amount" has the meaning specified under the relevant definition of Ratings Criteria. In circumstances where more than one of the Ratings Criteria apply to Party A, the Credit Support Amount shall be calculated by reference to the Ratings Criteria which would result in Party A transferring the greatest amount of collateral. Under no circumstances will Party A be required to transfer more collateral than the greatest amount calculated in accordance with the Ratings Criteria set out below.

(c) Eligible Credit Support. On any date, the following items will qualify as "Eligible Credit Support" for each party:

                                                           Valuation
                                                           Percentage

(A)         cash in an Eligible Currency                    100%

(B)         negotiable debt obligations issued after 18      98%
            July 1984 by the U.S. Treasury Department
            (with local and foreign currency issuer
            ratings of AA- or above by S&P, Aa2 or above by Moody's or AA- or above by Fitch) having a residual maturity on such date of less than 1 year

(C)         negotiable debt obligations issued after 18      94%
            July 1984 by the U.S. Treasury Department
            (with local and foreign currency issuer
            ratings of AA- or above by S&P, Aa2 or above by Moody's or AA- or above by Fitch) having a residual maturity on such date equal to or greater than 1 year but less than 5 years

(D)         negotiable debt obligations issued after 18      91%
            July 1984 by the U.S. Treasury Department
            (with local and foreign currency issuer
            ratings of AA- or above by

            S&P, Aa2 or above by Moody's or AA- or above by Fitch) having a residual maturity on such date equal to or greater than 5 years but less than 10 years

(E)         negotiable debt obligations of the Federal       84%
            Republic of Germany (with local and foreign currency issuer ratings of AA- or above by S&P, Aa2 or above by Moody's or AA- or above by Fitch) with a residual maturity of less than 10 years at the date of their transfer to the Transferee.

(F)         negotiable debt obligations of the Republic of   81%
            France (with local and foreign currency issuer ratings of AA- or above by S&P, Aa2 or above by Moody's or AA- or above by Fitch) with a residual maturity of less than 10 years at the date of their transfer to the Transferee

(G)         negotiable debt obligations of Belgium (with     82%
            local and foreign currency issuer ratings of AA- or above by S&P, Aa2 or above by Moody's or AA- or above by Fitch) with a residual maturity of less than 10 years at the date of their transfer to the Transferee.

(H)         negotiable debt obligations of the United        95%
            Kingdom (with local and foreign currency issuer ratings of AA- or above by S&P, Aa2 or above by Moody's or AA- or above by Fitch) with a residual maturity of less than 10 years at the date of their transfer to the Transferee.

(I)         negotiable debt obligations of Switzerland       84%
            (with local and foreign currency issuer
            ratings of AA- or above by S&P, Aa2 or
            above by Moody's or AA- or above by Fitch) with a residual maturity of less than 10 years at the date of their transfer to the Transferee.

(J)         negotiable debt obligations of Italy (with       88%
            local and foreign currency issuer ratings of AA- or above by S&P, Aa2 or above by Moody's or AA- or above by Fitch) with a residual maturity of less than 10 years at the date of their transfer to the Transferee.

(K)         negotiable debt obligations of the Netherlands   93%
            (with local and foreign currency issuer
            ratings of AA- or above by S&P, Aa2 or above by Moody's or AA- or above by Fitch) with a residual maturity of less than 10 years at the date of their transfer to the Transferee.

(L)         negotiable debt obligations of Sweden (with      78% (or any other
            local and foreign currency issuer ratings of     Valuation
            AA- or above by S&P, Aa2 or above by Moody's     Percentage as
            or AA- or above by Fitch) with a residual        determined by the
            maturity of less than 10 years at the date       relevant rating
            of their transfer to the Transferee.             agency)

(M)         negotiable debt obligations of the US            95% (or any other
            Government National Mortgage Association,        Valuation
            the US Federal National Mortgage Association,    Percentage as
            the US Federal Home Loan Mortgage Corporation,   determined by the
            the US Student Loans Marketing Association       relevant rating
            or a US Federal Home Loan Bank (all entities     agency)
            rated AA- or above by S&P, Aa1 or above by Moody's or AA- or above by Fitch) with a residual maturity on such date equal to or greater than 1 year but less than 3 years.

(N)         negotiable debt obligtions of the US             90% (or any other
            Government National Mortgage Association,        Valuation
            the US Federal National Mortgage Association,    Percentage as
            the US Federal

            Home Loan Mortgage Corporation, the US           determined by the
            Student Loans Marketing Association or a US      relevant rating
            Federal Home Loan Bank (all entries rated AA-    agency)
            or above by S&P, Aa1 or above by Moody's or AA- or above by Fitch) with a residual maturity on such date equal to or greater than 3 years but less than 5 years.

(O)         negotiable debt obligations of the US Government 87% (or any other
            National Mortgage Association, the US Federal    Valuation
            Home Loan Mortgage Corporation, the US Student   Percentage as
            Loans Marketing Association or a US Federal      determined by the
            Home Loan Bank (all entries rated AA- or above   relevant rating
            by S&P, Aa1 or above by Moody's or AA- or above agency) by Fitch) with a residual maturity on such date equal to or greater than 5 years but less than 7 years.

(P)         negotiable debt obligations of the US Government 83% (or any other
            National Mortgage Association, the US Federal    Valuation
            Home Loan Mortgage Corporation, the US Student   Percentage as
            Loans Marketing Association or a US Federal      determined by the
            Home Loan Bank (all entries rated AA- or above   relevant rating
            by S&P, Aa1 or above by Moody's or AA- or above agency) by Fitch) with a residual maturity on such date equal to or greater than 7 years but less than 10 years.

(d)  Thresholds.

     (A) "Independent Amount" means with respect to Party A: Zero "Independent Amount" means with respect to Party B: Zero

     (B) "Threshold" means with respect to Party A: Infinity provided that, upon the occurrence of a downgrade of Party A's credit rating to such levels as specified in the relevant Ratings Criteria and unless Party A has put in place alternative arrangements as contemplated by the Agreement, the Threshold shall be zero. For the avoidance of doubt in the event that the long-term unsecured, unsubordinated debt obligations of Party A regain and retain a long-term rating of AA- by S&P, Aa3 by Moody's and AA- by Fitch then the Threshold for Party A will be infinity, subject to adjustment in accordance with this paragraph (B).

          "Threshold" means with respect to Party B: Infinity.

     (C)  "Minimum Transfer Amount" means with respect to Party A:

          USD 50,000.

          "Minimum Transfer Amount" means with respect to Party B:

          USD 50,000.

     (D) Rounding. The Delivery Amount will be rounded up to the nearest integral multiple of USD50,000. The Return Amount will be rounded down to the nearest integral multiple of USD50,000.

(e)  Valuation and Timing.

      (i) "Valuation Agent" means Party A in all circumstances.

     (ii) "Valuation Date" means (1) the first Local Business Day in each week which if treated as a Valuation Date would result in a Delivery Amount or Return Amount or, following the downgrade (2) by S&P of the short-term unsecured, unsubordinated debt obligations of Party A below A-2, provided that the Notes are rated AAA by S&P, (3) by Fitch of the short terms unsecured, unsubordinated debt obligations of Party A to F3, or (4) by Moody's of the long term unsecured unsubordinated debt obligations of Party A below A3, each Local Business Day.

    (iii) "Valuation Time" means the close of business in the city of the Valuation Agent on the Local Business Day immediately proceeding the Valuation Date or date of calculation, as applicable, provided that the calculations of Value and Exposure will, as far as practicable, be made as of approximately the same time on the same date.

     (iv) "Notification Time" means 4:00 p.m., London time, on a Local Business Day.

(f)  Exchange Date.

     "Exchange Date" has the meaning specified in Paragraph 3(c)(ii).

(g)  Dispute Resolution.

     (i) "Resolution Time" means 4:00 p.m., London time on the Local Business Day following the date on which the notice is given that gives rise to a dispute under Paragraph 4.

    (ii) Value. For the purpose of Paragraphs 4(a)(4)(i)(C) and 4(a)(4)(ii), on any date the Value of the outstanding Credit Support Balance or of any transfer of Eligible Credit Support or Equivalent Credit Support, as the case may be, will be calculated as follows:

          (A) with respect to any Eligible Credit Support or Equivalent Credit Support comprising securities ("Securities") the Base Currency Equivalent of the sum of (a)(x) the last bid price on such date for such Securities on the principal national securities exchange on which such Securities are listed, multiplied by the applicable Valuation Percentage; or (y) where any Securities are not listed on a national securities exchange, the bid price for such Securities quoted as at the close of business on such date by any principal market maker (which shall not be and shall be independent from the Valuation Agent) for such Securities chosen by the Valuation Agent, multiplied by the applicable Valuation Percentage; or (z) if no such bid price is listed or quoted for such date, the last bid price listed or quoted (as the case may be), as of the day next preceding such date on which such prices were available, multiplied by the applicable Valuation Percentage; plus (b) the accrued interest where applicable on such Securities (except to the extent that such interest shall have been paid to the Transferor pursuant to Paragraph 5(c)(ii) or included in the applicable price referred to in subparagraph (a) above) as of such date;

          (B) with respect to any Cash, the Base Currency Equivalent of the amount thereof; and

          (C) with respect to any Eligible Credit Support or Equivalent Credit Support other than Securities and Cash, the Base Currency Equivalent of the fair market value thereof on such date, as determined in any reasonable manner chosen by the Valuation Agent, multiplied by the applicable Valuation Percentage.

   (iii)  Alternative. The provisions of Paragraph 4 will apply.

(h)  Distributions and Interest Amount.

     (i) Interest Rate. The "Interest Rate" will be such rate as agreed between the parties when Party A's Threshold reaches zero.

    (ii) Transfer of Interest Amount. The transfer of the Interest Amount will be made on the second Local Business Day following the end of each calendar month, to the extent that Party B has earned and received such amount of interest and that a Delivery Amount would not be created or increased by that transfer, and on any other Local Business Day on which Equivalent Credit Support in the form of cash is transferred to the Transferor pursuant to Paragraph 2(b) provided that Party B shall not be obliged to so transfer any Interest Amount unless and until it has received such interest.

   (iii) Alternative to Interest Amount. The provisions of Paragraph 5(c)(ii) will apply. For the purposes of calculating the Interest Amount the amount of interest calculated for each day of the Interest Period shall, with respect to any Eligible Currency, be compounded daily.

    (iv) "Distributions" has the meaning specified in Paragraph 10, except that the words "to which a holder of securities of the same type, nominal value, description and amount as such Eligible Credit Support would be entitled from time to time" shall be deleted and replaced by the words "received by the Transferee in respect of such Eligible Credit Support".

     (v) "Distribution Date" has the meaning specified in Paragraph 10, except that the words "a holder of such Eligible Credit Support is entitled to receive Distributions" shall be deleted and replaced by the words "Distributions are received by the Transferee".

(i)  Address for Transfers.

     Party A: To be notified to Party B by Party A at the time of the request for the transfer.

     Party B: To be notified to Party A by Party B at the time of the request for the transfer.

(j)  Other Provisions.

     (i)  Transfer Timing

     (A) The final paragraph of Paragraph 3(a) shall be deleted and replaced with the following:

          "Subject to Paragraph 4, and unless otherwise specified, any transfer of Eligible Credit Support or Equivalent Credit Support (whether by the Transferor pursuant to

          Paragraph 2(a) or by the Transferee pursuant to Paragraph 2(b)) shall be made not later than the close of business on the Settlement Day."

     (B) The definition of Settlement Day shall be deleted and replaced with the following:

          "Settlement Day" means:

          (i) in respect of a transfer of cash or other property (except Securities), the second Local Business Day after the Demand Date; and

         (ii)  in respect of a transfer of Securities:

               (a) the second Local Business Day after the Demand Date; or if later,

               (b) the first Local Business Day after the Demand Date on which settlement of a trade in the relevant securities, if effected on the Demand Date, would have occurred in accordance with customary practice when settling through the clearance system agreed between the parties for delivery of such securities or, otherwise, on the market on which such securities are principally traded (or, in either case, if there is not such customary practice, on the first Local Business Day after the Demand Date on which it is reasonably practicable to deliver such securities).

     (C)  For the purposes of this Paragraph 11(h)(i):

          "Demand Date" means, with respect to a transfer by a party;

          (i) in the case of a transfer pursuant to Paragraph 2 or Paragraph 4(a)(2), (1) the first Local Business Day of each week on which the Transferor fails to meet the Ratings Criteria or, following the downgrade (2) by S&P of the short-term unsecured, unsubordinated debt obligations of Party A below A-2, provided that the Notes are rated AAA by S&P, (3) by Fitch of the short terms unsecured, unsubordinated debt obligations of Party A to F3, or (4) by Moody's of the long term unsecured unsubordinated debt obligations of Party A below A3, each Local Business Day of each week on which the Transferor fails to meet the Ratings Criteria;

         (ii) in the case of a transfer pursuant to Paragraph 3(c)(ii)(A), the date on which the Transferor fails to meet the Ratings Criteria and Transferee has given its consent to the proposed exchange; and

        (iii) in the case of a transfer pursuant to Paragraph 5(c)(i), the Distributions Date.

    (ii)  Early Termination

          The heading for Paragraph 6 shall be deleted and replaced with "Early Termination" and the following shall be added after the word "Default" in the first line of Paragraph 6, "or a Termination Event in relation to all (but not less than all) Transactions".

   (iii)  Costs of Transfer on Exchange

          Notwithstanding Paragraph 8, Party A will be responsible for, and will reimburse Party B and/or the Note Trustee and/or their agents promptly upon written demand for, all costs and expenses (including, without limitation, Taxes) incurred by Party B and/or the Note Trustee and/or their agents (as the case may be) in connection with this Annex (including, without limitation, in connection with the transfer, receipt, administration and/or holding of Eligible Credit Support, Equivalent Eligible Support, Interest Amount and/or Equivalent Distributions the making of calculations, determinations, communications or valuations, the opening and maintenance of accounts and the preservation, dispute and enforcement of rights). Party A acknowledges and agrees that such costs and expenses may be incurred by Party B in connection with this Annex and each party acknowledges and agrees that Party A may reimburse Party B directly in respect of such costs and expenses.

    (iv)  Cumulative Rights

          The rights, powers and remedies of the Transferee under this Annex shall be in addition to all rights, powers and remedies given to the Transferee by the Agreement or by virtue of any statute or rule of law, all of which rights, powers and remedies shall be cumulative and may be exercised successively or concurrently without impairing the rights of the Transferee in the Credit Support Balance created pursuant to this Annex.

    (v)   Single Transferor and Single Transferee

          For the avoidance of doubt Party A shall always be the Transferor and Party B shall always be the Transferee.

   (vi)   Ratings Criteria

          "Ratings Criteria" means, the criteria used by Standard and Poor's ("S&P Criteria"), the criteria used by Moody's ("Moody's Criteria") and the criteria used by Fitch ("Fitch Criteria") for the purposes of determining the amount of collateral required to be transferred following a ratings downgrade where Party A has opted to transfer collateral in support of its obligations under Part 5(k) of the Swap Agreement.

          Moody's Criteria

          "Credit Support Amount" shall be calculated in accordance with the meaning specified in Paragraph 10 provided however that the words "plus the Additional Collateral Amount" shall be added after the words "Transferee's Exposure" in the second line thereof. For such purposes "Additional Collateral Amount" means the sum of (i) the Transferee's Exposure multiplied by A and (ii) the product of B multiplied by the Party A Currency Amounts less the aggregate of the Party A Additional Initial Exchange Amounts of the outstanding Transactions, where:
          (i) "A" means 2% and "B" means 2% if the long-term, unsecured and unsubordinated debt obligations or the short-term, unsecured and unsubordinated debt obligations of Party A (or its successor) and, if relevant, any Credit Support Provider of Party A cease to be rated as high as "A1" and "Prime-1" by Moody's;
          (ii) "A" shall be equal to or greater than 2% (as determined by Moody's) and "B" shall be equal to or greater than 3% (as determined by Moody's) if the long-term, unsecured and unsubordinated debt obligations or the short-term, unsecured and unsubordinated debt obligations of Party A (or its successor) and, if relevant, any Credit Support Provider of Party A cease to be rated as high as "A3" and "Prime-2" by Moody's or Moody's rating is withdrawn; and
          (iii) "A" means 0% and "B" means 0% in all other cases.

          Fitch Criteria

          "Credit Support Amount" shall be calculated in accordance with paragraph 10 provided the words "Additional

          Collateral Amount" shall be added after the words Transferee's Exposure in the second line of paragraph 10. "Additional Collateral Amount" means an amount determined in accordance with the following:

          Notional Amount of the Transaction * M

          Where Notional Amount means the Party A Currency Amounts less the aggregate of the Party A Additional Initial Exchange Amounts in respect of each transaction set out in Appendix 1.

          Where M means
          (B) for Transactions with legal final maturity of less than 5 years: 0.75%
          (C) for Transactions with legal final maturity of 5 to 10 years:
          1.25%
          (D) for Transactions with legal final maturity of 10 to 15 years:
          2.50%
          (E) for Transactions with legal final maturity of more than 15 years: 3.50%;

          S&P Criteria

          "Credit Support Amount" has the meaning specified in Paragraph 10, provided that the words "plus the Additional Collateral Amount" shall be added after the words "Transferee's Exposure" in the second line thereof. For such purposes "Additional Collateral Amount" means an amount determined in accordance with the following:

                      _
          [Exposure + \(Notional Balance * VB%)] * CM1 * CM2 - Exposure
                      /
                      -

          where Notional Balance means the Party A Currency Amounts less the aggregate of the Party A Additional Initial Exchange Amounts in respect of each transaction set out in Appendix 1.

          Where VB means, with respect to any Transaction at any time, the applicable percentage specified in the table below:



------------------------------------------------------------------------------------------------
                     Transaction provides for a scheduled payment in Pounds Sterling
------------------------- ------------------------ ----------------------- ----------------------
                          Remaining Term of        Remaining Term of       Remaining Term of
                          Transaction up to 5      Transaction up to 10    Transaction more
                          years                    years, but greater      than 10 years
                                                   than 5 years
------------------------- ------------------------ ----------------------- ----------------------
The rating by Standard    1.05%                    1.75%                   3.0%
& Poor's of Party A's
long-term unsecured,
unsubordinated
obligations is at least
equal to "A+"
------------------------- ------------------------ ----------------------- ----------------------
The rating by Standard    1.35%                    2.45%                   4.5%
& Poor's of Party A's
long-term unsecured,
unsubordinated
obligations is equal to
"A"
------------------------- ------------------------ ----------------------- ----------------------
The rating by Standard    1.5%                     3.15%                   6.0%
& Poor's of Party A's
long-term  unsecured,
unsubordinated
obligations is less
than "A"
------------------------- ------------------------ ----------------------- ----------------------


where CM1 is 1.04

where CM2 is 1.00

Upon receipt of written request from S&P, Party A will as soon as reasonably practicable demonstrate to S&P their method for calculating Exposure, and if Party A cannot demonstrate to the satisfaction of S&P that such calculation produces a fair market value of Exposure then S&P may adjust one or more of the figures for VB, CM1 or CM2 such that the resulting Additional Collateral Amount is deemed sufficient by S&P to maintain the rating of the Notes.

(v)  Demands and Notices.

     All demands, specifications and notices under this Annex will be made pursuant to the Notices Section of this Agreement, save that any demand, specification or notice:

     (A)  shall be given to or made at the following addresses:

          If to Party A:

          Address:   One Cabot Square
                     London E14 4QJ
                     England.

          Telephone: +44 20 7888 8083

          Facsimile: +44 20 7883 7987

          Attention: Collateral Management Unit

     If to Party B:

          Address:   Granite Mortgages 02-1 plc

                     Fifth Floor

                     100 Wood Street

                     London EC2V 7EX

     With a copy to:

          Address:   Northern Rock Plc

                     Northern Rock House

                     Gostorth

                     Newcastle Upon Tyne NE3 4PL

          Fascimile: +44 191 279 4694

          Attention: Keith M. Currie


     or at such other address as the relevant party may from time to time designate by giving notice (in accordance with the terms of this subparagraph) to the other party;

(B) shall be deemed to be effective at the time such notice is actually received unless such notice is received on a day which is not a Local Business Day or after the Notification

     Time on any Local Business Day in which event such notice shall be deemed to be effective on the next succeeding Local Business Day.

                                  Annex 1



                                 Order Number                     Notes

USD/GBP Cross Currency Swap        6686852                  Series 1 Class A1

USD/GBP Cross Currency Swap        6686851                  Series 1 Class B

USD/GBP Cross Currency Swap        6686857                  Series 1 Class A2

                                                                Exhibit 10.3.1
                                                                --------------

              Amendment Agreement dated as of 19th December, 2002
                          (the "Amendment Agreement")

                                    between

             Credit Suisse First Boston International ("Party A")

                                      and

                    Granite Mortgages 02-1 plc ("Party B")

                                      and

                   The Bank of New York (the "Note Trustee")

                                in relation to

                       the Euro Currency Swap Agreement
          (as defined in the Third Issuer Master Definitions Schedule dated as of 20 March 2002) between Party A, Party B and the
                  Note Trustee and dated as of 20 March 2002
    (as amended and supplemented from time to time, the "Master Agreement")


Whereas the parties, having entered into the Master Agreement, now wish to amend that Master Agreement.

In consideration of the mutual agreements contained in this Amendment Agreement the parties agree:

1.   Amendment of the Master Agreement

     Upon execution of this Amendment Agreement by each of the parties the Master Agreement is amended to add as part of the Schedule to the Master Agreement the 1995 ISDA Credit Support Annex (Transfer) (the "Annex") in the form set out in the Schedule to this Amendment Agreement

2.   Representations and Warranties

     Party A represents to Party B that the representations and warranties set forth in the Master Agreement (including all representations and warranties set out in the Annex), except that all references in those representations and warranties to "this Agreement" shall be deemed to be references to the Master Agreement, as amended by this Amendment Agreement, are

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                                     -1-
     true and accurate as of the date of this Amendment Agreement and that such representations and warranties are deemed to be given or repeated, as the case may be, by Party A on the date of this Amendment Agreement.

3.   Restriction of Eligible Credit Support

     Each of the parties agree that notwithstanding the terms of the Annex, until each of the parties otherwise agree in writing, Eligible Credit Support shall be restricted to the items specified in Paragraphs 11(b)(ii)(B), (C), (D), (M), (N), (O), and (P) of the Annex.

4.   Acknowledgement relating to the purpose of this Amendment Agreement

     Each of the parties acknowledge and agree that this Amendment Agreement is being entered into at the request of Party A with a view to assisting Party A to comply with certain aspects of Party A's obligations which have arisen under Paragraph (k) of Part 5 of the Schedule to the Master Agreement and that, notwithstanding this Amendment Agreement, such Paragraph (k) constitutes continuing obligations of Party A.

5.   Miscellaneous

(a)  Interpretation.

     (1) Except as specifically amended by this Amendment Agreement, the Master Agreement shall continue in full force and effect and this Amendment Agreement shall not be construed as a waiver of existing rights under the Master Agreement.

     (2) Accordingly, for the avoidance of doubt, the provisions of or incorporated in the Master Agreement relating to the Entire Agreement (Section 9(a)), Amendments (Section 9(b)), Survival of Obligations (Section 9(c)), Remedies Cumulative (Section 9(d)), No Waiver of Rights (Section 9(f)), Headings (Section 9(g)), Notices (Section 12), Governing Law (Section 13(a)) and the Waiver of Immunities (Section 13(d)) shall also apply to this Amendment Agreement as though such provisions were set forth in full herein (except that references in such provisions to the Master Agreement shall be deemed to be references to this Amendment Agreement).

     (3) From and after the effective date of this Amendment Agreement, all references in the Master Agreement to "this Agreement" (or words or phrases of a similar meaning) shall be deemed to be references to the Master Agreement, as amended by this Amendment Agreement.

     (4) All capitalised terms used which are not defined in this Amendment Agreement shall have the meanings set forth in the Master Agreement.
-------------------------------------------------------------------------------

(b)  Entire Agreement.

     This Amendment Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings (except as otherwise provided in this Amendment Agreement) with respect to its subject matter.

(c)  Counterparts.

     This Amendment Agreement may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(d)  Headings.

     The headings used in this Amendment Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Amendment Agreement.

(e)  Governing Law.

     This Amendment Agreement will be governed by and construed in accordance with English law.

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                                     -3-

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be executed by their respective authorised officers on the dates specified below with effect from the date first specified above.

Credit Suisse First Boston International      Granite Mortgages 02-1 plc



By:      EDMUND CURTIN                        By:      CARL FLINN
Name:    EDMUND CURTIN                        Name:    CARL FLINN
Title:   MANAGING DIRECTOR                    Title:   DIRECTOR
Date:    19 DECEMBER 2002                     Date:    19 DECEMBER 2002

                                              The Bank of New York


By:      RON FELDMAN                          By:      KATE RUSSELL
Name:    RON FELDMAN                          Name:    KATE RUSSELL
Title:   VICE PRESIDENT                       Title:   ASSISTANT VICE PRESIDENT
Date:    19 DECEMBER 2002                     Date:    19 DECEMBER 2002


-------------------------------------------------------------------------------

                                   Schedule

 ISDA Credit Support Annex (Bilateral Form - Transfer - Subject to English law),
                           (including Paragraph 11)


-------------------------------------------------------------------------------

                                      -5-

(Bilateral Form - Transfer)(1)     (ISDA Agreements Subject to English Law)(2)

                                   ISDA(R)
            International Swaps and Derivatives Association, Inc.

                             CREDIT SUPPORT ANNEX

                            to the Schedule to the

                            ISDA Master Agreement

                  dated as of              December 2002
                             ...........................

                                   between
Credit Suisse First Boston International        Granite Mortgages 02-1 plc
         ...............................  and  ............................
                ("Party A")                             ("Party B")

                           and The Bank of New York
                             (the "Note Trustee")

This Annex supplements, forms part of, and is subject to, the ISDA Master Agreement referred to above and is part of its Schedule. For the purposes of this Agreement, including, without limitation, Sections 1(c ), 2(a), 5 and 6, the credit support arrangements set out in this Annex constitute a Transaction (for which this Annex constitutes the Confirmation).


Paragraph 1. Interpretation

Capitalised terms not otherwise defined in this Annex or elsewhere in this Agreement have the meanings specified pursuant to Paragraph 10, and all references in this Annex to Paragraphs are to Paragraphs of this Annex. In the event of any inconsistency between this Annex and the other provisions of this Schedule, this Annex will prevail, and in the event of any inconsistency between Paragraph 11 and the other



_____________________

(1) This document is not intended to create a charge or other security interest over the assets transferred under its terms. Persons intending to establish a collateral arrangement based on the creation of a charge or other security interest should consider using the ISDA Credit Support Deed (English law) or the ISDA Credit Support Annex (New York law), as appropriate.

(2) This Credit Support Annex has been prepared for use with ISDA Master Agreements subject to English law. Users should consult their legal advisers as to the proper use and effect of this form and the arrangements it contemplates. In particular, users should consult their legal advisers if they wish to have the Credit Support Annex made subject to a governing law other than English law or to have the Credit Support Annex subject to a different governing law than that governing the rest of the ISDA Master Agreement (e.g., English law for the Credit Support Annex and New York law for the rest of the ISDA Master Agreement).

                Copyright (C) 1995 by International Swaps and
                        Derivatives Association, Inc.

provisions of this Annex, Paragraph 11 will prevail. For the avoidance of doubt, references to "transfer" in this Annex mean, in relation to cash, payment and, in relation to other assets, delivery.


Paragraph 2. Credit Support and Obligations

(a) Delivery Amount. Subject to Paragraphs 3 and 4, upon a demand made by the Transferee on or promptly following a Valuation Date, if the Delivery Amount for that Valuation Date equals or exceeds the Transferor's Minimum Transfer Amount, then the Transferor will transfer to the Transferee Eligible Credit Support having a Value as of the date of transfer at least equal to the applicable Delivery Amount (rounded pursuant to Paragraph 11(b)(iii)(D)). Unless otherwise specified in Paragraph 11(b), the "Delivery Amount" applicable to the Transferor for any Valuation Date will equal the amount by which:

     (i)  the Credit Support Amount

     exceeds

     (ii) the Value as of that Valuation Date of the Transferor's Credit Support Balance (adjusted to include any prior Delivery Amount and to exclude any prior Return Amount, the transfer of which, in either case, has not yet been completed and for which the relevant
     Settlement Day falls on or after such Valuation Date).

(b) Return Amount. Subject to Paragraphs 3 and 4, upon a demand made by the Transferor on or promptly following a Valuation Date, if the Return Amount for that Valuation Date equals or exceeds the Transferee's Minimum Transfer Amount, then the Transferee will transfer to the Transferor Equivalent Credit Support specified by the Transferor in that demand having a Value as of the date of transfer as close as practicable to the applicable Return Amount (rounded pursuant to Paragraph 11(b)(iii)(D)),and the Credit Support Balance will, upon such transfer, be reduced accordingly. Unless otherwise specified in Paragraph 11(b), the "Return Amount" applicable to the Transferee for any Valuation Date will equal the amount by which:

     (i) the Value as of that Valuation Date of the Transferor's Credit Support Balance (adjusted to include any prior Delivery Amount and to exclude any prior Return Amount, the transfer of which, in either case, has not yet been completed and for which the relevant Settlement Day falls on or after such Valuation Date)

     exceeds

     (ii) the Credit Support Amount.

Paragraph 3. Transfer, Calculations and Exchanges

(a) Transfers. All transfers under this Annex of any Eligible Credit Support, Equivalent Credit Support, Interest Amount or Equivalent Distributions shall be made in accordance with the instructions of the Transferee or Transferor, as applicable, and shall be made:

     (i) in the case of cash, by transfer into one or more bank accounts specified by the recipient;


                                      2
                                                                   ISDA(R) 1995

     (ii) in the case of certificated securities which cannot or which the parties have agreed will not be delivered by book-entry, by delivery in appropriate physical form to the recipient or its account accompanied by any duly executed instruments of transfer, transfer tax stamps and any other documents necessary to constitute a legally valid transfer of the transferring party's legal and beneficial title to the recipient; and

     (iii) in the case of securities which the parties have agreed will be delivered by book-entry, by the giving of written instructions (including, for the avoidance of doubt, instructions given by telex, facsimile transmission or electronic messaging system) to the relevant depository institution or other entity specified by the recipient, together with a written copy of the instructions to the recipient, sufficient, if complied with, to result in a legally effective transfer of the transferring party's legal and beneficial title to the recipient.

Subject to Paragraph 4 and unless otherwise specified, if a demand for the transfer of Eligible Credit Support or Equivalent Credit Support is received by the Notification Time, then the relevant transfer will be made not later than the close of business on the Settlement Day relating to the date such demand is received; if a demand is received after the Notification Time, then the relevant transfer will be made not later than the close of business on the Settlement Day relating to the day after the date such demand is received.

(b) Calculations. All calculations of Value and Exposure for purposes of Paragraphs 2 and 4(a) will be made by the relevant Valuation Agent as of the relevant Valuation Time. The Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) of its calculations not later than the Notification Time on the Local Business Day following the applicable Valuation Date (or, in the case of Paragraph 4(a), following the date of calculation).

c.  Exchanges

(i) Unless otherwise specified in Paragraph 11, the Transferor may on any Local Business Day by notice inform the Transferee that it wishes to transfer to the Transferee Eligible Credit Support specified in that notice (the "New Credit Support") in exchange for certain Eligible Credit Support (the "Original Credit Support") specified in that notice comprised in the Transferor's Credit Support Balance.

(ii) If the Transferee notifies the Transferor that it has consented to the proposed exchange, (A) the Transferor will be obliged to transfer the New Credit Support to the Transferee on the first Settlement Day following the date on which it receives notice (which may be oral telephonic notice) from the Transferee of its consent and (B) the Transferee will be obliged to transfer to the Transferor Equivalent Credit Support in respect of the Original Credit Support not later than the Settlement Day following the date on which the Transferee receives the New Credit Support, unless otherwise specified in Paragraph 11(d) (the "Exchange Date"); provided that the Transferee will only be obliged to transfer Equivalent Credit Support with a Value as of the date of transfer as close as practicable to, but in any event not more than, the Value of the New Credit Support as of that date.


                                      3
                                                                   ISDA(R) 1995

Paragraph 4. Dispute Resolution

(a) Disputed Calculations or Valuations. If a party (a "Disputing Party") reasonably disputes (I) the Valuation Agent's calculation of a Delivery Amount or a Return Amount or (II) the Value of any transfer of Eligible Credit Support or Equivalent Credit Support, then:

     (1) the Disputing Party will notify the other party and the Valuation Agent (if the Valuation Agent is not the other party) not later than the close of business on the Local Business Day following, in the case of (I) above, the date that the demand is received under Paragraph 2 or, in the case of (II) above, the date of transfer;

     (2) in the case of (I) above, the appropriate party will transfer the undisputed amount to the other party not later than the close of business on the Settlement Day following the date that the demand is received under Paragraph 2;

     (3) the parties will consult with each other in an attempt to resolve the dispute; and

     (4) if they fail to resolve the dispute by the Resolution Time, then:

          (i) in the case of a dispute involving a Delivery Amount or Return Amount, unless otherwise specified in Paragraph 11(c), the Valuation Agent will recalculate the Exposure and the Value as of the Recalculation Date by:

               (A) utilising any calculations of that part of the Exposure attributable to the Transactions that the parties have agreed are not in dispute;

               (B) calculating that part of the Exposure attributable to the Transactions in dispute by seeking four actual quotations at mid-market from Reference Market-makers for purposes of calculating Market Quotation, and taking the arithmetic average of those obtained; provided that if four quotations are not available for a particular Transaction, then fewer than four quotations may be used for that Transaction, and if no quotations are available for a particular Transaction, then the Valuation Agent's original calculations will be used for the Transaction; and

               (C) utilising the procedures specified in Paragraph 11(e)(ii) for calculating the Value, if disputed, of the outstanding Credit Support Balance;

          (ii) in the case of a dispute involving the Value of any transfer of Eligible Credit Support or Equivalent Credit Support, the Valuation Agent will recalculate the Value as of the date of transfer pursuant to Paragraph 11(e)(ii).

Following a recalculation pursuant to this Paragraph, the Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) as soon as possible but in any event not later than the Notification Time on the Local Business Day following the Resolution Time. The appropriate party will, upon demand following such notice given by the Valuation Agent or a resolution pursuant to (3) above and subject to Paragraph 3(a), make the appropriate transfer.


                                      4
                                                                   ISDA(R) 1995

(b) No Event of Default. The failure by a party to make a transfer of any amount which is the subject of a dispute to which Paragraph 4(a), applies will not constitute an Event of Default for as long as the procedures set out in this Paragraph 4 are being carried out. For the avoidance of doubt, upon completion of those procedures, Section 5(a)(i) of this Agreement will apply to any failure by a party to make a transfer required under the final sentence of Paragraph 4(a) on the relevant due date.

Paragraph 5. Transfer of Title, No Security Interest, Distributions and Interest Amount

(a) Transfer of Title. Each party agrees that all right, title and interest in and to any Eligible Credit Support, Equivalent Credit Support, Equivalent Distributions or Interest Amount which it transfers to the other party under the terms of this Annex shall vest in the recipient free and clear of any liens, claims, charges or encumbrances or any other interest of the transferring party or of any third person (other than a lien routinely imposed on all securities in a relevant clearance system).

(b) No Security Interest. Nothing in this Annex is intended to create or does create in favour of either party any mortgage, charge, lien, pledge, encumbrance or other security interest in any cash or other property transferred by one party to the other party under the terms of this Annex.

(c) Distributions and Interest Amount.

     (i) Distributions. The Transferee will transfer to the Transferor not later than the Settlement Day following each Distributions Date cash, securities or other property of the same type, nominal value, description and amount as the relevant Distributions ("Equivalent Distributions") to the extent that a Delivery Amount would not be created or increased by the transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed a Valuation Date for this purpose).

     (ii) Interest Amount. Unless otherwise specified in Paragraph 11(f)(iii), the Transferee will transfer to the Transferor at the times specified in Paragraph 11(f)(ii) the relevant Interest Amount to the extent that a Delivery Amount would not be created or increased by the transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed a Valuation Date for this purpose).

Paragraph 6. Default

If an Early Termination Date is designated or deemed to occur as a result of an Event of Default in relation to a party, an amount equal to the Value of the Credit Support Balance, determined as though the Early Termination Date were a Valuation Date, will be deemed to be an Unpaid Amount due to the Transferor (which may or may not be the Defaulting Party) for purposes of
Section 6(e). For the avoidance of doubt, if Market Quotation is the applicable payment measure for purposes of Section 6(e), then the Market Quotation determined under Section 6(e) in relation to the Transaction constituted by this Annex will be deemed to be zero, and, if Loss is the applicable payment measure for purposes of Section 6(e), then the Loss determined under Section 6(e) in relation to the Transaction will be limited to the Unpaid Amount representing the Value of the Credit Support Balance.


                                      5
                                                                   ISDA(R) 1995

Paragraph 7. Representation

Each party represents to the other party (which representation will be deemed to be repeated as of each date on which it transfers Eligible Credit Support, Equivalent Credit Support or Equivalent Distributions) that it is the sole owner of or otherwise has the right to transfer all Eligible Credit Support, Equivalent Credit Support or Equivalent Distributions it transfers to the other party under this Annex, free and clear of any security interest, lien, encumbrance or other restriction (other than a lien routinely imposed on all securities in a relevant clearance system).

Paragraph 8. Expenses

Each party will pay its own costs and expenses (including any stamp, transfer or similar transaction tax or duty payable on any transfer it is required to make under this Annex) in connection with performing its obligations under this Annex, and neither party will be liable for any such costs and expenses incurred by the other party.

Paragraph 9. Miscellaneous

(a) Default Interest. Other than in the case of an amount which is the subject of a dispute under Paragraph 4(a), if a Transferee fails to make, when due, any transfer of Equivalent Credit Support, Equivalent Distributions or the Interest Amount, it will be obliged to pay the Transferor (to the extent permitted under applicable law) an amount equal to interest at the Default Rate multiplied by the Value on the relevant Valuation Date of the items of property that were required to be transferred, from (and including) the date that the Equivalent Credit Support, Equivalent Distributions or Interest Amount were required to be transferred to (but excluding) the date of transfer of the Equivalent Credit Support, Equivalent Distributions or Interest Amount. This interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(b) Good Faith and Commercially Reasonable Manner. Performance of all obligations under this Annex, including, but not limited to, all calculations, valuations and determinations made by either party, will be made in good faith and in a commercially reasonable manner.

(c) Demands and Notices. All demands and notices given by a party under this Annex will be given as specified in Section 12 of this Agreement.

(d) Specifications of Certain Matters. Anything referred to in this Annex as being specified in Paragraph 11 also may be specified in one or more Confirmations or other documents and this Annex will be construed accordingly.

Paragraph 10. Definitions

As used in this Annex:

"Base Currency" means the currency specified as such in Paragraph 11(a)(i).


                                      6
                                                                   ISDA(R) 1995

"Base Currency Equivalent" means, with respect to an amount on a Valuation Date, in the case of an amount denominated in the Base Currency, such Base Currency amount and, in the case of an amount denominated in a currency other than the Base Currency (the "Other Currency"), the amount of Base Currency required to purchase such amount of the Other Currency at the spot exchange rate determined by the Valuation Agent for value on such Valuation Date.

"Credit Support Amount" means, with respect to a Transferor on a Valuation Date, (i) the Transferee's Exposure plus (ii) all Independent Amounts applicable to the Transferor, if any, minus (iii) all Independent Amounts applicable to the Transferee, if any, minus (iv) the Transferor's Threshold; provided, however, that the Credit Support Amount will be deemed to be zero whenever the calculation of Credit Support Amount yields a number less than zero.

"Credit Support Balance" means, with respect to a Transferor on a Valuation Date, the aggregate of all Eligible Credit Support that has been transferred to or received by the Transferee under this Annex, together with any Distributions and all proceeds of any such Eligible Credit Support or Distributions, as reduced pursuant to Paragraph 2(b), 3(c)(ii) or 6. Any Equivalent Distributions or Interest Amount (or portion of either) not transferred pursuant to Paragraph 5(c)(i) or (ii) will form part of the Credit Support Balance.

"Delivery Amount" has the meaning specified in Paragraph 2(a).

"Disputing Party" has the meaning specified in Paragraph 4.

"Distributions" means, with respect to any Eligible Credit Support comprised in the Credit Support Balance consisting of securities, all principal, interest and other payments and distributions of cash or other property to which a holder of securities of the same type, nominal value, description and amount as such Eligible Credit Support would be entitled from time to time.

"Distributions Date" means, with respect to any Eligible Credit Support comprised in the Credit Support Balance other than cash, each date on which a holder of such Eligible Credit Support is entitled to receive Distributions or, if that date is not a Local Business Day, the next following Local Business Day.

"Eligible Credit Support" means, with respect to a party, the items, if any, specified as such for that party in Paragraph 11(b)(ii) including, in relation to any securities, if applicable, the proceeds of any redemption in whole or in part of such securities by the relevant issuer.

"Eligible Currency" means each currency specified as such in Paragraph 11(a)(ii), if such currency is freely available.

"Equivalent Credit Support" means, in relation to any Eligible Credit Support comprised in the Credit Support Balance, Eligible Credit Support of the same type, nominal value, description and amount as that Eligible Credit Support.

"Equivalent Distributions" has the meaning specified in Paragraph 5(c)(i).

"Exchange Date" has the meaning specified in Paragraph 11(d).


                                      7
                                                                   ISDA(R) 1995

"Exposure" means, with respect to a party on a Valuation Date and subject to Paragraph 4 in the case of a dispute, the amount, if any, that would be payable to that party by the other party (expressed as a positive number) or by that party to the other party (expressed as a negative number) pursuant to
Section 6(e)(ii)(1) of this Agreement if all Transactions (other than the Transaction constituted by this Annex) were being terminated as of the relevant Valuation Time, on the basis that (i) that party is not the Affected Party and (ii) the Base Currency is the Termination Currency; provided that Market Quotations will be determined by the Valuation Agent on behalf of that party using its estimates at mid-market of the amounts that would be paid for Replacement Transactions (as that term is defined in the definition of "Market Quotation").

"Independent Amount" means, with respect to a party, the Base Currency Equivalent of the amount specified as such for that party in Paragraph 11(b)(iii)(A); no amount is specified, zero.

"Interest Amount" means, with respect to an Interest Period, the aggregate sum of the Base Currency Equivalents of the amounts of interest determined for each relevant currency and calculated for each day in that Interest Period on the principal amount of the portion of the Credit Support Balance comprised of cash in such currency, determined by the Valuation Agent for each such day as follows:

     (x)  the amount of cash in such currency on that day; multiplied by

     (y)  the relevant Interest Rate in effect for that day; divided by

     (z)  360 (or, in the case of pounds sterling, 365).

"Interest Period" means the period from (and including) the last Local Business Day on which an Interest Amount was transferred (or, if no Interest Amount has yet been transferred, the Local Business Day on which Eligible Credit Support or Equivalent Credit Support in the form of cash was transferred to or received by the Transferee) to (but excluding) the Local Business Day on which the current Interest Amount is transferred.

"Interest Rate" means, with respect to an Eligible Currency, the rate specified in Paragraph 11(f)(i) for that currency.

"Local Business Day", unless otherwise specified in Paragraph 11(h), means:

     (i) in relation to a transfer of cash or other property (other than securities) under this Annex, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment;

     (ii) in relation to a transfer of securities under this Annex, a day on which the clearance system agreed between the parties for delivery of the securities is open for the acceptance and execution of settlement instructions or, if delivery of the securities is contemplated by other means, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place(s) agreed between the parties for this purpose;


                                      8
                                                                   ISDA(R) 1995

     (iii) in relation to a valuation under this Annex, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place of location of the Valuation Agent and in the place(s) agreed between the parties for this purpose; and

     (iv) in relation to any notice or other communication under this Annex, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place specified in the address for notice most recently provided by the recipient.

"Minimum Transfer Amount" means, with respect to a party, the amount specified as such for that party in Paragraph 11(b)(iii)(C); if no amount is specified, zero.

"New Credit Support" has the meaning specified in Paragraph 3(c)(i).

"Notification Time" has the meaning specified in Paragraph 11(c)(iv).

"Recalculation Date" means the Valuation Date that gives rise to the dispute under Paragraph 4; provided, however, that if a subsequent Valuation
Date occurs under Paragraph 2 prior to the resolution of the dispute, then the "Recalculation Date" means the most recent Valuation Date under Paragraph 2.

"Resolution Time" has the meaning specified in Paragraph 11(c)(i).

"Return Amount" has the meaning specified in Paragraph 2(b).

"Settlement Day" means, in relation to a date, (i) with respect to a transfer of cash or other property (other than securities), the next Local Business Day and (ii) with respect to a transfer of securities, the first Local Business Day after such date on which settlement of a trade in the relevant securities, if effected on such date, would have been settled in accordance with customary practice when settling through the clearance system agreed between the parties for delivery of such securities or, otherwise, on the market in which such securities are principally traded (or, in either case, if there is no such customary practice, on the first Local Business Day after such date on which it is reasonably practicable to deliver such securities).

"Threshold" means, with respect to a party, the Base Currency Equivalent of the amount specified as such for that party in Paragraph 11(b)(iii)(B); if no amount is specified, zero.

"Transferee" means, in relation to each Valuation Date, the party in respect of which Exposure is a positive number and, in relation to a Credit Support Balance, the party which, subject to this Annex, owes such Credit Support Balance or, as the case may be, the Value of such Credit Support Balance to the other party.

"Transferor" means, in relation to a Transferee, the other party.

"Valuation Agent" has the meaning specified in Paragraph 11(c)(i).

"Valuation Date" means each date specified in or otherwise determined pursuant to Paragraph 11(c)(ii).


                                      9
                                                                   ISDA(R) 1995

                                                                EXECUTION COPY

                   Paragraph 11 to the Credit Support Annex


                            Elections and Variables

                       to the ISDA Credit Support Annex

                                    between

Credit Suisse First Boston International     Granite Mortgages 02-1 Plc

                 ("Party A")                        ("Party B")

                                      and

                   The Bank of New York (the "Note Trustee")



Paragraph 11.



(a)  Base Currency and Eligible Currency

     (i)  "Base Currency" means EUR.

     (ii) "Eligible Currency" means the Base Currency, USD and Pounds
          Sterling.

          It is agreed by the Parties that where the Credit Support Amount is transferred in currency other than Base Currency, the Valuation Percentage for each item listed as Eligible Credit Support in paragraph 11(b)(ii) shall be reduced by percentage agreed by the Parties and approved by the relevant rating agency ("Additional Valuation Percentage"), such Additional Valuation Percentage being 9% or such lower percentage as agreed with the relevant rating agencies.

(b)  Credit Support Obligations.

     (i)  Delivery Amount, Return Amount and Credit Support Amount.

          (A) "Delivery Amount" has the meaning specified in Paragraph 2(a), except that the words "upon a demand made by the Transferee" shall be deleted.

          (B) "Return Amount" has the meaning specified in Paragraph 2(b), except that after the words "Credit Support" and before "specified by the Transferor",


-----------------------------------------------------------------------------

                                                                EXECUTION COPY


               words "(1) in a form Credit Support was transferred by the Transferee and (2)" shall be added.

          (C) "Credit Support Amount" has the meaning specified under the relevant definition of Ratings Criteria. In circumstances where more than one of the Ratings Criteria apply to Party A, the Credit Support Amount shall be calculated by reference to the Ratings Criteria which would result in Party A transferring the greatest amount of collateral. Under no circumstances will Party A be required to transfer more collateral than the greatest amount calculated in accordance with the Ratings Criteria set out below.

     (ii) Eligible Credit Support. On any date, the following items will qualify as "Eligible Credit Support" for each party:


                                                                       Valuation
                                                                       Percentage

               (A)  cash in an Eligible Currency                       100%



               (B)  negotiable debt obligations issued after 18         98%
                    July 1984 by the U.S. Treasury Department
                    (with local and foreign currency issuer
                    ratings of AA- or above by S&P, Aa2 or above
                    by Moody's or AA- or above by Fitch) having
                    a residual maturity on such date of less
                    than 1 year

               (C)  negotiable debt obligations issued after 18         94%
                    July 1984 by the U.S. Treasury Department
                    (with local and foreign currency issuer
                    ratings of AA- or above by S&P, Aa2 or above
                    by Moody's or AA- or above by Fitch) having
                    a residual maturity on such date equal to or
                    greater than 1 year but less than 5 years

               (D)  negotiable debt obligations issued after 18         91%
                    July 1984 by the U.S. Treasury Department
                    (with local and foreign currency issuer
                    ratings of AA- or above by S&P, Aa2 or above
                    by Moody's or AA- or above by Fitch) having
                    a residual maturity on such date equal

-----------------------------------------------------------------------------

                                      -2-

                                                                 EXECUTION COPY


                    to or greater than 5 years but less than 10 years

               (E)  negotiable debt obligations of the Federal          84%
                    Republic of Germany (with local and foreign
                    currency issuer ratings of AA- or above by
                    S&P, Aa2 or above by Moody's or AA- or above
                    by Fitch) with a residual maturity of less
                    than 10 years at the date of their transfer
                    to the Transferee.

               (F)  negotiable debt obligations of the Republic         81%
                    of France (with local and foreign currency
                    issuer ratings of AA- or above by S&P, Aa2
                    or above by Moody's or AA- or above by
                    Fitch) with a residual maturity of less than
                    10 years at the date of their transfer to
                    the Transferee

               (G)  negotiable debt obligations of Belgium (with        82%
                    local and foreign currency issuer ratings of
                    AA- or above by S&P, Aa2 or above by Moody's
                    or AA- or above by Fitch) with a residual
                    maturity of less than 10 years at the date
                    of their transfer to the Transferee.

               (H)  negotiable debt obligations of the United           95%
                    Kingdom (with local and foreign currency
                    issuer ratings of AA- or above by S&P, Aa2
                    or above by Moody's or AA- or above by
                    Fitch) with a residual maturity of less than
                    10 years at the date of their transfer to
                    the Transferee.

               (I)  negotiable debt obligations of Switzerland          84%
                    (with local and foreign currency issuer
                    ratings of AA- or above by S&P, Aa2 or
                    above by Moody's or AA- or above by Fitch)
                    with a residual maturity of less than 10
                    years at the date of their transfer to the
                    Transferee.

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               (J)  negotiable debt obligations of Italy (with          88%
                    local and foreign currency issuer ratings of
                    AA- or above by S&P, Aa2 or above by Moody's
                    or AA- or above by Fitch) with a residual
                    maturity of less than 10 years at the date
                    of their transfer to the Transferee.

               (K)  negotiable debt obligations of the                   93%
                    Netherlands (with local and foreign currency
                    issuer ratings of AA- or above by S&P, Aa2
                    or above by Moody's or AA- or above by
                    Fitch) with a residual maturity of less than
                    10 years at the date of their transfer to
                    the Transferee.

               (L)  negotiable debt obligations of Sweden (with         78% (or any
                    local and foreign currency issuer ratings of        other Valuation
                    AA- or above by S&P, Aa2 or above by Moody's        Percentage as
                    or AA- or above by Fitch) with a residual           determined by
                    maturity of less than 10 years at the date          the relevant
                    of their transfer to the Transferee.                rating agency)

               (M)  negotiable debt obligations of the US               95% (or any other
                    Government National Mortgage Association,           Valuation Percentage
                    the US Federal National Mortgage                    as determined by the
                    Association, the US Federal Home Loan               relevant rating agency)
                    Mortgage Corporation, the US Student Loans
                    Marketing Association or a US Federal Home
                    Loan Bank (all entities rated AA- or above
                    by S&P, Aa1 or above by Moody's or AA- or
                    above by Fitch) with a residual maturity on
                    such date equal to or greater than 1 year
                    but less than 3 years.

               (N)  negotiable debt obligations of the US               90% (or any other
                    Government National Mortgage Association,           Valuation Percentage as
                    the US Federal National Mortgage                    determined by the
                    Association, the US Federal Home Loan               relevant rating
                    Mortgage Corporation, the US Student Loans
                    Marketing Association or a US Federal Home
                    Loan Bank (all entries rated AA- or above

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                                      -4-
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                                                                 EXECUTION COPY

                    by S&P, Aa1 or above by Moody's or AA- or            agency)
                    above by Fitch) with a residual maturity on
                    such date equal to or greater than 3 years
                    but less than 5 years.

               (O)  negotiable debt obligations of the US               87% (or any other
                    Government National Mortgage Association,           Valuation Percentage
                    the US Federal National Mortgage                    as determined by the
                    Association, the US Federal Home Loan               relevant rating
                    Mortgage Corporation, the US Student Loans          agency)
                    Marketing Association or a US Federal Home
                    Loan Bank (all entries rated Aa1 or above by
                    AA- or above by S&P, Moody's or AA- or above
                    by Fitch) with a residual maturity on such
                    date equal to or greater than 5 years but
                    less than 7 years.

               (P)  negotiable debt obligations of the US               83% (or any other
                    Government National Mortgage Association,           Valuation Percentage
                    the US Federal Home Loan Mortgage                   as determined by the
                    Corporation, the US Student Loans                   relevant rating
                    Marketing Association or a US Federal Home          agency)
                    Loan Bank (all entries rated Aa1 or above by
                    AA- or above by S&P, Moody's or AA- or above
                    by Fitch) with a residual maturity on such
                    date equal to or greater than 7 years but
                    less than 10 years.



          (iii) Thresholds.

               (A) "Independent Amount" means with respect to Party A: Zero "Independent Amount" means with respect to Party B: Zero

               (B) "Threshold" means with respect to Party A: Infinity provided that, upon the occurrence of a downgrade of Party A's credit rating to such levels as specified in the relevant Ratings Criteria and unless Party A has put in place alternative arrangements as contemplated by the Agreement, the Threshold shall be zero. For the avoidance of doubt in the event that the long-term unsecured, unsubordinated debt obligations of Party A regain and retain a long-term rating of AA- by S&P, Aa3 by Moody's and AA- by Fitch then

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                    the Threshold for Party A will be infinity, subject to
                    adjustment in accordance with this paragraph (B).

                    "Threshold" means with respect to Party B: Infinity.

               (C)  "Minimum Transfer Amount" means with respect to Party A:

                    EUR 50,000.

                    "Minimum Transfer Amount" means with respect to Party B:

                    EUR 50,000.

               (D) Rounding. The Delivery Amount will be rounded up to the nearest integral multiple of EUR 50,000. The Return Amount will be rounded down to the nearest integral multiple of EUR 50,000.

(c)  Valuation and Timing.

     (i)  "Valuation Agent" means Party A in all circumstances.

     (ii) "Valuation Date" means (1) the first Local Business Day in each week which if treated as a Valuation Date would result in a Delivery Amount or Return Amount or, following the downgrade (2) by S&P of the short-term unsecured, unsubordinated debt obligations of Party A below A-2, provided that the Notes are rated AAA by S&P, (3) by Fitch of the short terms unsecured, unsubordinated debts obligations of Party A to F3, or (4) by Moody's of the long term unsecured unsubordinated debt obligations of Party A below A3, each Local Business Day.

     (iii) "Valuation Time" means the close of business in the city of the Valuation Agent on the Local Business Day immediately proceeding the Valuation Date or date of calculation, as applicable, provided that the calculations of Value and Exposure will, as far as practicable, be made as of approximately the same time on the same date.

     (iv) "Notification Time" means 4:00 p.m., London time, on a Local Business Day.

(d)  Exchange Date.

     "Exchange Date" has the meaning specified in Paragraph 3(c)(ii).

(e)  Dispute Resolution.

     (i) "Resolution Time" means 4:00 p.m., London time on the Local Business Day following the date on which the notice is given that gives rise to a dispute under Paragraph 4.

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     (ii) Value. For the purpose of Paragraphs 4(a)(4)(i)(C) and 4(a)(4)(ii), on any date the Value of the outstanding Credit Support Balance or of any transfer of Eligible Credit Support or Equivalent Credit Support, as the case may be, will be calculated as follows:

          (A) with respect to any Eligible Credit Support or Equivalent Credit Support comprising securities ("Securities") the Base Currency Equivalent of the sum of (a)(x) the last bid price on such date for such Securities on the principal national securities exchange on which such Securities are listed, multiplied by the applicable Valuation Percentage; or (y) where any Securities are not listed on a national securities exchange, the bid price for such Securities quoted as at the close of business on such date by any principal market maker (which shall not be and shall be independent from the Valuation Agent) for such Securities chosen by the Valuation Agent, multiplied by the applicable Valuation Percentage; or (z) if no such bid price is listed or quoted for such date, the last bid price listed or quoted (as the case may be), as of the day next preceding such date on which such prices were available, multiplied by the applicable Valuation Percentage; plus (b) the accrued interest where applicable on such Securities (except to the extent that such interest shall have been paid to the Transferor pursuant to Paragraph 5(c)(ii) or included in the applicable price referred to in subparagraph (a) above) as of such date;

          (B) with respect to any Cash, the Base Currency Equivalent of the amount thereof; and

          (C) with respect to any Eligible Credit Support or Equivalent Credit Support other than Securities and Cash, the Base Currency Equivalent of the fair market value thereof on such date, as determined in any reasonable manner chosen by the Valuation Agent, multiplied by the applicable Valuation Percentage.

     (iii) Alternative. The provisions of Paragraph 4 will apply.

(f)  Distributions and Interest Amount.

     (i) Interest Rate. The "Interest Rate" will be such rate as agreed between the parties when Party A's Threshold reaches zero.

     (ii) Transfer of Interest Amount. The Transfer of the Interest Amount will be made on the second Local Business Day following the end of each calendar month, to the

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          extent that Party B has earned and received such amount of interest and that a Delivery Amount would not be created or increased by that transfer, and on any other Local Business Day on which Equivalent Credit Support in the form of cash is transferred to the Transferor pursuant to Paragraph 2(b) provided that Party B shall not be obliged to so transfer any Interest Amount unless and until it has received such interest.

     (iii) Alternative to Interest Amount. The provisions of Paragraph 5(c)(ii) will apply. For the purposes of calculating the Interest Amount the amount of interest calculated for each day of the Interest Period shall, with respect to any Eligible Currency, be compounded daily.

     (iv) "Distributions" has the meaning specified in Paragraph 10, except that the words "to which a holder of securities of the same type, nominal value, description and amount as such Eligible Credit Support would be entitled from time to time" shall be deleted and replaced by the words "received by the Transferee in respect of such Eligible Credit Support".

     (v) "Distribution Date" has the meaning specified in Paragraph 10, except that the words "a holder of such Eligible Credit Support is entitled to receive Distributions" shall be deleted and replaced by the words "Distributions are received by the Transferee".

(g)  Address for Transfers.

     Party A: To be notified to Party B by Party A at the time of the request for the transfer.

     Party B: To be notified to Party A by Party B at the time of the request for the transfer.

(h)  Other Provisions.

     (i)  Transfer Timing

     (A) The final paragraph of Paragraph 3(a) shall be deleted and replaced with the following:

          "Subject to Paragraph 4, and unless otherwise specified, any transfer of Eligible Credit Support or Equivalent Credit Support (whether by the Transferor pursuant to Paragraph 2(a) or by the Transferee pursuant to Paragraph 2(b)) shall be made not later than the close of business on the Settlement Day."

     (B) The definition of Settlement Day shall be deleted and replaced with the following:

          "Settlement Day" means:

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                                     -8-
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          (i)  in respect of a transfer of cash or other property (except
               Securities), the second Local Business Day after the Demand Date; and

          (ii) in respect of a transfer of Securities:

               (a) the second Local Business Day after the Demand Date; or if later,

               (b) the first Local Business Day after the Demand Date on which settlement of a trade in the relevant securities, if effected on the Demand Date, would have occurred in accordance with customary practice when settling through the clearance system agreed between the parties for delivery of such securities or, otherwise, on the market on which such securities are principally traded (or, in either case, if there is not such customary practice, on the first Local Business Day after the Demand Date on which it is reasonably practicable to deliver such securities).

     (C)  For the purposes of this Paragraph 11(h)(i):

          "Demand Date" means, with respect to a transfer by a party;

          (i) in the case of a transfer pursuant to Paragraph 2 or Paragraph 4(a)(2), (1) the first Local Business Day of each week on which the Transferor fails to meet the Ratings Criteria or, following the downgrade (2) by S&P of the short-term unsecured, unsubordinated debt obligations of Party A below A-2, provided that the Notes are rated AAA by S&P, (3) by Fitch of the short terms unsecured, unsubordinated debts obligations of Party A to F3, or (4) by Moody's of the long term unsecured, unsubordinated debt obligations of Party A below A3, each Local Business Day of each week on which the Transferor fails to make the Ratings Criteria;

          (ii) in the case of a transfer pursuant to Paragraph 3(c)(ii)(A), the date on which the Transferor fails to meet the Ratings Criteria and Transferee has given its consent to the proposed exchange; and

          (iii) in the case of a transfer pursuant to Paragraph 5(c)(i), the Distributions Date.

(ii)      Early Termination

          The heading for Paragraph 6 shall be deleted and replaced with "Early Termination" and the following shall be added after the word "Default" in the first

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                                     -9-
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                                                                 EXECUTION COPY


          line of Paragraph 6, "or a Termination Event in relation to all (but not less than all) Transactions".

(iii)     Costs of Transfer on Exchange

          Notwithstanding Paragraph 8, Party A will be responsible for, and will reimburse Party B and/or the Note Trustee and/or their agents promptly upon written demand for, all costs and expenses (including, without limitation, Taxes) incurred by Party B and/or the Note Trustee and/or their agents (as the case may be) in connection with this Annex (including, without limitation, in connection with the transfer, receipt, administration and/or holding of Eligible Credit Support, Equivalent Eligible Support, Interest Amount and/or Equivalent Distributions the making of calculations, determinations, communications or valuations, the opening and maintenance of accounts and the preservation, dispute and enforcement of rights). Party A acknowledges and agrees that such costs and expenses may be incurred by Party B in connection with this Annex and each party acknowledges and agrees that Party A may reimburse Party B directly in respect of such costs and expenses.

(iv)      Cumulative Rights

          The rights, powers and remedies of the Transferee under this Annex shall be in addition to all rights, powers and remedies given to the Transferee by the Agreement or by virtue of any statute or rule of law, all of which rights, powers and remedies shall be cumulative and may be exercised successively or concurrently without impairing the rights of the Transferee in the Credit Support Balance created pursuant to this Annex.

(v)       Single Transferor and Single Transferee

          For the avoidance of doubt Party A shall always be the Transferor and Party B shall always be the Transferee.

(vi)      Ratings Criteria

          "Ratings Criteria" means, the criteria used by Standard and Poor's ("S&P Criteria"), the criteria used by Moody's ("Moody's Criteria") and the criteria used

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                                     -10-
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          by Fitch ("Fitch Criteria") for the purposes of determining the amount of collateral required to be transferred following a ratings downgrade where Party A has opted to post collateral in support of its obligations under Part 5(k) of the Swap Agreement.

          Moody's Criteria

          "Credit Support Amount" shall be calculated in accordance with the meaning specified in Paragraph 10 provided however that the words "plus the Additional Collateral Amount" shall be added after the words "Transferee's Exposure" in the second line thereof. For such purposes "Additional Collateral Amount" means the sum of (i) the Transferee's Exposure multiplied by A and (ii) the product of B multiplied by the Party A Currency Amounts less the aggregate of the Party A Additional Initial Exchange Amounts of the outstanding Transactions, where:

          (i) "A" means 2% and "B" means 2% if the long-term, unsecured and unsubordinated debt obligations or the short-term, unsecured and unsubordinated debt obligations of Party A (or its successor) and, if relevant, any Credit Support Provider of Party A cease to be rated as high as "A1" and "Prime-1" by Moody's;

          (ii) "A" shall be equal to or greater than 2% (as determined by Moody's) and "B" shall be equal to or greater than 3% (as determined by Moody's) if the long-term, unsecured and unsubordinated debt obligations or the short-term, unsecured and unsubordinated debt obligations of Party A (or its successor) and, if relevant, any Credit Support Provider of Party A cease to be rated as high as "A3" and "Prime-2" by Moody's or Moody's rating is withdrawn; and

          (iii) "A" means 0% and "B" means 0% in all other cases.

          Fitch Criteria

          "Credit Support Amount" shall be calculated in accordance with paragraph 10 provided the words "Additional Collateral Amount" shall be added after the words Transferee's Exposure in the second line of paragraph 10. "Additional Collateral Amount" means an amount determined in accordance with the following:

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                                     -11-
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          Notional Amount of the Transaction * M

          Where Notional Amount means the Party A Currency Amounts less the aggregate of the Party A Additional Initial Exchange Amounts in relation to each Transaction specified in Appendix 1.

          Where M means

          (A) for Transactions with legal final maturity of less than 5 years: 0.75%

          (B) for Transactions with legal final maturity of 5 to 10 years:
          1.25%

          (C) for Transactions with legal final maturity of 10 to 15 years:
          2.50%

          (D) for Transactions with legal final maturity of more than 15 years: 3.50%;

          S&P Criteria

          "Credit Support Amount" has the meaning specified in Paragraph 10, provided that the words "plus the Additional Collateral Amount" shall be added after the words "Transferee's Exposure" in the second line thereof. For such purposes "Additional Collateral Amount" means an amount determined in accordance with the following:

          [Exposure + ATSUM(Notional Balance * VB%)] * CM1 * CM2 - Exposure

          where Notional Balance means [ the Party A Currency Amounts less the aggregate of the Party A Additional Initial Exchange Amounts in relation to each Transaction specified in Appendix 1 in respect of each Transaction set out in Appendix 1.

          Where VB means, with respect to any Transaction at any time, the applicable percentage specified in the table below:

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                                     -12-
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

         -----------------------------------------------------------------------------------------------------
                         Transaction provides for a scheduled payment in Pounds Sterling
         -----------------------------------------------------------------------------------------------------
                                    Remaining    Term   of    Remaining    Term   of   Remaining   Term   of
                                    Transaction   up  to  5   Transaction  up  to 10   Transaction      more
                                    years                     years,   but   greater   than 10 years
                                                              than 5 years
         -------------------------  ------------------------  -----------------------  ----------------------
         The rating by Standard     1.05%                     1.75%                    3.0%
         & Poor's of Party A's
         long-term unsecured,
         unsubordinated
         obligations is at least
         equal to "A+"
         -------------------------  ------------------------  -----------------------  ----------------------
         The rating by Standard     1.35%                     2.45%                    4.5%
         & Poor's of Party A's
         long-term unsecured,
         unsubordinated
         obligations is equal to
         "A"
         -------------------------  ------------------------  -----------------------  ----------------------
         The rating by Standard     1.5%                      3.15%                    6.0%
         & Poor's of Party A's
         long-term unsecured,
         unsubordinated
         obligations is less
         than "A"
         -------------------------  ------------------------  -----------------------  ----------------------

          where CM1 is 1.04

          where CM2 is 1.04



          Upon receipt of written request from S&P, Party A will as soon as reasonably practicable demonstrate to S&P their method for calculating Exposure, and if Party A cannot demonstrate to the satisfaction of S&P that such calculation produces a fair market value of Exposure then S&P may adjust one or more of the figures for

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                                     -13-
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          VB, CM1 or CM2 such that the resulting Additional Collateral Amount is deemed sufficient by S&P to maintain the rating of the Notes.

(v)       Demands and Notices.

          All demands, specifications and notices under this Annex will be made pursuant to the Notices Section of this Agreement, save that any demand, specification or notice:

          (A)  shall be given to or made at the following addresses:

               If to Party A:

               Address:    One Cabot Square
                           London E14 4QJ
                           England.

               Telephone:  +44 20 7888 8083

               Facsimile:  +44 20 7883 7987

               Attention:  Collateral Management Unit

           If to Party B:

               Address:    Granite Mortgages 02-1 plc

                           Fifth Floor

                           100 Wood Street

                           London EC2V 7EX

           With a copy to:

               Address:    Northern Rock Plc

                           Northern Rock House

                           Gostorth

                           Newcastle Upon Tyne NE3 4PL

               Fascimile:  +44 191 279 4694

               Attention:  Keith M. Currie



          or at such other address as the relevant party may from time to time designate by giving notice (in accordance with the terms of this subparagraph) to the other party;

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     (B)  shall be deemed to be effective at the time such notice is actually received unless such notice is received on a day which is not a Local Business Day or after the Notification Time on any Local Business Day in which event such notice shall be deemed to be effective on the next succeeding Local Business Day.

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                                    Annex 1


                                                Order
                              Notional Amount   Number      Underlying Notes          Notes Notional

EUR/GBP Cross Currency Swap   GBP 13.1MM        6686998     Series 3 Class B          EUR 21.1mm
EUR/GBP Cross Currency Swap   GBP 372.67MM      6686992     Series 3 Class A          EUR 600mm

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